Orkla
Annual report 2008

ORKLA

ORKLA 2008

EBITA for 2008 was slightly weaker than in 2007. The reasons are largely associated with the financial crisis, which has gradually spread to the real economy, leading to a sharp decline in demand in several of the markets which to Orkla Aluminium Solutions and Orkla Materials are particularly exposed. Orkla Brands is relatively less affected by the economic cycle and reported EBITA[1] of NOK 2.6 billion, an improvement of 17 %.

Profit before tax for the full year came to NOK -2.0 billion, compared with almost NOK 10 billion in 2007. This can primarily be explained by the significant write-downs taken for accounting purposes on the Share Portfolio in 2008 due to the decline on the stock markets, while large gains were realised in 2007. Write-downs of goodwill and material assets and restructuring charges were also higher than in 2007.



Solidox
SURF'S UP

PROGRESS FOR ORKLA BRANDS

Sharp price increases for raw materials and other input factors and the weak performance of Bakers and the Eastern European businesses resulted in a decline in profit for Orkla Brands in 2007. Orkla Brands compensated for this in 2008 by means of extensive improvement programmes and price adjustments and, in line with its stated intentions, brought the business back to its normal profit trend. Both profit and margins improved for all segments.

OPERATING REVENUES



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
NOK million
32,126
55,304
52,683
63,867
65,579
04
05
06
07
08

Historical figures (incl. discontinued operations) for 2004-2007.

EBITA[1]



6,000
5,000
4,000
3,000
2,000
1,000
NOK million
2,738
4,805
5,084
5,112
4,240
04
05
06
07
08

Historical figures (incl. discontinued operations) for 2004-2007.

EARNINGS PER SHARE, DILUTED



20
15
10
5
0
NOK
15.1
2.9[1]
5.6
10.9
6.9[2]
8.1
-2.8
04
05
06
07
08

[1] Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries.

[2] Earnings per share before net profit and gain on sale of Orkla Media.

NET SALES BY GEOGRAPHICAL AREA



Rest of the world 14 %
Norway 18 %
Asia 7 %
Other Nordic countries 21 %
Other European countries 31 %
Central and Eastern Europe 9 %

Total net sales NOK 63,937 million

CAPITAL EMPLOYED BY GEOGRAPHICAL AREA



America 6 %
Asia 3 %
Other European countries 9 %
Central and Eastern Europe 5 %
Norway 57 %
Other Nordic countries 20 %

Total capital employed (capitalised) NOK 66,035 million

EMPLOYEES BY GEOGRAPHICAL AREA



America 11 %
Norway 21 %
Asia 7 %
Other European countries 18 %
Central and Eastern Europe 21 %
Other Nordic countries 22 %

No. of employees 31,541

[1] Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges.

ORKLA

ORKLA BRANDS	ORKLA ALUMINIUM SOLUTIONS	ORKLA MATERIALS	ORKLA ASSOCIATES*	ORKLA FINANCIAL INVESTMENTS
Orkla Foods Nordic	Sapa Profiles	Elkem	REC ASA	Share Portfolio
Orkla Brands Nordic	Sapa Building System	Borregaard	Jotun AS	Orkla Finans
Orkla Brands International	Sapa Heat Transfer			Orkla Eiendom
Orkla Food Ingredients				

* Orkla's ownership interest is approximately 40 %

ORKLA BRANDS

Orkla Brands is a leading supplier of branded consumer goods and concept solutions, primarily to the Nordic grocery and catering sectors. The business mainly holds no. 1 and no. 2 positions in its categories, in which most of the branded goods are proprietary and have been on the market for many years. Orkla Brands also holds strong local positions in Russia and India, in addition to being an important supplier of ingredients to the European bakery market. The business area consists of four units: Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients.

SHARE OF GROUP

36 % Operating revenues

61 % EBITA[1]

43 % Number of man-years

KEY FIGURES

Operating revenues: NOK 23,398 million

EBITA[1]: NOK 2,590 million

Number of man-years: 13,349

ORKLA ALUMINIUM SOLUTIONS

Sapa develops, manufactures and markets value-added profiles, profile-based building systems and heat-exchanger strip in aluminium. Sapa consists of the three business units Sapa Profiles, Sapa Building System and Sapa Heat Transfer, and is represented in Europe, North America and Asia. Its business concept is based on close collaboration with its customers. Sapa is a leader in its field and has customers in the building, transport, engineering and telecommunications industries.

SHARE OF GROUP

42 % Operating revenues

16 % EBITA[1]

41 % Number of man-years

KEY FIGURES

Operating revenues: NOK 27,809 million

EBITA[1]: NOK 697 million

Number of man-years: 12,585

ORKLA MATERIALS

Orkla Materials consists of the companies Elkem and Borregaard. Elkem is a world leader in the environmentally friendly production of metals and materials. Its main products are silicon, high-purity silicon for the solar industry, special ferrosilicon alloys for the foundry industry, carbon, microsilica and energy. Borregaard has one of the world's most advanced biorefineries. Using timber as a raw material, it produces a wide variety of advanced biochemicals and biomaterials that are sustainable alternatives to oil-based products. The company also holds strong positions in additives, fine chemicals and energy.

SHARE OF GROUP

21 % Operating revenues

32 % EBITA[1]

15 % Number of man-years

KEY FIGURES

Operating revenues: NOK 13,600 million

EBITA[1]: NOK 1,373 million

Number of man-years: 4,526

ORKLA ASSOCIATES

Orkla Associates primarily consists of Orkla's investments in the Renewable Energy Corporation ASA (REC) and Jotun AS. Orkla owns a 39.73 % stake in REC and a 42.5 % stake in Jotun. REC and Jotun are presented in Orkla's financial statements according to the equity method of accounting and Orkla's share of profit after tax is presented on the line for profit from associates.

Profit from associates was NOK 2,189 million in 2008.

ORKLA FINANCIAL INVESTMENTS

Orkla Financial Investments consists of three main businesses: the Share Portfolio, Orkla Finans and Orkla Eiendom. The Share Portfolio staff manage one of Norway's largest share portfolios which primarily comprises investments in the Nordic region, Eastern Europe and Asia. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops real estate properties. This business area also includes Borregaard Skoger, which develops and manages Orkla's forests.

SHARE OF GROUP

1 % Operating revenues

-2 % EBITA[1]

1 % Number of man-years

KEY FIGURES

Operating revenues: NOK 876 million

EBITA[1]: NOK -98 million

Number of man-years: 188

[1] Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairments.

FINANCIAL CALENDAR 2009

23 APR	24 APR	06 MAY	06 MAY	12 AUG	30 OCT
ANNUAL GENERAL MEETING	SHARES QUOTED EXCL. DIVIDEND	FIRST QUARTER REPORT PUBLISHED	DIVIDEND PAID OUT	SECOND QUARTER REPORT PUBLISHED	THIRD QUARTER REPORT PUBLISHED

Orkla wishes to promote the electronic distribution of its Annual Report and notice of the Annual General Meeting rather than paper-based communication. For information on how to receive the Annual Report and notice electronically, see Orkla's website (www.orkla.com) under «Investor Relations».

ORKLA ASA
NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Orkla ASA will be held at Gamle Logen, Grev Wedels plass 2, 0151 Oslo, on **Thursday, 23 April 2009 at 3 p.m.**

The agenda is as follows:

1. **Approval of the financial statements for 2008 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors, including approval of a share dividend for 2008 of NOK 2.25 per share, except for shares owned by the Group**

2. **Amendments to the Articles of Association**

President and CEO Dag J. Opedal will be proposed as candidate for the offices of member and chairman of the Board of Directors of Renewable Energy Corporation ASA (REC) at the Annual General Meeting of REC on 19 May 2009.

To ensure clarity in relation to governance, Orkla finds it appropriate to draw a formal and real distinction between, on the one hand, the functions of a potential member of the Board of REC and that of President and CEO of Orkla's other operations and, on the other hand, that of highest administrative executive of Orkla's wholly-owned solar business in Elkem Solar AS. It is therefore proposed that Orkla's Articles of Association be amended to enable the Board of Directors of Orkla ASA to appoint one additional general manager, with the object of giving the latter delimited responsibility for Elkem Solar if Dag J. Opedal is elected to the Board of Directors of REC. This is being done to preclude any governance-related issues.

In connection with the amendment of the Articles of Association, it is also deemed appropriate to make certain linguistic changes to update the provisions in question. It is proposed that the term "managing director" be amended to "general manager" and that the term "chairman of the Board" be amended to the "chair of the Board". It is also proposed that the wording of Article 5 of the Articles of Association be simplified by deleting "from among or outside the circle of its members", without any intention of this entailing any change.

It is accordingly proposed that Article 5 of the Articles of Association be amended to read as follows:

"The Board of Directors shall appoint *one or more general managers* as head of the overall administration."

It is proposed that Article 6 of the Articles of Association be amended to read as follows:

"The following persons shall be authorised to sign for the company: the *Chair* of the Board of Directors together with one of the Board members, the *general manager* or, pursuant to the decision of the Board, specifically designated employees."

It is proposed that Article 10 a, first sentence, of the Articles of Association, be amended to read as follows:

"elect the members of the Board of Directors and deputy members, if appropriate, in accordance with Article 4, third paragraph, elect the *Chair* of the Board of Directors and determine the fee of the Board of Directors."

It is further proposed to amend the Articles of Association as follows:

It is proposed that Article 1, second sentence, of the Articles of Association be amended to read as follows:

"The registered office of the company is in *Oslo*."

As a consequence of the proposed amendment to Article 1, second sentence, it is proposed that the second sentence of Article 12 be deleted.

It is proposed that Article 15, first paragraph, second sentence, of the Articles of Association be amended to read as follows:

"Notice of the General Meeting shall be given by letter to all shareholders with a known address and by announcement in *advertisement in a national newspaper*."

3. **Authorisation to acquire treasury shares**

At the Annual General Meeting on 24 April 2008, the Board of Directors was authorised to acquire shares in Orkla ASA until the Annual General Meeting in 2009.

The Board of Directors proposes that this authorisation be renewed.

Authorisation to acquire treasury shares was granted for the first time at the Annual General Meeting on 7 May 1998 and has been renewed every year. In accordance with this authorisation, the company has acquired 79,737,630 shares in Orkla ASA since 7 May 1998 and up to the present date.

The reason for this proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Liability Companies Act to acquire treasury shares up to a maximum value of 10% of share capital. Shares acquired pursuant to this authorisation must be cancelled or used for employee incentive programmes, cf. item 5 of the agenda.

The Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Liability Companies Act:

"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's holding of treasury shares does not exceed 10% of shares outstanding at any given time. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 120. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of treasury shares. This authorisation shall apply from 24 April 2009 until the date of the Annual General Meeting in 2010."

4. **Authorisation for the Board of Directors to increase share capital through the subscription of new shares**

At the Annual General Meeting on 24 April 2008, the authorisation granted to the Board of Directors to increase share capital by up to NOK 90,000,000 through the subscription of new shares was renewed. The authorisation applies until the Annual General Meeting in 2009.

The Board of Directors proposes that the authorisation be renewed.

Such authorisation has regularly been granted by previous General Meetings. The reason for this proposal is, as before, that the authorisation will simplify procedures if it should prove desirable to further develop the Group's core businesses by acquiring companies in return for consideration in the form of the subscription of new shares or otherwise increase share capital by means of private placings.

The Board of Directors proposes the following resolution, cf. sections 10-14 to 10-19 of the Public Limited Liability Companies Act:

"The Board of Directors is authorised to increase share capital through the subscription of new shares with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 72,000,000 shares, each with a nominal value of NOK 1.25. This authorisation may be used for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Liability Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Liability Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to decisions to merge pursuant to section 13-5 of the Public Limited Liability Companies Act.

This authorisation shall apply from 24 April 2009 until the date of the Annual General Meeting in 2010."

5. Orkla's terms and conditions policy, remuneration of executive management and the Group's incentive programmes

5.1 Explanation of Orkla's terms and conditions policy and the Board of Directors' statement of guidelines for the pay and other remuneration of the executive management

5.2 Advisory vote on the Board of Directors' guidelines for the remuneration of the executive management for the coming financial year

5.3 Approval of guidelines for share-related incentive arrangements for the coming financial year

6. Election of members and deputy members to the Corporate Assembly

The recommendation of 27 March 2009 is attached herewith.

7. Election of members to the Nomination Committee

The recommendation of 27 March 2009 is attached herewith.

8. Election of the chair of the Nomination Committee

The recommendation of 27 March 2009 is attached herewith.

9. Approval of the Auditor's remuneration

Pursuant to Article 17 of the Articles of Association, the Annual General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders are entitled to participate in the Annual General Meeting, either in person or by proxy, of their own choice. Notice of attendance must be received no later than 4.00 p.m. on 21 April 2009. Notice of attendance may be given electronically through Orkla's website www.orkla.com or VPS Investor Services, or by completing and sending the attendance form to DnB NOR Bank ASA, Securities Service.

Shareholders who wish to be represented and vote at the Annual General Meeting by proxy may send the proxy form electronically through VPS Investor Services, or to DnB NOR Bank ASA, Securities Service, within the time limit stated above. Proxy forms may also be brought to the Annual General Meeting. Proof of the identity of the proxy and the person represented by proxy, and the company certificate if the shareholder is a legal entity, must be submitted along with the proxy.

Attendance and proxy forms are enclosed.

The company has issued 1,028,930,970 shares. Each share carries one vote at the Annual General Meeting, but no voting right may be exercised for shares belonging to the Group. Shareholders are entitled to vote the number of shares that they each own, and that are registered with the Norwegian Central Securities Depository (VPS) on the date of the General Meeting. If a shareholder has acquired shares shortly before the General Meeting, the voting rights for the transferred shares may only be exercised if the acquisition has been recorded by the VPS, or if the acquisition has been reported to the VPS and documentary evidence thereof is presented at the General Meeting. Shareholders may bring an advisor and may give one advisor the right to speak.

Shareholders are entitled to submit items of business for consideration at the Annual General Meeting provided the items have been submitted to the Board of Directors in writing early enough to be included in the notice of the Annual General Meeting, or been submitted at least two weeks prior to the Annual General Meeting so that a new notice may be sent out. As a rule, the General Meeting may not consider any matters other than those specified in the notice of the meeting. Proposals of candidates for election to the Corporate Assembly and/or the Nomination Committee may also be submitted during the Annual General Meeting.

The shares will be quoted exclusive of the dividend on 24 April 2009.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 6 May 2009 to shareholders of record as of the date of the Annual General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

The notice of the Annual General Meeting and other documents relating to items of business may be found at www.orkla.com.

Oslo, 2 April 2009

Knut Brundtland
Chair of the Corporate Assembly

Appendix

"Exemptions No. 82-3998"

ORKLA

www.orkla.com

APPENDIX TO ITEM 6 ON THE AGENDA

To the General Meeting of Orkla ASA

ELECTION OF MEMBERS AND DEPUTY MEMBERS TO THE CORPORATE ASSEMBLY

1. Introduction

The Nomination Committee has considered the composition of the Corporate Assembly and its deputy members at four meetings. The Nomination Committee has contacted the 20 largest shareholders for suggestions or comments in connection with the coming elections, and has spoken with representatives of several shareholders. Information on the way shareholders may submit comments and suggestions to the Nomination Committee has been available on the company's website.

In connection with the coming elections, the Nomination Committee has considered it desirable to ensure the greatest possible degree of continuity among the members of the Corporate Assembly.

Further grounds for the recommendation of the Nomination Committee will be provided at the Annual General Meeting.

2. Members

At Orkla's Annual General Meeting in spring 2007, the following members of the Corporate Assembly were elected for a term of two years:

	Elected from:
Elisabeth Grieg	(2001)
Johan H. Andresen jr.	(2001)
Idar Kreutzer	(2003)
Knut Brundtland	(2007)
Rune Bjerke	(2007)
Kjetil Houg	(2007)

At Orkla's Annual General Meeting in spring 2008, the following members of the Corporate Assembly were elected for a term of one year:

Nils-Henrik Pettersson	(2003)
Gunn Wærsted	(deputy 2001-03, member 2003)
Lars Windfeldt	(2006)
Anne Gudefin	(2006)
Olaug Svarva	(deputy 1995-01, member 2006)
Dag Mejdell	(2006)
Marianne Blystad	(2006)
Nils Selte	(2008)

Consequently, all the members are now up for election.

Elisabeth Grieg has informed the Nomination Committee that she will not stand for re-election.

The Nomination Committee recommends that the following persons be re-elected:

No. of shares owned personally/company affiliation and shareholding at 31 December 2008

Johan H. Andresen jr.	(0)/Ferd AS (3,266,500)
Idar Kreutzer	(0)/Storebrand (1,941,175)
Knut Brundtland	(0)
Rune Bjerke	(0)/DnB NOR (27,129,164)
Kjetil Houg	(600)/Oslo Pensjonsforsikring (8,500,000)
Nils-Henrik Pettersson	(80)/Advokatfirma Schjødt AS (0)
Gunn Wærsted	(0)/Nordea (6,392,818)
Lars Windfeldt	(126,265)
Anne Gudefin	(0)/Franklin Templeton Investments (86,438,738)
Olaug Svarva	(0)/Folketrygdfondet (121,313,110)
Dag Mejdell	(13,450)/Posten Norge AS (0)
Marianne Blystad	(0)/Advokatfirmaet Ro Sommernes DA (0)
Nils Selte	(51,000)/Canicasystemet (238,342,000)[1]

[1] Incl. shares owned by related parties

The Nomination Committee further recommends that the following person be elected as a new member of the Corporate Assembly:

Terje Venold (1,000)

Further information regarding Mr Venold may be found in the attachment to this recommendation.

Pursuant to section 8, fourth paragraph, of the Articles of Association, the term of election may be set at up to two years. The Nomination Committee is of the opinion that an annual assessment of the overall composition of the Corporate Assembly will ensure somewhat greater flexibility, and therefore proposes that the term of election be set, as last year, at one year, i.e. until the Annual General Meeting in 2010.

3. Deputy members

At Orkla's Annual General Meeting in spring 2007, the following deputy members were elected for a term of two years (the number in brackets indicates the order in which they are to be summoned):

	Elected from:
Terje Venold (1)	(2001)
Anne Birgitte Fossum (3)	(2003)
Scilla Treschow Hokholt (4)	(2003)
Andreas Enger (6)	(2007)

At Orkla's Annual General Meeting in spring 2008, the following deputy members were elected for a term of one year (the number in brackets indicates the order in which they are to be summoned):

Ann Kristin Brautaset (2)	(2006)
Benedikte Bjørn (5)	(2006)

Consequently, all the deputy members are now up for election.

The Nomination Committee has recommended that Terje Venold be elected as member of the Corporate Assembly.

The Nomination Committee recommends that the other deputy members be re-elected:

No. of shares owned personally/company affiliation and shareholding at 31 December 2008

Ann Kristin Brautaset	(0)/Folketrygdfondet (121,313,110)
Anne Birgitte Fossum	(6,500)/Foinco (0)
Scilla Treschow Hokholt	(71,965)
Benedikte Bjørn	(0)/StatoilHydro ASA (4,655,950)
Andreas Enger	(5,000)

The Nomination Committee further recommends that the following person be elected as new deputy member of the Corporate Assembly:

Mimi K. Berdal	(0)

Further information regarding Ms Berdal may be found in the attachment to this recommendation.

Pursuant to section 8, fourth paragraph, of the Articles of Association, the term of election may be set at up to two years. As stated above, the Nomination Committee is of the opinion that an annual assessment of the overall composition of the Corporate Assembly will ensure somewhat greater flexibility, and therefore proposes that the term of election be set at one year, i.e. until the Annual General Meeting in 2010.

In view of the fact that Mr Venold has been recommended for election as member of the Corporate Assembly, the Nomination Committee proposes to maintain the order in which the deputy members will be summoned to attend meetings in the event of the inability of a member to attend, as follows:

Ann Kristin Brautaset	(1)
Anne Birgitte Fossum	(2)
Scilla Treschow Hokholt	(3)
Benedikte Bjørn	(4)
Andreas Enger	(5)
Mimi K. Berdal	(6)

Oslo, 27 March 2009

Knut Brundtland

Idar Kreutzer

Elisabeth Grieg

Leiv Askvig

Olaug Svarva

Appendix

ORKLA

www.orkla.com

APPENDIX TO ITEM 7 AND 8 ON THE AGENDA

ELECTION OF MEMBERS TO THE NOMINATION COMMITTEE

Pursuant to Article 18 of its Articles of Association, Orkla has a Nomination Committee that is charged with submitting recommendations to the General Meeting regarding its election of members to the Corporate Assembly, recommendations to the shareholder-elected members of the Corporate Assembly regarding their election of members to the Board of Directors, and recommendations to the Corporate Assembly regarding its election of the Chair of the Board. In connection with the preparation of recommendations regarding the election of the Chair of the Board, the Nomination Committee is supplemented by one representative designated by the employee-elected members of the Corporate Assembly.

The following member and chair of the Nomination Committee is up for election:

	Elected from:
Knut Brundtland	(2007)

Furthermore, Elisabeth Grieg has stated that, since she is not standing for re-election as member of the Corporate Assembly, she will also resign as member of the Nomination Committee.

When the Nomination Committee contacted the 20 largest shareholders, it also requested suggestions and comments in connection with the election of members to the Nomination Committee. Information as to how shareholders may submit suggestions regarding the composition of the Nomination Committee has been available on Orkla's website.

The undersigned, who are members of the Nomination Committee, are not up for election this year.

The undersigned recommend that Knut Brundtland be re-elected as member and chair of the Nomination Committee.

The undersigned also recommend that Nils-Henrik Pettersson be elected as new member of the Nomination Committee. Nils-Henrik Pettersson has been nominated by Canica AS. Pettersson owns 80 shares in Orkla ASA.

Further information regarding Nils-Henrik Pettersson may be found in the attachment to this recommendation.

Pursuant to Article 18, first paragraph, of Orkla's Articles of Association, it is proposed that the term of election be set at two years, i.e. until the Annual General Meeting in 2011.

Oslo, 27 March 2009

Olaug Svarva	Idar Kreutzer	Leiv Askvig

Appendix

ORKLA

www.orkla.com

APPENDIX TO THE RECOMMENDATION OF THE NOMINATION COMMITTEE

1. Information concerning the new member for the Corporate Assembly:

Terje Venold (year of birth 1950)

Education:

1973 MBA (Siviløkonom) - Norwegian School of Management (BI)

Work experience:

1989 -	Group CEO, Veidekke
1985-1989	Finance Director, Veidekke
1981-1985	Finance Manager, Veidekke
1979-1981	Finance Manager, Blystad Group
1974-1979	Finance Secretary/Accounting Manager, Norsk Data A/S

Elected positions:

Deputy member of the Corporate Assembly of Orkla ASA since 2001
Chairman of the Board, Norwegian School of Management (BI) (from August 2009)
Chairman of the Committee of Representatives, Storebrand ASA
Chairman of the Board, AksjeNorge Foundation
Member of the Corporate Assembly, Norsk Hydro ASA
Member of the Central Board of the Norwegian Confederation of Enterprise (NHO)
Chairman of the Nomination Committee of the AFF Foundation

Elected positions:

Since 2003	Itera Consulting Group ASA (listed IT consultancy company). Deputy Chairman
Since 2004	Rocksource ASA (listed petroleum company). Deputy Chairman
Since 2006	Gjensidige Investeringsrådgivning ASA (investment consultancy)
Since 2006	Gjensidige Pensjon og Sparing Holding AS (pensions and savings)
Since 2006	Synnøve Finden ASA (listed consumer goods company)
Since 2006	Copeinca ASA (Peruvian fishery group, listed on the Oslo Stock Exchange)
Since 2007	Gassco AS (state limited liability company responsible for operating and developing the gas pipe network on the Norwegian continental shelf)
Since 2007	Q-Free ASA (listed technology company)
Since 2007	24SevenOffice ASA (supplier of web-based business solutions, listed on the Oslo Axess list)
Since 2007	Infratek ASA (construction, operation and security of critical infrastructure, demerged from Hafslund ASA and listed Q4 2007)
Since 2008	DnB NOR Eiendomsfond I AS and subsidiaries
Since 2009	Wavefield Inseis ASA (geophysical products and services for the maritime sector)
Since 2005	Sevan Marine ASA (listed petroleum production company) - member of the Nomination Committee

2. Information concerning the new deputy member for the Corporate Assembly:

Mimi K. Berdal (year of birth 1959)

Education:

1987	Law degree, University of Oslo

Work experience:

2005-	Own law and consultancy firm
2001-2005	Partner, Arntzen de Besche Advokatfirma AS (law firm), Oslo
1996-2000	Partner, Arntzen, Underland & Co (law firm), Oslo
1991-1996	Assistant advocate/Advocate, Arntzen, Underland & Co.
1988-1990	Legal Adviser, Total Norge AS
1985-1986	Assistant lecturer, Scandinavian Institute of Maritime Law, University of Oslo

3. Information concerning the new member for the Nomination Committee:

Nils-Henrik Pettersson (year of birth 1957)

Education:

1982	Law degree, University of Oslo
1984	Basic course, socio-economics, University of Oslo

Work experience:

1988-	Partner, Advokatfirmaet Schjødt DA (law firm)
1984-1988	Advocate, Advokatfirmaet Schjødt DA
1983-1984	Deputy Judge, Alstahaug
1981-1983	Auditor's assistant, Fladstad, Mjelve Østbø

Elected positions:

2003-	Member of the Corporate Assembly of Orkla ASA
2002-	Canica AS, member of the Board
2003-	Datarespons ASA, member of the Nomination Committee
2008-	AF Gruppen ASA, Chairman of the Board



ORKLA ACQUIRES 100 % OWNERSHIP OF SAPA PROFILES

Towards the end of 2008, Orkla entered into an agreement with Alcoa to exchange its stake in Elkem Aluminium for Alcoa's stake in Sapa Profiles. The swap agreement gives Orkla 100 % ownership of Sapa Profiles, the world's leading aluminium profiles company, while Alcoa acquires 100 % ownership of Elkem Aluminium. Sapa Profiles is a global business system that has a solid competence base and leading market positions in both the USA and Europe. Switching from two partially-owned positions to one wholly owned position has enabled Orkla to focus its portfolio and gain more strategic control. When the economic cycle normalises Orkla sees a significant growth potential within the Sapa structure.

DEVELOPMENT IN SOLAR



In the Solar sector, Orkla has moved its positions forward in 2008. The Elkem Solar plant, which will produce silicon for the solar industry based on Elkem's proprietary technology and process, reached mechanical completion at the end of the year. The start-up programme has commenced and the plant will gradually ramp up in the course of 2009, towards its full capacity of 6,000 tonnes. REC, in which Orkla owns 39.73 %, continued to expand in 2008. Investments have been made on three continents that will increase capacity considerably through 2009 and 2010. New technology is being developed, and expectations are highest with regard to the new silicon technology Fluidized Bed Reactors (FBR).

LONG-TERM VALUE CREATION



Orkla's goal is to achieve long-term value growth which exceeds that of relevant, competitive investment alternatives. For shareholders, this is reflected in the combination of the long-term performance of the Orkla share and the dividend that is paid out.

Over time, Orkla's shareholders have had a competitive return on their investments. However in 2008 the financial crisis also affected Orkla's share price performance and Orkla's share price, ex-dividend, declined by 56.8 % during the year. Including dividends the return to shareholders was -55.4 %, while the Oslo Stock Exchange Benchmark Index fell 54.1 % in the same period. In the last ten years the average annual return on the Orkla share has been 13 %, while the average yield on the Oslo Stock Exchange was 5 %.

Key figures[1]

	2008	2007	2006	2005	2004
Operating revenues (NOK million)	**65,579**	63,867	52,683	55,304	32,126
EBITA[2] (NOK million)	**4,240**	5,112	5,084	4,805	2,738
EBITA-margin[2] (%)	**6.5**	8.0	9.7	8,7	8.5
Profit before taxes (NOK million)	**-2,015**	10,059	8,525	7,206	3,791
Earnings per share diluted (NOK)	**-2.8**	8.1	10.9	5.6	15.1
Earnings per share diluted, adjusted[3] (NOK)	**-1.1**	9.0	7.3	6.0	3.5
Return on capital employed, from industrial activities[4] (%)	**9.4**	11.5	13.0	11.4	15.5
Return on Share Portfolio (market to market) (%)	**-45.3**	16.2	27.4	38.4	21.6
Equity ratio (%)	**47.7**	58.3	60.4	50.8	69.6

[1] Historical figures (incl. discontinued operations) for 2004-2007
[2] Operating profit before amortisation, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges.
[3] Excl. amortisation, restructuring, significant impairment charges and discontinued operations
[4] See definition on page 75.

The Group Executive Board



1. HILDE MYRBERG (51), EXECUTIVE VICE PRESIDENT, CORPORATE FUNCTIONS

Degree in Law from the University of Oslo and MBA from INSEAD, France.

Member of Orkla's Group Executive Board since 2006. Director at Norsk Hydro ASA in charge of the Markets Sector at Hydro Oil & Energy from 2002 to 2006. Has held various positions at Hydro including the posts of head of corporate development and marketing at Hydro Energy and corporate lawyer. Deputy Chairman of the Board of Directors of Petoro AS, and member of the Corporate Assembly of Jotun AS.

Ms Myrberg and related parties own 11,262 shares and 115,000 options in Orkla ASA.

2. OLE ENGER (61), EXECUTIVE VICE PRESIDENT, ORKLA ALUMINIUM SOLUTIONS

Degree in Agricultural Economics from the Agricultural University of Norway, degree (foretaks-økonom) from the Norwegian School of Economics and Business Administration (NHH) and further studies at IMD in Switzerland.

Managing Director of Sapa since 2007. Member of Orkla's Group Executive Board since 2005. Group CEO of Elkem, 1992-2005. Prior positions include that of Director at Norsk Hydro ASA in charge of the Biomarine Division & Hydro Seafood. Chairman of the Board of Directors of the Renewable Energy Corporation ASA.

Mr Enger and related parties own 19,942 shares and 239,500 options in Orkla ASA.

3. TERJE ANDERSEN (51), EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER (CFO)

Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).

Chief Financial Officer at Orkla since 2000. Member of Orkla's Group Executive Board since 2005. Prior to that he was Finance Director at Orkla Brands and Lilleborg. He has also held management positions at Deloitte Consulting and Nevi Finans.

Mr Andersen and related parties own 34,493 shares and 145,000 options in Orkla ASA.

4. ROAR ENGELAND (49), EXECUTIVE VICE PRESIDENT, ORKLA FINANCIAL INVESTMENTS AND CORPORATE DEVELOPMENT

Master of Philosophy from the University of Oslo, MBA from INSEAD, France and graduate of the Norwegian Military Academy, Oslo.

Member of Orkla's Group Executive Board since 2001. Head of Orkla's Corporate Development Department since 1996. Prior to that, a consultant at McKinsey & Company, following a military career. Member of the Board of Directors of the Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA.

Mr Engeland and related parties own 134,004 shares and 840,000 options in Orkla ASA.

5. DAG J. OPEDAL (49), PRESIDENT AND CEO

Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH) and an MBA from INSEAD, France.

Acting President and CEO from January 2005, President and CEO since June 2005. Member of Orkla's Group Executive Board since 2001 with responsibility for Orkla Brands and Foods. Previously Managing Director of Orkla Foods and Stabburet. Prior to that, Finance Director at Nora Foods head of business development at Nora and Company Secretary/Group Controller at Dyno Industrier. Member of the Board of Directors of Jotun AS and member of the Supervisory Board of DnB NOR ASA. Chairman of the Nomination Committee of the Renewable Energy Corporation ASA and member of the Nomination Committee of Storebrand ASA, and FAFO Council member.

Mr Opedal and related parties own 307,899 shares and 1,560,000 options in Orkla ASA.

6. TORKILD NORDBERG (51), EXECUTIVE VICE PRESIDENT, ORKLA BRANDS

Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).

Managing Director of Orkla Brands Nordic since 2002. Member of Orkla's Group Executive Board since 2005. Director, Lilleborg Home and Personal Care from 1997, Personal Care Products/Hygiene 1994-1997 and Industrial Detergents 1993-1994, prior to which he held management positions in marketing/sales at Lilleborg. Member of the Board of Directors of Jotun AS since 1997.

Mr Nordberg and related parties own 27,551 shares and 307,500 options in Orkla ASA.

7. BJØRN M. WIGGEN (49), EXECUTIVE VICE PRESIDENT, ORKLA MATERIALS

Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).

Executive Vice President since 2008, Managing Director of Elkem since September 2008. Head of Orkla Media/Mecom Europe from 2005 to 2007. Prior to that, Managing Director of Pripps Bryggerier, Ringnes and Senior Vice President at Carlsberg Breweries. Deputy Chairman of the Board of Directors of Tomra ASA and member of the Board of Midvestfondene.

Mr Wiggen and related parties own 77,464 shares and 235,000 options in Orkla ASA.

The number of shares and options owned was updated on 31 December 2008.

Challenging times ahead

At the beginning of 2009 the economic operating parameters are extremely weak. The international financial crisis is exacerbating a global slowdown in the real economy. This is reflected in a significant decline in demand in most sectors. Few companies are immune to this situation.

Orkla is well equipped to meet these challenges. The Group's companies have solid market positions, and refinancing needs in 2009 and 2010 are limited.

Orkla companies will be affected by slower economic growth to varying degrees and will respond to the challenges with appropriate counter-measures. There will be particular focus on ensuring satisfactory cash flow, which will entail strict controls on the use of capital and higher ambitions for cost productivity.

Vigorous steps have been taken by Orkla's business areas to adapt their cost bases and production capacity to lower demand and shrinking volumes at the start of 2009. These are demanding processes that impose a considerable strain on both employees and management, but profitable operations are essential for the longer term development of our companies.

After several years with high levels of financial value creation, Orkla felt the effects of the financial crisis in 2008. The price of the Orkla share fell in parallel with the Oslo Stock Exchange, ending up at NOK 45.45 at year-end, compared with NOK 105.25 at the start of the year. Over a five-year period, however, the annual return on the Orkla share has still been 15 %. By comparison, the return on the Oslo Stock Exchange over the same period was 6 %.

Despite increasingly challenging markets throughout 2008, the Group's underlying operations have achieved satisfactory results. Operating revenues rose 7 % to NOK 65.6 billion, while operating profit (EBITA) for continuing business was NOK 4.2 billion, compared with NOK 4.8 billion for 2007. Orkla Brands reported its best ever performance in 2008 and, as a result of innovations, cost reductions and measures to compensate for rising raw material prices, increased its operating profit (EBITA) by NOK 372 million to NOK 2,590 million.

Due to the sharp stock market decline, however, Orkla had to undertake substantial accounting write-downs in 2008. Orkla's financial share portfolio was written down by NOK 5,656 million, while write-downs and restructuring provisions in the industry division amounted to NOK 1,282 million. These write-downs, which totalled NOK 6.9 billion, are the main reason why pre-tax profit was NOK -2.0 billion in 2008 compared with NOK 9.8 billion the year before.

In 2008, active strategic moves were carried out that are improving Orkla's positions or entail restructuring. Orkla is taking over Alcoa's equity interest in Sapa Profiles, thereby becoming sole owner, while Alcoa is taking over Orkla's stake in Elkem Aluminium. This swap will simplify Orkla's structure and give the Group strategic control of Sapa.

REC continued to upgrade its technology and expand capacity on three continents. The Elkem Solar factory was mechanically completed in 2008 and production will be ramped up in the course of 2009.

Orkla sold its stake in Hjemmet Mortensen, thereby concluding its involvement in printed media. A decision was made to close down Borregaard's cellulose business in Switzerland. Orkla Brands' East European business was restructured. An agreement was signed with Q-Cells to cancel three put options in REC.

Orkla has a long-term strategy for growth and value creation that is precisely summed up in the Group's mission statement «Developing people – creating value». Strong, competent organisations build up competitiveness over time.



We have faith in the future but are preparing for rough seas in the short and medium term. I am convinced that Orkla companies will demonstrate that they can still maintain headway in troubled waters.

Business and industry are currently undergoing a challenging process of adaptation and restructuring that will gradually lay the foundations for new growth. In this respect, we are already planning for recovery!

Dag J. Opedal
President and CEO



To increase Orkla's competitiveness, continuous efforts are made to improve the Group's work and production processes.

Continous focus on improvement


INDUSTRIAL DEVELOPMENT
AT ORKLA

In 2006, Orkla launched cost reduction programmes aimed at achieving total savings of NOK 1.7 billion in the period up to 2008, measured against the cost base at the end of 2005. At the end of 2008, the results of these programmes had well exceeded the target, and new targets for cost-effectiveness and improvement programmes have been set.

Improvement orientation is one of the most important value drivers at Orkla, and the Corporate Development Operations, Corporate Development Purchasing and Corporate Development Marketing & Sales departments have specialised expertise that is used throughout the Group. In addition, each business area maintains ongoing focus on improvements at every stage of the value chain.


GRANDIOSA
Lørdagspizza
BIFF

Orkla Brands

Strong branded goods

Orkla Brands' strategy is based on a multi-local model in which responsibility for value creation lies in the individual companies. Supported by deep insight into customer and consumer needs, the companies deliver strong branded consumer goods.

The different companies in Orkla Brands focus continuously on cutting costs at all stages of the value chain. In the past, substantial cost reductions have been realised because of this work, and many of the companies have contributed to these results. Activities consist mainly of improving efficiency in purchasing and production processes, in addition to implementing continuous improvements throughout the value chain. The work is primarily carried out in the local companies, with support from central resources staff at Orkla and Orkla Brands.



Fresh bakery products

One example is the project initiated by Bakers in 2007 at its biggest bakery at Økern, Oslo, to improve profitability. The main aim was to develop workforce and production plans that increased the freshness of products and the reliability of delivery. The project achieved good financial results and inspired greater commitment among employees, and Bakers applied the lessons learned at Økern to three other bakeries in 2007.

«Project Eslövskraft»

Another example of improvement efforts at Orkla Brands is the «Eslövskraft» project at the Procordia factory in Eslöv, Sweden. The goal of this project is to improve productivity and reduce costs. One element of the project is to simplify the supply of raw materials by organising direct intake, sorting and washing of potatoes at Eslöv, a process that was previously carried out externally. This simplifies the flow of raw materials to the factory and reduces the number of processes in the supply chain.


INDUSTRIAL DEVELOPMENT
AT ORKLA

Orkla Aluminium Solutions

Adds value and improves

Sapa develops, manufactures and markets value-added profiles, profile-based building systems and heat-exchanger strip made of aluminium. The company's strategy is to provide processed profiles developed in close collaboration with customers. Continuous improvements in productivity are key to achieving Sapa's goals.





ANNUAL FINANCIAL STATEMENTS



Engaging employees in developing processes

Sapa works in accordance with Genesis, which is an interpretation and adaptation of Toyota Production System. With Genesis as one of its strategic pillars, Sapa strives at shaping a culture where all employees participate in learning and continuous improvement along the value chain. Sapa Profiles Albi in France has embraced Genesis to engage their employees to participate in improvement projects. One example is a logistics platform established for the Building System companies with the objective of becoming more efficient. This is particularly relevant for small orders where specifications may vary substantially. Among other things, a pocket scan system has been introduced which enables employees to track and visualise order components at every stage of the value chain. In this way, errors can be avoided or rectified as early as possible. The logistics platform offers potential for simplifying material and information flows, thereby increasing Sapa's effectiveness and profitability.

Waste reduced by 75 per cent

One important element of improvement projects at Sapa is to ensure that the employees who are closest to the production processes contribute with their own experience. The greatest potential for improvement lies in cooperation across work teams. The Cressona factory in Pennsylvania arranged an improvement symposium to develop ideas and solutions to reduce waste. Much of the waste was due to scratches in the aluminium after it had been through the press, which meant that many of these products had to be scrapped. One important reason for this was inadequate maintenance of the production equipment. By introducing new maintenance routines, waste was reduced by 75 per cent.

Report of the Board of Directors

2008 was the most dramatic year for the global economy since World War II. Triggered by a serious financial crisis, the problems have gradually spread to the real economy, with a sharp decline in demand in many market segments. Moreover it is not inconceivable that the global economy will see negative economic growth in 2009.

The global economic crisis has had a negative impact on the Orkla Group. However, with a differentiated portfolio, a strong balance sheet and a robust, long-term financing structure, the Group is well equipped to meet the challenges ahead. In addition, Orkla has the capacity to exploit any new opportunities that may arise in the wake of the crisis.

Main trends in 2008

Although the year was characterised by financial crisis and declining markets, Orkla strengthened its strategic positions and carried out significant structural moves in 2008.

In 2008, Orkla had two businesses jointly owned with Alcoa: Elkem Aluminium, which produces primary aluminium, and Sapa Profiles, the leading global manufacturer of aluminium extrusions. Towards the end of the year, Orkla entered into an agreement with Alcoa to exchange its stake in Elkem Aluminium for Alcoa's shares in Sapa Profiles. The agreement is subject to the approval of the relevant competition authorities and is expected to be completed in the first quarter of 2009. Elkem Aluminium was contractually prevented from operating outside Norway. Since Orkla did not have any ownership interests in, or control of, important raw material, this position offered little potential for development. The swap agreement will give Orkla sole ownership of a global business system with a solid competence base and leading market positions in the USA and Europe. The aim for Orkla Aluminium Solutions, which is not a highly capital intensive business, is to develop a decentralised business structure with stronger focus on customer needs.

In the Solar sector, Orkla has moved its positions forward in 2008. Construction of the first factory for solar grade silicon, based on Elkem Solar's own technology and process, was mechanically completed at the end of the year. The start-up programme has been initiated and the factory will gradually be ramped up in the course of 2009 as the subsidiary processes and flow of materials through the factory are optimised and verified. The factory's annual capacity is approximately 6,000 tonnes and a volume of 1,500-2,500 tonnes is anticipated in the start-up year. The Renewable Energy Corporation, in which Orkla owns a 39.73 % stake, continued to expand throughout 2008 with both the development of the new technology Fluidized Bed Reactors (FBR) and coherent construction of a silicon factory in the USA, the expansion of wafer capacity in Norway and the start-up of the construction project for Phase 1 of an integrated wafer, cell and module factory in Singapore.

In 2008, Orkla sold its 40 % interest in Hjemmet Mortensen to Egmont for NOK 950 million. The sale of shares enerated a book gain of NOK 830 million, which is reported in the financial statements on the line for profit from associates. Following this sale, Orkla is no longer involved in the media business and total proceeds from the sale of Orkla Media amount to almost NOK 9 billion. Sharp price increases for raw materials and other input factors and the weak performance of Bakers and the Eastern European businesses resulted in a decline in profit for Orkla Brands in 2007. With the help of extensive improvement programmes and price adjustments, Orkla Brands compensated for this in 2008 and, in line with its stated intentions, brought the business back to its normal profit trend. Both profit and margins improved for all business units.

The financial crisis intensified in the second half of the year, while the full impact on the real economy was not felt until the end of the year. Orkla's businesses are exposed to this impact to differing degrees. Orkla Brands and Orkla Materials' energy production are expected to be less affected, while Orkla Financial Investments has already been hit hard due to the fall in the value of the Share Portfolio.

Orkla Aluminium Solutions' markets react rapidly to changes in GDP growth, and there was a significant decline in demand in both the USA and Europe in the course of 2008, while the Asian market was somewhat more resilient. In Orkla Materials, both Borregaard and Elkem experienced falling demand towards the end of the year. Orkla has introduced strong measures to adapt capacity and the use of resources to the weaker market situation. In Orkla Aluminium Solutions, several factories were closed down, or decisions were made to close them down in 2008, while substantial capacity adjustments were made at several other factories. The number of man-years in Sapa Profiles was reduced by approximately 1,900, or around 16 %, due to the market situation. Borregaard has closed its cellulose factory in Switzerland, thereby reducing production capacity for speciality cellulose by approximately 40 %. Capacity in the lignin business has been reduced by around 10 %. Similarly, Elkem's silicon-related business has introduced measures to adapt capacity to changing demand on an ongoing basis. Orkla has also implemented general measures to free up working capital and has introduced extremely strict prioritisation measures for investment funds.

Extensive operational improvement programmes continued throughout the year. The aim of the Group's cost-cutting programmes was to reduce the cost base by NOK 1.7 billion by the end of 2008 compared with the level at the end of 2005. This target has been exceeded, but underlying cost inflation has also increased during the period.

The cash flow in 2008 was affected by the completion of major investment projects, such as Elkem Solar and the hydropower development programme at Sauda. Only minor outstanding commitments remain in connection with these expansion projects in 2009. In addition to this, after two years of substantial capital realisation from the Share Portfolio, there were net purchases of shares in 2008. Total annualised working capital developed in a negative direction due to high prices for raw materials and finished products and a weak NOK at year-end. Measures have been implemented to reduce operating capital, leading to a reduction of approximately NOK 1,3 billion in the fourth quarter alone.

Net interest-bearing liabilities totalled NOK 27.4 billion at year-end. Orkla's liabilities are divided between currencies in line with the Group's equity capital exposure, and a weak NOK towards the end of the year resulted in higher liabilities measured only in NOK. Based on exchange rates as of 16 February, liabilities measured only in NOK would have been around NOK 2 billion lower than they were at year-end. Orkla has a strong, solid balance sheet total with an equity-to-total assets ratio of 47.7 %. This, in conjunction with long-term, robust financing, ensures that the Group has ample leeway, even in more challenging markets. The Orkla Group has no financial covenants in its borrowing agreements and has unused, long-term credit facilities that more than cover loan repayments in 2009 and 2010.

Orkla's results for 2008 were affected by a sharp fall in value and accounting write-downs on the Share Portfolio due to the financial crisis, and substantial industrial restructuring and capacity adjustments in step with market trends towards the end of the year. In total, these write-downs and restructuring provisions amounted to NOK -8.0 per share and are the main reason why Group earnings per share, diluted and adjusted, were weak, amounting to NOK -1.1 compared with NOK 8.8 in 2007.

In 2008 the price of the Orkla share dropped from NOK 105.25 to NOK 45.45. Including reinvested dividends, this represented a return to shareholders of -55.4 %. By comparison, the Oslo Stock Exchange was down 54.1 %.

The Board of Directors proposes an ordinary dividend of NOK 2,25 per share, the same amount as for the 2007 accounting year.

EARNINGS PER SHARE, DILUTED


20
15
10
5
0
Kr
04
05
06
07
08
15.1
2.9[1]
5.6
10.9
6.9[2]
8.1
-2.8

[1] Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries.

[2] Earnings per share before net profit and gain on sale of Orkla Media.

The financial statements have been prepared and presented in accordance with the International Financial Reporting Standards (IFRS), as adopted by the EU. The Board of Directors confirms that the going concern assumption applies.

Structural changes

The agreement with Alcoa to swap Orkla's interest in Elkem Aluminium for Alcoa's shares in Sapa AB means that Orkla will no longer be involved in primary aluminium. Elkem Aluminium is therefore presented as discontinued operations on separate lines in the income statement and balance sheet. In the income statement, the contribution to profit is presented net after tax, while in the balance sheet it is presented on two lines, one for the share of assets and one for the share of liabilities. Comparable historical figures for the income statement have been restated accordingly. For Sapa AB, which was also previously presented as a subsidiary, the only effect of the change is a reduction in minority interests' share of profit and equity capital.

The management and organisation of the business area formerly called Orkla Branded Consumer Goods was re-organised in February 2008. The new business area, Orkla Brands, is divided into four business units: Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients. The purpose of the change was to group units with similar strategic and operational challenges more closely together and increase the potential for further development of individual companies. The changes have no accounting effect.

Egmont and Orkla have jointly owned and operated Hjemmet Mortensen AS since 1992. In January, a court of arbitration ruled that Egmont has the right to acquire Orkla's shares as a result of Orkla's sale of Orkla Media AS. In June the parties reached an agreement whereby Egmont took over Orkla's 40 % financial stake for NOK 950 million. As a result of this, a gain of NOK 830 million has been reported in Orkla's financial statements under the line for profit from associates. In the past, Hjemmet Mortensen has been treated as a joint venture company, but following the ruling of the court of arbitration, Orkla chose to change its classification in the balance sheet as of 31 December 2007 to associate.

Further information about the Group's results

Group operating revenues totalled NOK 65,579 million, up almost 7 % from NOK 61,417 million in 2007. The rise in operating revenues is partly due to the fact that Orkla Aluminium Solutions' extrusions business was merged with Alcoa's extrusions operations in June 2007. In the financial statements, Alcoa's extrusions business was consolidated with full-year effect in 2008, compared with only seven months in 2007. Orkla Brands made progress on a broad front and underlying[2] growth in operating revenues was 6 %. In the case of Orkla Materials, operating revenues were up for Elkem's silicon and energy businesses, while Borregaard was on a par with 2007.

Operating profit (adjusted EBITA[1]) was NOK 4,240 million, compared with NOK 4,825 million in 2007. After a weak year in 2007, with high raw material prices and lower margins, Orkla Brands turned the trend around in 2008. EBITA[1] was NOK 2,590 million, equivalent to underlying[2] growth of 13 % compared with 2007. The markets for Orkla Aluminium Solutions were challenging throughout 2008, and towards the end of the year volume dropped significantly due to the financial crisis and declining demand. EBITA[1] was NOK 697 million, compared with NOK 1,187 million in 2007. Orkla Materials' performance was mixed in 2008. At Elkem, silicon-related operations made a positive contribution due to good markets and high prices right up to the end of the year, but this was more than offset by expensable project costs for Elkem Solar and weak profits from energy trading. Boosted by strong profit from its energy division, Borregaard's results were somewhat better than in 2007, and for Orkla Materials as a whole

EBITA*


6,000
5,000
4,000
3,000
2,000
1,000
NOK million
2,738
4,805
5,084
5,112
4,240
04
05
06
07
08

* Historical figures (incl. discontinued operations) for 2004-2007

EBITA-MARGIN*


10
8
6
4
2
%
8.5
8.7
9.7
8.0
6.5
04
05
06
07
08

* Historical figures (incl. discontinued operations) for 2004-2007.

[1] Operating profit before amortisation, write-down of inventory Sapa Profiles, restructuring and significant impairment charges
[2] Excluding acquisitions and divestments and currency translation effects

EBITA[1] was NOK 1,373 million in 2008, compared with NOK 1,420 million the previous year. The crisis in the financial markets resulted in a lower level of activity for Orkla Finans and weaker results than in 2007.

Results from foreign units are translated into NOK on the basis of average exchange rates for the year. Due to changes in exchange rates from 2007 to 2008, there were small positive currency translation effects in the course of the year, amounting to NOK 39 million on operating revenues and NOK 26 million on EBITA[1].

The Group's restructuring provisions and significant write-downs amounted to just over NOK 1 billion in 2008. The largest items were related to the closure of the Borregaard factory in Switzerland, write-down of goodwill in SladCo and restructuring measures at Orkla Aluminium Solutions. For Sapa Profiles the situation at year-end 2008 has been characterised by uncertainty with regard to the trend in both demand and prices. The stock of aluminium utilised in end products not expected to be sold at normal conditions has therefore been written down to replacement cost. The write-down of NOK -372 million is classified on a separate line in the income statement.

Total profit from Associates came to NOK 2,189 million in 2008. Associates primarily consist of Orkla's shareholdings in REC (39.73 %) and Jotun AS (42.5 %), and these are reported in the financial statements in accordance with the equity method. Both REC and Jotun made good progress in revenue and profit in 2008 and contributed a total of NOK 1,470 million to Orkla, compared to NOK 816 million in 2007. Hjemmet Mortensen was reported in the income statement on the line for associates until Orkla's stake was sold in June 2008. The book gain from the sale increased the contribution to profit by NOK 830 million. In addition, Orkla Financial Investments' investment in Scandinavian Property Development is reported as an associate. The investment was partly written down in 2008 and NOK -151 million was charged against profit.

As a result of the fall on the stock markets in the second half of the year, the Share Portfolio was written down by NOK 5.7 billion in 2008. Shares and interests in the portfolio that are defined as available for sale with a value lower than book value are written down to fair value if the decline in value is long-term or significant, and this had a substantial negative impact on profit in the past year. All in all, the accounting result for the Share Portfolio was NOK -6,043 million in 2008. Dividends received amounted to NOK 470 million.

The investment activities of Orkla Financial Investments in the European Economic Area (EEA) are largely exempt from tax, while the industrial companies pay ordinary company tax in the countries in which they operate. Consequently, when calculating tax, the accounting loss for Orkla Financial Investments in 2008 cannot be used to offset the gain from the industry division. Together with a demand for a re-assessment of tax for 2006 in connection with the conversion of two convertible bonds in REC in May 2006, this helps to explain the tax charge for the year.

The authorities' above-mentioned tax claim of NOK 750 million is partially offset by capitalisation of previous tax provisions in the Group. Orkla disagrees with both the grounds for the tax claim and the value set in the authorities' decision and will follow up the decision by instituting legal proceedings.

CASH FLOW FROM INDUSTRIAL ACTIVITIES*


7
6
5
4
3
2
1
NOK billion
04
05
06
07
08
4.2
1.1
6.9
2.3
5.9
1.4
6.1
1.9
4.9
2.5

Cash flow from operating activities before investments

Replacement investments

* Historical figures (incl. discontinued operations) for 2004-2007

SALES OUTSIDE NORWAY*


100
80
60
40
20
%
04
05
06
07
08
62
76
77
82
82

* Historical figures (incl. discontinued operations) for 2004-2007

Financial situation and capital structure

Cash flow

Cash flow from operating activities amounted to NOK 2,642 million in 2008, compared with NOK 4,443 million in 2007. The decline was primarily due to weaker operating profit for Orkla Aluminium Solutions in the second half of the year and higher value on receivables and inventories. Prices for key raw materials fell towards the end of 2008 and part of the inflationary effect on working capital in 2008 is expected to be reversed in

2009. Net renewal investments were also higher than in 2007, mainly due to ongoing restructuring processes and the implementation of the approved business plan for Orkla Aluminium Solutions, which aims to provide solutions and products that are better adapted to customer needs.

Expansion investments, which amounted to NOK 4.1 billion in 2008, were mainly related to the implementation of Elkem Solar, the completion of the hydropower development project at Saudefaldene and moving Elkem's ferrosilicon magnesium production to Iceland.

Purchases of shares by Orkla Financial Investments in 2008 amounted to almost NOK 2 billion. This business area also increased its interests in the property companies Scandinavian Property Development and Finansgruppen Eiendom, which are reported as acquired companies in the cash flow statement. Orkla Brands acquired some smaller companies. Total acquisitions therefore amounted to NOK 1,059 million.

Sold companies, which totalled NOK 1,317 million in 2008, mainly consist of cash flow from the sale of Hjemmet Mortensen, which amounted to NOK 950 million. The sale of Pryor by Elkem and Guseppe by Orkla Brands also generated minor cash effects.

Dividends of NOK 2,348 million were paid out in 2008, while net buybacks of Orkla shares amounted to NOK 561 million, compared with NOK 566 million in 2007.

After expansion and net portfolio investments, the Group had a negative cash flow of NOK 9,571 million. In addition, negative currency translation effects totalled NOK 1,675 million. The Group's net interest-bearing liabilities, measured in NOK, increased by NOK 11,246 million over the year and amounted to NOK 27,424 million at the end of 2008.

The average borrowing rate was 5.3 % on average interest-bearing liabilities of NOK 21,866 million, mainly divided between SEK, EUR, DKK, USD and NOK.

Foreign currency

In 2008, approximately 82 % of Orkla's sales revenues were generated outside Norway. Orkla Brands is relatively moderately exposed to currency fluctuations, while both Elkem and Borregaard export extensively from Norway, and their exports are largely priced in EUR and USD. Following the sale of Elkem Aluminium, however, the Group's underlying currency exposure will be reduced and at the beginning of 2009 the annual underlying profit exposure from sales in Orkla Materials and Orkla Aluminium Solutions in total is estimated to be in the order of USD 350 million and EUR 550 million. This is partly counteracted by the fact that some of Orkla Brands' purchasing costs are in USD/EUR. The Group's liabilities are spread across currencies in accordance with its net investments in countries outside Norway. Liabilities measured in NOK will therefore fluctuate in step with changes in exchange rates.

LIABILITIES AND EQUITY*


60
50
40
30
20
10
NOK million
-1.2
31.7
15.4
37.9
11.4
48.1
16.2
55.3
27.4
50.1
04¹
05
06
07
08

Net interest-bearing liabilities
Equity (incl. minority interests)

¹ As of 1.1.2005.
* Historical figures (incl. discontinued operations) for 2004-2007.

EQUITY RATIO*


70
60
50
40
30
20
10
%
69.6
50.8
60.4
58.3
47.7
04¹
05
06
07
08

Book value incl. unrealised portfolio gains

¹ As of 1.1.2005.
* Historical figures (incl. discontinued operations) for 2004-2007.

RETURN ON CAPITAL EMPLOYED


18
12
6
%
15.5
11.4
13.0
11.5
9.4
04
05
06
07
08

* From industrial activities. Historical figures (incl. discontinued operations) for 2004-2007

Contracts and financial hedge instruments

Orkla Brands generally has few long-term purchasing or sale contracts. Within Orkla Materials, Elkem has certain long-term power contracts, while both Silicon and Elkem Solar have certain longer-term sales contracts, with a life of more than one year. Further details of contracts and financial instruments may be found in Note 23 to the Group's consolidated financial statements.

Capital structure

In the course of 2008, the balance sheet total increased by just over NOK 10 billion. This is largely ascribable to the expansion investments in Elkem Solar and Saudefaldene, the rise in receivables and inventories, and foreign exchange effects. The sharp decline in the value of Orkla Financial Investments' Share Portfolio reduced equity capital by NOK 2,328 million after tax and at the same time reduced the balance sheet total. At year-end the equity-to-total-assets ratio was 47.7 %, compared with 58.3 % at the end of 2007. Net gearing, defined as net interest-bearing liabilities as a percentage of equity capital, was 0.55 at the end of 2008, compared with 0.29 in 2007. Both Orkla Brands and Orkla Materials' energy businesses provide a strong, stable cash flow, even in less stable markets. Together with a strong balance sheet with large liquid assets, Orkla therefore retains its robust financial position even in today's weak markets. Refinancing needs will be modest in the next few years, and the Group has undrawn credit facilities that more than cover loan instalments in 2009 and 2010.

Pensions

In recent years, all Orkla's Norwegian companies have changed over from defined benefit schemes to defined contribution schemes. Outside Norway defined contribution schemes are also to some extent used. Consequently, the Group's exposure to future pension liabilities is more predictable. Pension costs in 2008 were on a par with the previous year.

The Orkla share

On 24 April 2008 the General Meeting adopted a resolution to cancel 7,500,000 treasury shares and at the end of 2008 there were a total of 1,028,930,970 Orkla shares. The number of shareholders increased by 9,680 to 50,613. The proportion of shares held by foreign investors dropped 6.9 percentage points to 35.9 %.

The price of the Orkla share was NOK 105.25 at the beginning of the year. At year-end the price was NOK 45.45. Taking into account reinvested dividends of NOK 2.25, this represents a return of -55.4 %. By comparison, the dividend-adjusted return on the Morgan Stanley Nordic Index was -46.0 % and on the Oslo Stock Exchange Benchmark Index -54.1 %. Further details concerning shares and shareholders may be found on pages 84–85.

Risk management

It is neither desirable nor possible to eliminate all risk relating to the Group's business activities. The Board of Directors is nevertheless concerned to ensure that risk is managed carefully and systematically in all parts of the Group and regards this as a prerequisite for long-term value creation for shareholders, employees and society at large. Growth potential must always be assessed against the associated risk picture.

Risk management in the Orkla Group is coordinated by the Chief Risk Officer (CRO). This role is described in more detail in the chapter on corporate governance on pages 89-93. Orkla's overall risk picture is consolidated and discussed with the Group Executive Board. If unacceptable factors are identified, measures are implemented to mitigate risk. The Group's overall risk picture is also presented to the Board of Directors' Audit Committee and to the Board of Directors. This includes risks relating to profitability, EHS, food safety, information security, financial reporting, reputation and compliance. In addition to this, especially important risk factors are reviewed more regularly in order to consider whether the Group's exposure is acceptable. The goal is to ensure that, over time, the organisation in general and the various decision-making bodies in particular improve their ability to assess risk in relation to the anticipated return. This will contribute towards further improving the Group's decision-making processes.

According to the Group's Risk Management Instructions, risk assessments must be carried out in all units, including major projects, and thereafter be reported to the next organisational level. The risk pictures of the various units are presented and discussed by the various internal boards of directors as part of the budget process. There is special focus on changes in relation to the previous year and the effect of risk-reducing measures. When important decisions are to be taken such as those concerning acquisitions, divestments or major investments, the same formal requirements for risk assessment apply as for ongoing risk management. A unit's risk picture identifies the main risk factors on the basis of the unit's value chain. Each senior executive in the Orkla Group is responsible for ensuring that he or she is aware of all the significant risk factors within his or her own area of responsibility so that they are managed in a financially and administratively sound manner.
The Group's diversified company and product portfolio reduces the risk of industry-specific volatility and dampens the effects of economic cycles.
At the same time, the breadth of the Group's activities results in lower net

exposure to individual factors (natural hedge). For example, high energy prices may have different impacts on the silicon and energy businesses so that the Group's overall exposure to changes in energy prices is reduced because Orkla is both a consumer and a producer of energy. One part does well when energy prices are low, while the other part does well when energy prices are high. Reference is otherwise made to pages 86-88 for a more detailed description of the Group's risk factors.

Market situation and operating parameters

The financial crisis and its subsequent impact on the real economy led to major changes in both raw material and product markets in autumn 2008. The global real economic slowdown was reflected in a decline in most sectors that affected Orkla's business areas to varying degrees. Orkla Brands was relatively little affected by the economic decline, while Orkla Financial Investments and Orkla Aluminium Solutions were significantly impacted.

The sharp decline on the stock exchanges resulted in a substantial loss of value and write-downs for Orkla Financial Investments in 2008. Historically, the stock markets have always reacted prior to changes in the real economy.

In 2008 Orkla Brands was negatively affected by higher raw material and payroll-related costs, but compensated for the pressure on margins with net price increases and internal improvement projects. Prices for Norwegian agricultural products in particular rose as a result of the wage agreement for the agricultural sector. There were further increases in Norwegian raw material prices from the beginning of 2009. Orkla Foods Nordic and Orkla Brands Nordic operate on mature markets with tough competition and their overall market shares were somewhat reduced in comparison with 2007. Orkla Aluminium Solutions faced extremely challenging markets in 2008. Important markets in Europe and North America declined sharply in the course of the year. The building and construction industry and the automobile industry were strongly affected by the negative trend. Falling demand primarily affected Profiles, while the effects of lower growth on Building System and Heat Transfer were somewhat delayed due to the composition of their customer and product portfolios. Despite the decline in volume, prices and margins remained relatively stable, especially for customised and value-added products.

For Orkla Materials, good prices throughout much of the year resulted in profit growth for both Elkem's silicon-related business and parts of Borregaard's chemicals business. However, demand was clearly weaker towards the end of the year and at the beginning of 2009 both Borregaard and Elkem have implemented measures to reduce production capacity.

There were significant currency fluctuations throughout the year, but on average the USD was approximately 4 % weaker against the NOK in 2008, while the EUR was 2.5 % stronger, compared with 2007. The NOK weakened significantly towards the end of

VALUE GROWTH IN GROCERY RETAILING*, SWEDEN



1.4
4.5
7.1
4.0
4.0
8
7
6
5
4
3
2
1
% growth from previous years
04
05
06
07
08

* Retail sales at non-specialised stores. Source: Statistics Sweden

VALUE GROWTH IN GROCERY RETAILING*, NORWAY



1.9
1.2
3.2
6.1
7.6
8
7
6
5
4
3
2
1
% growth from previous years
04
05
06
07
08

* Retail sales at non-specialised stores. Source: Statistics Norway

the year, but some of this weakness was reversed at the beginning of 2009.

Comments on the individual business areas

Orkla Brands

Orkla Brands' operating revenues amounted to NOK 23,398 million in 2008, equivalent to underlying[2] growth of NOK 1,318 million. EBITA[1] ended at NOK 2,590 million, compared with NOK 2,218 million in 2007. This progress shows that Orkla Brands' internal improvement programmes have been successful and the business area's positive profit performance is back on track. Price hikes for finished products that have compensated for higher costs, for instance for raw materials and labour, were also vitally important. While all business units achieved growth, Orkla Foods Nordic made the most progress.

Orkla Foods Nordic reported operating revenues of NOK 9,913 million, equivalent to underlying[2] growth of NOK 415 million compared with 2007. EBITA[1] was NOK 1,050 million, compared with NOK 893 million in 2007. Profit growth was driven by large companies such as Stabburet and Procordia and was largely ascribable to price increases introduced to compensate for higher raw material prices, as well as to the positive effects of improvement projects. This was counteracted by an underlying[2] decline in volume and general wage and price growth. Bakers, which had a difficult year in 2007, improved its performance.

Operating revenues for Orkla Brands Nordic totalled NOK 7,719 million in 2008, equivalent to underlying[2] growth of 6 %. EBITA[1] was NOK 1,324 million, equivalent to underlying[2] growth of NOK 86 million compared with the previous year. The main contributors to growth were Axellus, the Pierre Robert Group and Göteborgs / Sætre, while the results for other large businesses, such as the Chips Group and Nidar, were on a par with 2007. Lilleborg had a weak year. Profit growth flattened out towards the end of the year, partly due to weaker volumes and partly due to higher investments in advertising and a rise in fixed costs.

Operating revenues for Orkla Brands International amounted to NOK 2,440 million, equivalent to underlying[2] growth of 12 % compared with 2007. EBITA[1] was NOK 5 million, an underlying[2] rise of NOK 37 million. Greatest progress was made by the Russian chocolate manufacturer Krupskaya. SladCo reported a positive performance in 2008 and is largely pursuing the improvement plan it has initiated. However, due to the uncertainty related to the Russian economy in general, Orkla has in the internal impairment tests applied more conservative estimates and a higher WACC, and has therefore written down the company's total goodwill by NOK 547 million.

Orkla Food Ingredients posted operating revenues of NOK 3,670 million in 2008, equivalent to underlying[2] growth of 6 %. EBITA[1] was NOK 211 million, an underlying[2] increase of NOK 32 million compared with 2007. Both Dragsbæk and KåKå improved their performance.

Orkla Brands made a number of structural changes in 2007 and 2008, partly related to the winding up and sale of unprofitable businesses and product areas, and partly related to the acquisition of new businesses. The net effect on EBITA[1] was positive and contributed to the profit growth in 2008.

Orkla Aluminium Solutions

Operating revenues for Orkla Aluminium Solutions totalled NOK 27,809 million in 2008 compared with NOK 25,335 million in 2007. The rise in revenues was due to the merger of Sapa's and Alcoa's aluminium extrusions businesses, where Alcoa's extrusions operations were consolidated in the accounts with full-year effect in 2008, as opposed to only seven months in 2007.

EBITA[1] was NOK 697 million, down NOK 490 million from 2007. Profiles' negative profit performance was largely due to a decline in volume on very challenging markets. However, prices were relatively less affected, especially for more customised, value-added products. Heat Transfer's results also weakened towards the end of the year as Sweden gradually felt the effects of the economic slowdown in Europe, while Building System was less affected and reported relatively steady development.

The establishment and implementation of the business plan adopted for the extrusions business are proceeding as planned. The factories in Banbury, UK, and Noblejas, Spain, and a smaller factory in the USA were closed down during the year, and several restructuring projects were carried out. In parallel with improved operations, the main goal is to integrate Sapa's business model throughout the business. As a result of the demand situation, all variable manpower has been dismissed and work is in progress on adapting the remaining organisation to the uncertain markets. A decision was made to expand the Sapa Heat Transfer plant in Shanghai in 2007 and this process is proceeding according to plan. Production is expected to be scaled up during 2010.

Orkla Materials

Operating revenues for Orkla Materials amounted to NOK 13,600 million, compared with NOK 12,234 million in 2007. EBITA[1] was OK 1,373 million, down from NOK 1,420 million in 2007.

Elkem's operating revenues totalled NOK 8,939 million in 2008. EBITA[1] was NOK 942 million, down 10 % from 2007. Good markets and high prices through large parts of the year contributed to sales and profit growth for the silicon-related businesses. In terms of profit, however, the improvement was offset by increased expensing of costs for Elkem Solar. Due to the financial crisis, demand for Elkem's products declined significantly and it was necessary to close down parts of the production in both the Foundry and Carbon segments. Further adjustments in step with market developments are being considered on a continuous basis. Elkem Energy reported a decline due to weak trading results in 2008 compared with a good year in 2007, despite higher volumes generated by its own power plants and higher average power prices.

A decision was made in 2006 to invest in a new factory for the production of high-purity solar-grade silicon for the solar cell industry (Elkem Solar). The factory was mechanically completed at the end of 2008 and the start-up programme has been initiated with a view to ramp up production throughout 2009. The book expense for Elkem Solar was NOK 381 million in 2008, compared with NOK 195 million in 2007.

Elkem Aluminium is presented in the financial statements on the line for «discontinued operations» following the exchange of assets with Alcoa in the fourth quarter. Elkem Aluminium had a weak year, mainly due to increased raw material costs, unfavourable exchange rates and negative hedging effects on sold volumes.

Borregaard's operating revenues totalled NOK 4,673 million in 2008, equivalent to 1 % underlying[2] growth. EBITA[1] was NOK 431 million, compared with NOK 369 million in 2007. The energy business reported profit growth due to increased production volume and higher market prices, although the contribution from financial power trading was lower. Profit from the Chemicals business declined overall, although Speciality Cellulose improved slightly compared with 2007. Results in the second half of the year were affected by difficult market conditions, especially for products for the construction industry and cellulose for textile production from the Swiss factory. Raw material and energy prices were very high, and decisions were made to close down the factories in Switzerland and Finland, which entailed total restructuring costs of NOK 561 million in 2008.

In summer 2008, five cases of Legionnaire's Disease were registered in Sarpsborg, where Borregaard's chemicals business is located. Two people died as a result of the disease. Although Borregaard complies with the official control procedures, traces of legionella bacteria were found at the plant and several measures have been implemented to find long-term solutions in order to eliminate the risk of legionella infection. In the short term, these measures have led to certain changes in operating and logistics routines, which had a negative impact on profit in 2008.

Orkla Associates

REC's revenues for the year came to NOK 8,191 million, up 23 % from 2007. Top priorities for REC in 2008 have been to execute on expansion projects and at the same time optimise current production capabilities. Delayed start-up of new polysilicon capacity had negative consequences for the wafer production volume and to a lesser extent also for cells and modules. Overall, 2008 production volumes were thus somewhat lower than expected, although polysilicon production increased by 8 %, wafers by 21 %, and cells and modules by 182 % and 90 %, respectively. Average selling prices were higher than expected in 2008, in particular for polysilicon and silane gas. EBITDA for REC increased by 3 % to NOK 3,279 million, whereas the EBITDA-margin declined from 48 % to 40 % in 2008. This is partly explained by growth initiatives which increased expansion costs by NOK 230 million to NOK 383 million. In addition, the EBITDA margin was negatively impacted by ramp-up of new capacity, scheduled shutdowns and production yield issues.

In connection with the further acquisition of REC in the first quarter of 2007, Orkla issued three put options in REC to Q-Cells AG. At the same time, Orkla had certain contractual rights linked to a possible sale of these shares by Q-Cells. All in all, the put options represented almost 16 % of the underlying shares in REC. Approximately 75 % of the put options had a strike price of NOK 90, while the remainder had a strike price of NOK 70. In the first quarter of 2008, an agreement was entered into with Q-Cells whereby the put options were cancelled in exchange for Orkla giving up its rights related to the shares.

Jotun's operating revenues increased by 18 % to NOK 10,442 million in 2008, while EBIT increased by 14 % to NOK 919 million. Most of Jotun's business areas made good progress for the year as a whole.

In addition to general market trends, Jotun will always be exposed to fluctuations in raw material prices and exchange rates. In the latter months of the year, the markets gradually weakened due to the turbulent global economy. Jotun Powder Coatings was the first of Jotun's divisions to notice the effects, but the other divisions were also affected. In parts of Jotun's important markets in Asia and the Middle East, the level of activity remained relatively high also towards the end of the year, but the outlook is weaker. Jotun has worked hard to adapt its organisation to the challenging market situation ahead by both implementing cost reduction measures and postponing investments. Jotun's financial situation is sound and the established borrowing facilities will be sufficient for the coming years.

Jotun opened a new factory in India in 2008 and will be opening another new factory in South Korea in spring 2009. The company has also decided to build a new factory to replace the current one in the USA.

Orkla Financial Investments

Pre-tax profit amounted to NOK -5,371 million, compared with NOK 5,480 million in 2007. The weak trend on the financial markets had a negative impact on Orkla Financial Investments, especially in the form of a significant decline in value and write-downs on the Share Portfolio. Net reported losses on the Share Portfolio amounted to NOK 6,043 million in 2008, NOK 5,656 million of which consisted of accounting write-downs. Dividends received totalled NOK 470 million. The return on the Share Portfolio was -45.3 %, marginally better than the Morgan Stanley Nordic Index (the Share Portfolio's benchmark) which was down -46 %. At year-end the market value of the Share Portfolio was NOK 11.4 billion and unrealised gains before tax totalled NOK 847 million.

Orkla Finans, which offers investment services to institutional and private investors, reported a strong decline in both operating revenues and profit in 2008. Due to the uncertain financial markets in the second half of the year, the demand for investment products was very weak and EBITA[1] ended up at NOK -66 million, compared with NOK 192 million in 2007.

Orkla Eiendom (real estate) reported EBITA[1] of NOK 13 million, compared with NOK 61 million in 2007. The decline was mainly due to fewer realised real estate projects and write-downs of shares in associates. The activities are concentrated on the development of Ringnes Park and Idun.

Research and Development (R&D)

Research and development have high priority at Orkla. The Group has increased investments in this area in recent years and the R&D function plays an important role in the development of individual business areas.

Orkla's R&D activities seek to generate results through inter-disciplinary focus in all parts of the organisation. The result is improved transfer of expertise and greater flexibility in the work. At Elkem, industrial plants, the divisions' R&D departments and the Elkem research centre in Kristiansand collaborate on research and development activities. In addition to its business units' own departments, Sapa has a central R&D department at Finspång, Sweden. Borregaard has a common research centre for all its business units and also collaborates with institutes and universities in several other countries. At Orkla Brands, consumer and market insight is combined with technological expertise to develop innovative products that become customers' preferred choice.

Research and development are crucial for the further development of business areas' market positions. At Orkla Aluminium Solutions, a great deal of research and development work is related to the long-term strategy to create added value for customers, while much of the work is also concentrated on practical objectives, such as productivity and costs. Sapa has established its own Centre of Excellence for this purpose and, with a new, larger organisation, increased its investment in research and development in 2008. Elkem aims to be a front runner in the development of new environment and energy-friendly technologies. The development and construction of the new industrial plant for Elkem Solar is a good example of commercialisation of technology that Elkem has developed itself. A total of around 250 people work on research and development at Elkem. Borregaard employs around 60 people in R&D and almost one quarter of industrial sales come from products launched in the past five years. Borregaard also has a special unit working on business and technology development in the field of biofuel.

At Orkla Brands, innovation is incorporated into every stage of the value chain through the purposeful, systematic use of normative tools, while deep consumer and customer insight increases the quality of the innovation process.

Personnel and organisation

At year-end the Orkla Group had 31,541 employees (34,680)[3], of whom 6,516 were in Norway (7,393)[3], 7,069 in the rest of the Nordic region (7,469)[3] and 17,956 in countries outside the Nordic region (19,818)[3].

Cooperation between management and the employees' organisations through the established cooperative and representational systems functions well and makes a valuable contribution towards addressing the challenges faced by the Group and individual companies in a constructive manner. The cooperative systems are being adapted to structural changes in the Group. The election of new employees' representatives to the Board of Directors and the Corporate Assembly took place in spring 2008.
At the meeting of the Corporate Assembly on 22 May 2008, Peter Ruzicka and Kristin Skogen Lund were elected as new members of Orkla's Board of Directors. Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet, Bjørg Ven and Lennart Jeansson were re-elected as members of the Board. Stein Erik Hagen was re-elected as Chairman of the Board and

[3] Figures in brackets are for the same period the previous year

Svein S. Jacobsen was re-elected as Deputy Chairman of the Board. All the above were elected or re-elected for a period of one year. There are three women out of a total of seven shareholder-elected members on Orkla's Board of Directors, while one of the three employee-elected members is a woman. Orkla ASA therefore fulfils the requirements under section 6-11a of the Public Limited Companies Act for the representation of both sexes on the Board of Directors. In the Corporate Assembly, there are five women out of a total of 14 shareholder-elected members. Two of the seven employee-elected members are women.

The Group Executive Board consisted of President and CEO Dag J. Opedal, Torkild Nordberg, Ole Enger, Roar Engeland, Hilde Myrberg and Terje Andersen. On 23 September 2008 Bjørn M. Wiggen became a member of the Group Executive Board and was appointed Managing Director of Elkem and Executive Vice President of Orkla Materials.

Orkla aims to achieve a more equitable gender balance and have more women in leading positions than there are today. The business areas' management teams comprise 77 persons, eight of whom are women (the same as in 2007). The number of women in senior management at Orkla is still too low and measures to increase the proportion of women continue. The mentor programme, special focus on female managers in the annual management evaluations, priority on management development courses, the requirement to always identify a female candidate for leading positions and status reports on the situation, are all examples of steps taken to increase the proportion of women.

The Board of Directors thanks all employees for their contributions and for the results achieved in 2008.

Competence

It is important to develop competence in every part of the Orkla Group in order to maintain and reinforce Orkla's competitiveness. Development activities are primarily linked to the training each employee receives on the job. In addition, a number of centralised training programmes in the fields of management and technical disciplines have been developed under the auspices of the Orkla Academies. These programmes are continuously reviewed and improved to ensure that they meet the highest quality standards.

As well as giving participants technical skills, these programmes also play an important role in the development of common attitudes, working methods and a corporate culture that transcends individual company borders.

The Group's corporate culture is based on the value statement *Goals and Values*. After the document was revised in 2007, the implementation of *Goals and Values* has proceeded throughout 2008. This work will continue in 2009.

The central resource centres in the fields of manufacturing/logistics, purchasing and marketing work closely with the line organisations and the Orkla Academies to ensure that overall human resource development activities take place within a consistent framework.

Environment, Health and Safety (EHS)

Through Orkla's *Goals and Values*, environment, health and safety (EHS) have been established as an important value driver. Targeted EHS activities are necessary in order to achieve safe, effective operations, and continuous work is being done to ensure recognition of the importance of EHS in all parts of the organisation. All Orkla employees must strive to achieve the goal of zero harm in Orkla companies.

A safe working environment for employees, contract staff and suppliers is a fundamental prerequisite for sustainable value creation. Orkla is committed to operating in accordance with the principles enshrined in the UN Global Compact. The Orkla Group must conduct itself with respect and responsibility for people, society and the nvironment in all areas and in all parts of the world.

Orkla operates in very different sectors, using different production methods and in different cultures. This entails a variety of challenges and EHS risks, but also opportunities. Work on EHS primarily takes place at the local level in individual companies, but benchmarking and learning throughout the organisation are important. Consequently, a corporate staff function was established in 2008 to promote network-building and focus within the Group.

Orkla will develop a strong EHS culture by encouraging correct behaviour and attitudes. This requires stronger focus and commitment, good planning, and willingness to learn and improve.

Risk assessments are a key element of EHS activities. Orkla companies must identify factors that can have significant consequences for people, the environment and the Group, and promote focus on continuous improvement. An EHS risk picture and the ten most important risk factors, with associated measures to mitigate risk, must be reported each year for each unit.

Despite the strong focus on preventing occupational accidents, there were unfortunately serious incidents in Orkla in 2008. The most serious one was a car accident in which a sales representative in Latvia was killed while driving on business.

In 2008 the Lost Work Day Rate (LWDR) was 6.2 injuries leading to absence per million hours worked, compared with 7.2 in 2007. This result is still unsatisfactory, but it shows the importance of increased focus and that even greater emphasis on behaviour is necessary if Orkla is to succeed in achieving its vision of zero injuries.

Sickness absence in the Orkla Group was 3.4 % in 2008, while the corresponding figure for 2007 was 4.2 %. The rules for registering sickness absence and follow-up vary from one country to another. In Norway, Orkla complies with the principles of an inclusive work environment with active follow-up of absentees and cooperation with the company health service. Similar principles will also be applied in the rest of the Group and in other parts of the world. Sickness absence for the Norwegian companies was 5.7 %, which is an improvement compared with 6.5 % in 2007.

Regular employee surveys are carried out in order to identify potential for improvements in the working environment.

In June 2008 a new outbreak of Legionnaire's Disease was reported in the Sarpsborg area. Five people were infected and two of them died. Traces of legionella bacteria were found at one of Borregaard's installations. Based on the precautionary principle, measures were implemented that included closure of the plant concerned, while studies and an extensive risk assessment were carried out to clarify the situation.

Apart from this, there were no reports of serious emissions or pollution from Orkla's factories in 2008.

Orkla acknowledges the effect of its activities on the environment and makes efforts to limit the environmental impacts of its operations. All the environmental requirements laid down by authorities and local communities must be complied with. The Group's main environmental impacts are related to the use of energy and resources, waste management, local pollution, greenhouse gas emissions and transport.

Orkla believes it is important to take responsibility for limiting environmental impacts throughout the value chain. Consequently, it carries out life cycle assessments to identify the impacts of various products and production systems on the environment and the climate.

Greenhouse gas emissions from Orkla companies amounted to 2.25 million tonnes of CO_2-equivalents in 2008, 18 % lower than in 2007. This figure is affected by the fact that, following the exchange agreement with Alcoa, Elkem Aluminium is no longer reported in the financial statements as continuing operations. Emissions of greenhouse gases from Orkla's activities are primarily a consequence of Elkem's production. As a result of continuous focus on process and operational improvements, emissions of CO_2 and other greenhouse gases are approaching a minimum level. Emissions from Sapa's and Borregaard's factories and from Orkla's other operations are mainly linked to the production of thermal energy from fossil fuels.

Competence and know-how are used to improve and develop processes, production and products in order to reduce or limit their impact on the environment. Substantial resources were devoted also in 2008 to increase understanding of the challenges to the climate, and how this affects Orkla, through necessary measures and possibilities. Through its involvement in the solar energy companies Elkem Solar and REC, Orkla is contributing to the development of alternative energy sources with minimal impact on the climate. Other products, such as aluminium, lignin and Microsilica®, can also lead to lower energy con-

TRENDS IN LWDR[1] AT ORKLA*



9.9
10.7
11.7
7.2
6.2
12
10
8
6
4
2
LWDR
04
05
06
07
08

[1] Number of injuries leading to absence per million hours worked
* Historical figures (incl. discontinued operations) for 2004-2007

TRENDS IN SICKNESS ABSENCE FOR ORKLA IN NORWAY*



7.4
7.1
7.4
6.5
5.7
8
7
6
5
4
3
2
1
%
04
05
06
07
08

* Historical figures (incl. discontinued operations) for 2004-2007

sumption and thereby reduced greenhouse gas emissions.

Orkla is dependent on energy and total consumption in 2008 was 11.1 TWh, around 5.8 TWh of which was electricity. Orkla's own hydropower plants produced 3.8 TWh of electricity. All Orkla companies focus continuously on saving and investment projects to reduce energy consumption, and to use renewable energy to the greatest possible extent.

Orkla is targeting to rationalise transport and use packaging materials that can be re-used or recycled. Orkla companies are members of Nordic organisations that collect and recycle packaging.

Orkla's products are based on safe raw materials and are manufactured using accepted methods. Orkla requires its suppliers to meet specific product safety, environmental and ethical production standards. In 2008 there was additional focus on monitoring the Group's suppliers, and a food safety system was developed for approval of and auditing suppliers.

In 2008 several companies made efforts to comply with the requirements laid down in the EU's chemical regulation, REACH (Registration, Evaluation and Authorisation of Chemicals) by ensuring that necessary chemicals are pre-registered with the European Chemicals Agency (ECHA).

Corporate governance

Orkla's governance systems are based on principles that follow the system used in the Norwegian Code of Conduct for Corporate Governance and largely conform to current international guidelines for good corporate governance.

A more detailed description of corporate governance at Orkla may be found on pages 89-93.

Pay and other remuneration of senior executives

The Board of Directors has established its own Compensation Committee, which deals with all important matters related to pay and other remuneration of senior executives before such matters are formally discussed and determined by the Board of Directors.

In accordance with Norwegian company legislation, the Board of Directors has also prepared a statement of guidelines for the remuneration of the executive management, included in Note 5 to the financial statements for Orkla ASA, that will be presented and discussed at this year's Annual General Meeting. Details of remuneration and contractual arrangements may be found in the same note.

The International Financial Reporting Standards (IFRS)

The financial statements for 2008 have been prepared and presented in accordance with IFRS. The financial statements for the parent company have been prepared in accordance with simplified IFRS pursuant to section 3-9 of the Norwegian Accounting Act.

The explanation of accounting principles on pages 29-33 describes important matters relating to accounting treatment pursuant to IFRS.

Allocation of profit for the year

In 2008, Orkla ASA posted a loss of NOK 8.916 million. The Board of Directors proposes the following allocation (NOK million):

Covered by other equity	11,204
Provision for dividends	2,288
Total	8,916

Free equity amounted to NOK 21.8 billion at year-end.

The Board of Directors proposes an ordinary dividend of NOK 2.25 per share, which is the same amount as for the 2007 accounting year.

Outlook for 2009

The financial crisis has spread to the real economy and a serious decline in demand is observed in many markets at the beginning of 2009. Although extensive stimulus packages have been introduced in all the leading countries, negative growth is expected in both the USA and the EU in 2009.

In general, there is more uncertainty than usual about development and demand in the various markets in which Orkla operates. It is almost impossible to prepare good forecasts and estimates. All Orkla companies must therefore be on a high state of alert and be prepared to continuously adapt their activities to changing market conditions in the time ahead.

The Nordic grocery market is expected to be less affected by weak economic growth. Nevertheless, the good volume growth of the last few years decelerated during 2008 and the Swedish market showed a marginal decline in the fourth quarter. Outside the Nordic region, however, the effects may be somewhat greater.

Orkla Aluminium Solutions has implemented extensive measures to adapt its cost structure to weak growth and demand at the beginning of 2009. On the other hand, Orkla Aluminium Solutions can rapidly increase production again when the economic situation turns around. The business area has a relatively flexible cost structure and aims to adjust its operations throughout 2009 to be cash neutral after tax and finance costs.

Orkla Materials' markets are clearly weaker at the start of 2009. Moreover, many markets are significantly affected by short-term measures on the part of many actors, and it is therefore extremely difficult to forecast the trend for 2009. It is assumed that the impact on Elkem's and

Borregaard's energy businesses will be less severe, even though energy prices may fluctuate during the year.

Orkla's average borrowing rate in 2008 was 5.3 %. Money market rates are still expected to be lower in 2009 than in 2008, while borrowing margins, which rose sharply in 2008, are expected to remain at a relatively high level. The Group's liabilities are spread over currencies according to the Group's net investments in countries outside Norway. Liabilities measured in NOK will therefore fluctuate in step with currency fluctuations.

The Group's underlying currency exposure was reduced by the sale of Elkem Aluminium and at the beginning of 2009 total annual profit exposure from sales in Orkla Materials and Orkla Aluminium Solutions is estimated to be in the order of USD 350 million and EUR 550 million. This is partly counteracted by the fact that some of Orkla Brands' purchasing costs are in USD/EUR.

Oslo, 18 February 2009
The Board of Directors of Orkla ASA

Stein Erik Hagen, Styreleder	Svein S. Jacobsen Nestleder	Aage Andersen	Lennart Jeansson
Gunn Liabø	Kristin Skogen Lund	Åse Aulie Michelet	Peter A. Ruzicka
Per Arnfinn Solberg	Bjørg Ven	Dag J. Opedal	

The Board of Directors of



2.
5.
8.
4.
12.
7.
1.

Shareholder-elected members of the Board of Directors

1. STEIN ERIK HAGEN, CHAIRMAN OF THE BOARD

Degree from the Retail Institute (now the Norwegian School of Retail).

First elected to the Board in 2004 and up for re-election in 2009. Retailer and founder of RIMI Norge AS and Hakon Gruppen AS since 1976. Co-founder of ICA AB and retailer from 1999-2004. Owner and Executive Chairman of the Board of Canica AS and associated family-owned companies since 2004. Member of the Board of Treschow Fritzøe AS, Fritzøe Skoger – Mille Marie Treschow, Angvik Investor AS, Berg Jacobsen Gruppen AS, Nøisomhed AS and Sepas AS. Member of the Board of the Stein Erik Hagen Stiftelse for Klinisk Hjerteforskning (Foundation for Clinical Heart Research) since 2007. Member of the Board of the Confederation of Norwegian Business and Industry's Board for Family-Owned Enterprises and Active Ownership. Member of the Council of the Centre for Corporate Governance Research at the Norwegian School of Management (BI). Member of the Madison Council, the Library of Congress (Washington D.C.). Orkla and Canica and/or Stein Erik Hagen have some common business interests. The Board of Directors of Orkla has been informed of these interests, and has taken due note of the information.

Mr Hagen and related parties own 239,942,000 shares in Orkla ASA.

2. SVEIN S. JACOBSEN, DEPUTY CHAIRMAN

Degree in Business Economics (siv. økonom) and state-authorised public accountant (Norwegian School of Economics and Business Administration).

First elected to the Board in 2000 and up for re-election in 2009. Director of Finance at Tomra Systems, 1984-1988, CEO of Tomra, 1988-1996. Thereafter member of the Board of Directors of Norwegian and foreign companies. Chairman of the Board of Cinevation AS, NCA AS, Vensafe AS and Think Global AS. Member of the Board of Nordea Bank AB, Isco Group AS and Expert AS. Mr Jacobsen and related parties own 40,000 shares in Orkla ASA.

3. PETER A. RUZICKA

MBA and degree in Business Economics (handelsøkonom) (Oslo School of Business Administration).

First elected to the Board in 2003 and sat until 2005. Elected as member of the Corporate Assembly in 2006. In 2007 elected as deputy member for the shareholder-elected members of the Board of Directors for 2008. In 2008 elected as Board member and up for re-election in 2009. Mr Ruzicka has 17 years of experience in the retail sector. From 1994 Managing Director of Hakon Gruppen and later in charge of establishing ICA in the Baltic States. From 2000 headed Ahold's operations in the Czech Republic and Slovakia. Managing Director of Jernia ASA from 2003 to 2006, and Managing Director of Canica AS since 2006. Besides being Chairman of the Board of Jernia AS and Chairman of the Board of the Stein Erik

Orkla ASA



Hagen Stiftelse for Klinisk Hjerteforskning (Foundation for Clinical Heart Research) since 2007, he is also member of the Board of Komplett ASA and Think Global AS. Mr Ruzicka and related parties own 400,000 shares in Orkla ASA.

4. BJØRG VEN
Degree in Law (University of Oslo)
First elected to the Board in 2006 and up for re-election in 2009. Lawyer in private practice with authorisation to appear before the Supreme Court and partner in the Law Firm of Haavind Vislie AS. Chairman of the Appeal Board of the Oslo Stock Exchange and the Norwegian Complaints Board for Public Procurement, Deputy Chairman of the Board of Directors of Telenor ASA and member of the Board of Vital Forsikring ASA.
Ms Ven and related parties own 15,000 shares in Orkla ASA.

5. LENNART JEANSSON
MBA (siv. økonom) (Göthenburg School of Economics)
First elected to the Board in 2006 and up for re-election in 2009. Long career with the Volvo Group in positions including Managing Director and Deputy Group CEO, 1994-2005. Chairman of the Board of Stena AB, Sjätte AP-fonden, Halens AB, Volvo Pension Fund and BIL Sweden. Deputy Chairman of the Board of Mählers International. Member of the Board of Volvo Lastvagnar, Volvo Construction Equipment, Stena Metall and the Confederation of Swedish Enterprise. Member of the Board of the Council for the Sale of Shares in State-owned Enterprises.
Mr Jeansson and related parties own 40,000 shares in Orkla ASA.

6. ÅSE AULIE MICHELET
Degree in Pharmacy (Cand.pharm.) (studied in Oslo and Zurich).
First elected to the Board in 2001 and up for re-election in 2009. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham. From 1999 CEO of Amersham Health, now GE Healthcare AS, and at the same time in charge of global production of contrast media. From 1 March 2008 President and CEO of Marine Harvest ASA. Ms Michelet has served on the Board of several listed companies.
Ms Michelet and related parties own 8,500 shares in Orkla ASA.

7. KRISTIN SKOGEN LUND
Bachelor of Arts (University of Oregon) and MBA (Insead)
First elected to the Board in 2008 and up for re-election in 2009. Managing Director of Aftenposten. Prior to that CEO of Scanpix and Managing Director/Editor-in-Chief of Scandinavia Online (SOL), Director of Coca-Cola Beverages Sweden and European Product Director of Unilever. Vice President of the Confederation of Norwegian Business (NHO) and member of the Board of Aftonbladet AB, Finn.no and the Norwegian Chamber Orchestra. Ms Lund and related parties own 1,000 shares in Orkla ASA.

Employee-elected members of the Board of Directors

8. AAGE ANDERSEN
Chief trade union representative (Orkla), head of the Committee of Representatives of Norwegian Confederation of Trade Unions (LO) members (Orkla), head of Orkla's International Committee of Union Representatives and chief union representative at Borregaard.
First elected to the Board in 2004 and up for re-election in 2010. Mr Andersen and related parties own 1,834 shares in Orkla ASA.

9. GUNN LIABØ
Trade union representative and senior shop steward at Lilleborg Ello (Orkla Brands, Norway).
First elected to the Board in 2004 and up for re-election in 2010. Ms Liabø and related parties own 5,274 shares in Orkla ASA.

10. PER ARNFINN SOLBERG
Chief trade union representative at Stabburet Salg DV (Orkla Foods, Norway) and head of Orkla's Committee of Representatives of Non-Manual Workers.
Up for re-election in 2010. Mr Solberg and related parties own 5,874 shares in Orkla ASA.

Employee-elected Board observers

11. PEER SØRENSEN
Observer, second deputy chairman Orkla Committee of Union Representatives-Working Committee, joint trade union representative Odense Marcipan A/S.
Up for re-election in 2010.
Mr Sørensen and related parties own 2,400 shares in Orkla ASA.

12. KENNETH HERTZ
Observer, chief trade union representative from LO at Sapa since 1999. Secretary of Orkla Committee of Union Representatives/Orkla Committee of Union Representatives-Working Committee.
Up for re-election in 2010. Mr Hertz and related parties own no shares in Orkla ASA.

The number of shares owned was updated on 31 December 2008.

ANNUAL FINANCIAL STATEMENTS 2008

The income statement presents revenues and expenses for the companies consolidated in the Group and measures the results for the accounting period in accordance with current IFRS standards. All internal matters have been eliminated. The income statement distinguishes between the Group's operations, the Group's associates and financial items. Restructuring and significant impairment charges only to a limited degree serve as reliable indicators of the Group's current earnings. Ongoing changes in the value of the Share Portfolio are largely not presented in the income statement, but taken directly to Group equity in the balance sheet. These gains and losses will not be recognised in the income statement until they are realised or the value of the Share Portfolio is written down. Substantial write-downs were taken in 2008. The effective part of changes in the value of financial instruments identified as hedging instruments is not recognised in the income statement, but temporarily taken to equity. The notes explain the content of the various accounting lines.

Amounts in NOK million	Note	2008	2007	2006
Sales revenues	4	**63,937**	60,081	49,143
Other operating revenues	4	**1,642**	1,336	1,131
Operating revenues		**65,579**	61,417	50,274
Cost of materials		**(32,204)**	(30,811)	(24,800)
Payroll expenses	6, 7	**(11,622)**	(10,999)	(9,508)
Other operating expenses	8	**(15,510)**	(12,917)	(9,739)
Depreciations property, plant and equipment	12, 13	**(2,003)**	(1,865)	(1,648)
Amortisation intangible assets	12	**(228)**	(220)	(206)
Write-down of inventory in Sapa Profiles	15	**(372)**	-	-
Restructuring and significant impairments	9	**(1,282)**	(814)	(388)
Operating profit		**2,358**	3,791	3,985
Profit from associates	3	**2,189**	848	289
Dividends	18	**473**	1,076	769
Gains, losses and write-downs on Share Portfolio	18	**(6,043)**	3,627	3,271
Finance income	10	**318**	1,561	595
Finance costs	10	**(1,310)**	(1,137)	(889)
Profit/loss before taxes		**(2,015)**	9,766	8,020
Taxes	21	**(895)**	(1,532)	(1,205)
Profit/loss after taxes from continuing operations		**(2,910)**	8,234	6,815
Gains/profit discontinued operations	26	**(55)**	211	4,473
Profit/loss for the year		**(2,965)**	8,445	11,288
Minority interests' share of profit for the year	20	**(137)**	46	52
Profit attributable to equity holders		**(2,828)**	8,399	11,236
Earnings per share (NOK)	11	**(2.8)**	8.2	10.9
Earnings per share diluted (NOK)	11	**(2.8)**	8.1	10.9
EBITA (adjusted) - Operating profit before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments		**4,240**	4,825	4,579
EBITDA (adjusted) - Operating profit before depreciations, amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments		**6,243**	6,690	6,227

The balance sheet presents the Group's total assets and the way they have been financed, broken down into equity and liabilities. All internal matters between companies in the Group have been eliminated. According to the system of classification applied to the balance sheet, current assets and liabilities belong to a normal operating cycle, are cash and cash equivalents or have a useful life/repayment time of less than one year. Other assets and liabilities are non-current. IFRS are balance-sheet oriented and only items that satisfy the criteria for definition as assets and liabilities may be recognised in the balance sheet. Equity is a residual. The various standards determine how the items are to be treated. The valuation of the balance sheet items (examples in brackets) is therefore a combination of fair value (Share Portfolio), amortised cost (trade receivables), cost (inventories), cost minus depreciation (property, plant and equipment) and recoverable amount (certain written down property, plant and equipment and certain intangible assets and goodwill). The balance sheet items are explained in the notes to the financial statements.

Amounts in NOK million	Note	2008	2007
ASSETS			
Property, plant and equipment	13	**26,368**	21,481
Intangible assets	12	**16,317**	16,130
Deferred tax assets	21	**984**	496
Investments in associates	3	**17,112**	14,619
Other non-current financial assets	14	**1,219**	380
Non-current assets		**62,000**	53,106
Assets in discontinued operations	26	**3,148**	-
Inventories	15	**9,564**	8,533
Receivables	16	**14,331**	12,628
Share Portfolio etc.	18	**11,445**	17,559
Cash and cash equivalents	17	**4,438**	2,966
Current assets		**42,926**	41,686
Total assets		**104,926**	94,792
EQUITY AND LIABILITIES			
Paid-in equity	19	**1,993**	2,002
Retained earnings		**45,390**	50,661
Minority interests	20	**2,686**	2,601
Equity		**50,069**	55,264
Deferred tax	21	**2,872**	3,856
Provisions and liabilities	22	**2,361**	2,286
Non-current interest-bearing liabilities	23	**29,598**	16,093
Non-current liabilities		**34,831**	22,235
Liabilities in discontinued operations	26	**665**	-
Current interest-bearing liabilities	23	**3,654**	3,188
Income tax payable	21	**1,005**	1,225
Other current liabilities	16	**14,702**	12,880
Current liabilities		**20,026**	17,293
Equity and liabilities		**104,926**	94,792

Oslo, 18 February 2009

The Board of Directors of Orkla ASA

Stein Erik Hagen
Chairman

Svein S. Jacobsen
Deputy Chairman

Aage Andersen

Lennart Jeansson

Gunn Liabø

Kristin Skogen Lund

Åse Aulie Michelet

Peter A. Ruzicka

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
President and CEO

The cash flow statement shows how the Group's cash flows are broken down into cash flow from operating, investment and financing activities, according to the indirect method. The cash flow statement explains the general changes in the Group's liquidity since the previous accounting period. Cash flow from operations before investments is the financial capacity available to the Group when operating profit before depreciation is adjusted for changes in tied-up working capital. This concept is maintained and compared with net replacement investments (sale of tangible assets - replacement investments) in the segment information and constitutes the «cash flow from operations». This is a key figure for the Group and shows the capacity that is available to the different business areas for expansion based on the cash flows they themselves generate. Cash flow from operations is also compared in the segment information with implemented expansion investments and acquisitions of companies (see Note 4).

Amounts in NOK million	Note	2008	2007	2006
Operating profit continuing operations		**2,358**	3,791	3,985
Operating profit discontinued operations		**-**	277	495
Amortisation, depreciations and impairment charges		**3,058**	2,568	2,383
Changes in net working capital, etc.		**(690)**	(799)	(273)
Cash flow from operations before net replacement expenditures	4	**4,726**	5,837	6,590
Dividends received		**473**	1,076	769
Financial items, net	10	**(2,304)**	320	(842)
Cash flow from operations before tax		**2,895**	7,233	6,517
Taxes paid		**(1,327)**	(1,089)	(1,607)
CASH FLOW FROM OPERATING ACTIVITIES		**1,568**	6,144	4,910
Sale of propety, plant and equipment	4	**335**	322	252
Replacement expenditures	4	**(3,010)**	(2,378)	(1,915)
Expansion investments	4	**(4,142)**	(2,964)	(1,291)
Sold companies		**1,103**	1,900	7,797
Acquired companies	1, 4	**(886)**	(7,166)	(4,774)
Net purchases/sales Share Portfolio	18	**(1,829)**	1,821	1,710
Other capital transactions		**158**	132	375
CASH FLOW FROM INVESTING ACTIVITIES		**(8,271)**	(8,333)	2,154
Dividends paid		**(2,348)**	(2,114)	(1,704)
Net share buy-back		**(561)**	(566)	(158)
Net paid to shareholders		**(2,909)**	(2,680)	(1,862)
Change in interest-bearing liabilities		**13,798**	4,532	(4,558)
Change in interest-bearing receivables		**(1,039)**	1,057	(1,001)
Change in net interest-bearing liabilities		**12,759**	5,589	(5,559)
Currency translation net interest-bearing liabilities		**(1,675)**	458	(266)
CASH FLOW FROM FINANCING ACTIVITIES		**8,175**	3,367	(7,687)
Change in cash and cash equivalents		**1,472**	1,178	(623)
Cash and cash equivalents	17	**4,438**	2,966	1,788

Equity changes from one period to the next in accordance with the Group's financial profit and loss. Furthermore, under IFRS, there will be items that are recognised temporarily in equity, such as changes in the unrealised gains of the Share Portfolio and changes in the hedging reserve which by definition come under hedge accounting. In addition, share issues or the Group's sale and purchase of treasury shares are equity transactions. Fluctuations in foreign exchange rates will also affect equity due to translation differences between the average exchange rate in the income statement and the closing rate in the balance sheet and between the rates in the opening and closing balance sheets. Changes in accounting principles can also affect equity. The various elements in changes in equity are shown below. Equity may not be distributed to shareholders in its entirety, and the dividend paid out by the Group is calculated on the basis of the equity in Orkla ASA.

Amounts in NOK million	Share capital	Treasury shares	Premium fund	Total paid-in equity	Other equity	Total Orkla ASA[2]	Translation effects	Group reserve	Total Group	Minority interests	Total equity
Equity 31 December 2005	1,302	(13)	721	**2,010**	26,065	**28,075**	(644)	9,746	**37,177**	**746**	**37,923**
Profit for the year 2006 Orkla ASA	-	-	-	-	11,798	**11,798**	-	(11,798)	**0**	-	**0**
Dividends 2005	-	-	-	-	(1,551)	**(1,551)**	-	(92)	**(1,643)**	-	**(1,643)**
Net buy-back of treasury shares	-	(2)	-	**(2)**	(156)	**(158)**	-	-	**(158)**	-	**(158)**
Group profit for the year	-	-	-	-	-	-	-	11,236	**11,236**	**52**	**11,288**
Changes in minority interests, see Note 20	-	-	-	-	-	-	-	(18)	**(18)**	**(462)**	**(480)**
Change in unrealised gains shares, see Note 18	-	-	-	-	942	**942**	-	(13)	**929**	-	**929**
Change in hedging reserve, see Note 23	-	-	-	-	47	**47**	-	(180)	**(133)**	-	**(133)**
Option costs	-	-	-	-	21	**21**	-	-	**21**	-	**21**
Translation effects foreign subsidiaries	-	-	-	-	-	-	376	-	**376**	-	**376**
Other changes	-	-	-	-	-	-	-	(14)	**(14)**	-	**(14)**
Equity 31 December 2006	1,302	(15)	721	**2,008**	37,166	**39,174**	(268)	8,867	**47,773**	**336**	**48,109**
Profit for the year 2007 Orkla ASA	-	-	-	-	8,149	**8,149**	-	(8,149)	**0**	-	**0**
Dividends 2006	-	-	-	-	(2,061)	**(2,061)**	-	-	**(2,061)**	-	**(2,061)**
Cancellation treasury shares	(6)	6	-	**0**	-	**0**	-	-	**0**	-	**0**
Net buy-back of treasury shares	-	(6)	-	**(6)**	(560)	**(566)**	-	-	**(566)**	-	**(566)**
Group profit for the year	-	-	-	-	-	-	-	8,399	**8,399**	**46**	**8,445**
Changes in minority interests, see Note 20	-	-	-	-	-	-	-	-	**0**	**2,219**	**2,219**
Change in unrealised gains shares, see Note 18	-	-	-	-	(2,502)	**(2,502)**	-	(144)	**(2,646)**	-	**(2,646)**
Change in hedging reserve, see Note 23	-	-	-	-	24	**24**	-	(38)	**(14)**	-	**(14)**
Option costs	-	-	-	-	25	**25**	-	-	**25**	-	**25**
Change in accounting principles/harmonisation	-	-	-	-	-	-	-	30	**30**	-	**30**
Equity adjustments REC, see Note 3	-	-	-	-	-	-	-	1,580	**1,580**	-	**1,580**
Gains on deemed disposals, see Note 1	-	-	-	-	-	-	-	938	**938**	-	**938**
Translation effects foreign subsidiaries	-	-	-	-	-	-	(795)	-	**(795)**	-	**(795)**
Equity 31 December 2007	1,296	(15)	721	**2,002**	40,241	**42,243**	(1,063)	11,483	**52,663**	**2,601**	**55,264**
Profit for the year 2008 Orkla ASA	-	-	-	-	(8,916)	**(8,916)**	-	8,916	**0**	-	**0**
Dividends 2007, for dividends 2008 see Note 19	-	-	-	-	(2,282)	**(2,282)**	-	-	**(2,282)**	-	**(2,282)**
Cancellation treasury shares	(9)	9	-	**0**	-	**0**	-	-	**0**	-	**0**
Net buy-back of treasury shares	-	(9)	-	**(9)**	(552)	**(561)**	-	-	**(561)**	-	**(561)**
Group profit for the year	-	-	-	-	-	-	-	(2,828)	**(2,828)**	**(137)**	**(2,965)**
Changes in minority interests, see Note 20	-	-	-	-	-	-	-	-	**0**	**70**	**70**
Change in unrealised gains shares, see Note 18	-	-	-	-	(2,303)	**(2,303)**	-	(31)	**(2,334)**	-	**(2,334)**
Change in hedging reserve, see Note 23	-	-	-	-	3	**3**	-	65	**68**	-	**68**
Option costs	-	-	-	-	21	**21**	-	-	**21**	-	**21**
Final determination of the shareholdings in Sapa Profiles[3], see Note 20	-	-	-	-	-	-	-	(152)	**(152)**	**152**	**0**
Translation effects foreign subsidiaries	-	-	-	-	-	-	2,788	-	**2,788**	-	**2,788**
Equity 31 December 2008	1,287	(15)	721	**1,993**	26,212	**28,205**	1,725	17,453	**47,383**	**2,686**	**50,069**

[1] Other equity for Orkla ASA as of 31 December 2008 includes a fund for unrealised gains totalling NOK 1,410 million (NOK 3,559 million as of 31 December 2007) and other paid-in equity totalling NOK 93 million (NOK 72 million as of 31 December 2007).
[2] Free equity in Orkla ASA amounted to NOK 21,834 million as of 31 December 2008 (NOK 36,685 million as of 31 December 2007).
[3] Final settlement of ownership in connection with the transaction between Sapa Profiles and Alcoa's profiles business.

GENERAL INFORMATION
The consolidated financial statements for Orkla ASA, including notes, for the year 2008 were endorsed by the Board of Directors of Orkla ASA on 18 February 2009. Orkla ASA is a public limited company and its offices are located in Skøyen, Oslo in Norway. The company's shares are traded on the Oslo Stock Exchange. Orkla mainly operates in the branded consumer goods, aluminium solutions, renewable energy, materials and financial investment sectors. Segment information for the various business areas is provided in Note 4 and the business areas are described in a separate section later in the annual report.

The financial statements for 2008 have been prepared and presented in compliance with the International Financial Reporting Standards (IFRS), as adopted by the EU.

All amounts are in NOK million unless otherwise stated. Figures in brackets are expenses or disbursements (cash flow). The functional currency of the parent company (Orkla ASA) is the NOK and the Group's reporting currency is the NOK.

The information above the income statement, balance sheet, cash flow statement and notes is provided to give a more detailed explanation of the various presentations.

NEW ACCOUNTING STANDARDS
The following standards (IFRS) and interpretations (IFRIC) have been issued but have not yet entered into effect on the balance sheet date:

Amendment to IFRS 2 Share-based payment: Vesting conditions and cancellations
This amendment to IFRS 2 provides clearer guidance as to what constitutes vesting conditions and what does not. It also regulates the accounting treatment of option rights that are cancelled due to non-fulfilment of conditions other than vesting conditions. The amendment to IFRS 2 entered into force on 1 January 2009, and the Group plans to apply the amendment from that date forward.

IFRS 3 (revised) Business combinations
Compared to the current IFRS 3, the revised standard introduces certain changes and clarifications as regards the application of the acquisition method. Specific matters that are addressed include goodwill in connection with step acquisitions, minority interests, contingent consideration and acquisition costs. IFRS 3 (R) is due to enter into effect on 1 July 2009, but it has not yet been endorsed by the EU. The Orkla Group plans to apply IFRS 3 (R) as from 1 January 2009. The amendment to this standard, combined with the amendment to IAS 27 discussed below, may affect the accounting treatment of transaction costs and minority interests in connection with the acquisition of the minority interest in Sapa.

IFRS 8 – Operating segments
IFRS 8 replaces IAS 14 – Segment reporting. This standard requires that the Group identify operating segments on the basis of internal management reporting. Generally speaking, the information reported must be the information used internally by the president and CEO to evaluate the segments' performance and to determine how resources are to be allocated to segments. IFRS 8 requires details regarding the basis on which segment information has been prepared, and regarding the type of products and services from which each segment has revenues. IFRS 8 entered into force on 1 January 2009, and the Group will apply IFRS 8 from that date forward. The Group expects IFRS 8 to entail some changes in the presentation of segment information.

IAS 1 (revised) – Presentation of Financial Statements
The revised standard makes changes in presentation, particularly in the statement of changes in equity, and introduces a statement of comprehensive income. IAS 1 (R) will enter into effect on 1 January 2009. The Group will apply IAS 1 (R) as from 1 January 2009.

IAS 23 (revised) – Borrowing Costs
The biggest change in IAS 23 (R) is that borrowing costs relating to qualifying assets may no longer be recognised immediately as an expense. Capitalisation of borrowing costs will thus be the only option permitted. IAS 23 (R) entered into effect on 1 January 2009. The Group already applies the only solution permitted under IAS 23 (R).

IAS 27 (revised) – Consolidated and Separate Financial Statements
Compared to the current IAS 27, the revised standard provides further guidance as to the accounting for changes in an ownership interest in a subsidiary and for the disposal of a subsidiary. The current rules relating to the allocation of loss between the majority and minority interest have also been amended to the effect that any deficit is to be charged to the minority interest even if this results in the latter having a negative balance. IAS 27 (R) is due to enter into effect from 1 July 2009, but the standard has not yet been endorsed by the EU. The Group plans to apply IAS 27 (R) as from 1 January 2009.

Amendment to IAS 32 – Financial Instruments: Presentation and IAS 1 – Presentation of Financial Statements – Puttable Finance Instruments
The amendment to IAS 32 entails that certain puttable sales options are to be classified as equity. The amendment to IAS 1 concerns the requirement to disclose relevant information in notes. The amendments to IAS 32 and IAS 1 are due to enter into effect as from 1 January 2009, but the amendments have not yet been endorsed by the EU. The Group plans to apply the amendments to IAS 32 and IAS 1 as from 1 January 2010.

Amendment to IAS 39 Financial Instruments – Recognition and Measurement – Eligible Hedged Items
The amendments to IAS 39 clarify the rules governing cases where a financial instrument (hedged item) has been hedged with regard to designated risks or components of cash flows. The adopted amendments primarily provide further guidelines for the hedging of a one-sided risk (hedging by options) and hedging of inflation risk, but also clarify the guidelines requiring that the designated risks and cash flows are identifiable and reliably measurable. The amendment to IAS 39 is due to enter into effect on 1 July 2009, but the amendment has not yet been endorsed by the EU. The Group plans to apply the amendment to IAS 39 as from 1 January 2010.

IFRIC 12 – Service Concession Arrangements
IFRIC 12 concerns contracts for the supply of public services related to infrastructure that are granted to private operators when the public authority regulates or controls which services the operator is to supply, to whom the services are to be supplied and at which price. The interpretation regulates how such arrangements are to be accounted for. The interpretation was to enter into effect on 1 January 2008, but had not been endorsed by the EU on that date. It has still not been endorsed, but the EU has proposed that the interpretation should be made effective from accounting years beginning after 31 December 2008. The Group will apply the interpretation as from 1 January 2009.

IFRIC 13 – Customer Loyalty Programmes
The interpretation addresses how loyalty programmes that an enterprise has established for its customers to reward them for past purchases and to provide an incentive for further purchases are to be recognised and measured. The interpretation was due to enter into effect on 1 July 2008, but had not been endorsed by the EU on that date. It has now been endorsed by the EU for accounting years beginning after 31 December 2008. The Group will apply IFRIC 13 as from 1 January 2009.

IFRIC 14 – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
The interpretation addresses limitations on the capitalisation of pension assets where the minimum statutory or contractual funding payment exceeds the liability. The interpretation was to become effective as from 1 January 2008, but had not yet been endorsed by the EU on that date. It has now been endorsed by the EU for accounting years beginning after 31 December 2008. The Group will apply IFRIC 14 as from 1 January 2009.

IFRIC 15 – Agreements for the Construction of Real Estate
The interpretation addresses accounting for real estate projects. It provides guidance on how to determine which projects are to be considered an agreement for the construction of real estate within the scope of IAS 11 and which projects are to be recognised in accordance with IAS 18. The interpretation was to become effective on 1 January 2009, but has not yet been endorsed by the EU. The Group will apply IFRIC 15 as from 1 January 2010. The amendment may entail that deferred income from the sale of apartments in Orkla Eiendom.

IFRIC 16 – Hedges of a Net Investment in a Foreign Operation
The interpretation addresses the accounting for a hedge of foreign currency exposure related to net investment in a foreign operation. The interpretation clarifies the type of hedges that qualify for assessment as hedges and which risks that can be hedged. The interpretation was to become effective on 1 October 2008, but has not yet been endorsed by the EU. The Group will apply IFRIC 16 as from 1 January 2010.

IFRIC 17 – Distributions of Non-Cash Assets to Owners
The interpretation addresses the accounting for distributions to owners that are settled in assets other than cash. The interpretation is to become effective on 1 July 2009, but has not yet been endorsed by the EU. The Group will apply IFRIC 17 as from 1 January 2010.

IFRIC 18 – Transfers of Assets from Customers
The interpretation address the accounting for assets that are transferred from customers to suppliers of electricity, gas, water and telecommunications (utilities industries), and that are used to connect the customer to the supplier's network and thereby ensure the possibility of future deliveries of electricity, gas, water and telecommunications to these customers. The interpretation also addresses cases where the supplier of such services receives cash from the customers that is to be used to acquire such assets. The interpretation is to become effective on 1 July 2009, but has not yet been endorsed by the EU. The Group will apply IFRIC 18 as from 1 January 2010.

Besides the effects commented on above, the implementation of the listed amendments is not expected to have a significant impact on the consolidated financial statements on the dates of implementation.

IASB's annual improvement project
Amendments were adopted in several standards to become effective in the course of 2009. The following is a list of the most important amendments that may have an impact on recognition, measurement and disclosures:

- IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations: when an entity is committed to a plan to sell the controlling interest in a subsidiary, all assets and liabilities in the subsidiary are to be classified as held for sale even if the entity intends to retain a non-controlling interest after the sale.
- IAS 1 Presentation of Financial Statements: Assets and liabilities classified as held for sale, in accordance with IAS 39, are not to be classified automatically as current assets in the balance sheet.
- IAS 16 Property, Plant and Equipment: Items of property, plant and equipment held for rental that are sold in the ordinary course of business at the end of the rental period are to be transferred to inventory.
- IAS 19 Employee Benefits:
  - Revision of the definition of the terms 'past service costs', 'return on plan assets', 'short term' and 'other long-term employee benefits'.
  - Changes in plans that result in a reduction in benefits related to future services are to be accounted for as curtailment.
  - The reference to IAS 37 regarding contingent liabilities has been deleted.
- IAS 20 Accounting for Government Grants and Disclosures of Government Assistance: Loans granted by the government in the future at an interest rate lower than the market rate will not be exempt from the requirement to impute interest. The difference between the loan amount received and the discounted amount is to be accounted for as a government grant.
- IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures: Changes in certain disclosures if such investments are recognised at fair value in accordance with IAS 39.
- IAS 36 Impairment of Assets: Certain disclosures must be made in connection with impairment testing when discounted future cash flows are used to estimate fair value minus selling costs.
- IAS 38 Intangible Assets: Advertising and promotional expenditure is to be recognised on the date when companies have access to goods or when the service is received.
- IAS 39 Financial Instruments – Recognition and Measurement:
  - Changes in the use of a derivative, when the derivative is identified as a hedging instrument or on cessation of hedging, are not to be considered reclassifications. Derivatives may therefore be included in or removed from the 'fair value through profit or loss' classification after initial recognition.
  - When recalculating the amortised cost under IAS 39.AG8 of an instrument that is or has been the hedged item in a fair value hedge, the original effective interest rate is not to be used, but instead an effective interest rate that takes account of the hedging effect.
  - The reference to 'segment' has been removed in connection with identifying and documenting hedges.
- IAS 40 Investment Property: Property under construction or development for future use as an investment property falls within the scope of IAS 40.

None of these amendments will entail any material change in the Group's application of accounting principles or disclosures.

USE OF ESTIMATES IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS
Management has made use of estimates and assumptions in preparing the consolidated financial statements. This applies to assets, liabilities, revenues, expenses and supplementary information related to contingent liabilities. Areas where estimates have considerable significance are:

Amounts in NOK million

Accounting item	Note	Estimate/assumptions	Book value
Goodwill	12	Net present value future cash flows	10,774
Trademarks	12	Net present value future cash flows	2,308
Property, plant and equipment	13	Recoverable amount and estimation of correct remaining useful life	26,368
Unlisted shares	18	Net present value future cash flows	2,044
Pension liabilities	7	Economic and demographic assumptions	1,516
Deferred tax assets	21	Assessment of future ability to utilise tax positions	984
Provisions	22	Correctly and adequately estimated	707

The Group tested all intangible assets with an indefinite useful life and all goodwill for impairment in the third quarter. The financial statements for 2008 have been prepared and presented in a very turbulent, fluctuating market, and the impairment tests carried out have therefore been reviewed and reassessed as of 31 December. Both interest rate assumptions and other economic assumptions are difficult to estimate in such circumstances (see Note 12).

As of 31 December 2008, Orkla has a price-to-book ratio of just below 1 (0.98), which means that the market prices the Orkla Group marginally lower than its book values warrant. On the basis of recently prepared budgets and forecasts, no further impairments is required.

The financial crisis makes it particularly difficult to determine the value of unlisted shares. To the greatest possible extent, external estimates of the values of these items have been used (see the information regarding valuation in Note 18). Listed shares classified as available for sale have been valued at the share price quoted on 31 December.

The other areas where there is the greatest risk of material changes are capitalised goodwill and trademarks with an indefinite useful life. These assets are not routinely amortised, but their value is tested at least once a year. The impairment tests are based on estimates of the values of the cash-generating units to which goodwill and trademarks have been allocated. The estimates are based on assumptions of anticipated future cash flows and discount rate. Finding both the correct required rate of return and the right economic assumptions on which to base calculations has been a considerable challenge in 2008. See Note 12.

Other estimates and assumptions are reported in various notes and any information that is not logically included in other notes is presented in Note 24 "Other matters" and "Events after the balance sheet date".

Exercise of judgement
The financial statements may also be affected by the choice of accounting principles and the judgement exercised in applying them. This applies, for instance, to the fact that most of the Share Portfolio is presented as available for sale and not as fair value through profit and loss, to the distinctions between operating and finance leases, and to the presentation of "write-down inventory Sapa Profiles" and "restructuring and significant impairment charges" on separate lines.

Future events and changes in operating parameters may make it necessary to change estimates and assumptions. New interpretations of standards may result in changes in the choice of principles and presentation. Such changes will be recognised in the financial statements when new estimates are prepared and whenever new requirements with regard to presentation are introduced. These matters are discussed in both the section on principles and the notes.

CAPITAL MANAGEMENT

The Group's liabilities are in various currencies according to its equity exposure. Orkla has a strong, solid balance sheet with an equity-to-total-assets ratio of 47.7 %. Combined with long-term, robust financing, this guarantees the Group considerable freedom of action even in today's more challenging markets. The Orkla Group has no financial covenants in its loan agreements, and has unutilised, long-term credit facilities that are more than sufficient to meet any loan instalments in 2009 and 2010. The weak NOK towards the end of 2008 brought an additional increase in liabilities measured in NOK.

As an industrial group, Orkla is not subject to any externally imposed capital requirements.

The Group's net interest-bearing liabilities may be broken down as follows:

Amounts in NOK million	2008	2007
Non-current interest-bearing liabilities	**29,598**	16,093
Current interest-bearing liabilities	**3,654**	3,188
Interest-bearing receivables	**1,390**	137
Cash and cash equivalents	**4,438**	2,966
Net interest-bearing liabilities	**27,424**	16,178
Group equity	**50,069**	55,264
Net gearing (net interest-bearing liabilities/equity)	**0.55**	0.29

The Group's net interest-bearing liabilities, broken down by interest rate and currency, are shown in detail in Note 23.

NEW COMPANIES/DISCONTINUED OPERATIONS

The Orkla Group acquired a number of small companies in 2008. These are presented in Note 1.

A decision was made to exchange the business in Elkem Aluminium ANS for Alcoa's minority interest in Sapa Profiles, and the business has therefore been presented on one line in the income statement and on separate lines in the balance sheet. The comparative figures in the income statement have been restated correspondingly; Elkem Aluminium has been extracted from the ordinary figures and presented on one line as "Discontinued operations" (see Note 26 for further information). The swap will be presented for accounting purposes as a buy-out of minority interests in 2009. See Note 1 for the accounting effects of the removal of the minority interest in Sapa Profiles.

PRINCIPLES FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements show the overall financial results and the overall financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a single economic entity. Interests in companies in which the Group alone has controlling influence (subsidiaries) are fully consolidated, line by line, in the consolidated financial statements. If the Group does not wholly own the subsidiaries, the minority interests' share of profit or loss after tax and their share of equity are presented on separate lines. Interests in companies in which the Group together with others has controlling influence (joint ventures) are consolidated with the Group's interest line by line in the consolidated financial statements using the proportionate consolidation method. Interests in companies in which the Group has significant influence (associates) are accounted for using the equity method. The Group's share of profit or loss after tax and equity in the associate is presented on a single line in the consolidated income statement and balance sheet respectively. The share of any translation differences and other items charged against equity in the associate are charged against the capitalised value with a contra entry in Group equity. Financial assets in the Share Portfolio are reported on in a separate section below. Other financial investments are treated as available for sale and recognised in the balance sheet at fair value with changes in value taken directly to equity. All internal matters between Group companies have been eliminated.

In connection with the acquisition of a subsidiary, the establishment of a joint venture or the acquisition of significant influence in an associate, a fair value analysis is carried out. The acquisition is reported in the financial statements from the date the Group has control. The date of control is normally the date on which the acquisition agreement takes effect and has been approved by all the relevant authorities, and will normally be after the contract date. Assets and liabilities are valued at fair value at the time of acquisition. The residual value of the acquisition is classified as goodwill. If there are minority interests in the acquired company, these will receive their share of allocated assets and liabilities, but not goodwill. Buy-outs of minority interests are accounted for partly as goodwill valued in relation to IFRS 3 and partly as an equity transaction (hybrid model). In companies where the Group already owned interests before the business combination, the value of assets and liabilities at the time of the business combination will serve as the basis for the fair value assessment. The Group's equity will therefore be affected by the fact that the assets are repriced as if the entire acquisition had been made at this time. Goodwill is calculated for each acquisition.

CLASSIFICATION AND VALUATION PRINCIPLES

The financial statements are primarily based on the historical cost principle. However, this does not apply to the treatment of financial assets, which are mainly reported at fair value as available for sale, or biological assets (forests), which are reported at fair value. Cash flow hedges that satisfy the criteria for hedge accounting are reported at fair value in the balance sheet and changes in value are taken directly to Group equity. Assets that no longer justify their value are written down to the recoverable amount, which is the higher of value in use and fair value less costs to sell. The accrual accounting principle and the going concern assumption are underlying assumptions for preparing the financial statements.

Classification. An asset or liability is classified as current when it is part of a normal operating cycle, when it is held primarily for trading purposes, when it falls due within 12 months or when it consists of cash or cash equivalents on the balance sheet date. Other items are non-current. A dividend does not become a liability until it has been formally approved by the General Meeting.

The amortisation of intangible assets, restructuring and significant impairment charges are presented on separate lines. The amortisation of intangible assets will essentially consist of the cost accrual over useful life for intangible assets related to acquired companies.

Restructuring and significant impairment charges will largely consist of material restructuring costs and any substantial write-downs of both tangible and intangible assets. Other material and unusual one-time items may also be presented separately. This will make the comparability of the other lines more relevant.

The valuation and recognition of the items in the financial statements have been carried out in accordance with current IFRS standards. The most important principles are described below.

PROFIT OR LOSS

Operating revenues are presented after deducting discounts, value added tax and other government charges and taxes. The Orkla Group sells goods and services on many different markets, and revenues from the sale of goods or services are recognised in the income statement when the goods have been delivered or the service has been provided.

Sales of goods produced by Orkla Brands and merchandise for resale are recognised in the income statement when the goods have been delivered and the risk has passed to the buyer. Sales revenues largely consist of sales of consumer goods to wholesalers.

Sales of goods produced by Orkla Materials and Orkla Aluminium Solutions are recognised in the income statement when delivered. Deliveries are largely based on long-term contracts. External sales of electric power are recognised in the income statement based on the price agreed with the customer upon delivery.

In the Financial Investments division, rental revenues are taken to income as and when they are received. Remuneration related to sales assignments for which the company is responsible is taken to income as and when the project reaches completion. Sales of financial services and products (funds and alternative investments) are taken to income when the service has been provided. Adjustments in the value of biological assets are reported at fair value as an operating revenue.

Gains on the sale of tangible assets are presented as «Other operating revenues». Any substantial gains in the form of the sale of real estate properties that are no longer in use are regarded as part of Group operations and will also be presented as «Other operating revenues».

Interest revenues are recognised when they are earned, while dividends are taken to income on the date they are approved by the company paying out the dividend.

Gains (losses) on the sale of shares from the Share Portfolio are presented on a separate line after operating profit. Gains (losses) on shares and interests that have been reported as available for sale are calculated as the difference between the cost price of the share or interest or, if appropriate the value of the share or interest written down for accounting purposes, and the sales value. Any excess value or shortfall in market value that has been taken temporarily to equity is reversed at the same time. See Note 18.

ASSETS

Property, plant and equipment are tangible items intended for production, delivery of goods or administrative purposes and have a useful life of more than one year. They are recognised in the balance sheet at cost minus any accumulated depreciation and write-downs. Direct maintenance of assets is expensed under operating expenses as and when the maintenance is carried out, while expenditure on replacements or improvements is added to the cost price of the assets. Property, plants and equipment are depreciated on a straight line basis over their useful life. Residual value is taken into account and the depreciation plan is reviewed annually. If there is any indication that an asset may be impaired, the asset will be written down to the recoverable amount if the recoverable amount is lower than book value.

When carrying out a fair value analysis in connection with an acquisition, excess values are allocated to the assets concerned so that these are recognised in the balance sheet at the Group's acquisition cost. Financing expenses related to the production of the Group's own property, plant and equipment are recognised in the balance sheet. See Note 10.

Intangible assets. Capitalised expenditure on internally generated or specially adapted computer programmes is presented as intangible assets. The reinvestment need of specially adapted computer programmes and the like is similar to that of other tangible assets, and the amortisation of this type of intangible asset is presented together with the Group's other depreciation.

Expenditure related to internally generated trademarks, etc. (marketing) is expensed directly since the future economic benefits to the company cannot be identified and shown to be probable with enough degree of certainty at the time the trademark is launched. Expenses related to intangible assets taken over by the company through acquisitions are recognised in the balance sheet. Orkla has drawn up special guidelines (royalty method) for valuing trademarks taken over through acquisitions. Trademarks that have existed for more than five years and have a sound development at the time of acquisition are expected to have an indefinite useful life and are not amortised. An indefinite useful life means that it is impossible to foresee on the balance sheet date when the assets will no longer have any value. Other identified trademarks will be amortised over their useful life, which is normally 5-10 years. Other intangible assets will be amortised over their useful life. The Group has capitalised substantial intangible assets in the form of time-limited power rights, which are amortised over the term of the contracts.

Intangible assets with an indefinite useful life are tested annually for impairment to ensure that the values are intact. The Orkla Group carries out this test prior to preparing and presenting its financial statements for the third quarter. If there are indications of a reduction in value, impairment testing is carried out more frequently.

Intangible assets arising from new acquisitions are disclosed in Note 1 and Note 12.

Research and development (R&D) expenditure is the expenses incurred by the Group in conducting research and development, studies of existing or new products, production processes, etc. in order to secure future earnings. Expenditure on research will always be expensed directly, while expenditure on development will be recognised in the balance sheet if the expenses are identifiable and represent probable future economic benefits of which the Group has control. The Group has a large number of concepts under consideration at all times. See Note 12.

Goodwill is the residual value consisting of the difference between the purchase price and the balance sheet value of an acquired company after a fair value analysis has been carried out. The concept of goodwill comprises payment for expectations of synergy gains, values related to employees, other intangible values that do not qualify for capitalisation as a separate item, future earnings and the fact that deferred tax may not be discounted. Capitalised goodwill derives solely from acquisitions. Goodwill is not amortised, but is tested at least once a year for impairment prior to preparing and presenting the financial statements for the third quarter and if there is any indication of a decline in value. Goodwill from new acquisitions is disclosed in Note 1 and Note 12.

Biological assets. The Group has biological assets in the form of forests. The forests are valued at fair value and any change in value is recognised in the income statement. The fair value of forests is calculated on the basis of a cash-flow-based model. Forests are included in Note 13.

Inventories of goods are valued at the lower of acquisition cost and net realisable value. Purchased goods are valued at cost according to the FIFO principle, while internally manufactured finished goods and work in progress are valued at production cost. Deductions are made for obsolescence. Net realisable value is the estimated selling price minus sales costs. Parts of the aluminium inventory in Sapa Profiles are valued at replacement cost, see Note 15.

Trade receivables are recognised and presented at the original invoice amount and written down if events causing a loss have occurred that can be measured reliably and that will affect payment of the receivable. Trade receivables are thus valued at amortised cost using the effective interest rate method. The interest rate element is disregarded if it is immaterial.

The Share Portfolio consists of financial investments and is separate from the Group's strategic industrial investments. The Share Portfolio is presented at fair value as a current asset. Shares and equity interests of less than 20 % are recognised at fair value as available for sale with changes in value taken directly to equity, while shares and equity interests of between 20 % and 50 % are treated as associates and changes in value are recognised in the income statement. Items in the Share Portfolio defined as available for sale which have a value lower than carrying value are written down in the income statement if the impairment in value is lasting or significant. In both categories, any further value impairment will result in an immediate write-down of value by a corresponding amount. The write-down cannot be reversed in the income statement until the value is realised. Dividends received are recognised in the income statement at the time they are adopted by the company paying out the dividend, which usually coincides with the time of payment. Purchases and sales of shares are recognised at trade date. See Note 18.

Cash and cash equivalents are held for the purpose of meeting short-term fluctuations in liquidity rather than for investment purposes. Cash and cash equivalents consist of cash, bank deposits and current deposits. In the presentation, the Orkla ASA Group bank account system is netted by offsetting deposits against withdrawals in the same countries.

EQUITY, DEBT AND LIABILITIES

Treasury shares are reported in equity at the cost price to the Group.

Pensions. Pension costs related to defined contribution plans will be equal to the contributions to employees' pension savings in the accounting period. Pension costs and pension liabilities related to defined benefit plans are calculated on the basis of linear accumulation of the present value of future benefits. Calculations relating to defined benefit plans are based on a number of economic and actuarial assumptions. Pension plan assets are valued at fair value and deducted from net pension liabilities in the balance sheet. Any over-financing is capitalised to the extent it is likely that the over-financing may be utilised or repaid.

Changes in the liability related to defined benefit plans due to changes in pension plans are reported in their entirety in the income statement in the case of changes resulting in an immediate paid-up policy entitlement. If not, the variance is accrued until the paid-up policy entitlement has vested. Most of the plan changes at Orkla are of the first type. Changes in liabilities and pension plan assets due to changes in and variances from the calculation assumptions (actuarial gains and losses) are spread over the estimated average remaining vesting period for the part of the variances that exceeds 10 % of the gross pension liability (or of pension plan assets if they are greater). Gains and losses on curtailment or settlement of a defined benefit pension plan are recognised at the time of curtailment or settlement.

Contingent liabilities (provisions) are recognised in the financial statements when the Group has a legal or self-imposed financial obligation which is likely to be paid out and for which a reliable estimate can be given. If, after adoption of a resolution and plan, a decision is announced to carry out measures (restructuring) that substantially change the size of the business or the way in it which it is operated, a provision must be made. The provision is calculated on the basis of the best estimate of anticipated expenses. If the effect is material, anticipated future cash flows will be discounted using a current pre-tax rate that reflects the risks specific to the provision.

Taxes. The tax charge is based on the net profit and consists of the aggregate of taxes payable and changes in deferred tax. Tax payable is recognised in the financial statements at the amount that is expected to be paid on the basis of taxable revenues reported in consolidated financial statements. The share of profit from associates is reported after tax, and the share of tax in these companies is therefore not presented as a tax charge in the consolidated financial statements. Tax payable and changes in deferred tax are taken directly to equity to the extent that they relate to items that are taken directly to equity.

Deferred tax liability in the balance sheet is calculated at the nominal tax rate based on timing differences between accounting and tax values on the balance sheet date. Deferred tax has been calculated on excess values allocated in connection with the acquisition of companies. Deferred tax liability relating to goodwill has not been capitalised. Deferred tax liability on power plants has been computed by multiplying timing differences related to power plant taxation by the nominal ground rent tax rate of 30 % in Norway, for the power plants for which the Group is liable for power plant tax.

No deferred tax liability related to profit withheld from subsidiaries or associates has been capitalised. The reason for this is that the Group considers itself capable of managing the reversal of these withheld profits so that no tax liability arises.

If an entity has a deferred tax asset, the question of whether it can be capitalised is considered. Deferred tax assets are continuously assessed and are only capitalised to the extent it is probable that future taxable profit will be large enough for the asset to be usefully applied.

Deferred tax liability and deferred tax assets are offset in so far as this is possible under taxation legislation and regulations.

FINANCIAL MATTERS

Foreign currency. Foreign currency transactions are presented at the exchange rate on the date of the transaction, while items in foreign currency are presented at the exchange rate on the balance sheet date, and any gain/loss is reported in the income statement as financial items. Revenues and expenses in foreign subsidiaries are translated monthly at the average exchange rate for the month and accumulated. Balance sheet items in foreign subsidiaries are translated at the exchange rate on the balance sheet date. Translation differences are taken to equity. Translation differences arising from borrowing and lending identified as net investment in another functional currency are taken to equity.

Derivatives. Derivatives are valued at fair value on the balance sheet date and reported as receivables or liabilities. Gains and losses due to realisation or changes in fair value are reported in the income statement in cases where the derivative is not part of a hedge relationship that satisfies the criteria for hedge accounting. Embedded derivatives in commercial contracts are identified and valued separately. Gains and losses on derivatives that are part of cash flow hedges are temporarily taken to equity until the hedged item is reported in the income statement. Gains and losses on derivatives that hedge fair value are reported in the income statement and wholly or partly offset by changes in the value of the hedged item. Purchases and sales of derivatives are recognised at trade date.

Currency derivatives. Fair value changes of currency derivatives designated as hedging instruments in cash flow hedges are taken to equity as and when they occur and recognised in the income statement when the transaction hedged by the derivative is carried out, and the change in value is presented on the same line as the hedged transaction. Gains and losses on other forward currency contracts, including forward currency contracts that hedge exchange rate risk in the Share Portfolio are recorded as financial items and gains, losses and write-downs – Share Portfolio, respectively.

Gains and losses on loans or currency derivatives in foreign currencies that are identified as hedging instruments for net investments in foreign subsidiaries are temporarily taken to equity and reported in the income statement together with the gain or loss when the investment is realised. The translation difference related to borrowing and lending identified as net investment in another functional value is recognised in equity.

Changes in the value of financial contracts concerning future purchases or sales of electric power that hedge future production are recognised temporarily in equity. Unrealised gains or losses on financial power trading contracts that do not constitute hedges are recognised in the income statement.

Loans/receivables and interest rate derivatives. Interest revenues and expenses relating to loans and receivables are carried at amortised cost. Thus changes in value resulting from changes in interest rates during the interest rate period are not reported in the income statement. In the case of interest rate derivatives that are identified as hedges for future interest expenses (floating to fixed rate contracts), changes in value are temporarily taken to equity. In the case of interest rate derivatives that are identified as hedges for future fixed interest loans (fixed to floating rate contracts), both the change in the fair value of the loan and the change in the value of the interest rate derivative are recognised in the income statement.

OTHER MATTERS

Cash flow. The cash flow statement has been prepared according to the indirect method and shows cash flows from operating, investment and financing activities and explains changes in "Cash and cash equivalents" during the year.

Segments. Orkla has business areas as its primary segment and geographical regions as secondary segment. The primary segment corresponds to the way in which the business areas report figures to the Group executive management. The accounting principles on which segment reporting is based are the same as for the other parts of the consolidated financial statements. The arm's length principle is applied to pricing of transactions between the various segments. Orkla ASA provides services to the companies in the Orkla Group and charges them for these services. The various business areas are defined and described in a seperate section in this annual report.

Leasing. Leases are classified according to the extent to which the risks and rewards associated with ownership of a leased asset lie with the lessor or the lessee. A lease is classified as a finance lease if it substantially transfers all risks and rewards incidental to ownership of an asset. Finance leases will be capitalised and depreciated over the lease period. Other leases are operating leases. Lease expenses related to such leases are reported as current operating expenses.

Share-based remuneration. The Group has share savings programmes, share options and share-based cash bonuses. Shares issued to employees at a share price lower than the market value are accounted for by recognising the difference between the market value of the shares and the issue price as a payroll expense. Options for executive management are valued at the fair value of the option at the time the option plan is adopted (the date of issue), using the Black-Scholes model for valuation. The cost of the option is accrued over the period during which the employee earns the right to receive it (the vesting period). Share-based cash settlement means that the company has an obligation to make future cash payments. This arrangement is reported as a liability in the balance sheet.
The accumulated costs must correspond to the amount that is paid out at the time of settlement.
The liability must at all times reflect the vested share of the fair value of the liability. The cost is accrued over the vesting period. Any change in the value of the liability is recognised in the income statement. The value is calculated on the basis of the same principles as for share-based options. Provisions are made for the employer's national insurance contributions in connection with share option plans, which are related to the difference between the issue price and the market price of the share at year-end, on the basis of the vested amount.

Government grants. Government grants are recognised in the financial statements when it is highly probable that they will be received. The grants are presented either as revenue or as a reduction in expenses and, in the latter case, matched with the costs for which they are intended to compensate. Government grants that relate to assets are recognised as a reduction in the acquisition cost of the asset. The grant reduces the depreciation of the asset. Government grants are not of material significance for the Group.

Discontinued operations. If a significant part of the Group's operations is divested or a decision has been made to divest it, this business is presented as "Discontinued operations" on a separate line of the income statement and the balance sheet. As a result, all the other figures presented are exclusive of the discontinued operations. The earnings on internal sales by Elkem Aluminium to other companies in the Group are retained in the Group. The comparative figures for the discontinued operations are restated and presented on a single line. Comparative figures in the balance sheet are not correspondingly restated.

Contents of the notes to the financial statements

1 BUSINESS COMBINATIONS

The Orkla Group acquired several small companies in 2008. Acquisitions affect the comparison with last year's figures, and the changes in the various notes must be seen in the light of this. Acquired companies are presented in the financial statements from the date on which control transfers to the Group. The date is indicated for each investment. The date of control is normally the date on which the contract takes effect and all official approvals have been obtained. The date of control will normally be after the contract date.

Amounts in NOK million	Date of purchase	Interest acquired (%)	Acquisition cost	Excess/ deficit value[1]	Trade-marks	Other intangible assets	Property, plant and equipment	Other matters	Deferred tax	Goodwill	Operating profit after acquisition date	Operating revenues before acquisition date	Operating profit before acquisition date
2008													
Frima Vafler A/S, Denmark	February	100	39	37	-	-	-	-	-	37	1	na	na
Molde Bakeri, Norway	May	100	34	24	-	-	-	-	-	24	na	35	2
Belusa Foods, Slovakia	October	100	45	11	-	-	-	-	-	11	na	na	na
Miscellaneous acquisitions Orkla Brands			26	22	-	-	-	-	-	22	-	-	-
Ekonal Italy,													
Orkla Aluminium Solutions	January	100	38	6	-	-	-	-	-	6	7	-	-
FG Eiendom (joint venture)	March	33.33	352	141	-	-	196	-	(55)	-	3	5	1
Miscellaneous acquisitions			4	1		1							
Acquisitions at enterprise value			538	242	0	1	196	0	(55)	100			
Investments in associates			521										
Acquisition in segments, enterprise value			1,059										
Interest-bearing liabilities acquisitions			(173)										
Cash flow effect acquisitions[2]			886										
2007													
Alcoa's extrusion operations	June	54	3,149	(100)	-	-	(532)	(52)	91	393	60	7,286	76
MTR Foods, India	April	100	482	387	76	-	18	(6)	(29)	328	21	58	9
Pastella, Denmark	May	100	73	31	34	-	-	-	(8)	5	3	53	4
Saarionen (vegetables), Finland	April	100	112	112	-	49	24	21	-	18	3		
Miscellaneous Food Ingredients			100	28	-	-	-	12	-	16	5		
Miscellaneous acquisitions Elkem			36	26	-	-	13		(3)	16			
Acquisitions at enterprise value			3,952	484	110	49	(477)	(25)	51	776	92		
REC-shares			6,450										
Alcoa's extrusion operations,													
no cash flow effect			(2,889)										
Acquisition in segments, enterprise value			7,513										
Interest-bearing liabilities acquisitions			(347)										
Cash flow effect acquisitions[2]			7,166										
2006													
Krupskaya, Russia	July	79	339	246	-	-	-	1	-	245	13	150	
Brinkers, Romania	June	100	153	103	-	-	8	-	(1)	96	9	49	8
Baker Nordby, Norway	January	100	32	23	-	-	-	-	-	23	4		
GL Johansen, Sweden	October	100	8	6	-	6	-	-	-	-	1	25	
Dansk Droge, Denmark	September	100	928	684	144	-	-	-	(40)	580	9	327	31
Curamed, Norway	November	100	20	19	26	-	-	-	(7)	-		7	
Melbar, Brazil	April	100	86	61	-	31	-	-	-	30	12	14	4
Alufinal, Slovakia	January	100	238	112	-	-	-	-	-	112	33		
Ferroveld, South Africa	December	50	109	78	-	-	-	-	-	78		68	10
Erdos and Sanvei	October	50	39	0	-	-	-	-	-	-			
Acquisition of minority interests,													
Sapa, Dragsbæk and Mossefossen			165	84		10				74			
Acquisitions at enterprise value			2,117	1,416	170	47	8	1	(48)	1,238			
Investments in Mecom			909										
Investments in associates			2,519										
Not paid/prepaid 2005			(451)										
Acquisitions in segments, enterprise value			5,094										
Interest-bearing liabilities acquisitions			(320)										
Cash flow effect acquisitions[2]			4,774										

[1] Excess/deficit value is the difference between the purchase price of the shares and the Group's share of equity in the acquired company.
[2] Equivalent to compensation for equity.

The acquisition cost specified in the table for each investment is the sum of the recognised value of the payment on the transaction date and the value of the net interest-bearing liabilities that have been taken over (100 %). The acquired companies have been included in the consolidated financial statements at fair value. Acquisition costs totalled NOK 6 million in 2008.

The entities purchased in 2008 were all small companies. Some of the companies have been integrated in other companies prior to acquisition (Frima), while others will be directly integrated in the acquiring company (Molde Bakeri), making it impossible to provide pre-acquisition and post-acquisition figures.

Besides the purchase of a 33.33 % stake in the property company FG Eiendom, where excess values have been allocated to the real estate portfolio, all excess values in the smaller acquisitions have been allocated to goodwill. This is because the acquisitions were largely made for reasons related to synergies, expertise and thus the potential ability to develop new products in the future. Inventories of finished products in this type of business are small and the goods will essentially be sold to existing customers.

Orkla's equity interest in Sapa Profiles after its non-cash contribution to the joint venture with Alcoa's extrusions business in 2007 was finally fixed at 45.45 % (see Note 20).

The swap transaction between Elkem Aluminium ANS and Sapa Profiles will be presented in the financial statements as a gradual acquisition of Alcoa's equity interest in Sapa Profiles. In compliance with the new IFRS 3 (R), the difference between the purchase price (transaction value, see Note 26) and the carrying value of the minority interest will be reported in Group equity, if the standard will be adopted by EU. According to current IFRS 3 the transaction will result in some increased goodwill and a charge against equity (hybrid method). In future, the acquisition will only affect the minority interests' share of profit. The transaction is expected to be completed in the first quarter of 2009.

Acquired companies total balance sheet

Amounts in NOK million	**Fair value 2008**	**Book value acquired companies 2008**	**Fair value 2007**	**Book value acquired companies 2007**
Property, plant and equipment	**383**	**187**	2,749	3,226
Intangible assets	**1**	**1**	322	163
Deferred tax assets			210	108
Other non-current assets			4	4
Inventories	**29**	**29**	1,776	1,729
Receivables	**92**	**92**	1,877	1,877
Shares in other companies	**112**	**112**	-	-
Assets	**617**	**421**	6,938	7,107
Provisions	**63**	**8**	605	470
Non-current liabilities not interest-bearing	**2**	**2**	6	6
Current liabilities not interest-bearing	**111**	**111**	1,687	1,680
Minority interests	**3**	**1**	2,320	22
Fair value net assets	**438**	**299**	2,320	4,929
Goodwill	**100**		(327)	
Acquisition cost	**538**		1,993	
Gains on deemed disposals Alcoa	**0**		(930)	
Acquisitions at enterprise value	**538**		1,063	

2 JOINT VENTURES

Joint ventures are investments in companies in which the Group, together with others, has controlling influence. This type of collaboration is based on a specific agreement. The Group accounts for its involvement in the joint venture by including its proportionate share of revenues, expenses, assets, liabilities and cash flows in its consolidated financial statements. The Group naturally has more limited access to the liquidity, for instance, of this type of company than to that of Group subsidiaries. Joint ventures may not, for example, participate in the Group bank account system and normally have independent financing which is reported in their own balance sheet. Nor are they part of the same Group for tax purposes.

In 2008 the Group had only one major joint venture, Elkem Aluminium ANS. Elkem Aluminium ANS, in which Elkem has been managing partner, has been jointly operated on a 50/50 basis with Alcoa. On 22 December 2008 Orkla and Alcoa entered into an agreement to swap assets in two jointly owned companies. Orkla is taking over Alcoa's 45.45 % minority interest in Sapa Profiles, thereby becoming sole owner. At the same time, Alcoa is taking over Orkla's 50 % interest in Elkem Aluminium ANS, which will then be wholly owned by Alcoa. Elkem Aluminium ANS is presented as "Discontinued operations" in the 2008 financial statements and in the comparative figures in the income statements for 2007 and 2006, see Note 26. The other joint ventures in the Orkla Group are smaller. Hjemmet Mortensen was sold to Egmont in June 2008 after having been reclassified as an associate as of 31 December 2007, due to an arbitration award.

There are no significant requirements as regards capital contribution in the joint ventures in which Orkla participates.

	Hjemmet Mortensen[1]			**Elkem Aluminium[2]**	
Amounts in NOK million	**2008**	**2007**	**2006**	**2008**	**2007**
Operating revenues	-	697	666	-	-
Operating profit	-	100	108	-	-
Profit for the year	-	74	78	-	-
Non-current assets	-	-	248	-	2,209
Current assets	-	-	181	-	1,106
Non-current liabilities	-	-	57	-	215
Current liabilities	-	-	208	-	1,284

[1] Hjemmet Mortensen has been reclassified from joint venture to an associate as of 31 December 2007, see Note 3 regarding associates.
[2] The figures for Elkem Aluminium have been reclassified and presented on one line as «discontinued operations» in 2008 and 2007, see Note 26.

3 INVESTMENTS IN ASSOCIATES ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments in associates accounted for under the equity method are investments of a strategic nature in companies in which the Orkla Group has significant influence by virtue of its ownership interest. These are usually companies in which Orkla owns a 20-50 % interest. This type of investment is accounted for by the Group presenting its share of the associate's profit/loss on a separate line in the income statement and accumulating the results reported for the share on a single line in the balance sheet. Any excess values that are to be amortised are deducted from profit according to the same principles as for consolidated companies. Goodwill is not amortised. Dividends received from associates are reported against the ownership interest in the balance sheet and regarded as repayment of capital. The balance-sheet value of associates thus represents the original cost price plus profit accumulated up to the present, minus any amortisation of excess values and accumulated dividends received and taking account of the share of any translation differences and the like in the associate.

Figures for associates that do not report in accordance with IFRS are restated prior to inclusion in the consolidated financial statements. Associates that are part of the Share Portfolio are presented in Note 18.

Amounts in NOK million	REC	Jotun	SPDE[4]	Hjemmet Mortensen	Others	Total
Cost price	10,076	174	628	21	-	-
Book value 1 January 2006	936	1,210	-	-	123	**2,269**
Additions/disposals 2006	2,739	-	-	-	106	**2,845**
Additions/disposals 2007	6,873	-		164	(35)	**7,002**
Additions/disposals 2008	-	-	628	(120)	66	**574**
Share of profit 2006	128	151	-	-	10	**289**
Share of profit 2007	607[1]	209	-	-	32	**848**
Share of profit 2008	1,217	253	(79)	28	12	**1,431**
Write-downs 2008	-	-	(72)	-	-	**(72)**
Gain on sale 2008	-	-	-	830	-	**830**
Dividends/translation effects 2006	-	(34)	-	-	(6)	**(40)**
Dividends/translation effects 2007	1,580[2]	(65)	-	-	(6)	**1,509**
Dividends/translation effects 2008	813	(172)	-	(72)	(9)	**560**
Book value 31 December 2006	3,803	1,327	-	-	233	**5,363**
Book value 31 December 2007	12,760	1,471	-	164	224	**14,619**
Book value 31 December 2008	14,790	1,552	477	0	293	**17,112**
Share owned 31 December 2008	39.73 %	42.5 %[3]	32.99 %			

[1] Of this is NOK 103 million gain on sale.
[2] Adjustment is largely due to the fact that Orkla did not participate in the share issue in 2006, a share issue that was at a higher rate than Orkla's capitalised value of REC.
[3] The Group has 38.3 % of the voting rights in Jotun.
[4] Scandinavian Property Development (SPDE).

Main figures (100 % figures):

	Jotun		REC	
Amounts in NOK million	**2008**	**2007**	**2008**	**2007**
Operating revenues	**10,442**	8,872	**8,191**	6,642
Operating profit	**919**	804	**2,529**	2,588
Profit after taxes and minority interests	**545**	477	**3,064**	1,333
Total assets	**7,932**	5,994	**30,209**	17,945
Total liabilities	**3,912**	2,869	**13,696**	6,188

The market capitalisation of the Group's equity interest in REC as of 31 December 2008 was NOK 12.6 billion (2007: NOK 54.3 billion), while the market capitalisation of the Group's interest in SPDE was NOK 73.9 million.

The valuation of associates is not directly linked to their market price, but if it is lower than the carrying value, it is obviously an indication that a value impairment assessment must be carried out. The price of the REC share has fluctuated significantly since the end of the year, and based on a overall assessment the Group has not written down its investment in REC. The recoverable value is assessed as being higher than the carrying value. The capitalised value of the investment in SPDE is substantially higher than the market value, but there is little trading in the SPDE share. The Group has assessed the recoverable amount based on the value in use which is higher than the market capitalisation. The value in use is calculated as the estimated, discounted cash flow from operations including the sale of the entity. Estimates are partly based on an external valuation of the real estate projects. The stake in SPDE was written down by NOK 72 million in addition to the Group's share of negative profit amounting to NOK 79 million, and book value per share was NOK 18 as of 31 December 2008.

4 SEGMENTS

Orkla has business areas as its primary segment and geographical regions as secondary segment. In the segment information, profit, cash flow and capital employed, together with selected key figures, are broken down between the different business areas, thereby giving those using the financial statements a better basis for understanding the Group's underlying operations. See also Note 5 for capital employed, investments and number of man-years per geographical market. The Orkla Group has a centralised finance function and the financing of the various segments does not necessarily reflect the real financial strength of each segment. Orkla has therefore chosen to present only financial items for the Group as a whole.

SEGMENTS 2008

Amounts in NOK	Orkla Foods Nordic	Orkla Brands Nordic	Orkla Brands International	Orkla Food Ingredients	Eliminations Orkla Brands	**Orkla Brands**	Sapa Profiles	Sapa Heat Transfer & Building System	Eliminations OAS	**Orkla Aluminium Solutions (OAS)**
REVENUES/PROFIT										
Norway	4,313	4,461	-	382	-	**9,156**	170	119	-	**289**
Sweden	3,305	1,139	-	1,026	-	**5,470**	1,403	857	-	**2,260**
Denmark	624	702	-	1,117	-	**2,443**	256	138	-	**394**
Finland and Iceland	1,020	639	-	108	-	**1,767**	118	31	-	**149**
Nordic region	9,262	6,941	0	2,633	0	**18,836**	1,947	1,145	0	**3,092**
Rest of Western Europe	207	315	262	317	-	**1,101**	10,733	3,581	-	**14,314**
Central and Eastern Europe	319	349	1,824	480	-	**2,972**	1,776	631	-	**2,407**
Asia	2	7	291	8	-	**308**	272	1,114	-	**1,386**
Rest of the world	50	52	19	9	-	**130**	6,262	307	-	**6,569**
Outside Nordic region	578	723	2,396	814	0	**4,511**	19,043	5,633	0	**24,676**
Sales revenues	9,840	7,664	2,396	3,447	0	**23,347**	20,990	6,778	0	**27,768**
Other operating revenues	6	17	6	7	-	**36**	34	7	-	**41**
Intercompany sales	67	38	38	216	(344)	**15**	880	124	(1,004)	**0**
Operating revenues	9,913	7,719	2,440	3,670	(344)	**23,398**	21,904	6,909	(1,004)	**27,809**
Cost of materials	(4,612)	(3,081)	(1,378)	(2,299)	323	**(11,047)**	(13,037)	(4,113)	1,004	**(16,146)**
Payroll expenses	(1,977)	(1,407)	(431)	(514)	-	**(4,329)**	(3,459)	(1,047)	-	**(4,506)**
Other operating expenses	(1,935)	(1,733)	(537)	(553)	21	**(4,737)**	(4,788)	(993)	-	**(5,781)**
Depreciations	(339)	(174)	(89)	(93)	-	**(695)**	(511)	(168)	-	**(679)**
Operating profit before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments	1,050	1,324	5	211	0	**2,590**	109	588	0	**697**
Amortisation intangible assets	(8)	(15)	-	(4)	-	**(27)**	(15)	-	-	**(15)**
Write-down of inventory in Sapa Profiles	-	-	-	-	-	**-**	(372)	-	-	**(372)**
Restructuring and significant impairments	-	38	(571)	-	-	**(533)**	(188)	-	-	**(188)**
Operating profit	1,042	1,347	(566)	207	0	**2,030**	(466)	588	0	**122**
Profit from associates	-	2	-	-	-	**2**	-	2	-	**2**
Minority interests' share of profit	-	-	-	(25)	-	**(25)**	-	202	-	**202**
[1] Of this sales in EU	5,448	3,042	781	2,923	-	**12,194**	13,706	5,120	-	**18,826**
CASH FLOW										
Cash flow from operations before net replacement expenditures	1,380	1,392	(17)	229	-	**2,984**	417	348	-	**765**
Net replacement expenditures	(258)	(204)	(49)	(122)	-	**(633)**	(613)	(337)	-	**(950)**
Cash flow from operations	1,122	1,188	(66)	107	0	**2,351**	(196)	11	0	**(185)**
Expansion investments	(126)	(22)	(62)	(4)	-	**(214)**	(337)	(210)	-	**(547)**
Acquired companies (enterprise value)	(23)	-	-	(110)	-	**(133)**	-	(38)	-	**(38)**
SEGMENT ASSETS										
Accounts receivables	1,075	1,161	410	541	(69)	**3,118**	2,991	1,475	(336)	**4,130**
Other current receivables	151	94	60	60	-	**365**	571	374	-	**945**
Inventories	1,414	885	318	438	-	**3,055**	2,862	1,097	-	**3,959**
Pension plan assets	-	1	-	-	-	**1**	-	-	-	**0**
Investments in associates	-	5	-	1	-	**6**	-	19	-	**19**
Intangible assets	2,484	4,980	737	656	-	**8,857**	1,596	1,387	-	**2,983**
Property, plant and equipment	2,149	1,525	712	633	-	**5,019**	5,644	1,613	-	**7,257**
Total segment assets	7,273	8,651	2,237	2,329	(69)	**20,421**	13,664	5,965	(336)	**19,293**
SEGMENT LIABILITIES										
Accounts payable	(691)	(469)	(195)	(266)	69	**(1,552)**	(2,286)	(1,007)	336	**(2,957)**
Value added tax, employee taxes etc.	(341)	(205)	(39)	(76)	-	**(661)**	-	-	-	**0**
Other current liabilities	(737)	(669)	(135)	(145)	-	**(1,686)**	(1,519)	(525)	-	**(2,044)**
Pension liabilities	(518)	(163)	(12)	(80)	-	**(773)**	(214)	(234)	-	**(448)**
Deferred tax, excess values	(124)	(396)	(47)	(6)	-	**(573)**	(41)	-	-	**(41)**
Total segment liabilities	(2,411)	(1,902)	(428)	(573)	69	**(5,245)**	(4,060)	(1,766)	336	**(5,490)**
Capital employed (book value)[2]	4,862	6,749	1,809	1,756	0	**15,176**	9,604	4,199	0	**13,803**
KEY FIGURES[1]										
Operating margin (%)	10.6	17.2	0.2	5.7	-	**11.1**	0.5	8.5	-	**2.5**
Return on capital employed (%)	18.2	20.3	0.2	12.1	-	**15.7**	1.3	14.9	-	**5.7**
Total man-years	4,462	2,972	4,600	1,315	-	**13,349**	9,944	2,641	-	**12,585**

[1] Key figures are defined on page 75.
[2] Most of the lines under "Segment assets" and "Segment liabilities" can be directly matched with the notes and the balance sheet, respectively. The variance between "Other current receivables" and "Other current liabilities" and Note 16 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.
[3] Excluding Orkla Financial Investments.

The segment information tables show sales broken down by market for each business area, based on the customers' location. The different business areas are defined and described in the section on business areas in the annual report. "Orkla HQ/Other business" primarily covers activities at the Group's head office and, up to 2007, Hjemmet Mortensen (HM)'s operations. As of 31 December 2007 HM was reclassified as an associate, but is included line by line in the income statement for 2007 (2006) as a joint venture. HM was sold in the second quarter of 2008. Elkem Aluminium has been removed from the segment disclosure for all three years and is presented as discontinued operations. Reference is made to Note 26 for segment disclosures relating to discontinued operations.

Elkem Energy	Elkem Silicon-related	Eliminations Elkem	Elkem	Borregaard Energy	Borregaard Chemicals	Eliminations Borregaard	Borregaard	Eliminations Orkla Materials	**Orkla Materials**	**Orkla Financial Investments**	**Orkla HQ/ Other Business/ Eliminations**	**Orkla Group**
1,032	609	-	1,641	41	198	-	239	-	**1,880**	**105**	**5**	**11,435**
-	195	-	195	-	114	-	114	-	**309**	**7**	**-**	**8,046**
-	105	-	105	-	17	-	17	-	**122**	**-**	**-**	**2,959**
-	105	-	105	-	27	-	27	-	**132**	**-**	**-**	**2,048**
1,032	1,014	0	2,046	41	356	0	397	0	**2,443**	**112**	**5**	**24,488**
-	2,610	-	2,610	-	1,714	-	1,714	-	**4,324**	**-**	**-**	**19,739**
-	384	-	384	-	204	-	204	-	**588**	**-**	**-**	**5,967**
-	1,639	-	1,639	-	1,236	-	1,236	-	**2,875**	**-**	**10**	**4,579**
-	1,442	-	1,442	-	1,023	-	1,023	-	**2,465**	**-**	**-**	**9,164**
0	6,075	0	6,075	0	4,177	0	4,177	0	**10,252**	**0**	**10**	**39,449**
1,032	7,089	0	8,121	41	4,533	0	4,574	0	**12,695**	**112**	**15**	**63,937**
80	645	-	725	1	80	-	81	-	**806**	**744**	**15**	**1,642**
842	291	(1,040)	93	198	19	(199)	18	(12)	**99**	**20**	**(134)**	**0**
1,954	8,025	(1,040)	8,939	240	4,632	(199)	4,673	(12)	**13,600**	**876**	**(104)**	**65,579**
(1,097)	(3,550)	948	(3,699)	-	(1,559)	199	(1,360)	2	**(5,057)**	**(50)**	**96**	**(32,204)**
(58)	(1,309)	-	(1,367)	(2)	(892)	-	(894)	-	**(2,261)**	**(215)**	**(311)**	**(11,622)**
(172)	(2,498)	92	(2,578)	(32)	(1,724)	-	(1,756)	10	**(4,324)**	**(678)**	**10**	**(15,510)**
(49)	(304)	-	(353)	(8)	(224)	-	(232)	-	**(585)**	**(31)**	**(13)**	**(2,003)**
578	364	0	942	198	233	0	431	0	**1,373**	**(98)**	**(322)**	**4,240**
(179)	(1)	-	(180)	-	(6)	-	(6)	-	**(186)**	**-**	**-**	**(228)**
-	-	-	-	-	-	-	-	-	**-**	**-**	**-**	**(372)**
-	-	-	0	-	(561)	-	(561)	-	**(561)**	**-**	**-**	**(1,282)**
399	363	0	762	198	(334)	0	(136)	0	**626**	**(98)**	**(322)**	**2,358**
-	-	-	0	-	(4)	-	(4)	-	**(4)**	**(151)**	**2,340**	**2,189**
1	(31)	-	(30)	-	(5)	-	(5)	-	**(35)**	**(5)**	**-**	**137**
-	3,215	-	3,215	-	1,911	-	1,911	-	**5,126**	**7**	-	**36,153**
848	10	-	858	191	273	-	464	-	**1,322**	**(187)**	**(158)**	**4,726**
(75)	(343)	-	(418)	(9)	(222)	-	(231)	-	**(649)**	**(404)**	**(39)**	**(2,675)**
773	(333)	-	440	182	51	-	233	-	**673**	**(591)**	**(197)**	**2,051**
(260)	(2,951)	-	(3,211)	(99)	(71)	-	(170)	-	**(3,381)**	**-**	**-**	**(4,142)**
-	(2)	-	(2)	-	-	-	0	-	**(2)**	**(886)**	**-**	**(1,059)**
185	1,317	(78)	1,424	24	656	(3)	677	(9)	**2,092**	**461**	**(77)**	**9,724**
292	1,556	-	1,848	6	215	-	221	-	**2,069**	**162**	**12**	**3,553**
-	1,679	-	1,679	-	868	-	868	-	**2,547**	**1**	**2**	**9,564**
10	73	-	83	3	40	-	43	-	**126**	**3**	**8**	**138**
-	16	-	16	-	11	-	11	-	**27**	**633**	**16,427**	**17,112**
2,770	1,521	-	4,291	16	95	-	111	-	**4,402**	**103**	**(28)**	**16,317**
2,303	7,189	-	9,492	188	2,308	-	2,496	-	**11,988**	**1,980**	**124**	**26,368**
5,560	13,351	(78)	18,833	237	4,193	(3)	4,427	(9)	**23,251**	**3,343**	**16,468**	**82,776**
(125)	(1,088)	78	(1,135)	(16)	(354)	3	(367)	9	**(1,493)**	**(93)**	**147**	**(5,948)**
(43)	(55)	-	(98)	(2)	(52)	-	(54)	-	**(152)**	**(42)**	**(75)**	**(930)**
(255)	(1,639)	-	(1,894)	2	(393)	-	(391)	-	**(2,285)**	**(114)**	**(109)**	**(6,238)**
(3)	(286)	-	(289)	-	(112)	-	(112)	-	**(401)**	**-**	**(32)**	**(1,654)**
(1,305)	(4)	-	(1,309)	-	-	-	0	-	**(1,309)**	**(56)**	**8**	**(1,971)**
(1,731)	(3,072)	78	(4,725)	(16)	(911)	3	(924)	9	**(5,640)**	**(305)**	**(61)**	**(16,741)**
3,829	10,279	0	14,108	221	3,282	0	3,503	0	**17,611**	**3,038**	**16,407**	**66,035**
29.6	4.5	-	10.5	82.5	5.0	-	9.2	-	**10.1**	**-**	**-**	**6.5**
12.9	4.2	-	7.2	125.5	6.6	-	11.6	-	**8.2**	**-**	**-**	**9.4**[3]
86	2,820	-	2,906	2	1,618	-	1,620	-	**4,526**	**188**	**289**	**30,937**

SEGMENTS 2007

Amounts in NOK million	Orkla Foods Nordic	Orkla Brands Nordic	Orkla Brands International	Orkla Food Ingredients	Eliminations Orkla Brands	Orkla Brands	Sapa Profiles	Sapa Heat Transfer & Building System	Eliminations OAS	Orkla Aluminium Solutions (OAS)
REVENUES/PROFIT										
Norway	4,098	4,262	-	317	-	**8,677**	173	107	-	**280**
Sweden	3,241	1,096	-	992	-	**5,329**	1,471	771	-	**2,242**
Denmark	665	649	-	916	-	**2,230**	299	147	-	**446**
Finland and Iceland	922	777	-	106	-	**1,805**	123	39	-	**162**
Nordic region	8,926	6,784	0	2,331	0	**18,041**	2,066	1,064	0	**3,130**
Rest of Western Europe	199	340	250	235	-	**1,024**	9,963	3,908	-	**13,871**
Central and Eastern Europe	278	374	1,745	385	-	**2,782**	1,562	627	-	**2,189**
Asia	4	11	202	11	-	**228**	149	1,018	-	**1,167**
Rest of the world	48	38	16	11	-	**113**	4,658	306	-	**4,964**
Outside Nordic region	529	763	2,213	642	0	**4,147**	16,332	5,859	0	**22,191**
Sales revenues	9,455	7,547	2,213	2,973	0	**22,188**	18,398	6,923	0	**25,321**
Other operating revenues	20	21	5	10	-	**56**	2	12	-	**14**
Intercompany sales	73	98	44	217	(423)	**9**	905	125	(1,030)	**0**
Operating revenues	9,548	7,666	2,262	3,200	(423)	**22,253**	19,305	7,060	(1,030)	**25,335**
Cost of materials	(4,542)	(3,241)	(1,307)	(1,990)	391	**(10,689)**	(11,867)	(4,388)	1,030	**(15,225)**
Payroll expenses	(1,956)	(1,413)	(433)	(466)	-	**(4,268)**	(2,728)	(953)	-	**(3,681)**
Other operating expenses	(1,831)	(1,607)	(497)	(479)	32	**(4,382)**	(3,688)	(964)	-	**(4,652)**
Depreciations	(326)	(187)	(96)	(87)	-	**(696)**	(432)	(158)	-	**(590)**
Operating profit before amortisation, restructuring and significant impairments	893	1,218	(71)	178	0	**2,218**	590	597	0	**1,187**
Amortisation intangible assets	(8)	(13)	-	(2)	-	**(23)**	-	-	-	**0**
Restructuring and significant impairments	-	(106)	(324)	0	-	**(430)**	(309)	-	-	**(309)**
Operating profit	885	1,099	(395)	176	0	**1,765**	281	597	0	**878**
Profit from associates	1	-	-	-	-	**1**	-	4	-	**4**
Minority interests' share of profit	-	-	-	(16)	-	**(16)**	54	(2)	-	**52**
[1] Of this sales in EU	5,276	3,066	813	2,512	-	**11,667**	12,745	5,383	-	**18,128**
CASH FLOW										
Cash flow from operations before net replacement expenditures	1,142	1,429	63	215	-	**2,849**	934	782	-	**1,716**
Net replacement expenditures	(281)	(180)	(60)	(70)	0	**(591)**	(325)	(71)	-	**(396)**
Cash flow from operations	861	1,249	3	145	0	**2,258**	609	711	-	**1,320**
Expansion investments	(19)	(19)	(51)	(21)	-	**(110)**	(125)	(31)	-	**(156)**
Acquired companies (enterprise value)	(204)	-	(513)	(53)	-	**(770)**	(260)	-	-	**(260)**
SEGMENT ASSETS										
Accounts receivable	974	994	299	396	(45)	**2,618**	3,539	1,354	(251)	**4,642**
Other current receivables	164	93	70	60	-	**387**	639	228	-	**867**
Inventories	1,217	753	261	309	-	**2,540**	2,583	996	-	**3,579**
Pension plan assets	-	-	-	-	-	**-**	-	-	-	**-**
Investments in associates	12	3	-	1	-	**16**	-	24	-	**24**
Intangible assets	2,218	4,397	1,181	489	-	**8,285**	1,499	1,280	-	**2,779**
Property, plant and equipment	1,928	1,346	681	488	-	**4,443**	4,050	1,170	-	**5,220**
Total segment assets	6,513	7,586	2,492	1,743	(45)	**18,289**	12,310	5,052	(251)	**17,111**
SEGMENT LIABILITIES										
Accounts payable	(663)	(432)	(208)	(209)	45	**(1,467)**	(2,782)	(1,139)	251	**(3,670)**
Value added tax, employee taxes etc.	(294)	(171)	(22)	(56)	-	**(543)**	-	-	-	**-**
Other current liabilities	(645)	(617)	(106)	(120)	-	**(1,488)**	(1,118)	(395)	-	**(1,513)**
Pension liabilities	(481)	(187)	(11)	(76)	-	**(755)**	(195)	(264)	-	**(459)**
Deferred tax, excess values	(108)	(343)	(42)	(3)	-	**(496)**	(30)	(5)	-	**(35)**
Total segment liabilities	(2,191)	(1,750)	(389)	(464)	45	**(4,749)**	(4,125)	(1,803)	251	**(5,677)**
Capital employed (book value)[2]	4,322	5,836	2,103	1,279	0	**13,540**	8,185	3,249	0	**11,434**
KEY FIGURES[1]										
Operating margin (%)	9.4	15.9	(3.1)	5.6	-	**10.0**	3.1	8.5	-	**4.7**
Return on capital employed (%)	16.1	19.0	(3.0)	11.8	-	**14.0**	na	na	-	**11.5**
Total man-years	4,571	3,159	6,047	1,224	-	**15,001**	11,404	2,510	-	**13,914**

[1] Key figures are defined on page 75.
[2] Most of the lines under "Segment assets" and "Segment liabilities" can be directly matched with the notes and the balance sheet, respectively. The variance between "Other current receivables" and "Other current liabilities" and Note 16 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.
[3] Excluding Orkla Financial Investments.

Elkem Energy	Elkem Silicon-related	Eliminations Elkem	Elkem	Borregaard Energy	Borregaard Chemicals	Eliminations Borregaard	Borregaard	Eliminations Orkla Materials	Orkla Materials	Orkla Financial Investments	Orkla HQ/ Other Business/ Eliminations	Continuing operations	Discontinued operations	Orkla Group
682	765	-	1,447	7	250	-	257	-	**1,704**	**118**	**585**	**11,364**		
-	175	-	175	-	104	-	104	-	**279**	**9**	**94**	**7,953**		
-	123	-	123	-	12	-	12	-	**135**	**-**	**-**	**2,811**		
0	87	-	87	-	31	-	31	-	**118**	**-**	**-**	**2,085**		
682	1,150	0	1,832	7	397	0	404	0	**2,236**	**127**	**679**	**24,213**		
-	2,192	-	2,192	-	1,874	-	1,874	-	**4,066**	**-**	**-**	**18,961**		
-	379	-	379	-	226	-	226	-	**605**	**-**	**-**	**5,576**		
-	1,160	-	1,160	-	1,159	-	1,159	-	**2,319**	**-**	**9**	**3,723**		
-	1,637	-	1,637	-	894	-	894	-	**2,531**	**-**	**-**	**7,608**		
-	5,368	0	5,368	0	4,153	0	4,153	0	**9,521**	**0**	**9**	**35,868**		
682	6,518	0	7,200	7	4,550	0	4,557	0	**11,757**	**127**	**688**	**60,081**		
75	302	-	377	2	64	-	66		**443**	**789**	**34**	**1,336**		
613	189	(743)	59	168	14	(168)	14	(39)	**34**	**17**	**(60)**	**0**		
1,370	7,009	(743)	7,636	177	4,628	(168)	4,637	(39)	**12,234**	**933**	**662**	**61,417**		
(476)	(3,386)	589	(3,273)	-	(1,644)	168	(1,476)	29	**(4,720)**	**(66)**	**(111)**	**(30,811)**		
(72)	(1,242)	-	(1,314)	(1)	(895)	-	(896)	-	**(2,210)**	**(349)**	**(491)**	**(10,999)**		
(133)	(1,713)	154	(1,692)	(60)	(1,597)	-	(1,657)	10	**(3,339)**	**(269)**	**(275)**	**(12,917)**		
(41)	(265)	-	(306)	(7)	(232)	-	(239)	-	**(545)**	**(12)**	**(22)**	**(1,865)**		
648	403	0	1,051	109	260	0	369	0	**1,420**	**237**	**(237)**	**4,825**		
(188)	-	-	(188)	-	(6)	-	(6)	-	**(194)**	**-**	**(3)**	**(220)**		
-	-	-	-	-	(75)	-	(75)	-	**(75)**	**-**	**-**	**(814)**		
460	403	0	863	109	179	0	288	0	**1,151**	**237**	**(240)**	**3,791**		
-	10	-	10	-	7	-	7	-	**17**	**-**	**826**	**848**		
(53)	(23)	-	(76)	-	(8)	-	(8)	-	**(84)**	**2**	**-**	**(46)**		
0	2,751	0	2,751	-	2,078	-	2,078	-	**4,829**	**9**	**94**	**34,727**		
569	271	-	840	142	324	-	466	-	**1,306**	**(264)**	**(357)**	**5,250**	587	**5,837**
(30)	(305)	0	(335)	(12)	(232)	0	(244)	0	**(579)**	**(398)**	**(13)**	**(1,977)**	(79)	**(2,056)**
539	(34)	0	505	130	92	0	222	0	**727**	**(662)**	**(370)**	**3,273**	508	**3,781**
(542)	(1,797)	-	(2,339)	(18)	(73)	-	(91)	-	**(2,430)**	**-**	**-**	**(2,696)**	(268)	**(2,964)**
(16)	(26)	-	(42)	-	-	-	-	-	**(42)**	**-**	**(6,440)**	**(7,512)**	(1)	**(7,513)**
143	962	-	1,105	13	650	(2)	661	1	**1,767**	**248**	**(78)**	**9,197**	339	**9,536**
217	570	-	787	2	192	-	194	-	**981**	**144**	**111**	**2,490**	220	**2,710**
-	1,178	-	1,178	-	738	-	738	-	**1,916**	**206**	**(10)**	**8,231**	302	**8,533**
10	(10)	-	0	3	44	-	47	-	**47**	**3**	**(10)**	**40**	-	**40**
1	13	-	14	-	25	-	25	-	**39**	**67**	**14,473**	**14,619**	-	**14,619**
2,957	1,597	-	4,554	16	102	-	118	-	**4,672**	**102**	**(30)**	**15,808**	322	**16,130**
2,057	3,960	-	6,017	88	2,368	-	2,456	-	**8,473**	**1,293**	**92**	**19,521**	1,960	**21,481**
5,385	8,270	0	13,655	122	4,119	(2)	4,239	1	**17,895**	**2,063**	**14,548**	**69,906**	3,143	**73,049**
(107)	(607)	-	(714)	(12)	(320)	2	(330)	(1)	**(1,045)**	**(43)**	**150**	**(6,075)**	(236)	**(6,311)**
(35)	(178)	-	(213)	(4)	(48)	-	(52)	-	**(265)**	**(20)**	**(86)**	**(914)**	(43)	**(957)**
(286)	(324)	-	(610)	-	(240)	-	(240)	-	**(850)**	**(289)**	**(128)**	**(4,268)**	(26)	**(4,294)**
(2)	(248)	-	(250)	-	(126)	-	(126)	-	**(376)**	**(1)**	**(7)**	**(1,598)**	(27)	**(1,625)**
(1,391)	(6)	-	(1,397)	-	47	-	47	-	**(1,350)**	**(60)**	**2**	**(1,939)**	(89)	**(2,028)**
(1,821)	(1,363)	0	(3,184)	(16)	(687)	2	(701)	(1)	**(3,886)**	**(413)**	**(69)**	**(14,794)**	(421)	**(15,215)**
3,564	6.907	0	10,471	106	3,432	0	3,538	0	**14,009**	**1,650**	**14,479**	**55,112**	2,722	**57,834**
47.3	5.7	-	13.8	61.6	5.6	-	8.0	-	**11.6**	**-**	**-**	**7.9**	-	**-**
na	na	-	10.2	109.9	7.5	-	10.4	-	**10.2**	**-**	**-**	**11.4**[3]	-	**-**
86	2,623	-	2,709	15	1,730	-	1,745	-	**4,454**	**190**	**508**	**34,067**	787	**34,854**

SEGMENTS 2006

Amounts in NOK million	Orkla Foods Nordic	Orkla Brands Nordic	Orkla Brands International	Orkla Food Ingredients	Eliminations Orkla Brands	**Orkla Brands**	**Orkla Aluminium Solutions**	Elkem Energy	Elkem Silicon-related
REVENUES/PROFIT									
Norway	4,290	4,133	-	292	-	**8,715**	**242**	1,012	408
Sweden	3,122	1,051	-	966	-	**5,139**	**2,016**	-	134
Denmark	599	525	-	828	-	**1,952**	**394**	-	86
Finland and Iceland	894	868	-	77	-	**1,839**	**132**	-	82
Nordic region	8,905	6,577	0	2,163	0	**17,645**	**2,784**	1,012	710
Rest of Western Europe	208	279	241	195	-	**923**	**9,017**	-	1,986
Central and Eastern Europe	214	251	1,906	254	-	**2,625**	**1,665**	-	324
Asia	3	10	-	8	-	**21**	**798**	-	833
Rest of the world	49	34	1	8	-	**92**	**2,036**	58	1,337
Outside Nordic region	474	574	2,148	465	0	**3,661**	**13,516**	58	4,480
Sales revenues	9,379	7,151	2,148	2,628	0	**21,306**	**16,300**	1,070	5,190
Other operating revenues	41	24	3	16	-	**84**	**18**	75	183
Intercompany sales	63	75	56	213	(399)	**8**	**-**	532	248
Operating revenues	9,483	7,250	2,207	2,857	(399)	**21,398**	**16,318**	1,677	5,621
Cost of materials	(4,406)	(3,082)	(1,298)	(1,778)	378	**(10,186)**	**(9,718)**	(764)	(3,166)
Payroll expenses	(1,923)	(1,272)	(363)	(420)	-	**(3,978)**	**(2,780)**	(89)	(1,033)
Other operating expenses	(1,745)	(1,548)	(427)	(411)	21	**(4,110)**	**(2,576)**	(73)	(956)
Depreciations	(335)	(171)	(81)	(82)	-	**(669)**	**(405)**	(40)	(266)
Operating profit before amortisation, restructuring and significant impairments	1,074	1,177	38	166	0	**2,455**	**839**	711	200
Amortisation intangible assets	-	(3)	-	(2)	-	**(5)**	**-**	(188)	-
Restructuring and significant impairments	-	-	-	-	-	**-**	**-**	-	(133)
Operating profit	1,074	1,174	38	164	0	**2,450**	**839**	523	67
Profit from associates	1	2	-	-	-	**3**	**5**	-	-
Minority interests' share of profit	-	-	(1)	(14)	-	**(15)**	**(3)**	(17)	(5)
[1] Of this sales in EU	4,818	2,810	877	2,244	-	**10,749**	**12,958**	-	2,384
CASH FLOW									
Cash flow from operations before net replacement expenditures	1,283	1,244	176	243	-	**2,946**	**893**	726	290
Net replacement expenditures	(106)	(120)	(79)	(73)	-	**(378)**	**(271)**	(24)	(241)
Cash flow from operations	1,177	1,124	97	170	0	**2,568**	**622**	702	49
Expansion investments	(28)	(42)	-	(1)	-	**(71)**	**(157)**	(535)	(222)
Acquired companies (enterprise value)	(32)	(948)	(492)	(51)	-	**(1,523)**	**(10)**	-	(42)
SEGMENT ASSETS									
Accounts receivable	870	1,084	373	340	(48)	**2,619**	**3,141**	42	994
Other current receivables	187	99	75	42	-	**403**	**404**	276	448
Inventories	1,169	832	256	281	-	**2,538**	**2,157**	-	867
Pension plan assets	-	1	-	-	-	**1**	**-**	6	16
Investments in associates	12	3	-	5	-	**20**	**23**	2	4
Intangible assets	2,201	4,536	1,118	485	-	**8,340**	**3,576**	3,196	1,558
Property, plant and equipment	2,007	1,459	709	500	-	**4,675**	**3,021**	1,510	2,176
Total segment assets	6,446	8,014	2,531	1,653	(48)	**18,596**	**12,322**	5,032	6,063
SEGMENT LIABILITIES									
Accounts payable	(632)	(520)	(209)	(177)	48	**(1,490)**	**(2,344)**	(135)	(531)
Value added tax, employee taxes etc.	(276)	(166)	(37)	(48)	-	**(527)**	**(136)**	(14)	(175)
Other current liabilities	(660)	(568)	(97)	(119)	-	**(1,444)**	**(696)**	(58)	(543)
Pension liabilities	(496)	(192)	(10)	(78)	-	**(776)**	**(443)**	(2)	(314)
Deferred tax, excess values	(103)	(366)	(16)	(1)	-	**(486)**	**(37)**	(1,412)	-
Total segment liabilities	(2,167)	(1,812)	(369)	(423)	48	**(4,723)**	**(3,656)**	(1,621)	(1,563)
Capital employed (book value)[2]	4,279	6,202	2,162	1,230	0	**13,873**	**8,666**	3,411	4,500
KEY FIGURES[1]									
Operating margin (%)	11.3	16.2	1.7	5.8	-	**11.5**	**5.1**	42.4	3.6
Return on capital employed (%)	19.1	19.5	2.0	11.7	-	**16.3**	**10.7**	na	na
Total man-years	4,558	3,312	5,551	1,073	-	**14,494**	**8,434**	79	2,150

[1] Key figures are defined on page 75.
[2] Most of the lines under "Segment assets" and "Segment liabilities" can be directly matched with the notes and the balance sheet, respectively. The variance between "Other current receivables" and "Other current liabilities" and Note 16 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.
[3] Excluding Orkla Financial Investments.

	Eliminations Elkem	Elkem	Borregaard Energy	Borregaard Chemicals	Eliminations Borregaard	Borregaard	Eliminations Orkla Materials	Orkla Materials	Orkla Financial Investments	Orkla HQ/ Other Business/ Eliminations	Continuing operations	Discontinued operations	Orkla Group
	-	1,420	241	254	-	495	-	**1,915**	**85**	**557**	**11,514**		
	-	134	-	107	-	107	-	**241**	**10**	**92**	**7,498**		
	-	86	-	19	-	19	-	**105**	**-**	**-**	**2,451**		
	-	82	-	22	-	22	-	**104**	**-**	**-**	**2,075**		
	0	1,722	241	402	0	643	0	**2,365**	**95**	**649**	**23,538**		
	-	1,986	-	1,834	-	1,834	-	**3,820**	**-**	**-**	**13,760**		
	-	324	-	177	-	177	-	**501**	**-**	**-**	**4,791**		
	-	833	-	1,039	-	1,039	-	**1,872**	**-**	**-**	**2,691**		
	-	1,395	-	840	-	840	-	**2,235**	**-**	**-**	**4,363**		
	0	4,538	0	3,890	0	3,890	0	**8,428**	**0**	**0**	**25,605**		
	0	6,260	241	4,292	0	4,533	0	**10,793**	**95**	**649**	**49,143**		
	22	280		63		63		**343**	**647**	**39**	**1,131**		
	(730)	50	187	14	(139)	62	(40)	**72**	**21**	**(101)**	**0**		
	(708)	6,590	428	4,369	(139)	4,658	(40)	**11,208**	**763**	**587**	**50,274**		
	585	(3,345)	-	(1,621)	138	(1,483)	31	**(4,797)**	**(41)**	**(58)**	**(24,800)**		
	-	(1,122)	(1)	(890)	-	(891)	-	**(2,013)**	**(284)**	**(453)**	**(9,508)**		
	123	(906)	(191)	(1,483)	1	(1,673)	9	**(2,570)**	**(247)**	**(236)**	**(9,739)**		
	-	(306)	(7)	(238)	-	(245)	-	**(551)**	**(6)**	**(17)**	**(1,648)**		
	0	911	229	137	0	366	0	**1,277**	**185**	**(177)**	**4,579**		
	-	(188)	-	(5)	-	(5)	-	**(193)**	**-**	**(8)**	**(206)**		
	-	(133)	-	(255)	-	(255)	-	**(388)**	**-**	**-**	**(388)**		
	0	590	229	(123)	0	106	0	**696**	**185**	**(185)**	**3,985**		
	-	-	-	2	-	2	-	**2**	**-**	**279**	**289**		
	-	(22)	-	(9)	-	(9)	-	**(31)**	**(3)**	**-**	**(52)**		
	-	2,384	-	1,974	-	1,974	-	4,358	10	92	**28,167**		
	-	1,016	332	420	-	752	-	**1,768**	**688**	**(238)**	**6,057**	533	**6,590**
	-	(265)	(9)	(301)	-	(310)	-	**(575)**	**(316)**	**(31)**	**(1,571)**	(92)	**(1,663)**
	-	751	323	119	0	442	0	**1,193**	**372**	**(269)**	**4,486**	441	**4,927**
	-	(757)	-	(23)	-	(23)	-	**(780)**	**-**	**-**	**(1,008)**	(283)	**(1,291)**
	-	(42)	(10)	(86)	-	(96)	-	**(138)**	**-**	**(3,423)**	**(5,094)**	-	**(5,094)**
	-	1,036	49	711	(7)	753	(23)	**1,766**	**226**	**(26)**	**7,726**	382	**8,108**
	-	724	4	171	-	175	-	**899**	**9**	**173**	**1,888**	258	**2,146**
	-	867	-	674	-	674	-	**1,541**	**61**	**5**	**6,302**	208	**6,510**
	-	22	7	44	-	51	-	**73**	**3**	**26**	**103**	-	**103**
	-	6	-	18	-	18	-	**24**	**48**	**5,248**	**5,363**	-	**5,363**
	-	4,754	16	114	-	130	-	**4,884**	**90**	**138**	**17,028**	342	**17,370**
	-	3,686	66	2,329	-	2,395	-	**6,081**	**848**	**172**	**14,797**	1,771	**16,568**
	0	11,095	142	4,061	(7)	4,196	(23)	**15,268**	**1,285**	**5,736**	**53,207**	2,961	**56,168**
	-	(666)	(9)	(412)	7	(414)	23	**(1,057)**	**(81)**	**74**	**(4,898)**	(161)	**(5,059)**
	-	(189)	(1)	(42)	-	(43)	-	**(232)**	**(23)**	**(62)**	**(980)**	(42)	**(1,022)**
	-	(601)	(23)	(235)	-	(258)	-	**(859)**	**(315)**	**(328)**	**(3,642)**	(57)	**(3,699)**
	-	(316)	-	(140)	-	(140)	-	**(456)**	**-**	**(30)**	**(1,705)**	(26)	**(1,731)**
	-	(1,412)	-	41	-	41	-	**(1,371)**	**(49)**	**-**	**(1,943)**	(95)	**(2,038)**
	0	(3,184)	(33)	(788)	7	(814)	23	**(3,975)**	**(468)**	**(346)**	**(13,168)**	(381)	**(13,549)**
	0	7,911	109	3,273	0	3,382	0	**11,293**	**817**	**5,390**	**40,039**	2,580	**42,619**
	-	13.8	53.5	3.1	-	7.9	-	**11.4**	**-**	**-**	**9.1**	-	**-**
	-	10.4	158.4	3.8	-	9.8	-	**10.2**	**-**	**-**	**12.4**[3]	-	**-**
	-	2,229	14	1,743	-	1,757	-	**3,986**	**209**	**456**	**27,579**	730	**28,309**

5 GEOGRAPHICAL BREAKDOWN OF CAPITAL EMPLOYED, INVESTMENTS AND NUMBER OF MAN-YEARS

Capital employed, investments and number of man-years are broken down by geographical markets based on the location of the companies. Capital employed is a measure of the enterprise's net capitalised "working capital" and is defined in the segment note as the net of segment assets and liabilities. Investments are the total of replacement expenditures and expansion investments. The number of man-years is the number of employees adjusted for fractional posts in the current reporting period. See Note 4 for segment information.

	Capital employed			Investments			Number of man-years		
Amounts in NOK million	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Norway	**37,339**	33,227	21,008	**4,714**	3,644	2,169	**6,372**	7,203	7,098
Sweden	**6,005**	6,281	7,476	**348**	273	294	**4,597**	4,885	4,798
Denmark	**3,855**	2,992	2,943	**117**	103	108	**1,357**	1,449	1,336
Finland and Iceland	**3,333**	2,693	2,358	**209**	302	116	**965**	947	987
Nordic region	**50,532**	45,193	33,785	**5,388**	4,322	2,687	**13,291**	14,484	14,219
Rest of Western Europe	**6,097**	5,192	3,908	**505**	380	214	**5,555**	6,245	4,357
Central and Eastern Europe	**3,529**	3,004	3,010	**688**	261	192	**6,471**	7,873	7,491
Asia	**1,722**	1,194	552	**287**	151	107	**2,255**	2,351	876
America	**3,904**	3,001	1,183	**339**	192	51	**3,279**	3,808	1,323
Rest of the world	**251**	250	181	**85**	6	1	**86**	93	43
Outside Nordic region	**15,503**	12,641	8,834	**1,904**	990	565	**17,646**	20,370	14,090
Total	**66,035**	57,834	42,619	**7,292**	5,312	3,252	**30,937**	34,854	28,309
Link between segments and «Investments»:									
Replacement expenditures from segments (see Note 4)				**2,675**	2,056	1,663			
Sale of property, plant and equipment				**335**	322	252			
Expansion investments				**4,142**	2,964	1,291			
Changes in accounts payable investments				**140**	(30)	46			
Total				**7,292**	5,312	3,252			

6 PAYROLL EXPENSES

Payroll expenses are the total disbursements relating to remuneration of personnel employed by the Group and of Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the accounting effects of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. Any benefits in kind such as a company car, telephone or the like are reported for tax purposes as wages, but are presented as operating expenses according to the nature of the expense.

Amounts in NOK million	**2008**	2007	2006
Wages	**(9,124)**	(8,625)	(7,432)
Employer's national insurance contribution	**(1,812)**	(1,679)	(1,465)
Pension costs[1]	**(523)**	(520)	(411)
Other payments etc.	**(163)**	(175)	(200)
Payroll expenses	**(11,622)**	(10,999)	(9,508)
Average number of man-years (continuing operations)	**32,026**	32,093	26,653

[1] For detailed information about pension costs, see Note 7.

BONUS SYSTEMS

Orkla has a system of annual bonuses that rewards improvement (operational excellence).

Under this system, a «good performance», which is specifically defined for the various elements, can result in an annual bonus of 30 % of an employee's fixed pay, while the maximum bonus is 100 % of the employee's annual pay. This bonus system applies to approximately 250 senior executives.

Remuneration of the executive management

			2008			2007			2006
Amounts in NOK	**Salary**	**Benefits in kind**	**Pension costs**	Salary	Benefits in kind	Pension costs	Salary	Benefits in kind	Pension costs
Remuneration to CEO	**4,981,196**	**236,767**	**1,013,778**	4,205,313	197,354	877,516	4,013,634	209,806	791,934
Remuneration to other members of the Group Executive Board	**26,394,445**	**973,222**	**2,680,809**	34,947,423	926,632	2,662,855	17,776,902	922,828	4,282,358
Number of options to CEO 31 December	**1,560,000**			1,750,000			1,500,000		
Number of options to other members of the Group Executive Board 31 December	**1,882,000**			1,651,165			1,783,330		

For other matters relating to the remuneration of the executive management and members of the Board of Directors, reference is made to Note 5 to the Financial Statements for Orkla ASA.

Option programmes

The Board proposes to the General Meeting that the option programme for executive management and key personnel is maintained with a maximum of 7 million shares. A ceiling for the potential annual gain is set at 1.5 annual salaries for the Group Executive Board and one annual salary for other participants. Options may be awarded on the basis of the following criteria:

- Development of human resource
- Achievement of financial targets
- Improvements within the executive's sphere of responsibility
- Collaboration
- Application in practice of Orkla's basic values
- Potential for further development
- Market considerations – securing key competence
- Other factors

Options are normally issued at 110 % of the market price of the Orkla share. Options have a life of six years, and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the price of the share on the day the option is exercised, but this is seldom done.

	2008		2007	
	No.	**WAEP[1]**	**No.**	**WAEP[1]**
Outstanding at the beginning of the year	**8,307,170**		8,391,860	41.7
Granted during the year	**2,950,000**	**81.36**	1,764,500	93.9
Exercised during the year	**(720,170)**	**28.70**	(1,444,185)[2]	27.4
Forfeited during the year	**(260,000)**	**70.93**	(405,005)	50.9
Outstanding at year-end	**10,277,000**	**64.25**	8,307,170	54.8
Exercisable options at year-end	**2,812,500**	**32.15**	2,185,170	30.6

[1] Weighted average exercise price. Amounts in NOK.
[2] Average share price when exercised was NOK 54 (NOK 90 in 2007).

The weighted average contractual life of outstanding options as of 31 December 2008 is 3.3 years.

Weighted average exercise price for outstanding options at year end:

	2008		2007	
Expiry date	**WAEP[1]**	**No.**	**WAEP[1]**	**No.**
5 July 2008			27.0	200,000
15 December 2008			27.2	295,170
15 December 2009	**31.0**	**1,010,000**	30.8	1,065,000
5 March 2010	**37.2**	**375,000**	37.2	375,000
30 May 2010	**26.6**	**250,000**	26.6	250,000
15 December 2010	**40.2**	**1,132,500**	40.2	1,317,500
28 February 2011	**47.2**	**400,000**	47.2	400,000
15 December 2011	**55.7**	**2,090,000**	56.6	2,200,000
20 February 2012	**63.2**	**500,000**	63.2	500,000
15 December 2012	**93.9**	**1,654,500**	93.9	1,704,500
8 May 2014	**81.40**	**2,830,000**		
14 August 2014	**78.10**	**35,000**		
Total		**10,277,000**		8,307,170

[1] Weighted average exercise price. Amounts in NOK.

Orkla has used the Black-Scholes model when estimating the value of the options. The following assumptions have been used for new option awards:

	2008	2007
Expected dividend yield (%)	**10**	10
Expected volatility (%)	**25**	25
Historical volatility (%)	**25**	25
Risk-free return (%)	**4.6**	4.6
Expected life of option (years)	**5**	5
Weighted average share price (NOK)	**74**	85

Effects of the option programme on the financial statements:

Description (NOK million)	2008	2007
Option costs in the vesting period	**(21)**	(25)
Change in provision for national insurance contribution	**39**	(28)
Net option income (costs 2007)	**18**	(53)
Liabilities[1]	**13**	52

[1] Relates only to employer's national insurance contributions.

Cash bonus

	2008		2007	
	No.	**WAEP[1]**	**No.**	**WAEP[1]**
Outstanding at the beginning of the year	**701,500**	**17.6**	1,049,500	18.1
Granted during the year	**0**		0	
Exercised during the year[3]	**(242,500)**	**20.4**	(333,000)[2]	19.1
Forfeited during the year			(15,000)	20.5
Outstanding at year-end	**459,000**	**16.8**	701,500	17.6
Exercisable options at year-end	**459,000**	**16.8**	701,500	17.6

[1] Weighted average exercise price. Amounts in NOK.
[2] Including 90,000 options that have not been accounted for according to IFRS 2 since they were granted before 7 November 2002.
[3] Average share price when exercised was NOK 43 (NOK 105 in 2007).

Weighted average exercise price for outstanding cash bonuses at year end:

	2008		2007	
Expiry date	**WAEP[1]**	**No.**	**WAEP[1]**	**No.**
15 December 2008			20.8	242,500
1 March 2009	**15.0**	**325,000**	15.0	325,000
15 December 2009	**20.5**	**134,000**	20.5	134,000
Total		**459,000**		701,500

[1] Weighted average exercise price. Amounts in NOK.

Effects of the cash bonus programme on the financial statements:

Description (NOK million)	2008	2007
Income (costs 2007)	**45**	(18)
Liabilities	**21**	70

Hedging

The costs of the option and cash bonus programmes are partly hedged by means of hedge contracts with a financial institution. As of 31 December 2008 there were open hedge contracts equivalent to the change in value of 1,400,000 underlying Orkla shares (2007: 1,400,000) with an average exercise price of NOK 43 per share (2007: NOK 43). NOK 84 million was expensed for hedges in 2008 (NOK 48 million taken to income in 2007). The capitalised value as of 31 December 2008 was NOK 3 million (NOK 87 million in 2007).

7 PENSIONS

The Group's pension costs show the future pension entitlement earned by employees in the financial year. In a defined contribution plan the company is responsible for paying an agreed contribution to the employee's pension assets. The employee bears the risk related to the investment return on the pension assets. In a defined benefit plan, the company is responsible for paying an agreed pension to the employee based on his or her final pay. The largest pension plans at Orkla are defined contribution plans.

Contribution plans

Contribution plans comprise arrangements whereby the company makes annual contributions to the employees' pension plans, and where the return on the pension plan assets will determine the amount of the pension. Contribution plans also comprise pension plans that are common to several companies and where the pension premium is determined independently of the demographic profile in the individual companies (multi-employer plans). Employees in the Orkla Group are mainly covered by pension plans that are classified as contribution plans. All of Orkla's companies in Norway have switched to defined contribution plans.

Defined benefit plans

The Group also has pension plans that are classified as funded benefit plans and benefit plans that are financed through the companies' operations. A large part of the Group's benefit plans are in Sweden and Norway. These countries account for 53 % and 26 %, respectively, of the Group's net pension liabilities.

Sweden

The plans in Sweden are «net plans» that do not tie the Group's liabilities to changes in Swedish social security. The plans cover salaried employees (manual employees have a defined contribution pension plan) and are largely determined by collective agreements. It has been agreed that the plan is gradually to be converted to a defined contribution pension plan since all employees born in 1979 or later must be covered by a defined contribution plan.

The pension plans in Sweden are not funded, but provisions have been made in the companies' balance sheets. To secure accrued pension rights, companies must take out a credit insurance in the Pensionsgaranti (FPG) insurance company. Pensionsregistreringsinstitutet (PRI) records and calculates companies' pension liabilities.

Norway

Employees in Norway are mainly covered by contribution-based pension plans. Net pension liabilities in Norway largely consist of special pension schemes financed through company operations, contractual early retirement (AFP) schemes, and book liabilities related to contribution-based plans for employees who earn more than twelve times the national insurance basic amount (12G).

Most employees in Norway are covered by contractual early retirement (AFP) schemes. It is assumed that 50 % of the employees will make use of these schemes (90 % for Elkem plants). The pension liabilities related to AFP are calculated on the basis of the same assumptions as the other pension plans.

The pension plan for employees in Norway who earn more than 12G is a contribution-based plan. A contribution is calculated for each employee and the sum total of the calculated amounts is presented as a pension liability in the company's balance sheet. The pension plan is therefore presented as a defined benefit plan. This liability will be adjusted annually with a return that corresponds to the investment profile chosen by the individual employee. These liabilities amounted to NOK 195 million as of 31 December 2008 (NOK 132 million as of 31 December 2007).

Because Orkla has switched from a defined benefit plan to a defined contribution plan in Norway, the former defined benefit plan has been closed and is now being phased out. Most of the employees included in the defined benefit plan are pensioners. Orkla has no obligations related to future adjustment of pensions. There may be cases in which profit exceeds the amount required for G-adjustment of pensions in a year, as a result of which the excess amount may be credited to the enterprise, but in practice this occurs only in very exceptional cases. Orkla has no obligation to compensate for any deficit in life insurance companies.

Assumptions relating to defined benefit plans

The anticipated return on pension plan assets is determined on the basis of the composition of the pension plan assets. Risk relating to these assets is taken into account.

The discount rate is fixed at the rate on high quality corporate bonds with the same lifetime as the pension liabilities (AA-rated corporate bonds). In countries where there is no deep market in such bonds (such as Norway), the market yields on government bonds are used, adjusted for the actual lifetime of the pension liabilities.

The mortality estimate is based on mortality tables for the various countries (K2005 in Norway).

	Norway		Sweden	
	2008	**2007**	**2008**	**2007**
Discount rate	**3.80 %**	4.9 %	**3.50 %**	4.75 %
Future salary adjustment	**3.75 %**	4.25 %	**3 %**	3 %
G-multiplier[1]	**3.75 %**	4.25 %	**3 %**	3 %
Adjustment of benefits	**1.5 %**	1.5 %	**2 %**	2 %
Expected return on pension plan assets	**5.5 %**	6.0 %	**-**	-
Actual return on pension plan assets	**1.9 %**	7.3 %	**-**	-
Turnover	**0-5 %**	0-5 %	**4-6 %**	4-6 %
Expected average remaining servicetime	**15**	15	**18**	18

[1] 1G is currently NOK 70,256.

Breakdown of net pension costs

Amounts in NOK million	2008	2007	2006
Contribution plans	**(398)**	(378)	(284)
Current service cost (incl. national insurance contributions)	**(116)**	(105)	(133)
Interest on pension obligations	**(248)**	(244)	(239)
Expected return on pension plan assets	**221**	227	256
Actuarial gains and losses/past service cost	**(14)**	(31)	(25)
Curtailments and settlements	**32**	11	14
Net pension costs	**(523)**	(520)	(411)

Breakdown of net pension liabilities as of 31 December

Amounts in NOK million	2008	2007
Present value of funded pension obligations	**(3,688)**	(3,643)
Pension plan assets (fair value)	**3,880**	3,966
Net funded pension assets	**192**	323
Present value of unfunded pension obligations	**(2,250)**	(2,095)
Unrecognised actuarial gains and losses	**542**	190
Unrecognised past service cost	**-**	(3)
Capitalised net pension liabilities	**(1,516)**	(1,585)
Capitalised pension liabilities	**(1,654)**	(1,625)
Capitalised plan assets	**138**	40

Changes in the present value of pension obligations during the year

Amounts in NOK million	2008	2007
Pensions obligations 1 January	**(5,738)**	(6,212)
Current service cost (incl. national insurance contributions)	**(116)**	(105)
Interest on pension obligations	**(248)**	(244)
Pension costs discontinued operations	**-**	(10)
Unrecognised actuarial gains and losses	**148**	73
Unrecognised past service cost	**12**	7
Liabilities assumed in business combinations	**-**	(71)
Curtailments and settlements	**50**	11
Benefits paid during the year	**390**	360
Currency translations	**(602)**	339
Changes related to discontinued operations	**166**	-
Reclassified as associates	**-**	114
Pension obligations 31 December	**(5,938)**	(5,738)

Changes in pension plan assets during the year

Amounts in NOK million	2008	2007
Pension plan assets (fair value) 1 January	**3,966**	4,304
Expected return on pension plan assets	**221**	227
Expected return on pension plan assets discontinued operations	**-**	6
Unrecognised actuarial gains and losses	**(536)**	(12)
Assets acquired in business combinations	**-**	9
Contributions and benefits paid during the year	**(49)**	(200)
Assets transferred to contribution plans	**(66)**	(31)
Currency translations	**460**	(227)
Changes related to discontinued operations	**(116)**	-
Reclassified as associates	**-**	(110)
Pension plan assets (fair value) 31 December	**3,880**	3,966

Expected contributions of pension plan assets in 2009 amount to NOK 113 million.

Breakdown of pension plan assets (fair value) as of 31 December

	2008	2007
Cash and cash equivalents and money market investments	**15 %**	4 %
Bonds	**48 %**	48 %
Loans	**3 %**	3 %
Shares	**26 %**	35 %
Property	**8 %**	10 %
Total pension plan assets	**100 %**	100 %

Summary of net pension liabilities and adjustments in past five years

Amounts in NOK million	2008	2007	2006	2005	2004
Pension obligations	**(5,938)**	(5,738)	(6,212)	(6,705)	(3,048)
Pension plan assets	**3,880**	3,966	4,304	4,372	2,215
Net pension liabilities	**(2,058)**	(1,772)	(1,908)	(2,333)	(833)
Changes in unrecognised actuarial gains and losses pension obligations	**160**	80	34	(410)	(31)
Changes in unrecognised actuarial gains and losses pension plan assets	**(536)**	(12)	58	69	13

8 OTHER OPERATING EXPENSES

Other operating expenses have been broken down into the following main items. The items represent the overall costs for the entire Group, apart from the costs of goods sold and payroll expenses.

Amounts in NOK million	2008	2007	2006
External freight costs	**(2,302)**	(2,363)	(1,401)
Energy costs (production and heating)	**(1,944)**	(1,705)	(1,441)
Advertising	**(1,201)**	(1,238)	(1,195)
Repair and maintenance costs	**(1,437)**	(1,565)	(1,291)
Rental/leasing	**(384)**	(399)	(406)
Operating expenses vehicles	**(637)**	(491)	(522)
Consultants, legal advisors, temporary staff, etc.	**(1,147)**	na	na
Other operating expenses	**(6,458)**	(5,156)	(3,483)
Total other operating expenses	**(15,510)**	(12,917)	(9,739)

9 RESTRUCTURING AND SIGNIFICANT IMPAIRMENT CHARGES

In a Group as large as Orkla, projects of varying scope will be carried out continuously with a view to rationalising day-to-day operations. This type of continuous improvement may also include structural changes, but as a rule will not qualify for recognition as «Restructuring and significant impairment charges», regardless of the financial scope of the project. Thus projects that qualify for such recognition are primarily projects that either culminate in the closure or winding-up of a business, production, etc. or that totally change the extent of or the way in which the business is run. Other items will be considered separately.

Amounts in NOK million		2008
Orkla Brands International: Write-down goodwill in SladCo Russia (see Note 12)		**(547)**
Borregaard: Closure of business in Switzerland		**(527)**
Borregaard: Closure of LignoTech Finland		**(34)**
Restructuring of Sapa Profiles		**(188)**
Residual settlement of former provisions in Orkla Brands		**14**
Total		**(1,282)**
Of this:	Impairment property, plant and equipment	**(280)**
	Impairment intangible assets (goodwill)	**(547)**

Amounts in NOK million		2007
Orkla Brands Nordic: Winding-up snack business in Russia (RSC) and food business in Sweden (Topp)		(106)
Orkla Foods International: Impairment of goodwill in Romania and restructuring in Poland		(324)
Sapa Profiles: Provision for restructuring in UK and Spain		(309)
Borregaard: Further provision related to restructuring Denofa and Borregaard Synthesis from 2004		(75)
Total		(814)
Of this:	Impairment property, plant and equipment	(23)
	Impairment intangible assets	(290)

Amounts in NOK million		2006
Impairment Borregaard Switzerland		(255)
Restructuring in Elkem's Silicon business		(133)
Total		(388)
Of this:	Impairment property, plant and equipment	(370)
	Impairment intangible assets	-

For further information about the provisions, see Note 22.

10 FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs mainly consist of interest income and interest expense relating to the Group's total financing. The net unhedged exchange rate effects of the Group's receivables and liabilities in foreign currencies will also be reported as net foreign currency gains/losses. Gains or losses on foreign currency transactions may result from the fact that hedges are not 100 % effective. Any gains or losses on securities not reported under the Share Portfolio will be included in "Finance income and finance costs". Borrowing costs for internally generated tangible assets are capitalised together with the asset.

Amounts in NOK million	2008	2007	2006
Interest income	**215**	256	196
Net foreign exchange gain	**-**	30	-
Finance income, fair value change	**67**	422	-
Other finance income	**36**	853	399
Total finance income (A)	**318**	1,561	595
Interest costs	**(1,432)**	(1,045)	(804)
Capitalised interest costs	**240**	70	21
Net foreign exchange loss	**(49)**	-	(41)
Other finance costs	**(69)**	(162)	(65)
Total finance costs (B)	**(1,310)**	(1,137)	(889)
Reconciliation against cash flow:			
Change in accrued interest etc.	**(44)**	132	(85)
Gains presented as sold companies	**-**	(483)	-
Fair value change	**(67)**	(422)	-
Interest discontinued operations	**-**	16	10
Foreign exchange gain/loss Share Portfolio	**(1,201)**	653	(191)
REC share issue	**-**	-	(282)
Total (C)	**(1,312)**	(104)	(548)
Paid financial items in cash flow (A+B+C)	**(2,304)**	320	(842)

"Finance income, fair value change" consists of the change in the fair value of the put options issued in REC shares (cancelled in 2008), NOK 67 million (2007: NOK 422 million), see Note 23 «Financial risk» for further details. The biggest items in «Other finance income» in 2007 are the gain on the sale of shares in Mecom Group PLC (NOK 311 million), the gain from the financial interest in Good Energies' sale of shares in REC (NOK 270 million), and the gain on the sale of shares in the real estate project at Fornebu (NOK 261 million).

11 EARNINGS PER SHARE

Earnings per share is one of several indicators that can be used in financial analyses to assess a company's performance. This key figure shows how much the profit or loss for the period amounts to per share and is calculated by dividing the profit or loss for the period by the average shares outstanding.

As a result of the Orkla Group's option programme (see Note 6), outstanding shares may be diluted when options are exercised. In order to take into account this future increase in the number of shares outstanding, diluted earnings per share are calculated in addition to basic earnings per share. In this calculation, the average shares outstanding are adjusted to take into account the estimated diluting effect of the option programme.

Amounts in NOK million	2008	2007	2006
Profit for the year after minority interests for continuing operations	**(2,773)**	8,188	6,763
Gains/profit discontinued operations	**(55)**	211	4,473
Profit for the year after minorities	**(2,828)**	8,399	11,236
Weighted average of shares outstanding	**1,016,314,644**	1,027,806,659	1,031,653,505
Estimated dilution effect option programme	**1,515,057**	3,485,305	2,726,750
Weighted average of shares outstanding diluted	**1,017,829,701**	1,031,291,964	1,034,380,255

To calculate profit or loss per share for discontinued operations, the gain on discontinued operations and weighted average shares outstanding from the above tables are used.

Amounts in NOK	2008	2007	2006
Earnings per share	**(2.8)**	8.2	10.9
Earnings per share diluted	**(2.8)**	8.1	10.9
Earnings per share diluted for discontinued operations	**0**	0.2	4.3
Earnings per share diluted adjusted for discontinued operations	**(2.8)**	7.9	6.6

12 INTANGIBLE ASSETS AND IMPAIRMENT TESTING

Intangible assets and goodwill are non-physical assets that have largely been capitalised in connection with the acquisition of a company. Intangible assets classified as non-amortisable have an indefinite useful life and it is impossible on the balance sheet date to foresee when the asset will cease to have value. Moreover goodwill is not regularly amortised. Other intangible assets are amortised over their useful life. Amortisation is reported on a separate line in the income statement. Expenses relating to product development are essentially expensed as and when they are incurred. Pursuant to the transitional rules in IFRS 1, goodwill from before 2004 may be reported at capitalised value as of 31 December 2003. The content of goodwill before and after this date may therefore differ. IT consists of customised software and will differ from other intangible assets in terms of the need for reinvestment. Amortisation of these assets is therefore included in «Depreciations property, plant and equipment» in the income statement.

Amortisable intangible assets are amortised on a straight line basis at the following rates: trademarks 10-20 %, power rights 5 % and IT 16-33 %.

Amounts in NOK million	Trademarks not amortisable	Trademarks amortisable	Power rights and other intangible assets	Development	IT	Goodwill	Total
Book value 1 January 2008	1,937	42	3,490	124	255	10,282	**16,130**
Additions	2	1	-	-	40	3	**46**
Reclassification	39	(12)	(29)	(14)	14	2	**0**
Companies acquired[1]	-	-	1	-	-	100	**101**
Disposals[2]	-	-	(329)	-	(2)	(49)	**(380)**
Amortisation	-	(4)	(208)	(1)	(65)	-	**(278)**
Impairment	-	-	-	-	-	(563)	**(563)**
Currency translations	308	(5)	23	4	(68)	999	**1,261**
Book value 31 December 2008	2,286	22	2,948	113	174	10,774	**16,317**
Initial cost 1 January 2008	1,937	59	4,123	126	586	12,295	**19,126**
Accumulated amortisation and impairment	-	(17)	(633)	(2)	(331)	(2,013)	**(2,996)**
Book value 1 January 2008	1,937	42	3,490	124	255	10,282	**16,130**
Initial cost 31 December 2008	2,286	43	3,789	116	570	13,350	**20,154**
Accumulated amortisation and impairment	-	(21)	(841)	(3)	(396)	(2,576)	**(3,837)**
Book value 31 December 2008	2,286	22	2,948	113	174	10,774	**16,317**
Book value 1 January 2007	1,847	12	3,778	94	127	11,512	**17,370**
Additions	72	-	44	50	29	10	**205**
Reclassification	(18)	33	(66)	(19)	12	58	**0**
Companies acquired	110	-	49	-	163	(327)	**(5)**
Disposals	-	-	(76)	-	(1)	(167)	**(244)**
Amortisation	-	(2)	(227)	(1)	(70)	-	**(300)**
Impairment	-	-	-	-	-	(290)	**(290)**
Currency translations	(74)	(1)	(12)	-	(5)	(514)	**(606)**
Book value 31 December 2007	1,937	42	3,490	124	255	10,282	**16,130**

[1] See Note 1 for information about business combinations.
[2] Disposals primarily reflects reporting of Elkem Aluminium as discontinued operations.

In addition to the items presented in the table above, the Group owns several trademarks that have not been capitalised. These are proprietary trademarks which, under accounting rules, may not be capitalised. These trademarks come under Orkla Brands and include market leading brands such as OMO and Blenda (detergents), Grandiosa and Big One (pizza), Nora (jams, juice), Idun (ketchup, sauces), Sætre (biscuits) and Nidar (confectionery). In addition, some trademarks have been capitalised indirectly as goodwill (see also the table on page 122 of the Annual Report). When the transition was made to IFRS, goodwill that had already been capitalised could be maintained and indirectly represents trademarks. The main trademarks in this category are Abba (herring), Göteborgs Kex (biscuits) and Procordia (various food products, Felix).

In addition Group companies expensed NOK 466 million in 2008 in research and development costs (2007: NOK 468 million). Capitalised development essentially refers to Elkem Solar.

IMPAIRMENT TESTING, GOODWILL AND INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE

Goodwill and intangible assets with an indefinite useful life are not amortised on a regular basis. These assets are therefore tested annually for impairment. If there are special indications of a reduction in value, impairment testing is carried out more frequently. Cash flows relating to the assets are identified and discounted. Future cash flow is based on specified assumptions (see the table on the next page) and the plans adopted by the entity. If the discounted value of future cash flows is lower than the capitalised value of the unit's capital employed, the assets are written down to the recoverable amount. The recoverable amount is the greater of the value in use and the net sales value. If the discounted value is higher than the capital employed, this means that the value of the intangible asset or goodwill is intact. If the discounted value exceeds the capital employed by less than 20 %, a further sensitivity analysis is carried out to check the value. When relevant, assumptions and estimates are reviewed and the robustness of the investment is measured in relation thereto.

The greatest risk of material changes in value is related to the Group's major goodwill items. The Group has goodwill and trademarks related to a number of acquisitions, the largest goodwill items and trademarks being related to the following cash flow-generating units (CGUs) (capitalised value):

	Goodwill		Trademarks	
Amounts in NOK million	**2008**	**2007**	**2008**	**2007**
Chips	**2,187**	1,945	**1,244**	1,088
Axellus	**967**	820	**349**	277
Procordia Food	**835**	781		
Panda	**112**	90	**431**	348
Sapa Profiles	**1,496**	1,310		
Sapa Heat Transfer & Building System	**1,355**	1,256		
Elkem silicon-related/Solar	**1,393**	1,458		
Other	**2,429**	2,622	**262**	224
Total	**10,774**	10,282	**2,286**	1,937

Several of the cash-generating units in the Group correspond to the segments presented in Note 4. This applies in particular within Orkla Aluminium Solutions and Orkla Materials, where the segments are largely identical to the units tested for value impairment. Both Elkem and Sapa were acquired in 2005.

The situation is different in Orkla Brands. A great deal of the activities is in companies that have been part of the Group for a very long time. No capitalised intangible assets are associated with these companies, as in the case of Stabburet and Lilleborg. The largest cash-generating units that have goodwill or trademarks thus derive from acquisitions such as Procordia and Abba from 1995 and more recent acquisitions made in 2005 (the Chips Group and Panda). These are business units in Orkla Foods Nordic and Orkla Brands Nordic, respectively, and are tested for value impairment. On the other hand, acquisitions made in the Axellus Group in 2005 and 2006 (Collett Pharma and Dansk Droge) will over time be difficult to identify as independent units because the new units are being extensively integrated into existing operations. Thus the units in Axellus will be tested for impairment on an aggregate basis, as part of a larger system.

BUDGET ASSUMPTIONS

Calculations of future cash flow are based on a number of assumptions regarding both economic trends and the estimated useful life of important trademarks. Due to the current financial crisis, estimate uncertainty is greater than what must be considered normal at the end of a year. The financial statements as of 31 December 2008 have been prepared in a very turbulent, highly unpredictable market. Both the real economic and interest rate assumptions on which the impairment tests are based are therefore subject to regular reassessment. Furthermore, the Group consists of business operations in a variety of markets that were impacted to differing degrees by the market uncertainty at year-end.

The Group has chosen not to change its Weighted Average Cost of Capital (WACC). Calculations show that the WACC ends up at the same level as before when adjusted for a slightly higher debt ratio and expected future interest rate level. On the other hand, further sensitivity analyses have been carried out in the case of cash flow-generating units in business areas that are particularly exposed to the effects of the financial crisis. Markets for Sapa Profiles are obviously more exposed to the impact of the crisis than, for instance, most of the segments in Orkla Brands.

Future cash flows are estimated on the basis of the budget for next year and the following two forecast years. As from year four a terminal value is calculated. The budgets which have been approved by the executive management were prepared in late 2008.

Based on these criteria, the Group has written down goodwill in SladCo by NOK 547 million and goodwill in Pressweld in Sapa Profiles by NOK 16 million. WACC used in the impairment test for SladCo in 2008 is 18.2 % and the test is calculated in RUB while a corresponding test in 2007 was calculated in NOK based on a WACC of 10.2 %. The value of the goodwill related to Sapa Profiles as a whole has been established by value estimations in connection with the swap transaction between Elkem Aluminium ANS and Alcoa's minority interest in Sapa Profiles. The recoverable amount for Sapa Profiles is just over the capitalised value, indicating that changes in key assumptions may result in a write-down. As a result of this valuation, the Group is not adjusting the value of goodwill in Sapa Profiles, apart from the restructuring measures that have been initiated. All other goodwill in the Group is maintained.

Cash flow estimates are sensitive to changes in raw material prices and the coherent ability to maintain margin assumptions. The sensitivity of the estimates, even when there is a reasonable possibility of a change in assumptions, does not give grounds for material impairment charges.

Calculations are based on the following assumptions:

Discount rate	The discount rate applied is the Group's cost of capital, which is adjusted for country and currency risk and is starting out with 9.7 % before tax. The market's risk premium has increased significantly compared with previous years. The WACC is calculated on the basis of a market-weighted cross-section of required rates of return for the Group's own and borrowed capital based on the capital value model. The country supplement is generally adjusted by assessing the cost of borrowed capital in different countries, while the business area risk is generally adjusted by using various Beta.
Raw material prices	Raw material prices are estimated on the basis of the market situation (forward or spot prices) at the time of calculation.
Gross profit	Profit margins are based on past performance, adjusted for future expectations.
Market shares	Maintaining market shares is important for the earnings generated by key trademarks. Estimates are based on the expectation that market shares will not change significantly from the time of calculation.
Solar	It is assumed that the investment in solar energy is progressing according to plan. Elkem Solar's factory has reached mechanical completion and the start-up programme has been launched.
Terminal value	The terminal value has been adjusted by a growth rate of 2.5 %, equivalent to estimated rate of inflation.

13 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are various types of assets that are necessary for the Group's operating activities. Unless there are significant changes in operating parameters, these assets will largely necessitate corresponding reinvestment over time. They comprise such items as land, buildings, plants, machinery, fixtures and fittings, IT equipment and vehicles. Assets that have an indefinite useful life (such as property) are not depreciated, while other assets are depreciated over their remaining useful life, taking into account their residual value. If there are indications of a decline in the value of a specific asset, the recoverable value is calculated and if it is lower than the asset's sales value or value in use, the asset is written down. Annual ordinary depreciation is an indication of the extent of the need for corresponding reinvestment.

Property, plant and equipment are depreciated on a straight line basis at the following rates: buildings 2-4 %, machinery, fixtures and fittings 5-15 %, vehicles 15-25 % and EDP equipment 16-33 %. The period of depreciation is reviewed each year and if there are changes in useful life, depreciation is changed. The residual value is also calculated and if it is higher than the book value, depreciation is stopped. This applies in particular to buildings. The table below covers both directly acquired assets and excess or deficit values allocated to underlying tangible assets in acquired companies.

Amounts in NOK million	Land, buildings and other property	Machinery and plants	Assets under construction	Fixtures and fittings, vehicles, EDP etc.	Total
Book value 1 January 2008	7,593	9,013	4,272	603	**21,481**
Additions	624	878	5,553	191	**7,246**
Disposals	(203)	(80)	2	(4)	**(285)**
Companies acquired	325	33	23	2	**383**
Sold companies/discontinued operations	(588)	(1,317)	(106)	(43)	**(2,054)**
Transferred assets under construction	3,155	3,233	(6,429)	41	**0**
Impairment	(87)	(211)	(8)	(1)	**(307)**
Depreciations	(348)	(1,370)	-	(192)	**(1,910)**
Currency translation	607	941	207	59	**1,814**
Book value 31 December 2008	11,078	11,120	3,514	656	**26,368**
Initial cost 1 January 2008	13,167	28,360	4,287	2,752	**48,566**
Accumulated depreciations and impairment	(5,574)	(19,347)	(15)	(2,149)	**(27,085)**
Book value 1 January 2008	7,593	9,013	4,272	603	**21,481**
Initial cost 31 December 2008	16,989	32,847	3,454	2,744	**56,034**
Accumulated depreciations and impairment	(5,911)	(21,727)	60	(2,088)	**(29,666)**
Book value 31 December 2008	11,078	11,120	3,514	656	**26,368**
Book value 1 January 2007	6,544	7,209	2,177	638	**16,568**
Additions	688	1,139	3,152	128	**5,107**
Disposals	(161)	(271)	(3)	(31)	**(466)**
Companies acquired	802	1,777	140	30	**2,749**
Transferred assets under construction	239	860	(1,177)	78	**0**
Impairment	(7)	(23)	-	-	**(30)**
Depreciations	(338)	(1,386)	(1)	(223)	**(1,948)**
Currency translation	(174)	(292)	(16)	(17)	**(499)**
Book value 31 December 2007	7,593	9,013	4,272	603	**21,481**

Investment in solar energy. The factory construction project has been mechanically completed and the start-up programme has been launched. All subsidiary processes are now being run separately as part of the testing programme. Deliveries will be made to customers on an ongoing basis, and one consignment is already ready for delivery. As the individual processes gradually stabilise, the processes will be linked together and work will begin on optimising material flows through the entire factory. Production will be ramped up in 2009 in line with the goals previously announced.

Investment in Sauda. The power plant in Sauda has largely been completed.

Forest. The Group owns biological assets in the form of forests, the book value of which was NOK 200 million as of 31 December 2008 (the same as in 2007). The forests are valued at fair value using a cash flow-based method. The forests are included in the asset category «land, buildings and other property».

See Note 24 for disclosures of security and mortgages related to the Group's property, plant and equipment.

14 OTHER NON-CURRENT FINANCIAL ASSETS

Other non-current financial assets consist of financial investments of a long-term nature. The shareholdings presented here are of a strategic nature, but the size of the ownership interest and degree of influence do not qualify the shareholdings for presentation using the equity method. The shares are presented at fair value with changes in value taken directly to equity. If the shares have fallen in value and the decline in value is significant or long-term, the shares are written down in the income statement. This item also includes net pension plan assets in companies that have greater pension plan assets than pension liabilities, and receivables falling due in more than one year's time. The items are broken down into those valued at fair value and other financial assets.

Amounts in NOK million	2008	2007
Shares in other companies	**141**	82
Pension plan assets	**138**	40
Other financial assets at fair value	**279**	122
Loans to employees	**32**	50
Interest-bearing financial instruments	**778**	113
Other non-current receivables	**130**	95
Other financial assets	**940**	258
Total other non-current financial assets	**1,219**	380

15 INVENTORIES

The Group's inventories are specified in terms of type of goods, and the breakdown by business area is shown in the segment reporting. Inventories comprise the Group's inventoried stocks of raw materials, work in progress, internally manufactured finished goods and merchandise, valued at cost price or manufacturing cost. Any profit from internal sales has been eliminated. Inventories presented here should, as for cost of material, be goods that are, or will be, part of the finished product, including all packaging. Any redundant stock has been written down to net realisable value (estimated future selling price).

Amounts in NOK million	2008	2007
Raw materials	**3,471**	2,857
Work in progress	**1,879**	1,737
Finished goods and merchandise	**4,214**	3,939
Total	**9,564**	8,533

Inventories are valued at the lower of acquisition cost and net realisable value after deducting selling costs. This has resulted in a total write-down of inventories as of 31 December 2008 of NOK 479 million (2007: NOK 154 million). Inventories valued at net realisable value total NOK 4,133 million (2007: NOK 307 million).

In addition to the normal write-downs to assumed net sales value, the situation at year-end 2008 was characterised by uncertainty as regards trends in both demand and prices. Inventories of aluminium in Sapa Profiles utilised in various types of end products other than those that can be expected to be resold at normal price terms within a normal time frame have been written down to replacement cost. The write-down of NOK 372 million (2007: NOK 0 million) is classified on a separate line because the write-down is significant and unusual. It must also be viewed in conjunction with the capacity reduction and restructuring that were being carried out in Sapa as a result of the financial crisis at the end of 2008.

16 CURRENT RECEIVABLES AND LIABILITIES

Current receivables

Current receivables are both operating receivables and interest-bearing receivables. Operating receivables are broken down into trade receivables, accrued advance payments to suppliers and other current receivables. Trade receivables are continuously reviewed and are written down if there are objective criteria that indicate that an event causing a loss has occurred, and the amount of the loss can be reliably measured and will affect payment of the receivable.

Amounts in NOK million	2008	2007
Accounts receivables	**9,724**	9,536
Advance payment to suppliers	**676**	691
Derivatives at fair value	**577**	593
Interest-bearing receivables	**612**	23
Other current receivables	**2,742**	1,785
Total current receivables	**14,331**	12,628

Changes in provisions for bad debts:

Amounts in NOK million	2008	2007
Provisions for bad debts 1 January	**237**	218
Bad debts recognised as expense	**86**	16
Provisions in acquired companies	**0**	26
Recoveries of previously written-off accounts receivables	**(23)**	(23)
Provisions for bad debts 31 December	**300**	237

Accounts receivables have the following due dates:

Amounts in NOK million	2008	2007
Accounts receivables not due	**7,175**	7,593
Overdue receivables 1-30 days	**1,624**	1,374
Overdue receivables 30-60 days	**403**	301
Overdue receivables 60-90 days	**449**	147
Overdue receivables over 90 days	**373**	358
Accounts receivables carrying amount 31 December	**10,024**	9,773

Current liabilities

Current liabilities are operating liabilities (trade accounts payable, unpaid public taxes/charges, prepaid revenues, other accruals, etc.) and financial liabilities (payable interest). All these items are interest-free borrowings. Dividends will not become liabilities until they have been approved by the General Meeting.

Amounts in NOK million	2008	2007
Accounts payable	**5,948**	6,311
Value added tax, employee taxes etc.	**930**	957
Derivatives at fair value	**2,454**	1,064
Other current liabilities	**5,370**	4,548
Total current liabilities	**14,702**	12,880

17 CASH AND CASH EQUIVALENTS

The Group's cash and cash equivalents consist of liquid assets necessary for transactions and some current placements.

Amounts in NOK million	2008	2007
Cash at bank and in hand	**2,833**	2,677
Current deposits	**1,605**	289
Total cash and cash equivalents	**4,438**	2,966

Restricted deposits amount to NOK 898 million.

18 SHARE PORTFOLIO

Orkla Financial Investments is one of the Group's five core areas. The business area manages one of Norway's largest share portfolios. Its investment universe is primarily the Nordic region and Eastern Europe. The primary goals of Orkla Financial Investments are to maximise the long-term return on invested capital, contribute to providing the Group with industrial options and be one of the leading players in the field of alternative investments in Norway. The main strategy for the Share Portfolio is to identify and invest in value-creating companies.

Amounts in NOK million	Ownership interest	Number of shares 31 December 2008	Fair value 31 December 2008	Unrealised gains 2008	Industry
Securities available for sale					
Listed securities Norway					
Tomra Systems	15.5 %	24,000,000	557	23	Industry
Rieber & Søn	15.6 %	12,424,907	435	-	Consumer Goods
DnB NOR	0.7 %	9,350,000	250	-	Bank
Tandberg	2.8 %	3,200,000	241	(55)	Communications Equipment
Kongsberg Gruppen	2.4 %	711,800	233	123	Industry
Yara International	0.5 %	1,420,000	211	-	Materials
Schibsted	3.7 %	2,539,200	209	-	Media
Oslo Børs VPS Holding	5.2 %	2,235,700	168	20	Finance
Telenor	0.2 %	3,100,000	144	-	Telecommunication Services
Ganger Rolf	2.7 %	994,300	131	-	Energy
Vizrt	10.0 %	6,511,748	127	1	Software
StatoilHydro	0.0 %	850,000	97	-	Energy
Aker A	1.0 %	700,000	95	-	Energy
Ekornes	4.1 %	1,500,700	93	(19)	Consumer Goods
Royal Caribbean Cruises	0.4 %	887,642	81	(6)	Cruise
Prosafe Production	2.4 %	6,203,000	68	(12)	Oil Equipment and Services
Bonheur	1.1 %	453,220	66	-	Energy
Kverneland	6.6 %	10,254,270	59	(10)	Industry
EDB Business Partner	3.4 %	3,100,000	41	-	IT Consulting & Other Services
Others			321	(1)	
Total			3,627	64	
Listed securities outside Norway					
Hennes & Mauritz B	0.2 %	1,750,000	483	149	Retailing
Nokia A	0.1 %	3,075,000	337	22	Communications Equipment
Elekta B	4.2 %	3,843,400	268	(69)	Health Care Equipment
AstraZeneca	0.1 %	925,900	257	69	Pharmaceuticals
Amer Sports	6.6 %	4,806,006	252	-	Consumer Goods
Vimpelcom-SP ADR	0.4 %	3,657,500	182	36	Telecommunication Services
Enter Select	na	355,633	172	-	Mutual Fund
Enter Sverige	na	249,570	169	-	Mutual Fund
Nokian Renkaat	1.5 %	1,875,000	144	-	Auto components
Nordic Alpha	na	135,000	140	30	Hedge Fund
ConocoPhillips	0.0 %	349,700	127	(27)	Energy
Saab B	1.8 %	1,925,000	124	-	Aerospace and defence
Getinge Industrier B	0.6 %	1,475,694	124	14	Health Care Equipment
Mobile Telesystems ADR og Ord.[1]	0.2 %	3,610,000	124	(28)	Telecommunication Services
Kemira	1.6 %	2,029,231	119	(10)	Materials
Biovitrum	5.3 %	2,667,500	105	3	Biotechnology
Finnair	1.6 %	2,004,695	97	32	Transportation
G4S	0.3 %	4,835,000	97	3	Commercial Services
Harbin Power Equipment	1.2 %	16,022,000	93	35	Industry
Investor A	0.1 %	905,500	92	(3)	Investment company
Metso Corporation	0.7 %	1,050,000	88	-	Industry
Transocean	0.1 %	220,000	73	(3)	Oil Equipment and Services
Others			1,446	86	
Total			5,113	339	
Unlisted securities					
Industri Kapital 2000	3.6 %	23,122,207	279	93	Private Equity Fund
Industri Kapital 2004	5.0 %	33,050,172	273	9	Private Equity Fund
Herkules Private Equity I	4.7 %	39,030,931	223	184	Private Equity Fund
Industri Kapital 97	8.0 %	18,007,529	121	24	Private Equity Fund
East Capital Financials Fund	0.9 %	14,309,959	107	(8)	Investment company
Orkla Carbon Fund Class B	9.3 %	1,000,000	100	-	Orkla Finans Fund
Herkules Private Equity II	4.7 %	150,513,343	88	-	Private Equity Fund
Carl Allers Etablissement[2]	3.6 %	6,450	84	34	Media
Others			769	108	
Total			2,044	444	
Securities, with change in fair value through profit and loss					
Network Norway[3]	26.2 %	102,381,013	282		Telecommunication Services
Pharmaq Holding	36.8 %	183,857	197		Pharmaceuticals
East Capital Power Utilities Fund	21.7 %	60,000	97		Investment company
Others			66		
Total			642		
Currency hedging, recorded in balance sheet[4]				-	
Total value Share Portfolio			11,426[5]	847	
Of this owned by Orkla ASA			11,391	825	

[1] Mobile Telesystems ADR: 2,700,000 shares (1 ADR=5 shares), Mobile Telesystems Ord.: 910,000 shares.
[2] The valuation principle applied uses the implicit value per share of the holding company Rella, which is listed on the Copenhagen stock exchange, taking into account a 25 % liquidity discount.
[3] The valuation principle applied entails a share price interval based on different valuation approaches, including external valuations.
[4] In 2008 the Share Portfolio discontinued hedge accounting. In the fourth quarter, the opening balance of NOK 218 million related to hedge accounting was credited to the income statement, bringing the closing balance to NOK 0 million (see Note 23 for further information).
[5] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 19 million.

Amounts in NOK million	Ownership interest	Number of shares 31 December 2007	Fair value 31 December 2007	Unrealised gains 2007	Industry
Securities available for sale					
Listed securities Norway					
Tomra Systems	14.5 %	23,953,000	922	(47)	Industry
Fast Search & Transfer	15.2 %	51,026,000	719	177	Software
Rieber & Søn	15.6 %	12,424,907	652	50	Consumer Goods
DnB NOR	0.6 %	7,500,000	623	336	Bank
StatoilHydro	0.1 %	2,750,000	464	(41)	Energy
Yara International	0.4 %	1,175,000	295	167	Materials
Oslo Børs VPS Holding	5.2 %	2,235,700	285	137	Finance
Schibsted	1.5 %	1,040,000	245	79	Media
Vizrt	10.2 %	6,280,248	241	119	Software
Kongsberg Gruppen	2.3 %	700,200	235	129	Industry
Camillo Eitzen & Co	5.0 %	2,157,800	161	26	Shipping
Ganger Rolf	1.7 %	617,400	136	(12)	Energy
Wavefield Inseis	2.4 %	3,150,000	131	18	Seismic
Aker A	0.3 %	375,000	127	(20)	Energy
Copeinca	4.4 %	2,575,100	125	11	Consumer Goods
Royal Caribbean Cruises	0.3 %	540,000	124	(22)	Cruise
Aker Yards	1.8 %	1,993,500	124	-	Shipbuilding
Awilco Offshore	1.3 %	2,000,000	122	72	Oil Equipment and Services
EDB Business Partner	3.2 %	2,884,879	117	(25)	IT Consulting & Other Services
Kongsberg Automotive	6.3 %	2,800,000	112	(19)	Auto Components
Scandinavian Property Development	4.7 %	3,728,248	112	-	Real Estate
Kverneland	6.6 %	10,254,270	108	39	Industry
Others			735	19	
Total			6,915	1,193	
Listed securities outside Norway					
Vimpelcom-SP ADR	0.3 %	3,957,500	888	730	Telecommunication Services
Hennes & Mauritz B	0.3 %	2,190,000	727	322	Retailing
Amer Sports	5.0 %	3,587,880	524	88	Consumer Goods
Mobile Telesystems ADR og Ord.[1]	0.2 %	3,610,000	372	196	Telecommunication Services
Nokian Renkaat	1.3 %	1,594,915	305	151	Auto Components
Elekta B	3.5 %	3,115,300	282	(3)	Health Care Equipment
AstraZeneca	0.1 %	1,050,900	246	(45)	Pharmaceuticals
Helix Energy Solutions	1.2 %	1,075,000	241	16	Energy
Metso Corporation	0.6 %	785,000	233	(23)	Industry
Danske Bank	0.1 %	1,000,000	213	21	Bank
Nokia A	0.0 %	1,000,000	211	34	Communications Equipment
Ericsson B	0.1 %	15,000,000	192	(12)	Communications Equipment
Saab B	1.6 %	1,750,000	192	(54)	Aerospace and defence
Getinge Industrier B	0.6 %	1,250,000	183	92	Health Care Equipment
Nordic Alpha	na	135,000	163	53	Hedge Fund
Group 4 Securicor	0.5 %	6,000,000	157	44	Commercial Services
Investor A og B[2]	0.2 %	1,259,400	153	(14)	Investment company
Biovitrum	4.9 %	2,237,390	141	(7)	Biotechnology
Hemtex	7.5 %	2,200,000	138	(37)	Retailing
Lebedyansky	1.4 %	295,080	137	57	Consumer Goods
Pride International	0.4 %	704,500	129	0	Energy
Seventh Continent	1.1 %	822,205	115	29	Household Products
JM	1.1 %	1,000,000	112	(13)	Homebuilding
Rambler Media Limitied	4.3 %	650,000	103	49	Media
Others			1,833	173	
Total			7,990	1,847	
Unlisted securities					
Industri Kapital 2004	5.0 %	na	283	29	Private Equity Fund
Industri Kapital 2000	3.6 %	na	283	97	Private Equity Fund
Ferd Private Equity I	4.7 %	na	203	167	Private Equity Fund
Industri Kapital 97	8.0 %	na	154	67	Private Equity Fund
Carl Allers Etablissement	3.6 %	6,450	123	73	Media
Network Norway	17.9 %	38,778,428	116	13	Telecommunication Services
Oslo Properties	5.0 %	1,000,000	105	5	Real Estate
Ferd Private Equity II	4.7 %	na	104	(5)	Private Equity Fund
Others			893	106	
Total			2,264	552	
Securities, with change in fair value through profit and loss					
East Capital Power Utilities Fund	27.0 %	60,000	242		Private Equity Fund
Viking Venture	24.4 %	494,056	87		Private Equity Fund
Others			15		
Total			344		
Currency hedging, recorded in balance sheet				218	
Total value Share Portfolio			17,513[3]	3,810	
Of this owned by Orkla ASA			17,477	3,762	

[1] Mobile Telesystems ADR: 2,700,000 shares (1 ADR = 5 shares), Mobile Telesystems Ord.: 910,000 shares.
[2] Investor AB A: 909,400 shares, Investor AB B: 350,000 shares.
[3] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 46 million.

The Share Portfolio mainly consists of large shareholdings in a number of companies and will therefore be skewed in comparison to a market portfolio. 76 % of the portfolio consists of listed securities.

Portfolio investments in companies in which the Group owns an interest of between 20 % and 50 % (associates) are presented at fair value with changes in value recognised in the income statement. In 2008 losses of NOK 291 million on the value of associates were recognised in the income statement on the line «Gains and losses/write-downs Share Portfolio».

NOK 887 million has been recognised in realised portfolio losses, while NOK 983 million has been recognised in foreign currency losses. Furthermore, securities have been written down by NOK 5,656 million.

Net unrealised excess values in the Share Portfolio, totalling NOK 847 million, have been taken to equity. The Group also has investments presented in the balance sheet as «Other non-current financial assets». See Note 14.

The methods used to determine the fair value of securities in the Share Portfolio are described below.

Unlisted securities and unlisted funds

The value of unlisted securities is measured on the basis of the «International Private Equity and Venture Capital Valuation Guidelines».

Several valuation methodologies are used to measure the fair value of unlisted investments. Where there has been a recent arm's length transaction in the security in question, the value is based on the transaction price. If there has been no recent arm's length transaction, the value of the company is deduced from a relative valuation of comparable listed companies, adjusted for individual characteristics such as differences in size and selection between comparable companies.

Valuation methodologies other than the one described above are also used in cases where they better reflect the fair value of an unlisted investment.

The fair value of the Share Portfolio's unlisted fund shares is measured as the Share Portfolio's share of the fund's assets as reported by the fund management. If there are indications that the management's valuation does not take sufficient account of factors that affect the value of the underlying unlisted investments in the fund, a separate valuation is carried out. Adjustments are also made of the value of listed investments in the fund based on the latest bid price.

Listed securities

The fair value of listed securities is based on the latest bid price. At the time of acquisition, the shares are recognised at their value on the transaction date incl. transaction costs.

Long-term or significant decline in value

A long-term decline in the value of a security classified as available for sale in the Share Portfolio is defined as having occurred if the market value of a share is lower than the acquisition cost for more than two successive quarters (six months) or if the market value is more than 25 % lower than the acquisition cost.

MARKET RISK RELATING TO THE SHARE PORTFOLIO

The greatest risk factor is a general stock market decline or a major drop in the price of shares in an individual company in which the Share Portfolio is highly exposed.

Assuming that the change in the value of the Share Portfolio is equal to the changes in the stock market, and all other variables remaining constant, based on the Share Portfolio as of 31 December 2008 the management's best estimate is that in the event of a 10 % drop, the negative effect on profit will be in the order of NOK 900 million and the negative effect on equity will be a further NOK 250 million. In the event of a 10 % rise in the stock market, the positive effect on equity will be NOK 1,150 million.

A certain percentage of capital is placed in unlisted Nordic companies where Orkla seeks to play as active a role as possible as shareholder. The risk profile of this part of the portfolio will vary somewhat from the listed portfolio in that the investments are less liquid.

Risk management is handled through clearly defined authorisations and mandates and quality assurance procedures.

Due to the Group's risk-bearing capacity, expertise and risk mitigation measures, the return on the share portfolio over time has been very good.

Change in unrealised gains

	Share Portfolio		Group	
Amounts in NOK million	2008	2007	2008	2007
Opening balance unrealised gains	**3,810**	5,647	**3,817**	6,135
Change in unrealised gains taken to equity[1]	**(2,328)**	(2,165)	**(2,334)**	(2,646)
Change in unrealised gains deferred tax	**(635)**	328	**(635)**	328
Total change in unrealised gains	**(2,963)**	(1,837)	**(2,969)**	(2,318)
Closing balance unrealised gains	**847**	3,810	**848**	3,817

[1] Total unrealised gains Share Portfolio charged against equity in the Group amounted to NOK 1,155 million as of 31 December 2008 and NOK 3,489 million as of 31 December 2007.

Change in fair value

	Share Portfolio	
Amounts in NOK million	2008	2007
Opening balance fair value Share Portfolio	**17,513**	18,198
Change in unrealised gains	**(2,963)**	(1,837)
Net sale of shares	**1,829**	(1,821)
Gains and losses/write-downs Share Portfolio	**(6,043)**	3,627
Net foreign exchange gains/losses and eliminations	**1,090**	(654)
Closing balance fair value Share Portfolio	**11,426**	17,513

Profit and loss Share Portfolio

	Securities available for sale			Securities with change in fair value through profit and loss			Total Share Portfolio		
Amounts in NOK million	2008	2007	2006	2008	2007	2006	2008	2007	2006
Realised gains/losses	**887**	3,695	3,547	-	369	120	**887**	4,064	3,667
Foreign exchange gain/loss currency hedge/realised[1]	**(983)**	409	(5)	-	-	-	**(983)**	409	(5)
Write-downs	**(5,656)**	(923)	(459)	-	-	-	**(5,656)**	(923)	(459)
Change in fair value	-	-	-	**(291)**	77	68	**(291)**	77	68
Gains and losses/write-downs Share Portfolio	**(5,752)**	3,181	3,083	**(291)**	446	188	**(6,043)**	3,627	3,271
Received dividends	**463**	1,033	755	**7**	43	4	**470**	1,076	759
Recognised in income statement	**(5,289)**	4,214	3,838	**(284)**	489	192	**(5,573)**	4,703	4,030

[1] The Share Portfolio discontinued hedge accounting in the fourth quarter of 2008.

19 CHANGE IN SHARE CAPITAL

Date/year	Number of shares	Nominal value (NOK)	Type of change	Amount (NOK million)	Ratio	Share capital (NOK million)
31 December 1996	48,747,241	25				1,218.7
31 December 1997	49,333,393	25	share issue	14.8		1,233.3
1998	49,366,359	25	share issue	0.9		1,234.2
1998	197,465,436	6.25	split		4:1	1,234.2
31 December 1998	197,465,436	6.25				1,234.2
1999	197,527,910	6.25	share issue	0.4		1,234.5
1999	219,246,336	6.25	pre-emptive rights issue	135.7		1,370.3
31 December 1999	219,246,336	6.25				1,370.3
31 December 2000	219,246,336	6.25				1,370.3
31 December 2001	219,246,336	6.25				1,370.3
2002	216,301,666	6.25	amortisation	(18.4)		1,351.9
31 December 2002	216,301,666	6.25				1,351.9
2003	213,909,416	6.25	amortisation	(15.0)		1,336.9
31 December 2003	213,909,416	6.25				1,336.9
2004	212,302,265	6.25	amortisation	(10.0)		1,326.9
31 December 2004	212,302,265	6.25				1,326.9
2005	208,286,194	6.25	amortisation	(25.1)		1,301.8
31 December 2005	208,286,194	6.25				1,301.8
31 December 2006	208,286,194	6.25				1,301.8
2007	1,041,430,970	1.25	split		5:1	1,301.8
2007	1,036,430,970	1.25	amortisation	(6.3)		1,295.5
31 December 2007	1,036,430,970	1.25				1,295.5
2008	1,028,930,970	1.25	amortisation	(9.4)		1,286.2
31 December 2008	1,028,930,970	1.25				1,286.2

Treasury shares as of 31 December 2008

	Nominal value (NOK)	Number of shares	Fair value (NOK million)
Shares owned by Orkla ASA	14,897,360	11,917,888	542

Treasury shares have been deducted from Group equity at cost.

Changes in treasury shares

	2008	2007
Balance 1 January	**12,037,390**	11,825,475
Purchase of treasury shares	**10,000,000**	7,500,000
Redemption of options in treasury shares[1]	**(628,005)**	(1,444,185)
Share purchase programme for Orkla employees[2]	**(1,991,497)**	(843,900)
Cancellation of share capital	**(7,500,000)**	(5,000,000)
Balance 31 December	**11,917,888**	12,037,390

[1] The exercise of options for shares does not reflect cash bonuses and cash-settled options – only options exercised for Orkla shares.
[2] Share purchase programme for Orkla employees does not include the additional transfer of 884 shares made on 9 January 2009.

As of 31 December 2008, there were 10,277,000 options outstanding, see Note 6.

The Board of Directors assesses the degree to which buybacks of Orkla shares will be advantageous to the company's shareholders. Shares acquired in accordance with this mandate are to be cancelled or used in connection with employee incentive programmes and the Group's employee share purchase programme.

Mandate

The Board of Directors has a mandate granted on 24 April 2008 and valid until the Annual General Meeting in 2009 to increase the share capital by issuing new shares with a total value of up to NOK 90,000,000 divided between a maximum of 72,000,000 shares with a nominal value of NOK 1.25 each. The mandate may be used for one or more share issues.

On 24 April 2008, the General Meeting adopted a resolution authorising the Board of Directors to have the company acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's shareholding of treasury shares does not exceed 10 % of shares outstanding at any given time. This mandate is valid until the Annual General Meeting in 2009.

At the General Meeting, the Board of Directors will propose that the mandate to acquire shares in Orkla ASA be maintained until the Annual General Meeting in 2010.

Orkla has one class of share, and each share carries one vote and has a par value of NOK 1.25. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy. For further information regarding shareholders' equity, see «Shares and shareholders».

Dividend

The Board of Directors proposes that an ordinary dividend of NOK 2.25 per share be paid out, totalling NOK 2,288 million.

Under Norwegian law, the equity capital in Orkla ASA will in relevant cases constitute a legal limitation on the payment of dividends by the Orkla Group. Free equity in Orkla ASA is disclosed in the Report of the Board of Directors and under «Equity».

20 MINORITY INTERESTS

Minority interests consist of external ownership interests in subsidiaries and their subsidiaries. The largest minority interest stems from Sapa's acquisition of Alcoa's extrusions business through the creation of a joint extrusions company in which Sapa owns 54 %. It was decided to swap this minority interest for the Group's equity interest in Elkem Aluminium as of 22 December 2008. The transaction is expected to be completed in the first quarter of 2009, after which Sapa Profiles will be wholly owned by Orkla.

Amounts in NOK million	2008	2007	2006
Minority interests' share of:			
Depreciations and impairment	**262**	216	16
Operating profit	**108**	100	81
Profit before taxes[1]	**(147)**	98	77
Taxes[1]	**(15)**	47	20
Changes in minority interests:			
Minority interests' continuing operations 1 January	**2,601**	336	
Minority interests' share of profit[1]	**(137)**	46	
Minority Sapa to equity[2]	**152**	-	
Increase due to acquisitions	**2**	2,335	
Decrease due to further acquisitions of minority interests	**(68)**	(35)	
Dividends to minority interests	**(54)**	(52)	
Translation differences etc.	**190**	(29)	
Minority interests' continuing operations 31 December	**2,686**	2,601	
Minority interests relating to:			
Orkla Brands	**70**	80	
Orkla Aluminium Solutions	**2,320**	2,237	
Elkem	**257**	256	
Borregaard	**22**	16	
Others	**17**	12	
Total	**2,686**	2,601	

[1] The variance between pre-tax profit minus tax and minority interests' share of profit is ascribable to the amortisation of premium (NOK 5 million).
[2] Final settlement of ownership in connection with the transaction between Sapa Profiles and Alcoa's extrusions business.

21 TAXES

Taxes

Taxes are computed on the basis of accounting profit and broken down into current taxes and change in deferred tax liability. Deferred tax liability is the result of differences between financial accruals and tax accruals.

Amounts in NOK million	2008	2007	2006
Current tax expense[1]	**(1,082)**	(1,542)	(959)
Deferred tax expense	**187**	10	(246)
Total tax expense	**(895)**	(1,532)	(1,205)
Taxes as % of «Profit before taxes» from continuing operations	**(44.4)**	15.7	15.0

[1] Current tax expense includes adjustments in current taxes related to previous years, amounting to NOK 751 million in 2008 and 0 in 2007.

Reconciliation of the Group's total taxes

In the following table, reported taxes are reconciled with the tax charge based on the Norwegian tax rate of 28 %. The main tax components are specified.

Amounts in NOK million	2008	2007	2006
28 % of profit before taxes (tax rate in Norway)	**564**	(2,734)	(2,246)
Effect of foreign operations with other tax rates	**52**	(186)	(122)
Effect of tax-free dividends	**121**	301	200
Effect of tax-free capital gains and non deductible capital losses	**211**	1,260	1,014
Effect of associates	**613**	237	78
Effect of amortisation/impairment of Group goodwill	**(158)**	(81)	-
Effect of write-down of shares	**(1,665)**	(258)	(129)
Effect of tax claim REC convertible bonds[1]	**(500)**	-	-
Effect of not recognised deferred tax assets in the year	**(172)**	-	-
Effect of withholding tax, not refundable	**(29)**	(28)	(22)
Effect of other permanent differences	**41**	27	22
Effect of changes in tax laws	**27**	(70)	-
The Group's total taxes	**(895)**	(1,532)	(1,205)

[1] See separate description on next page in this Note.

Taxes related to discontinued operations are presented in Note 26.

The ordinary tax rate for companies domiciled in Norway is 28 %. The Orkla Group operates in certain industries that are subject to different tax regimes in Norway, i.e. the hydro power tax and shipping tax regimes. The tax rate in other countries in which the Group has a substantial tax base are as follows: Sweden 28% (26.3 % in 2009), Denmark 25 %, China 15 % and 25 %, Iceland 15 %, Brazil 34 %, USA 39 % (including average state tax), Finland 26 % and Russia 24 % (20 % in 2009).

Deferred tax

Deferred tax liability consists of the Group's tax liabilities that are payable in the future. The table below lists the timing differences between tax accounting and financial accounting.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, timing differences may be upheld if operations are continued. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period are presented together.

Amounts in NOK million	2008	2007
Tax increasing/(reducing) timing differences		
Hedges taken to equity	**(853)**	(729)
Biological assets	**200**	200
Intangible assets	**4,903**	5,308
Property, plant and equipment	**3,761**	3,130
Net pension liabilities	**(506)**	(698)
Gain and loss tax deferral	**1,554**	1,368
Other non-current items	**496**	1,362
Total non-current items	**9,555**	9,941
Unrealised gains (losses) on shares outside EEA	**(1,101)**	1,166
Current receivables	**(220)**	(252)
Inventories	**343**	215
Provisions	**(269)**	(617)
Other current items	**(316)**	229
Total current items	**(1,563)**	741
Losses carried forward	**(5,339)**	(1,948)
Basis for computation of deferred tax	**2,653**	8,734
Calculated deferred tax	**695**	2,388
Deferred tax hydro power tax regime[1]	**424**	455
Deferred tax assets, not capitalised	**769**	517
Net deferred tax	**1,888**	3,360
Change in deferred tax	**1,472**	(677)
Deduction of change in deferred tax discontinued operations	**(17)**	(14)
Change in deferred tax continuing operations	**1,489**	(663)
Deferred tax taken to equity	**(1,420)**	399
Acquisition/sale of companies, translation effects etc.	**118**	274
Change in deferred tax income statement	**187**	10

[1] Deferred tax liabilities and deferred tax assets related to hydro power taxes have been recognised gross for each power plant.

Net deferred tax presented in balance sheet

Amounts in NOK million	2008	2007
Deferred tax	**2,872**	3,856
Deferred tax assets	**984**	496
Net deferred tax	**1,888**	3,360

Losses carried forward by expiry date

Amounts in NOK million	2008	2007
2008	**-**	209
2009	**28**	2
2010	**45**	156
2011	**197**	18
2012	**83**	70
2013	**215**	64
2014 or later	**1,071**	548
Without expiry date	**3,700**	881
Total tax losses carried forward	**5,339**	1,948

Tax reducing temporary differences with corresponding deferred tax assets

	Tax reducing temporary differences	Capitalised deferred tax assets	Not capitalised deferred tax assets	Total capitalised deferred tax
Losses carried forward by country jurisdicition				
Switzerland	1,607	0	402	402
Norway	1,916	536	1	537
USA	604	111	99	210
Brazil	196	18	43	61
Austria	190	29	19	48
Germany	160	48	6	54
Poland	138	15	11	26
Belgium	105	29	7	36
Romania	96	0	0	0
South Africa	58	4	12	16
Italy	42	0	10	10
France	39	0	13	13
Portugal	36	9	0	9
Sweden	28	7	0	7
Baltic	22	2	1	3
Spain	21	0	6	6
Iceland	21	3	0	3
Denmark	21	5	0	5
Others	39	8	3	11
Total	5,339	824	633	1,457
Other tax reducing temporary differences				
Elkem USA and others	363	0	136	136
Other foreign companies	611	160	0	160
Total	974	160	136	296
Total tax reducing temporary differences	**6,313**	**984**	**769**	**1,753**

Deferred tax assets are only capitalised to the extent that it is probable that there will be sufficient future taxable profit for the tax asset to be used, either because the unit recently reported a profit or because assets with excess value have been identified. Insofar as there are not likely to be future profits sufficient to absorb the tax-reducing timing differences, a deferred tax asset has not been recognised. Elkem and Sapa in the USA and Borregaard in Brazil and Switzerland have substantial timing differences that have not been recognised.

As mentioned in the annual reports for 2006 and 2007, Orkla has assumed that the gain realised in 2006 on the option element of convertible bonds in Renewable Energy Corporation ASA (REC) is tax-free in accordance with the exemption method. As disclosed in Note 21 of Orkla's annual report for 2007, the Central Tax Office for Large Enterprises announced that it was considering changing the tax assessment for 2006 to apply a tax rate of 28 % to the entire gain. On 22 December 2008, Orkla received an administrative decision in which the Central Tax Office maintains full taxation and fixes the value of each REC share at the time of conversion in early March 2006 at NOK 81.50.

Orkla disagrees with both the grounds stated for the tax liability and with the valuation applied in the decision, and will take legal action to follow up the decision. However, pursuant to the decision Orkla must in principle pay NOK 751 million in addition to interest. A provision has therefore been made for the total amount of tax and interest, so that the future tax cost will be reduced to the extent that the final judgment in the case upholds Orkla's view.

22 PROVISIONS AND CONTINGENT LIABILITIES

Provisions have been made for pension and other liabilities. Pension liabilities are disclosed in Note 7. A distinction may be made between provisions and other liabilities such as accounts payable because there is uncertainty regarding the settlement date or the amount of the future expenses. An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date. This obligation may be self-imposed if the enterprise through its decisions and actions has created expectations of its assuming a financial liability in the future, e.g. in the form of the restructuring of parts of its operations. In such case, agreed severance pay for employees would be a natural part of the restructuring provision. The liability will be reduced over time as the disbursements are made. A contingent liability is a possible obligation that will be confirmed by the future occurrence or non-occurrence of one or more uncertain events. A contingent liability will only be recognised in the balance sheet if it is likely to arise and if the amount of the obligation can be measured reliably.

Amounts in NOK million	2008	2007
Pension liabilities[1]	**1,654**	1,625
Other provisions	**707**	594
Liabilities relating to put options in REC, see Note 23	**-**	67
Total	**2,361**	2,286

[1] Pension liabilities are classified as non-interest-bearing liabilities because the interest elements are presented with other pension expenses under «Payroll expenses».

Borregaard is closing down its operations in Switzerland and Finland and has made a provision of NOK 305 million to cover costs incurred. Borregaard also has provisions established in 2004 which primarily consist of the remaining liabilities relating to the closure of its business in Italy and matters relating to its former operations in Brazil. It will still be some time before these liabilities are settled. As of 31 December 2008, the long-term part of the provisions in Borregaard totalled around NOK 195 million. The provisions in Elkem are largely environmental provisions (NOK 39 million), and provisions relating to power plant matters (NOK 69 million), liabilities relating to the operations in Brazil (NOK 70 million), various cases involving compensation (NOK 35 million) and other minor matters. Provisions at Orkla Brands are related to several minor restructuring matters, mainly in Eastern Europe, and special remuneration arrangements for employees in different countries, which are not to be regarded as pensions.

Orkla has a captive insurance company and self-insures for losses up to NOK 50 million. In principle, therefore, all losses of less than NOK 50 million incurred by the Group will be covered through regular business operations. The captive has made provisions for various losses that have occurred and those that also qualify for classification as liabilities according to the accounting principles have been maintained in the Group. The captive has a total provision of NOK 85 million that is included in Group provisions.

The provisions cover well-known matters and there are no indications of any change in estimated expenses. Future liabilities have been discounted.

Provisions per business area:

Amounts in NOK million	Orkla Brands	Elkem	Borregaard	Other provisions	Total
Provisions 1 January 2007	54	469	90	80	**693**
New provisions/acquired	80	7	77	120	**284**
Utilised/sold/changes in accounting principles (Elkem)	(16)	(173)	(11)	(76)	**(276)**
Provisions 31 December 2007	118	303	156	124	**701**
Of this current provisions	(17)	(90)	-	-	**(107)**
Non-current provisions 31 December 2007	101	213	156	124	**594**
New provisions/acquired	26	94	305	53	**478**
Utilised	(21)	0	(86)	(35)	**(142)**
Provisions 31 December 2008	106	307	375	142	**930**
Of this current provisions	(9)	(34)	(180)	0	**(223)**
Non-current provisions 31 December 2008	97	273	195	142	**707**

23 FINANCIAL RISK

This note describes the financial risks within the Group and the management of these, along with quantification of risk related to financial instruments. The last section of the note shows the fair value of open derivative contracts as of year-end, including derivatives designated as hedging instruments, together with a description of the accounting treatment.

(I) ORGANISATION OF FINANCIAL RISK MANAGEMENT

Orkla operates internationally and is exposed to financial risks like currency risk, interest rate risk, commodity price risk, liquidity risk and credit risk. Orkla uses derivatives and other financial instruments to reduce these risks in accordance with the Group's financial policy.

The responsibility for managing financial risk in Orkla is divided between Business Areas, which manage risk related to business processes, and Group level, which manages risk related to centralised activities like funding, interest-rate management and currency risk management. Financial risk is also monitored by the Chief Risk Officer of the Group.

Centralised risk management

Orkla has a central Group Treasury. Its most important tasks are to ensure the Group's financial flexibility in the short and long term, and to monitor and manage financial risk in cooperation with individual operational entities. The guidelines for the Group Treasury are stated in the Group's finance policy, which is reviewed by the Board of Directors annually. The Group Executive Board monitors financial risk by means of regular reporting, and meetings of the Treasury Committee. The Group Treasury acts as the internal bank for the Group and is responsible for, and executes, all major external funding and hedging transactions relating to currency and interest rate hedging. Each year the Board of Directors grants authorisation for establishing loans and entering into master agreements for financial instruments. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments are matched to an underlying business requirement. The Group Treasury is operated as a cost centre.

Financial risks within each business area

This section describes the most important risk factors within each business area of the Group and the management of these. In this context, financial risk is defined as risk related to financial instruments. These may either be hedging instruments for underlying risk, or viewed as a source of risk themselves. Market risk not hedged with financial instruments is also discussed in this section.

Orkla Materials

Price risk on imported goods and sold products, particularly electric power, is a major source of risk in Elkem. Generally, Elkem seeks to mitigate price risk by entering into long-term sales and purchase contracts for its products, raw materials and other input factors. For electric power, hedging instruments are available and traded on public exchanges. Elkem uses such financial instruments in order to manage electric power price risk. Elkem's power risk management and hedging activities are handled by Elkem Energy, in accordance with polices approved at Elkem AS board level. More detailed description of power is given in section (II) «Classes of financial risks for the Group».

Currency risk is present in Elkem's sold products, the prices of which to a large extent are determined in international markets, primarily in USD and EUR. This currency exposure is partly offset by the import of raw materials denominated in the same currencies. Currency exposure related to committed sales and purchase transactions are fully hedged. Elkem has also established currency hedging programmes, with defined limits, for some of its business units related to future highly probable, but non-contracted cash flows for up to three years.

Borregaard is exposed to currency risk for most of its sales, primarily in USD, but also in EUR. A substantial part of this exposure, defined as estimated net cash flow in USD or EUR, is routinely hedged with a 9-month time horizon. Subject to certain criteria being met, the hedging horizon may be extended up to 36 months in order to lock in favourable margins.

Borregaard is also exposed to price risk on energy (thermal energy and electric power) as well as strategic raw materials (wood, chemicals). On the revenues side, most of Borregaard's business segments are exposed to price risk in international markets.

Orkla Aluminium Solutions

Sapa's currency risk is limited, due to production and sales mainly being located in the same regional and local markets. However, currency risk is present in exported finished goods, and imported input factors in the production, particularly aluminium priced in USD. Currency exposure related to firm commitments is hedged usually, for periods of up to 15 months.

For Sapa, the prices of both products and metal purchases are affected by fluctuations in the market price of aluminium. Sapa seeks to reduce this risk primarily by linking prices from metal suppliers to prices towards customers. Additionally, aluminium futures contracts are entered into, within defined limits, to mitigate price risk related to purchasing orders and the value of unsold metal in stock. Sapa normally has a certain stock level for which prices to customers has not been fixed. When the LME price is increasing, this will have a positive effect on the result, and a decreasing price will affect the result negatively.

Orkla Brands

Entities within this area are located in the Nordic countries, East European countries, Russia and India. Production and sales mainly take place in local markets. A smaller proportion of the input factors are imported, as well as some finished goods.

The two primary sources of financial risk within this business area are price risk on agricultural products and ingredients in food production, as well as currency risk on imported goods. Price risk on raw materials is normally dealt with in commercial contracts. Each company hedges the currency risk with currency forward contracts against its own functional currency. Highly probable expected future cash flows are hedged for periods of up to 9 months.

Orkla Financial Investments

The largest source of financial risk is the Share Portfolio. The main strategy for the Share Portfolio is to identify and invest in value-creating companies. Approximately 58 % of the investments are denominated in currencies other than NOK, primarily SEK, EUR and USD. The policy is to hedge 70 %-95 % of the currency risk related to the market value of foreign investments.

(II) CLASSES OF FINANCIAL RISKS FOR THE GROUP

Currency risk

As NOK is the presentation currency for the Group, Orkla is exposed to currency translation risk for net investments in foreign operations. Orkla maintains, as far as possible, a distribution of its net interest bearing liabilities across currencies which corresponds to the relative enterprise value distribution across the subsidiaries' home currencies, within the Industry division. This ensures the same hedging level in all currencies, where net interest-bearing liabilities hedge the currency risk in enterprise value.

Net interest-bearing liabilities in each currency constitute the hedging of translation risk on net investments in foreign subsidiaries, and is made up of hedges of subsidiaries' net liabilities in their home currency, plus hedges of net investments according to IAS 39. Orkla primarily uses loans, forward currency contracts and cross currency swaps to hedge internal loans and net investments in foreign subsidiaries.

Additionally, some of the internal loans to foreign subsidiaries are classified as part of the net investment in foreign subsidiaries according to IAS 21.15. The currency risk of these loans is not hedged, and the exchange rate differences are accumulated in equity until the loans are repaid, or the foreign operation is disposed of.

At the operational level, transaction risk is hedged against each company's functional currency as described in (I) «Organisation of financial risk management». Orkla applies hedge accounting for most hedges of future transactions, either cash flow hedges, or fair value hedges of firm commitments. The different types of hedges are described in section (III) "Hedging and fair value of derivative financial instruments".

The Group's aggregated outstanding currency hedges of future transactions as of 31 December 2008 are shown in Table 1.

TABLE 1
Foreign exchange contracts[1]
linked to hedging of future cash flow as of 31 December 2008
Amounts in million

Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	3,707	EUR	424	2009
NOK	1,494	EUR	173	2010
NOK	863	EUR	102	2011
NOK	321	EUR	38	2012
NOK	303	EUR	36	2013
NOK	25	EUR	3	2014
NOK	217	JPY	3,374	2009
NOK	38	JPY	607	2010
NOK	1,164	USD	182	2009
NOK	342	USD	61	2010
NOK	427	USD	77	2011
NOK	460	USD	83	2012
NOK	80	USD	15	2013
SEK	611	EUR	62	2009
SEK	120	NOK	104	2009
CAD	34	USD	29	2009

[1] In currency pairs where the net total of hedges is more than NOK 100 million.

Interest rate risk

Orkla's interest rate risk is mainly related to the Group's debt portfolio. This risk is managed at Group level. The Group's policy is that interest costs should follow the general trend in money market rates. Further, steps are taken to mitigate the effects of short-term fluctuations in money market rates. Decisions regarding interest hedging are made by the Treasury Committee. The interest risk profile of the debt portfolio is determined by selection of interest periods on the Group's loans and the use of currency and interest rate derivatives. As of 31 December 2008, 4 % (2007: 25 %) of the Group's interest-bearing liabilities was at fixed interest rates for periods exceeding one year.

The interest rate exposure on interest-bearing liabilities broken down by currency and financial instrument is shown in Table 2 a and b. For currency forwards and basis-swaps the asset and liabilities parts are shown separately per currency.

TABLE 2a
Debt portfolio by instrument and interest risk profile

Amounts in NOK million		**Next interest rate adjustment**					
	31.12.2008	**0-3 months**	**3-6 months**	**6-12 months**	**1-3 years**	**3-5 years**	**>5 years**
Bonds	**9,892**	895	2,141	720	1,078	1,345	3,713
Bank loans/other loans	**23,033**	19,664	3,242	-	3	84	40
Basis-swaps	**71**	-	71	-	-	-	-
Interest rate swaps (fair value hedge)	**47**	3,128	3,009	(700)	(1,000)	(1,242)	(3,148)
Interest rate swaps (cash flow hedge)	**0**	(2,531)	1,517	-	-	-	1,014
Interest rate derivatives (others)	**8**	(4,400)	2,408	2,000	-	-	-
Currency forwards	**201**	82	137	(9)	(9)	-	-
Gross interest-bearing liabilities	**33,252**	16,838	12,525	2,011	72	187	1,619
	31.12.2007						
Commercial paper	345	345	-	-	-	-	-
Bonds	8,773	1,964	1,818	-	1,497	-	3,494
Bank loans/other loans	10,130	6,631	3,460	-	12	21	6
Interest rate swaps (fair value hedge)	(93)	2,866	2,133	-	(1,512)	-	(3,580)
Interest rate swaps (cash flow hedge)	0	(1,867)	(949)	-	634	1,361	821
Interest rate derivatives (others)	93	(2,184)	336	(4)	1,945	-	-
Currency forwards	33	12	18	3	-	-	-
Gross interest-bearing liabilities	19,281	7,767	6,816	(1)	2,576	1,382	741

TABLE 2b
Debt portfolio by instrument and currency

Amounts in NOK million	**31.12.2008**	**NOK**	**SEK**	**EUR**	**USD**	**DKK**	**Other**
Bonds	**9,892**	5,928	438	1,076	1,964	-	486
Bank loans/other loans	**23,033**	2,301	1,441	2,902	16,063	96	230
Basis-swaps/Interest rate derivatives	**126**	(398)	679	-	(686)	531	-
Currency forwards	**201**	2,487	3,257	3,761	(14,282)	1,994	2,984
Gross interest-bearing liabilities	**33,252**	10,318	5,815	7,739	3,059	2,621	3,700
Average interest fixing period	**0.5 years**	0.3 years	1.6 years	0.2 years	0.4 years	0.2 years	0.2 years
Interest level borrowing rate	**4.5 %**	5.5 %	4.3 %	3.7 %	1.9 %	4.7 %	6.0 %
	31.12.2007						
Commercial paper	345	345	-	-	-	-	-
Bonds	8,773	6,366	401	199	1,344	-	463
Bank loans/other loans	10,130	1,394	115	5,072	3,162	170	217
Basis-swaps/Interest rate derivatives	0	24	636	-	(630)	-	(30)
Currency forwards	33	(9,112)	5,146	440	(678)	1,905	2,332
Gross interest-bearing liabilities	19,281	(983)	6,298	5,711	3,198	2,075	2,982
Average interest fixing period	0.9 years	0.4 years	1.1 years	1.5 years	0.7 years	0.3 years	0.2 years
Interest level borrowing rate	4.9 %	6.3 %	4.6 %	4.6 %	5.4%	5.0 %	6.0 %

Accrued interests for loans and interest rate derivatives are not included as interest-bearing items.

Liquidity risk

One of the most important goals of Orkla's financial policy is to ensure that the Group has sufficient financial flexibility in the short and long term to achieve its strategic and operational objectives.

Orkla's policy is to have sufficient unutilised, long-term, committed credit facilities to cover loans that fall due and known capital needs over the next 12 months, as well as a strategic reserve. This means that Orkla's credit facilities are normally refinanced one year before maturity. Commercial paper and money markets are therefore only used as a source of liquidity when conditions in these markets are competitive compared to drawing on unutilised committed long-term credit facilities.

Cash flows from operations are largely stable, and the Group Treasury monitors liquidity flows through short-term and long-term reporting. The above mentioned measures mean that the Group has limited liquidity risk.

In order to further reduce refinancing risk, Orkla seeks to ensure that the maturities of loans and credit facilities are evenly distributed. The breakdown of the Group's interest-bearing liabilities and unutilised, committed credit facilities by maturity and classes of financial instruments are shown in Table 3. As of 31 December 2008 the average time to maturity on the Group's combined interest-bearing liabilities and unutilised credit facilities was 4.7 years, compared with 5.3 years as of 31 December 2007.

Orkla's most important sources of financing are bilateral loans from Orkla's relationship banks and loans in the Norwegian bond market. The Group Treasury also continuously assesses other funding sources. During 2007 Orkla established loans in the US private placement market and in 2008 Orkla established a loan in the German Schuldschein market.

The financial crisis has reduced the availability of capital in the funding markets and affected the costs of new funding negatively. However, Orkla has completed all planned refinancing measures during 2008.

Orkla has no loan agreements with financial covenants. The loan agreements include some limitations on disposals of companies, creation of security interest on assets, and borrowing at subsidiary level.

TABLE 3
Group interest-bearing liabilities by source and maturity profile

Amounts in NOK million	31.12.2008[1]	Maturity 2009	2010	2011	2012	2013	After 2013
Liabilities							
Bonds[2]	**9,892**	971	926	502	499	1,583	5,411
Bank loans[3]	**22,091**	1,849	1,178	5,122	5,756	3,039	5,147
Other loans	**942**	554	267	25	20	19	57
Interest-bearing derivatives	**327**	280	47	-	-	-	-
Gross interest-bearing liabilities	**33,252**	3,654	2,418	5,649	6,275	4,641	10,615
Receivables							
Cash and cash equivalents	**4,438**						
Other interest-bearing receivables	**1,390**						
Net interest-bearing liabilities	**27,424**						
Unutilised committed credit facilities[2]	**8,124**	-	228	2,115	895	3,000	1,886

Amounts in NOK million	31.12.2007[1]	Maturity 2008	2009	2010	2011	2012	After 2012
Liabilities							
Commercial paper[2]	345	345	-	-	-	-	-
Bonds[2]	8,773	1,032	1,514	869	167	-	5,191
Bank loans[3]	8,628	638	440	486	3,026	1,000	3,038
Other loans	1,502	1,141	40	189	18	24	90
Interest-bearing derivatives	33	33	-	-	-	-	-
Gross interest-bearing liabilities	19,281	3,189	1,994	1,544	3,211	1,024	8,319
Receivables							
Cash and cash equivalents	2,966						
Other interest-bearing receivables	137						
Net interest-bearing liabilities	16,178						
Unutilised committed credit facilities[3]	11,495	-	113	453	1,473	5,369	4,087

[1] In addition interest falls due for payment. 96% of the gross interest bearing debt is at floating rates with interest risk profile and currency distribution as shown in table 2b.
[2] Commercial paper and bonds are detailed separately in this Note.
[3] The Group's bank loans are largely bilateral multi-currency loans in EUR and NOK.

The Group also has cash pools and bank accounts with short-term credit lines. Unutilised credit lines on these accounts are excluded from the figure for unutilised drawing facilities in the table above.

TABLE 4
Commercial paper and bonds

Amounts in million ISIN	Coupon[1]	Term (dd/mm/yyyy)	Currency	Notional in ccy million[2]	Book value 31.12.2008	Book value 31.12.2007
Commercial paper						
NO 10346018	5.45 %	27.8.2007-27.2.2008	NOK	500	-	345

Amounts in million ISIN	Coupon[1]	Term	Currency	Notional in ccy million[2]	Book value 31.12.2008	Book value 31.12.2007
Bonds						
XS 170907124	5.31 %	2003/2008	EUR	10		80
NO 10198351	6.62 %	2003/2008	NOK	575		398
NO 10167018	6.36 %	2002/2009[3]	NOK	600		533
NO 10167000	7.15 %	2002/2009	NOK	800	**718**	708
XS 174791300	5.84 %	2003/2010	EUR	10	**99**	80
NO 10198369	5.82 %	2003/2010	NOK	700	**724**	690
NO 10439235	6.70 %	2008/2011	NOK	200	**217**	
NO 10439185	5.10 %	2008/2011	NOK	200	**100**	
NO 10439193	5.15 %	2008/2012	NOK	600	**499**	
NO 10177538	6.54 %	2003/2013	NOK	1,500	**605**	565
NO 10219223	8.74 %	2004/2014	NOK	400	**400**	400
NO 10364920B	5.70 %	2007/2017	NOK	1,200	**1,264**	1,177
NO 10364912B	7.51 %	2007/2017	NOK	1,300	**1,297**	1,297
Private placements					**3,969**	2,845
Total					**9,892**	8,773

[1] The nominal interest rate is not an expression of the Group's actual interest cost, since various interest rate swaps have been entered into. For bonds with floating rate coupons the current interest rate is quoted.
[2] Of the notional amount the Group holds some of its own bonds. These reduce recognised liabilities.
[3] Repaid one year prior to maturity.

The fair value of bonds is NOK 9,393 million as of 31 December 2008 (2007: NOK 8,752 million). Fair value of bonds quoted on exchanges is calculated on the basis of observed market rates, whereas book values are used for other loans, as fair value of debt not listed on exchanges has been hard to determine due to volatile credit spreads during the last half of 2008. The fair value is considered to be below cost as of year-end.

Credit risk

The management of credit risk related to accounts receivable and other operating receivables is handled as part of the business risk, and is continuously monitored by the operating entities. When selling in countries with high political risk, trade finance products are used to reduce the credit risk, and to some extent credit insurance is used. With these risk mitigation measures in place, the current credit risk is considered acceptable. There is no significant concentration of credit risk in respect of single counterparties.

Orkla Financial Investments has short term credit risk related to settlement of a limited number of share transactions which are not settled through clearing-houses, particularly in countries outside the Nordic region, e.g. Russia.

Orkla considers its credit risk related to other financial instruments to be low. Firstly, Orkla seeks to minimise the liquid assets deposited outside the Group. Secondly, relationship banks that provide long-term funding are the targeted counterparties for bank accounts and financial hedge transactions according to policy. For deposits of excess liquidity with other counterparts, Orkla has requirements relating to the bank's credit rating.

Orkla ASA has International Swap Dealers Association (ISDA) agreements with its counterparts for derivative interest-rate and currency transactions, which provide for netting of settlement risk. ISDA agreements are also in place for Elkem AS and Sapa.

Maximum credit risk

The maximum credit exposure for the Group related to financial instruments-corresponds to total gross receivables. In the hypothetical, unlikely event that no receivables are redeemed this amounts to:

Amounts in NOK million	**2008**	2007
Accounts receivable	**9,724**	9,536
Cash and cash equivalents	**4,438**	2,966
Derivatives	**1,440**	593
Other receivables	**856**	248
Total	**16,458**	13,343

Price risk on input factors and sold products

The Group is exposed to price risks in respect of a number of raw materials and products sold. The following section describes price risks that are hedged by means of financial instruments. This applies to aluminium and to electric power, both as input factors and as sold products.

Aluminium

For Sapa, the price of both products and metal purchases is affected by fluctuations in the LME price of aluminium. Sapa seeks to reduce this risk by linking prices from metal suppliers to prices towards customers. Aluminium futures are used to some extent, within defined limits, as hedging of metal in stock which is not sold at agreed prices. As of 31 December 2008 Sapa had net purchased 3,915 tonnes of aluminium at the LME.

Power

Elkem and Borregaard produce and consume electric power, but are net purchasers of power and have entered into long-term contracts with Scandinavian power producers. In order to meet needs for additional power and to optimise such factors as 24-hour variations, seasonal variations, and their own production level, Elkem and Borregaard utilise financial and physical contracts that are traded bilaterally, or at Nord Pool. Further, mandates are established for hedging and trading, operating within specified limits.

Elkem and Borregaard have hedging strategies which enable hedging of part of the future expected power consumption as well as power production. The purpose of this hedging is to reduce the risk from volatility in the power prices.

As of 31 December 2008 Elkem and Borregaard had purchased forward contracts totalling 2,643 GWh (2007: 2,887 GWh) as cash flow hedges for net future power consumption.

Price risk on shares

Price risk related to the Share Portfolio is described in Note 18.

Orkla has entered into total return swaps with financial institutions for hedging of costs related to the management bonus programmes where the changes in fair value depend on the changes in the price of the Orkla share. These hedges are further described in Note 6.

Sensitivity analysis

The financial instruments of the Group are exposed to different types of market risk which can affect the income statement or the statement of changes in equity. Financial instruments, in particular derivatives, are applied as a means of hedging both financial and operational exposure.

In Table 5, Orkla presents a partial analysis of the sensitivity of financial instruments, where the isolated effect of each type of risk on the income statement and on equity is estimated. This is done on the basis of a selected hypothetical change in market prices/rates on the balance sheet as of 31 December 2008. For hedge relationships where financial instruments hedge operational risk exposure, the numbers include only the effect of changes to the financial instruments, although the net risk is low or eliminated, e.g. for currency risk on firm commitments, where the change in the fair value of the hedging contract is recognised, whereas the hedged commitment itself is not a financial instrument and is therefore not shown.

For 2008 hedge accounting is no longer used for currency forward contracts hedging the currency risk of the Share Portfolio. This means that fair value changes on the currency forward contracts are recognised in the income statement, and fair value changes from currency gain/loss on the shares (available for sale) are taken to equity. Therefore this leads to increased volatility in the income statement.

TABLE 5

Amounts in NOK million	income statement from increase	income statement from decrease	Accounting effect on equity from increase	Accounting effect on equity from decrease
Financial instruments in hedging relationships				
Interest rate risk: 100 bp parallel shift in interest curves all currencies	(201)	201	76	(83)
Currency risk: 10 % change in FX-rate USD/NOK	(196)	196	(52)	57
Currency risk: 10 % change in FX-rate EUR/NOK	(667)	667	(372)	372
Currency risk: 10 % change in FX-rate SEK/NOK	(214)	214	(52)	52
Price risk: 20 % change in LME-prices	(66)	66	78	(78)
Price risk: 20 % change in Nord Pool power prices	-	-	203	(203)
Share price risk: 10 % change in the price of the Orkla share	6	(6)	-	-
Financial instruments not in hedging relationships				
Price risk: 20 % change in Nord Pool power prices	58	(58)	-	-
Share price risk Share Portfolio, see Note 18				

Accounting effects from changes in market risk are classified to income statement and equity according to where the effect of the changes in fair value will be recognised initially. Effects recognised in income statement will also affect equity beyond the figures presented in the table.

(III) HEDGING AND FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Group seeks as far as possible to apply the IFRS rules for hedge accounting.

The table below shows the fair value of all outstanding derivative financial instruments grouped according to treatment in the financial statements:

TABLE 6

Amounts in NOK million	31.12.2008 Fair value	31.12.2008 Notional amounts[1]	31.12.2007 Fair value	31.12.2007 Notional amounts[1]
a) Cash flow hedges				
Interest rate swaps	**44**	**7,288**	10	5,308
Currency forwards, currency swaps	**(342)**	**8,039**	54	2,637
Aluminium futures	**(181)**	**514**	(636)	2,277
Energy forwards	**(439)**	**1,394**	250	930
Embedded derivatives in energy contract (aluminium and USD)				
- LME-Component (aluminium)			(554)	2,895
- USD-Component			193	2,115
Total	**(918)**		(683)	
b) Net investment hedges of foreign entities				
Currency forwards, currency swaps	**(915)**	**8,169**	(97)	7,080
Total	**(915)**		(97)	
c) Fair value hedges				
Interest rate swaps	**768**	**6,090**	164	4,873
Currency forwards, currency swaps	**(1,049)**	**5,298**	88	10,376
Aluminium futures	**127**	**401**	(4)	90
Total	**(154)**		248	
d) Other derivatives - Fair value changes recognised in income statement				
Energy forwards/futures/options	**76**	**254**	101	586
Currency forwards, currency swaps	**433**	**13,085**	(16)	1,130
Interest rate derivatives	**(56)**	**11,490**	(5)	6,902
Put-options - the REC share			(67)	6,676
Total return swap – the Orkla share	**3**	**60**	87	60
Other derivatives	**(1)**	**69**	(2)	46
Total	**455**		98	
Total hedging and fair value of derivative financial instruments	**(1,532)**		(434)	

[1] For derivatives composed of a long and a short position (i.e. currency forwards and fixed to floating interest rate swaps) «Notional amounts» expresses the capital amount of either the long or the short position in the derivative contract. This is presented as an absolute value, and derivatives of the same class and type are netted.

Calculation of fair value:

- Currency forwards and currency swaps are measured at fair value using the observed forward exchange rate for contracts with a corresponding term to maturity on the balance sheet date.
- Interest rate swaps are measured at fair value using the present value of future cash flows calculated from observed market interest rates and exchange rates at the balance sheet date including accrued interest.
- Energy forwards are measured at fair value using the quoted price at Nord Pool.
- Aluminium futures are measured at fair value using the quoted futures price at the LME.
- The fair value of currency options is calculated using Garman-Kohlhagen's version of the Black-Scholes Option pricing method, and the variables are based on observed indicative market prices at the balance sheet date.
- 2007: Embedded derivative: The volume of aluminium and USD implicitly sold each year has been calculated for each contract and these embedded derivatives are separated from the host contracts and valued at fair value, defined as the difference between the current market prices of USD and aluminium and the corresponding market prices at the time the contracts were entered into. Future differences have been discounted to present value.
- 2007: Fair value of written put-options on the REC share is calculated by using the Black-Scholes option pricing formula, and the variables are based on observed market price and calculated historic volatility of the REC share, as well as conditions in the underlying option agreements.

These derivative financial instruments are designated in hedge relationships as follows:

a) Cash flow hedges

Orkla maintains interest rate swaps for hedging of future interest payments on liabilities that qualify for hedge accounting. These are swaps where Orkla pays a fixed interest rate and receives a floating rate.

In hedges of currency risk on highly probable future cash flows, both currency forward contracts and currency options are designated as hedging instruments.

Sapa's purchases of aluminium futures on the LME are designated as hedging instruments in cash flow hedges. These contracts had a negative fair value of NOK 181 million as of 31 December 2008.

Power derivatives entered into by Elkem and Borregaard for the purchase of power are designated as hedging instruments in hedges for cash flows from future consumption of electric power. As of 31 December 2008 these derivatives had a negative fair value of NOK 439 million.

All derivatives designated as hedging instruments in cash flow hedges are carried at fair value in the balance sheet. Changes in fair value are provisionally recognised in the equity hedging reserve, and recycled to the income statement as the cash flows being hedged are recognised in the income statement.

During 2008 a loss of NOK 6 million was recorded in the income statement as a result of hedging inefficiency. All expected cash flows which have been hedged during 2008 still qualify for hedge accounting.

Amounts in NOK million	2008	2007
Opening balance hedging reserve	**(519)**	(505)
Net investment hedges reclassified to translation effects		(173)
Reclassified to P/L - operating revenues	**(41)**	227
Reclassified to P/L - operating costs	**121**	(30)
Reclassified to P/L - financial income	**(4)**	(8)
Reclassified to P/L - discontinued operations	**193**	0
Fair value change during the year	**(201)**	(30)
Closing balance hedging reserve	**(451)**	(519)

Accumulated hedging gain/loss from cash flow hedges recognised in the equity hedging reserve (net of taxes) as of 31 December 2008 is expected to be recycled to the income statement as follows:

2009:	NOK -172 million
After 2009:	NOK -279 million

b) Hedges of net investments in foreign entities

Currency risk on foreign net investments is hedged with either loans, currency forward contracts, or cross currency swaps.

During 2008 a currency loss of NOK 1 million (2007: NOK 1 million) relating to net investment hedges of divested investments, was recycled to the income statement.

c) Fair value hedges

Some of Orkla's loans in the bond market carry fixed interest coupons. The interest rate risk is hedged with interest rate swaps in fair value hedges where Orkla receives the fixed rate and pays a floating rate. The changes in fair value of the loans being hedged are recognised in the income statement as interest expense, together with changes in the fair value of the interest rate swaps.

Orkla has hedges of currency risk on firm commitments using forward currency contracts. Gain/losses on hedging objects, as well as on hedging instruments are recorded as currency gain/loss in the income statement.

Sapa sells aluminium contracts in order to hedge the value of stocks in fair value hedges. These hedging instruments had a positive fair value of NOK 127 million as of 31 December 2008.

d) Derivatives not in formal hedging relationships

There are also derivatives not included in hedging relationships according to IFRS for the following reasons:

- Derivatives are not designated in formal hedging relationships when changes in the fair value of hedging instruments and hedging objects are naturally offset in the income statement, for example currency risk on loans and other monetary items.
- Meeting strict IFRS hedge accounting criteria is not always possible or practical In 2008 Orkla Financial Investments decided to discontinue hedge accounting for currency hedges of the Share Portfolio. Some of the other currency hedges, some of the forward contracts of power, and forward rate agreements (FRAs) are within this category.
- Derivatives held for position taking under defined limits. This category includes trading portfolios of power contracts held at Elkem and Borregaard.

Changes in the fair value of derivative instruments which are not part of a hedging relationship are immediately recognised in the income statement.

FINANCIAL INSTRUMENTS AS OF 31 DECEMBER 2008

Amounts in NOK million	Book value 2008	Fair value 2008
Financial assets available for sale		
Share Portfolio - equity investments	10,803	10,803
Loans and receivables		
Non-current financial receivables	202	202
Current trade and other receivables	10,562	10,562
Current financial investments	446	446
Cash and cash equivalents	3,993	3,993
Financial liablities measured at amortised cost		
Non-current financial liabilities	(29,551)	(29,052)
Current trade and other liabilities	(9,785)	(9,785)
Fair value through profit and loss		
Share Portfolio - equity investment associates	642	642
Derivatives - held for trading		
Receivables	77	77
Derivatives - hedging instruments		
Non-current receivables	679	679
Current receivables	100	100
Non-current liablitites	(47)	(47)
Current liabilities	(1,416)	(1,416)
Fair value through equity		
Derivatives - hedging instruments		
Non-current receivables	55	55
Current receivables	400	400
Current liablities	(1,318)	(1,318)
Total	(14,158)	(13,659)
Gain not recognised in income statement		499

24 LEASES, COMMITMENTS, OTHER MATTERS AND EVENTS AFTER THE BALANCE SHEET DATE

Several matters that are not covered by the actual concept of accounting may be crucial to the way in which the financial statements are understood. For instance, there may be matters relating to guarantees that have been provided or time-limited agreements that may have an impact on future earnings. There may be unresolved legal disputes that could have significant effects if the judgment passed is not as expected. The information below is intended to shed light on such matters and, in combination with the financial statements and other notes, to provide a correct overall picture of the Group's total earnings and financial position.

Leases show the Group's current and non-current commitments arising from leasing contracts for property, plant and equipment. Most leases are regarded as operating leases, and the lease amounts are presented only as operating expenses in the Group's income statement. Finance leases are capitalised.

Reported costs relating to operating leases reflect the minimum leasing cost during the term of notice.

Lessee Operating leases

Rented/leased property, plant and equipment	Machinery/ plant		Land, building, property		Fixtures, vehicles etc.		Other assets		Total	
Amounts in NOK million	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Cost current year	**54**	81	**183**	190	**134**	116	**13**	12	**384**	399
Cost next year	**43**	42	**146**	111	**106**	101	**13**	12	**308**	266
Total costs 2-5 years	**98**	84	**202**	232	**196**	162	**23**	16	**519**	494
Total costs after 5 years	**7**	3	**6**	51	**46**	13	**0**	0	**59**	67
Total future leasing costs	**148**	129	**354**	394	**348**	276	**36**	28	**886**	827

Lessee Finance leases

Rented/leased property, plant and equipment	Machinery/ plant		Land, building, property		Fixtures, vehicles etc.		Total	
Amounts in NOK million	2008	2007	2008	2007	2008	2007	2008	2007
Cost current year	**3**	4	**1**	1	**2**	2	**6**	7
Cost next year	**2**	8	**9**	6	**1**	3	**12**	17
Total costs 2-5 years	**2**	3	**33**	17	**1**	2	**36**	22
Total costs after 5 years	**0**	0	**12**	13	**1**	1	**13**	14
Total future leasing costs	**4**	11	**54**	36	**3**	6	**61**	53
Discounted effect	**(1)**	-	**(15)**	(5)	**(2)**	-	**(18)**	(5)
Net present value leasing costs	**3**	11	**39**	31	**1**	6	**43**	48

Mortgages and guarantees *show how large a part of the Group's assets is pledged to mortgagees in the event of a bankruptcy or a winding-up. Claims that have priority by law (taxes and charges, wages, etc.) must also be taken into account. The table shows that the book value of pledged assets is considerably higher than outstanding mortgage loans. Moreover, the Group's most important loan agreements are based on a negative pledge and therefore the Group can only to a very limited extent mortgage its assets to secure its liabilities.*

Amounts in NOK million	2008	2007
Liabilities secured by mortgages	**914**	40
Mortgaged assets		
Machinery, vehicles, etc.	**137**	199
Buildings and plants	**89**	101
Other real property	**52**	5
Inventories, accounts receivables, etc.	**80**	62
Total book value	**358**	367

Guarantee commitments *are undertaken as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee commitments cover a variety of guarantees such as surety, rental guarantees and guarantees for other payments.*

Guarantees

Amounts in NOK million	2008	2007
Subscribed, uncalled limited partnership capital	**546**	949
Other guarantee commitments	**1,263**	312
Total guarantee commitments	**1,809**	1,261

The Group makes limited use of guarantees, and has reduced its exposure in respect of general partnerships. As of 31 December 2008, the Group has joint and several liability related to its investment in Elkem Aluminium ANS (see Note 2). A decision was made to sell/swap Elkem Aluminium ANS as of 22 December 2008. Joint and several liability is limited to a percentage of non-book liabilities in the joint venture.

LONG-TERM COOPERATION AGREEMENTS

Agreement with Unilever. Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was last renegotiated in 1995. The agreement runs until 2014.

Mining. Orkla operates two mines, Elkem Tana AS and Elkem ASA, Mårnes branch, which normally produce 735,000 tonnes and 112,000 tonnes of quartzite per year, respectively. The quarry area of Elkem Tana is owned by the State of Norway and at the current rate of extraction known reserves will last until 2033. The quarry area of the Elkem Mårnes branch is owned by local landowners and at the current rate of extraction known reserves will last until 2034. In the case of Elkem Tana, an extraction fee is paid per tonne to the landowner, the State of Norway. In addition, an annual provision is made to a fund to cover the costs of landscaping the site when mining operations have been terminated. The fee paid per tonne by the Elkem Mårnes branch to the landowner is index-linked.

Elkem also has access to quartz through its investment in Erimsa SA, a Spanish company.

Ownership interests in mines and mine quarries are depreciated over the shorter of their useful economic life and their remaining useful life. The remaining useful life is calculated on the basis of known reserves and planned annual extraction.

OTHER MATTERS

Power contracts. Through Elkem and Borregaard the Orkla Group has substantial power contracts. These are described in Note 27.

Other contracts. The Group has entered into contracts for the sale and purchase of goods and services in connection with the production of potatoes, vegetables, fish, cellulose and the like. These contracts are regarded as part of the Group's ordinary operating activities and are therefore not specified or indicated in any other way. The contracts are deemed to be strict sale or purchase contracts with no embedded derivatives.

EVENTS AFTER THE BALANCE SHEET DATE

Significant events after the balance sheet date that occur before the Board of Directors has approved the financial statements may make it necessary to change the annual financial statements or to disclose the matter in the notes to the financial statements. If new information emerges regarding a matter that existed on the balance sheet date, and the matter is significant, the financial statements must be changed. If events concern matters that arose after the balance sheet date, the matters may have to be disclosed in a note.

In accordance with the principles applied by the Group, certain shares in the Share Portfolio which have declined permanently or significantly in value are written down to their fair value in the income statement. In the event of a further decline in value, a further write-down will automatically be taken on shares that have already been written down, regardless of the above-mentioned criteria. This has resulted in write-downs of NOK 5.7 billion in 2008, and further write-downs will be taken if financial markets remain weak. See Note 18.

25 RELATED PARTIES

Two parties are deemed to be related if one party can influence the decisions of the other. Related party relationships are a normal feature of commerce and business. However, related parties are in a position to enter into transactions with the company that would not be undertaken between unrelated parties. A company's profit or loss and financial position could in principle be affected by a related party relationship even if no transactions with related parties have actually taken place. The mere existence of the relationship may be sufficient to affect the way the company's other transactions are perceived. To ensure full access to all information of this nature, the following related party relationships are disclosed below.

Orkla ASA is a parent company and has direct and indirect control of around 400 different companies in various parts of the world. Directly-owned subsidiaries are presented in Note 9 to Orkla ASA's financial statements, while other important companies are presented in the Group Directory on page 124. Orkla ASA's internal relationship with these companies is shown on separate lines in the company's financial statements (see the Financial Statements for Orkla ASA). Activity within the Group is reported in the segment information disclosed in Note 4.

Orkla has ownership interests in joint ventures. These are presented line by line in the consolidated financial statements based on the Group's ownership interest. The Group's share of internal balances and transactions relating to the joint ventures has been eliminated in the consolidated financial statements. Orkla otherwise has no special transactions related to these companies. The Group also has ownership interests in associates. There have been no special transactions between these associates and the Group.

Internal trading within the Group is carried out in accordance with special agreements on an arm's length basis, and joint expenses in Orkla ASA are distributed among the Group companies in accordance with distribution formulas, depending on the various types of expense. For further information on intercompany transactions, see Note 4 «Segments».

Orkla's largest shareholder is the Canica-system (23.3 %). There have been no other transactions between Orkla and the Canica-system, and no form of loan relationship has been established. The Canica-system and Orkla ASA both own shares in certain companies.

There have been no other transactions with related parties. Information regarding the executive management is disclosed in Note 6 to the consolidated financial statements and Note 5 to the financial statements for Orkla ASA.

26 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In a Group as large as Orkla, the corporate structure will change over time as companies are sold and purchased. In connection with major acquisitions, pro forma figures will normally be prepared for the new business combination, while major divestments will be presented as «discontinued operations», extracted from both the figures for the period and comparative figures, and presented on one line in the income statement. This is done in order to make the figures comparable over time and to focus on continuing operations.

A decision was made to exchange the Group's stake in Elkem Aluminium ANS (EAANS) for Alcoa's minority interest in Sapa Profiles. The transaction will be completed in 2009.

Income statement

	Elkem Aluminium ANS		EAANS and Orkla Media
Amounts in NOK million	**2008**	**2007**	**2006**
Operating revenues	**2,688**	2,450	8,586
Operating expenses external	**(2,584)**	(2,002)	(7,606)
Depreciations and impairment property, plant and equipment	**(180)**	(161)	(378)
Amortisation intangible assets	**(19)**	(10)	(13)
Operating profit/loss	**(95)**	277	589
Profit/loss from associates			376
Net financial items	**19**	16	237
Profit/loss before taxes	**(76)**	293	1,202
Taxes	**21**	(82)	(157)
Profit/loss after taxes	**(55)**	211	1,045
Minority interests' shares of profit for the year			(6)
Profit/loss in discontinued operations	**(55)**	211	1,039
Settlement discontinued operations			3,469
Profit/loss discontinued operations	**(55)**	211	4,508
Net profit Netzeitung			(35)
Total discontinued operations	**(55)**	211	4,473

Cash flow Elkem Aluminium ANS

Amounts in NOK million	**2008**
Cash flow from operating activities	**185**
Cash flow from investing activities	**(160)**
Cash flow from financing activities	**0**
Change in cash and cash equivalents	**25**

27 POWER AND POWER CONTRACTS

The Group both owns and leases large power plants. The table below shows the type of power plant, annual production capacity, ownership status and key financial terms and conditions. See also Note 23 for information on power.

Plant, type, location/contract	Annual saleable production/contract volume	Ownership, status and remaining utilisation period/contract duration	Key financial terms and conditions
POWER PLANTS[1]			
NORWAY			
Sauda I **Sauda II** **Sauda III** Hydropower reservoir Rogaland		Sauda I will be taken out of operation during 2009 Sauda II is now part of the Dalvatn power station Sauda III was taken out of operation in 2008 Leased by AS Saudefaldene[2] from Statkraft until 2030.	Annual delivery obligation of 883 GWh to Eramet Norway AS until 31 December 2010, then 436 GWh. At the end of the lease, the plants must be in good working condition.
Storlivatn Power plant Hydropower reservoirs Rogaland		Owned by AS Saudefaldene[2] until 2009. From 1 January 2010 leased from Statkraft until 2030.	At the end of the lease, the plant must be in good working condition.
Svartkulp Power plant **Dalvatn Power plant** **Sønnå Høy Power plant** **Sønnå Lav Power plant** Hydropower reservoirs Rogaland	The power system is being expanded. After the expansion, the system will have an annual production of approx. 2,000 GWh (incl. Storlivatn power plant)	Operation started November 2001 Operation started December 2006 Operation started August 2008 Operation started October 2008 All stations are owned by AS Saudefaldene[2] until 2030.	On hand-over to Statkraft the plants must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031. Statkraft shall pay Elkem the residual tax value of assets at hand-over.
Svelgen I, Svelgen II Hydropower reservoirs Sogn og Fjordane	260 GWh	Leased by Elkem Energi Bremanger AS from Statkraft until 2030.	At the end of the lease, the plants must be in good working condition.
Svelgen III, Svelgen IV Hydropower reservoirs Sogn og Fjordane	417 GWh	Owned by Elkem Energi Bremanger AS. Revert to the State of Norway respectively 2021 and 2029.	At reversion the plants must be in good working condition.
Straumane Power plant Hydropower reservoir Sogn og Fjordane	7 GWh	Operation started May 2005. Owned by Elkem Energi Bremanger AS until 2030.	At reversion to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031. Statkraft shall pay Elkem the residual tax value of assets at hand-over.
Fossekallen Power plant Hydropower without reservoirs Sogn og Fjordane	0.4 GWh	Operation started August 2007. Owned by Elkem Energi Bremanger AS	
Siso Power plant Hydropower reservoir Nordland	954 GWh	Owned by Elkem Energi Siso AS. Reverts to the State of Norway 2026.	At reversion the plant must be in good working condition.
Lakshola Power plant Hydropower reservoir Nordland	113 GWh	Owned by Elkem Energi Lakshola AS. Reverts to the State of Norway 2056.	At reversion the plant must be in good working condition.
Borregaard Power plant Hydropower run-of-river, Sarpsfossen in Glomma Sarpsborg	189 GWh	100 % ownership, infinite licence period.	Due to investments in two new generators, production capacity will increase as from 2009.
Sarp Power plant Hydropower run-of-river, Sarpsfossen in Glomma Sarpsborg	265 GWh	50 % ownership, infinite licence period. The other ownership interest owned by Hafslund Production.	Hafslund Production has the operational responsibility.
Trælandsfos Power plant Hydropower run-of-river, Kvinesdal, Vest Agder	30 GWh	100 % ownership, infinite licence period.	
Mossefossen Power plant Hydropower run-of-river, Moss, Østfold	14 GWh	100 % ownership, partly infinite licence period.	
CANADA			
Centrale Hydropower run-of-river Chicoutimi, Quebec	235 GWh	Owned by Elkem Metal Canada Inc. Water rights expired 2005. Contract negotiations were concluded in 2008, and a new contract that will run until 2031 is expected to be signed in 2009.	Requirements relating to maintenance/ investments and sign on fee are included in the terms of the contract.
POWER CONTRACTS			
NORWAY			
Statkraft (various contracts for various units)	2,172[3] GWh	Expire 2009-2011.	Varying degree of index adjustment, annual or multi-year interval.
Agder Energi	148 GWh	Expire 2015-2019.	Partial index adjustment.
Sogn og Fjordane Energi	10 GWh	Replacement power. Expires 2029	Time-of-use contract, taken out October-April.
SiraKvina replacement power	35 GWh	Infinite	Replacement for lost production in Trælandsfos.
DNN	238 GWh	Expire 31 December 2030.	Reduction of volume from 1 January 2011.
ICELAND			
Landsvirkjun (Icelandic Alloys Ltd)	1,035 GWh	Expire 2019. Elkem has an option on a 10-year extension of the contract.	The price is index-linked to Norwegian price indices.
CANADA			
Hydro Quebec	280 GWh	Contract automatically renewed every year.	Prices are fixed by an energy committee and approved by the authorities.

[1] Saleable normal production at Elkem's power plants is calculated based on normal precipitation (ref. 1990-2008). [2] Elkem owns 85 % of AS Saudefaldene. [3] Applies to deliveries from 1 January 2009.

Power plant assets are depreciated over the shorter of useful economic life and remaining utilisation/lease period. The contract with Vattenfall concerns only Elkem Aluminium ANS and has therefore been removed from the list of contracts as of year-end 2008.

Financial statements for Orkla ASA

In addition to all head office activities, the financial statements of the holding company Orkla ASA cover the Group's Share Portfolio and its real estate activities, which are part of the business operations of Orkla Eiendom.

Activities at head office include the Group's executive management and the corporate functions information, legal affairs, corporate development, HR, accounting/finance, risk management and internal audit. The corporate function staffs largely carry out assignments for the Group's other companies, and charge the companies for these services. The Group Treasury acts as a Group bank and is responsible for the Group's external financing, management of the Group's liquid assets and overall management of the Group's currency and interest risks. There are two other corporate functions at the head office: Corporate Development Purchasing (CDP) and Corporate Development Operations (CDO). CDP assists companies in efforts to improve purchasing activities in order to achieve higher quality and exploit purchasing economies of scale within the Orkla Group. CDO provides similar assistance in connection with production. These departments charge the Group companies for services rendered.

Orkla ASA owns certain trademarks that are utilised by various companies in the Orkla Group. Royalty fees are invoiced for the use of these trademarks.

The financial statements for Orkla ASA have been prepared and presented in accordance with simplified IFRS pursuant to section 3-9 of the Norwegian Accounting Act. Dividends and Group contributions have been accounted for according to good accounting practice as and exception from IFRS. The explanations of the accounting principles for the Group also apply to Orkla ASA, and the notes to the consolidated financial statements will in some cases cover Orkla ASA. Shareholdings in subsidiaries are presented at cost.

INCOME STATEMENT

Amounts in NOK million	Note	2008	2007
Operating revenues		**2**	3
Other operating revenues Group		**404**	391
Operating revenues		**406**	394
Payroll expenses	1	**(269)**	(299)
Other operating expenses		**(315)**	(321)
Depreciations and amortisation	7,8	**(7)**	(7)
Operating profit/loss		**(185)**	(233)
Income from investments in other companies		**460**	1,069
Total finance income Group		**2,419**	3,924
Other finance income		**76**	1,108
Finance costs Group		**(329)**	(311)
Other finance costs	6	**(4,276)**	(822)
Net foreign exchange gains and losses		**(1,582)**	426
Gains, losses and write-downs Share Portfolio		**(6,066)**	3,558
Profit/loss before taxes		**(9,483)**	8,719
Taxes	10	**567**	(570)
Profit/loss after tax		**(8,916)**	8,149
Proposed dividend (not provided for)		**(2,288)**	(2,305)

CASH FLOW

Amounts in NOK million	2008	2007
Operating profit/loss	**(185)**	(233)
Depreciations and impairment charges	**7**	7
Changes in net working capital etc.	**186**	(341)
Dividends received	**460**	2,926
Financial items, net	**(1,364)**	665
Taxes paid	**(278)**	(120)
Cash flow from operating activities	**(1,174)**	2,904
Replacement expenditures	**(25)**	(17)
Sold companies[1]	**-**	1,388
Net change in investments in subsidiaries	**(86)**	(2,093)
Investments in foreign companies	**(515)**	(6,449)
Net purchase/sale Share Portfolio	**(1,830)**	1,756
Received Group contribution etc.	**1,375**	1,473
Cash flow from investing activities	**(1,081)**	(3,942)
Dividends paid	**(2,282)**	(2,061)
Net share buy-back	**(561)**	(566)
Net paid to shareholders	**(2,843)**	(2,627)
Change in other interest-bearing liabilities	**11,121**	3,785
Change in interest-bearing own receivables	**(5,962)**	(419)
Change in net interest-bearing liabilities	**5,159**	3,366
Cash flow from financing activities	**2,316**	739
Change in cash and cash equivalents	**61**	(299)

[1] 2007: Sale of shares in Mecom NOK 1,220 million.
Sale of shares in REC NOK 168 million.

BALANCE SHEET

Assets

Amounts in NOK million	Note	2008	2007
Intangible assets	8	**45**	50
Deferred tax assets	10	**679**	-
Property, plant and equipment	7	**104**	81
Investments in subsidiaries	9	**22,497**	22,614
Loans to Group companies		**20,187**	14,752
Shares in other companies	4	**6,537**	8,575
Other financial assets		**13**	-
Non-current assets		**50,062**	46,072
Accounts receivables external		**78**	139
Other receivables		**538**	105
Loans to Group companies		**1,520**	1,828
Share Portfolio investments	See Note 18 Group	**11,391**	17,477
Cash and cash equivalents		**117**	56
Current assets		**13,644**	19,605
Total assets		**63,706**	65,677

Equity and liabilities

Amounts in NOK million	Note	2008	2007
Paid in equity	See Group's Statement of changes in equity	**1,993**	2,002
Retained earnings		**26,212**	40,241
Equity		**28,205**	42,243
Deferred tax	10	**-**	187
Pension liabilities	1	**27**	16
Non-current liabilities Group		**427**	-
Other non-current liabilities	11	**27,693**	14,843
Non-current liabilities and provisions		**28,147**	15,046
Commercial paper		**-**	345
Tax payable		**-**	600
Current liabilities to Group companies		**5,921**	5,564
Accounts payable		**1**	29
Other current liabilities		**1,432**	1,850
Current liabilities		**7,354**	8,388
Equity and liabilities		**63,706**	65,677

Notes for Orkla ASA

1 PAYROLL AND PENSIONS

Amounts in NOK million	2008	2007
Wages	**(168)**	(194)
National insurance contribution	**(36)**	(46)
Remuneration of the Board, Corporate Assembly and other pay-related costs[1]	**(44)**	(37)
Pension costs	**(21)**	(22)
Payroll expenses	**(269)**	(299)
Average number of man-years	**180**	168

[1] Including costs relating to discounted sales of shares to employees totalling NOK 21 million in 2008 (NOK 17 million in 2007).

Breakdown of net pension costs

The assumptions on which the calculation of pension costs has been based are disclosed in Note 7 to the consolidated financial statements.

Amounts in NOK million	2008	2007
Current service cost (incl. national insurance contribution)	**(6)**	(6)
Interest cost on pension obligations	**(13)**	(11)
Expected return on plan assets	**10**	10
Actuarial gains and losses	**(7)**	(10)
Contribution plans	**(5)**	(5)
Pension costs	**(21)**	(22)

Breakdown of net pension liabilities 31 December

Amounts in NOK million	2008	2007
Present value of pension obligations	**(314)**	(270)
Pension plan assets (fair value)	**168**	181
Net pension liabilities	**(146)**	(89)
Unrecognised actuarial gains and losses	**119**	73
Capitalised pension liabilities	**(27)**	(16)

Breakdown of plan assets (fair value) 31 December

	2008	2007
Cash and cash equivalents and money market investments	**7 %**	3 %
Bonds	**53 %**	56 %
Real estate	**35 %**	12 %
Shares	**5 %**	29 %
Total plan assets	**100 %**	100 %

The company has a pension plan that meets the requirements of the Compulsory Service Pensions Act.

2 GUARANTEES AND MORTGAGES

Amounts in NOK million	2008	2007
Subscribed, uncalled limited partnership capital	**546**	949
Guarantees to subsidiaries	**349**	323
Other guarantees	**3**	34

3 LOANS TO EMPLOYEES

Other non-current financial assets include loans to employees in the Group.

Amounts in NOK million	2008	2007
Loans to employees	**9**	9

4 SHARES IN OTHER COMPANIES

Amounts in NOK million	Book value	Ownership interest[1]	Head office
REC ASA	6,060	16.28 %	Bærum
Scandinavian Propety Development (SPDE)	477	32.99 %	Bærum
Total	6,537		

[1] The voting rights are the same as the ownership interest.

The shares are initially presented at cost price because REC and SPDE are associates of the Group (see Note 3 to the consolidated financial statements). The shares in REC and SPDE were written down in 2008 to the Group's book value per share as of 31 December 2008. A write-down of NOK 2,515 million was taken on the REC shares and NOK 151 million on the SPDE shares.

5 REMUNERATION AND CONTRACTUAL ARRANGEMENTS

Remuneration to the Group Executive Board

The Board of Directors decides the terms and conditions of the President and CEO and makes decisions on fundamental issues relating to the Group's terms and conditions policy and compensation arrangements for other employees. The Board of Directors has a special Compensation Committee that prepares matters relating to compensation for decision by the Board. The Committee consists of three Board members, one of whom is elected by the employees, and is chaired by the Board chairman. The company administration prepares matters for submission to the Compensation Committee and the Board of Directors.

In 2008 the Group Executive Board has comprised the following members: Dag J. Opedal (President and CEO), Torkild Nordberg, Ole Enger, Roar Engeland, Hilde Myrberg and Terje Andersen. Bjørn M. Wiggen became a member on 23 September 2008.

The following salaries and remuneration were paid out to the Group Executive Board in 2008:

Amounts in NOK	Ordinary salary	Bonus	Benefits in kind	Pension costs
Dag J. Opedal	4,981,196	-	236,767	1,013,778
Torkild Nordberg	3,173,161	500,000	170,586	487,378
Ole Enger	6,092,894	7,272,496	126,530	619,557
Roar Engeland	2,850,914	-	161,534	446,402
Bjørn M. Wiggen	1,670,454	-	119,038	428,062
Hilde Myrberg	1,994,832	271,804	177,990	366,086
Terje Andersen	2,260,556	307,334	217,544	333,324
Total remuneration	23,024,007	8,351,634	1,209,989	3,694,587

Shares owned by the Group Executive Board are presented on page 2.

President and CEO Dag J. Opedal has a six-month period of notice and may retire at the age of 62. While he is between the ages of 62 and 67, Orkla will pay him a pension equivalent to 60 % of his salary upon retirement. He will thereafter be paid from Orkla's defined contribution plan. Opedal may retain his options even if his employment contract is terminated. Opedal also has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2008 was NOK 212,316.

Ole Enger's retirement age is 65, but he is entitled to resign from his position from the age of 62. His remuneration will then gradually be reduced from 90 % the first year to 60 % when he reaches the age of 67, on condition that he works on a 50 % basis until he reaches the age of 65. The ordinary pension to which he is entitled at the age of 67 amounts to 60 % of his ordinary salary coordinated with his benefits from the National Insurance scheme and the company's group pension plan.

The other members of the Group Executive Board have a period of notice of six months. Their retirement age is 65 and they will receive a pension equivalent to 60 % of their salary upon retirement until they reach the age of 67, after which their pension will be paid from Orkla's defined contribution plan. Terje Andersen has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2008 was NOK 1,025,452. No other members of the Group Executive Board have personal loans.

If an employee in the Group Executive Board, by mutual agreement and in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for up to 12 months after the period of notice. 75 % of any income from another permanent post during the 12-month period will be deducted.

In 2008 the members of the Group Executive Board have participated in the Group's annual bonus system which rewards improvement (operational excellence).

The members of the Group Executive Board participate in the Group's general employee share purchase programme.

No guarantees have been provided for members of the Group Executive Board.

Options and cash bonuses awarded to the Group Executive Board as of 31 December 2008

	Number		Award date (dd/mm/yyyy)	Strike price	1st exercise (dd/mm/yyyy)	Last exercise (dd/mm/yyyy)
Dag J. Opedal	60,000	C	24.06.1999	20.17[1]	20.02.2003	15.12.2009
	250,000	O	23.05.2001	26.60	Day after publication of Orkla's financial result for 2003 (February 2004)	30.05.2010
	200,000	C	28.02.2003	15.01	21.02.2006	28.02.2009
	200,000	O	03.03.2004	37.23	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	150,000	O	14.02.2005	46.74	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	100,000	O	01.06.2005	48.40	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	250,000	O	24.03.2006	63.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
	250,000	O	16.02.2007	93.94	Day after publication of Orkla's financial result for 2009 (February 2010)	20.02.2012
	100,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
Exercised in 2008:	-90,000	C	05.01.1998	20.17	Exercise price 40.60	
	-200,000	O	05.07.2002	27.00	Exercise price 64 (all the shares retained)	
Roar Engeland	125,000	C	28.02.2003	15.01	21.02.2006	28.02.2009
	200,000	O	03.03.2004	37.23	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	150,000	O	14.02.2005	46.74	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	150,000	O	24.03.2006	63.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
	150,000	O	16.02.2007	93.94	Day after publication of Orkla's financial result for 2009 (February 2010)	20.02.2012
	65,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
Torkild Nordberg	25,000	O	21.11.2003	27.00	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	37,500	O	25.11.2003	27.00	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	25,000	O	23.11.2004	40.47	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	25,000	O	07.12.2004	40.14	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	25,000	O	08.12.2005	56.98	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	100,000	O	24.03.2006	56.10	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	70,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
Exercised in 2008:	-66,665	O	05.11.2001	27.20	Exercise price 40.60	
	-37,500	C	26.11.2002	20.51	Exercise price 40.60	
Terje Andersen	15,000	O	21.11.2003	27.00	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	15,000	O	23.11.2004	40.47	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	75,000	O	24.03.2006	56.10	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	40,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
Bjørn M. Wiggen	100,000	O	04.10.2004	38.71	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	100,000	O	24.03.2006	56.10	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	35,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
Hilde Myrberg	75,000	O	24.03.2006	60.50	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	40,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
Ole Enger	100,000	O	24.03.2006	63.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
	100,000	O	24.03.2006	56.10	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	39,500	O	16.02.2007	93.94	Day after publication of Orkla's financial result for 2009 (February 2010)	20.02.2012

O=Option, C=Cash bonus
[1] Strike price CPI-adjusted. Index at 15 December 2008.

The Board of Directors' statement of guidelines for the remuneration of the executive management

Pursuant to section 6-16a of the Public Limited Companies Act, the Board of Directors must draw up a special statement of guidelines for the pay and other remuneration of senior executives. Furthermore, section 5-6 (3) of the same Act prescribes that an advisory vote must be held at the General Meeting on the Board of Directors' guidelines for the remuneration of the executive management for the coming financial year (see (ii) below). In so far as the guidelines concern share-related incentive arrangements, these must also be approved by the General Meeting (see (iii) below).

(i) Information regarding pay and other remuneration of the executive management in the previous financial year has been provided in the section above.

(ii) With regard to guidelines for pay and other remuneration of the executive management in the coming financial year, the Board of Directors will present the following guidelines to the General Meeting in 2009 for an advisory vote:

The purpose of Orkla's terms and conditions policy is to attract personnel with the competence that the Group requires, further develop and retain employees with key expertise, and promote a long-term perspective and continuous improvement with a view to achieving Orkla's business goals.

The general approach adopted in Orkla's policy has been to pay fixed salaries and pensions based on the market median for comparable enterprises, while offering a variable element which is linked to results, share price performance, etc. (bonuses and options) and which has been better than the median.

Compensation may consist of the following elements:

(a) Fixed elements
Orkla uses internationally recognised job assessment systems to find the «right» level for the job and the fixed salary. Jobs are assessed in relation to their local market (country) and a pay range of the median +/- 20 % is applied. The employee's responsibilities, results and performance determine where he or she is placed on the salary scale.

Orkla introduced a defined contribution pension plan for its employees in Norway as of 1 January 2004 and Elkem as of 1 January 2006. Since 1 July 2006, the contribution rates have been 4 % for salaries between 1G and 6G and 8 % for salaries between 6G and 12G. For salaries over 12 G, the contribution rate is 15 % (as from 1 May 2008 1G is NOK 70,256). Employees who have entered into an early retirement agreement entitling them to retire before the age of 67 receive a pension, charged to revenues, that is equivalent to 60 per cent of their annual pay.

In addition to the above, the Group provides benefits such as a company car and company telephone and other limited benefits in kind.

(b) Variable elements – annual bonus
Orkla has a system of annual bonuses that reward improvement (operational excellence). Under this system, a "good performance", which is specifically defined for the various elements, can result in an annual bonus of 30 % of an employee's fixed pay, while the maximum bonus is 100 % of the employee's annual pay. This bonus system applies to approximately 250 senior executives.

(iii) Special comments on share-based incentive arrangements

Option programme for executive management and key personnel
The Board proposes to continue the programme of employee options for executive management and key personnel, subject to a ceiling of 1.5 annual salaries in potential annual gains for the Group Executive Board and one annual salary for other participants. A quota of 7 million options is recommended (approximately 0.7 % of shares outstanding), to be awarded on the basis of the following criteria:

- Human resource development
- Achievement of financial targets
- Improvements in the executive's sphere of responsibility
- Collaboration
- Application in practice of Orkla's basic values
- Potential for further development
- Market considerations – securing key competence
- Others

Group Executive Board members are expected to use 50 % of their net proceeds from the exercise of options to purchase Orkla shares until the individual member's shareholding of Orkla shares has a market value equivalent to a minimum of one year's gross annual salary. The Group President and CEO is expected to increase his shareholding until it reaches a market value of a minimum of two years' gross annual salary.

The main award of options is to take place once a year based on the share price on the day after the results for the first quarter are published. Option awards made at other times during the year are to be based on the share price on the day after the results for the following quarter are published. The strike price for the options is 10 % above market price at the time of the award and options may not be exercised until, at the earliest, three years and, at the latest, six years after the award.

The number of options awarded to the programme participants is based on the assumption that the increase in the value of the Orkla share outperforms the historical rise in the value of the Oslo Stock Exchange Benchmark Index by 25 % in order for the option to pay off in full.

Besides the Group Executive Board, the target group for the option programme comprises the management teams in the business areas/units and certain other key personnel, and comprises around 250 management staff and key personnel.

Discounted shares for employees
For several years the Group has had a programme that gives employees the opportunity to buy a limited number of shares (in 2008 the maximum amount before the discount was approx. NOK 37,000) at a discount of 25 % in relation to the market price of the share. In 2008 this programme covered employees in 26 countries and approximately 30,000 employees. The Board of Directors recommends to the General Meeting that the employee share purchase programme be continued at the same amount level as in 2008.

(iv) Senior executive salary policy in previous accounting years

The guidelines for the pay and remuneration of senior executives described in (ii) also served as guidelines for the determination of senior executive remuneration in 2008.

(v) Bjørn M. Wiggen joined the Group Executive Board on 23 September 2008. Otherwise there were no changes in the contracts of senior executives.

Salaries and remuneration to the Board of Directors and number of shares owned

Amounts in NOK	Ordinary director's fee	Ordinary salary	Benefits in kind	Pension costs	Number of shares[1]
Shareholder-elected Board members					
Stein Erik Hagen	637,501				239,942,000
Svein S. Jacobsen	514,585				40,000
Bjørg Ven	308,750				15,000
Åse Aulie Michelet	340,000				8,500
Lennart Jeansson	385,500				40,000
Peter A. Ruzicka	183,750				400,000
Kristin Skogen Lund	183,750				1,000
Employee-elected Board members					
Aage Andersen	387,660	445,708	13,837	12,310	1,834
Gunn Liabø	308,750	277,407	9,489	9,470	5,274
Per Arnfinn Solberg	327,165	446,493	109,915	15,188	5,874
Total remuneration to Board	3,577,411	1,169,608	133,241	36,968	

[1] Total share ownership including related parties.

No loans have been granted to or guarantees provided for members of the Board of Directors.

Remuneration to Corporate Assembly

Amounts in 1,000 NOK	2008	2007
Fees to Corporate Assembly	**507**	489
Other remuneration to Corporate Assembly	**0**	0

Remuneration rates:

Amounts in NOK	2008
Chairman of the Corporate Assembly (annual fee)	120,000
Deputy Chairman of the Corporate Assembly (annual fee)	30,000
Chairman, deputy chairman, members, deputy members and observers Corporate Assembly (per meeting)	6,000

No loans have been granted to or guarantees provided for members of the Corporate Assembly.

Fees to Group external auditor

Amounts in NOK million (excl. VAT)	2008	2007
Parent company		
Statutory audit	**2.5**	2.6
Other attest services	**0.2**	0.4
Tax consultancy services	**2.8**	3.0
Other non-audit services	**-**	0.4
Group		
Statutory audit[1]	**49**	40
Other attest services	**1**	1
Tax consultancy services	**10**	13
Other non-audit services	**7**	8
Total fees to Ernst & Young	**67**	62
Statutory audit fee to other auditors	**2**	4

[1] Changes from 2007 to 2008 are ascribable to currency exchange rates (NOK 5 million), inflation (NOK 2 million) and change in audit scope (NOK 2 million).

6 OTHER FINANCE COSTS

Amounts in NOK million	2008	2007
Interest costs	**(968)**	(798)
Change in fair value interest element	**(170)**	(3)
Write-down shares in other companies, see Note 4	**(2,666)**	0
Write-down shares in subsidiaries, see Note 9	**(453)**	0
Others	**(19)**	(21)
Total other finance costs	**(4,276)**	(822)

7 PROPERTY, PLANT AND EQUIPMENT

Amounts in NOK million	Land, buildings and other property	Machinery and equipment	Total
Book value 1 January 2008	52	29	**81**
Additions		25	**25**
Depreciations	(1)	(1)	**(2)**
Book value 31 December 2008	51	53	**104**
Initial cost 1 January 2008	70	87	**157**
Accumulated depreciations and impairment 1 January 2008	(18)	(58)	**(76)**
Book value 1 January 2008	52	29	**81**
Initial cost 31 December 2008	70	112	**182**
Accumulated depreciations and impairment 31 December 2008	(19)	(59)	**(78)**
Book value 31 December 2008	51	53	**104**

8 INTANGIBLE ASSETS

Amounts in NOK million	Trademarks not amortisable	IT	Total
Book value 1 January 2008	26	24	**50**
Amortisation		(5)	**(5)**
Book value 31 December 2008	26	19	**45**
Initial cost 1 January 2008	26	29	**55**
Accumulated depreciations and impairment 1 January 2008		(5)	**(5)**
Book value 1 January 2008	26	24	**50**
Initial cost 31 December 2008	26	29	**55**
Accumulated depreciations and impairment 31 December 2008		(10)	**(10)**
Book value 31 December 2008	26	19	**45**

9 SHARES IN SUBSIDIARIES, DIRECTLY OWNED

Amounts in NOK million	Book value	Group's share of capital
Elkem AS	8,896	100 %
Procordia Food AB	5,469	100 %
Chips Ab	2,829	100 %
Chips Scandinavian Company AB[1]	1,516	40 %
Axellus AS	590	100 %
Orkla Foods AS	517	100 %
Swebiscuits AB	512	100 %
ROH8	398	100 %
Borregaard Industries Limited		
Ordinary shares	271	100 %
Preference shares	43	99.9 %
Bakers AS	249	100 %
Orkla Eiendom AS	244	100 %
Orkla Asia Holding AS	166	100 %
Orkla Insurance Company Ltd.	117	100 %
Nidar AS	110	100 %
Borregaard NEA AS	101	100 %
Øraveien Industripark AS	92	100 %
Lilleborg AS	87	100 %
Orkla Finans ASA	56	100 %
Viking Askim AS	56	100 %
Chr. Salvesen & Chr. Thams's Comm. AS	44	100 %
Orkla Invest AB	38	100 %
Orkla Shared Services AS	30	100 %
Vfot AS	27	100 %
NINO AS	25	100 %
Sætre AS	11	100 %
Borregaard Skoger AS	3	100 %
Reach Media AS[2]	0	100 %
Total	22,497	

[1] 60 % of the shares in Chips Scandinavian Company AB are owned by Chips Ab.
[2] The shares in Reach Media AS were written down in 2008 by NOK 453 million.

Only directly owned subsidiaries are included in the above table. The Group also has indirect ownership in approximately 400 subsidiaries, of which the profit/ loss and equity are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the Group Directory at the end of the annual report.

10 TAXES

Taxes

Amounts in NOK million	2008	2007
Profit/loss before taxes	**(9,483)**	8,719
Change in timing differences	**3,092**	(1,074)
Of this change in timing differences previous years	**1,188**	-
Change in timing differences taken to equity	**(2,217)**	1,171
Permanent differerences:		
Tax-free dividends, capital gains (loss) and write-downs	**7,747**	(6,283)
Group contributions without tax	**(147)**	(439)
Other permanent differences	**(180)**	1
Total permanent differences	**7,420**	(6,721)
Total taxable income	**0**	2,095
Calculated current tax expense	**0**	(587)
Withholding tax foreign dividends	**(28)**	(27)
Correction due to differences in tax estimates in previous years	**350**	17
Total current tax expense	**322**	(597)
Change in deferred tax	**245**	27
Total tax expense	**567**	(570)

Deferred tax

Amounts in NOK million	2008	2007
Financial derivatives	**(184)**	(396)
Unrealised gains (losses) on shares outside EEA	**(1,096)**	1,171
Hedges taken to equity	**50**	-
Property, plant and equipment	**(5)**	(3)
Other non-current items	**-**	17
Other current liabilities	**(34)**	(122)
Losses carried forward	**(1,156)**	0
Base deferred tax	**(2,425)**	667
Deferred tax assets (liability in 2007)	**(679)**	187
This year's change in deferred tax	**866**	(301)
Change in deferred tax taken to equity	**(621)**	328
Change in deferred tax in income statement	**245**	27

Reconciliation of total tax charge

Amounts in NOK million	2008	2007
28 % of profit before taxes	**2,655**	(2,441)
Effect of tax-free dividends, capital gains (losses) and write-downs	**(2,169)**	1.760
Effect of Group contributions without tax	**41**	123
Effect of other permanent differences	**50**	(2)
Effect of withholding tax foreign dividends	**(28)**	(27)
Effect of change from previous years	**18**	17
Total tax charge for Orkla ASA	**567**	(570)

11 FINANCIAL RISK

The risk associated with financial instruments in Orkla ASA is related to the following activities:

Share Portfolio

The development in share prices and currency exchange rates are sources of financial risk for the Share Portfolio. In Note 18 for the Group this risk is quantified. Currency risk and currency hedges are shown in Note 23 for the Group.

Group internal bank

The Treasury Department of Orkla ASA manages the interest rate- and currency risk for the Group. The Treasury Department acts as Group internal bank and initiates virtually all external borrowing and hedging transactions in interest rate and currency derivatives. The subsidiaries offload their currency risk by entering into internal currency hedging contracts with the internal bank, which in turn hedges this risk through external hedging positions. Additionally, the internal bank holds debt in foreign currencies in order to hedge currency risk on internal loans and the book value of net investments including goodwill. The internal bank does not actively take on currency risk. Internal loans and deposits are at floating interest rates, and no Group-internal interest hedging contracts are made. Management of interest rate- and currency risk for Group-external items is described in more detail in Note 23 for the Group.

Other matters

Orkla ASA has entered into a total return swap on the Orkla share for hedging of costs related to management bonus programmes. This is further disclosed in Note 6 for the Group.

Further details of the organisation of risk management and the risk related to financial instruments are disclosed in Note 23 for the Group.

Derivatives and hedge-accounting

Currency forward contracts. The currency risk on the market value of foreign shares in the Share Portfolio is being hedged according to policy with currency forward contracts. This is further described in Note 23 for the Group. In 2008 the Share Portfolio discontinued hedge accounting of currency hedging instruments.

The internal and external currency forward contracts and cross currency swaps are recognised at fair value in the balance sheet with changes of fair value through profit and loss. Currency effects on internal and external loans are also accounted for through profit and loss.

Interest rate swaps. External borrowings for the Group predominantly take place in the name of Orkla ASA. Loans originated at fixed interest rates are swapped to floating interest rates through interest rate swaps. These swaps are recognised as fair value hedges with fair value changes through the profit and loss. As of 31 December 2008 the fair value of such interest rate swaps was NOK 768 million (2007: NOK 165 million). During the year NOK 604 million was recognised as financial income from fair value changes of these interest rate swaps, and NOK 619 million was recognised as financial cost from fair value changes on the loans.

When Orkla hedges future interest payments, interest rate swaps, where Orkla receives floating interest rates and pays fixed interest rates, are used. These interest rate swaps are recognised as cash flow hedges with changes in fair value through equity hedging reserve. As of 31 December 2008 the fair value of these swaps amounted to NOK 46 million (2007: NOK 10 million).

Interest rate swaps with short duration and FRAs are recognised with changes in fair value through profit and loss. The fair value as of 31 December 2008 was NOK -56 million (2007: NOK -5 million).

Equity hedging reserve. Development in equity hedging reserve:

Amounts in NOK million	2008	2007
Opening balance hedging reserve	**55**	31
Reclassified to income statement - financial items	**(4)**	(9)
Fair value change during the year	**7**	33
Closing balance equity hedging reserve	**58**	55

The hedging reserve is expected to be reclassified to the income statement as follows:

2009:	NOK 8 million
After 2009:	NOK 50 million

During 2008 no hedging inefficiency on cash flow hedges has been recognised in the income statement.

12 OTHER MATTERS

PAYE tax guarantee

Orkla ASA has a bank guarantee to cover Pay-As-You-Earn (PAYE) tax payable by employees.

Material leases

Orkla ASA leases office premises at Karenslyst allé 6, Skøyen, from its subsidiary Sjølyst Park AS. The current lease expires on 31 August 2017. Leasing expenses amounted to NOK 17 million in 2008.

Matters disclosed in the Notes to the Group financial statements

Share-based payment – Note 6.
Events after the balance sheet date – Note 24.
Contingent outcomes – Note 24.

Shareholders in Orkla ASA

A list of the largest shareholders in Orkla ASA is presented in the section entitled "Shares and Shareholders" on page 84 of the annual report.

Statement from the Board of Directors Orkla ASA

We confirm that the financial statements for the period 1 January up to and including 31 December 2008, to the best of our knowledge, have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the group taken as a whole, and that the management report includes a fair review of the development and performance of the business and the position of the company and the group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Oslo, 18 February 2009
The Board of Directors of Orkla ASA

Stein Erik Hagen
Chairman

Svein S. Jacobsen
Deputy Chairman

Aage Andersen

Lennart Jeansson

Gunn Liabø

Kristin Skogen Lund

Åse Aulie Michelet

Peter A. Ruzicka

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
President and CEO

Auditor's report for 2008

TO THE ANNUAL GENERAL MEETING OF ORKLA ASA

We have audited the annual financial statements of Orkla ASA as of 31 December 2008, showing a loss of NOK 8.916 million for the Parent Company and a loss of NOK 2.965 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the financial statements for the Parent Company and the Group. The financial statements of the Parent Company comprise the balance sheet, the statements of income and cash flows, the statement of changes in equity and the accompanying notes. The financial statements of the Group comprise the balance sheet, the statements of income and cash flows, the statement of changes in equity and the accompanying notes. Simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9 have been applied in the preparation of the financial statements of the Parent Company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the Group. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and President and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including the auditing standards adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the Parent Company are prepared in accordance with laws and regulations and present fairly, in all material respects the financial position of the company as of 31 December 2008, and the results of its operations and cash flows and the changes in equity for the year then ended, in accordance with simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9

- the financial statements of the Group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as of 31 December 2007, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU

- the Company's management has fulfilled its duty to properly record and document the Company's accounting information as required by law and bookkeeping practice generally accepted in Norway

- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and complies with law and regulations.

Oslo, 26 February 2009
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

Statement from the Corporate Assembly

TO THE ANNUAL GENERAL MEETING OF ORKLA ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and financial statements for 2008 for Orkla ASA and the Group and recommends that the Annual General Meeting approve the financial statements and the proposal of the Board of Directors for the allocation of profit for 2008.

Oslo, 5 March 2009
For the Corporate Assembly of Orkla ASA

Knut Brundtland
Chairman of the Corporate Assembly

Historical key figures

	Note		2008	2007	2006	2005	2004
INCOME STATEMENT							
Operating revenues		(NOK million)	**65,579**	63,867	52,683	55,304	32,126
EBITA*		(NOK million)	**4,240**	5,112	5,084	4,805	2,738
Write-down of inventory in Sapa Profiles		(NOK million)	**(372)**				
Amortisation intangible assets		(NOK million)	**(228)**	(230)	(216)	(236)	(7)
Restructuring and significant impairments		(NOK million)	**(1,282)**	(814)	(388)	(312)	(690)
Operating profit		(NOK million)	**2,358**	4,068	4,480	4,257	2,041
EBITA-margin*	1	(%)	**6,5**	8,0	9,7	8,7	8,5
Ordinary profit before taxes		(NOK million)	**(2,015)**	10,059	8,525	7,206	3,791
Gains/profit discontinued operations		(NOK million)	**(55)**	0	4,109	0	12,529
Profit/loss for the year		(NOK million)	**(2,965)**	8,445	11,288	6,044	15,625
CASH FLOW							
Net cash flow		(NOK million)	**(9,571)**	(5,216)	4,882	(16,855)	14,051
RETURNS							
Return on capital employed (excl. Orkla Financial Investments)	2	(%)	**9.4**	11.5	13.0	11.4	15.5
Return on Share Portfolio investments		(%)	**(45.3)**	16.2	27.4	38.4	21.6
CAPITAL AS OF 31 DECEMBER							
Book value of total assets		(NOK million)	**104,926**	94,792	79,612	74,609	45,555[1]
Market capitalisation	3	(NOK million)	**46,223**	107,817	72,690	57,655	40,951
Equity ratio	4	(%)	**47.7**	58.3	60.4	50.8	69.6[1]
Net interest-bearing liabilities	5	(NOK million)	**27,424**	16,178	11,420	15,445	(1,182)
Interest coverage ratio	6		**(1.1)**	15.3	15.7	16.9	32.6
Average borrowing rate		(%)	**5.3**	4.9	3.9	3.3	3.7
Share of floating interest-bearing liabilities	7	(%)	**96**	75	88	80	77
Average time to maturity liabilities	8	(years)	**4.7**	5.3	4.6	4.6	3.5
SHARES							
Average number of shares outstanding diluted		(x 1,000)	**1,017,830**	1,031,292	1,034,380	1,032,640	1,031,278
Average number of shares outstanding		(x 1,000)	**1,016,315**	1,027,807	1,031,654	1,030,329	1,029,623
SHARE-RELATED KEY FIGURES (adjusted for split in 2008)							
Share price at 31 December		(NOK)	**45.45**	105.25	70.6	55.9	39.8
Earnings per share diluted	9	(NOK)	**(2.8)**	8.1	10.9	5.6	15.1
Earnings per share diluted, adjusted	10	(NOK)	**(1.1)**	9.0	7.3	6.0	3.5
RISK per share	11	(NOK)	**na**	na	na	0.37	(1.61)
Ordinary dividend per share (proposed for 2008)		(NOK)	**2.25**	2.25	2.0	1.5	0.9[2]
Payout ratio	12	(%)	**(0.8)**	27.8	29.1[4]	26.7	30.6[3]
Price/earnings ratio	13		**(16.2)**	13.0	10.3[4]	9.9	13.5[3]
PERSONNEL							
Number of employees			**31,541**	34,680	28,664	34,829	19,649
Number of man-years			**30,937**	34,854	28,309	33,541	18,420

* EBITA = Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments.

[1] As of 1 January 2005.
[2] The additional dividend amounted to NOK 1.00 per share.
[3] Before gain on sale of Orkla's interest in Carlsberg Breweries (NOK 12.1 per share).
[4] Before net profit and gain on sale from Orkla Media (NOK 4.0 per share).

Definition:
1 EBITA*/Operating revenue
2 EBITA*/(Average net working capital + Average tangible assets + Average intangible assets at cost – Average net pension liabilities – Average deferred tax excess value)
3 Market capitalisation is calculated on the basis of number of shares outstanding x Average share price at year end
4 Book equity/Total assets
5 Total interest-bearing liabilities - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
6 (Profit before tax + Net interest expenses)/(Net interest expenses)
7 Liabilities with remaining fixed interest for less than one year
8 Average time to maturity long term interest bearing liabilites and unutilised committed credit facilities
9 Profit for the year after minority interests/Average number of shares outstanding diluted at year end
10 Profit for the year after minority interests (adjusted for amortisation, write-down of inventory in Sapa Profiles, restructuring, significant impairments and discontinued operations)/Average number of shares outstanding diluted at year end
11 RISK: regulation of input taxable value of shares (Norwegian shareholders only)
12 Ordinary dividend per share/Earnings per share diluted
13 Share price/Earnings per share diluted



Orkla Materials | Elkem

Creating value at every stage

Elkem focuses on the development and application of technology, expertise and business systems that provide continuous process and cost improvements. By commercialising and renewing the innovation portfolio, Elkem offers highly specialised products and strenghten the market positions.

Investing in the sun

Elkem has been developing and producing silicon for the electronics and solar cell industries for more than 25 years and has now developed a unique process for producing high-purity silicon. This technology makes it possible to make high-quality solar cells, but at a lower cost and with significantly lower energy consumption than alternative production methods. This is an important contribution towards improving the competitiveness of environmentally friendly solar energy in comparison with conventional energy sources.

In 2009 Elkem is scaling up its industrial production of high-purity silicon for the solar cell industry at its newly-built plant in Kristiansand. This factory represents the largest industrial investment in mainland Norway for many years. One year's production of solar grade silicon from the factory, installed in solar cells in Spain, will generate 900 GWh of electricity, enough to supply 45,000 households.





VALUE CREATION IN ORKLA



More environmentally friendly hydropower

In 2005, a decision was made to invest in further development of the Sauda waterfalls. Elkem's development project includes more than 30 km of new tunnels and two new power stations at Dalvatn and Sønnå. The extensive system of tunnels links several lakes, rivers and streams and increases production at new and existing power stations. The Sauda development project was completed in summer 2008 and will increase production by 650 GWh to a total of 1,850 GWh. This is enough to supply electricity to 100,000 households. This development project, which is the biggest renewable energy project in Norway for many years, cost a total of NOK 1.9 billion and nine hundred people have worked more than one million man-hours on the project.

New technology recycles industrial waste

The inside of electrolytic cells that are used in the production of aluminium is covered with fireproof material and carbon that have to be removed when the cells are worn out. This material, which is called Spent Pot Lining (SPL), is classified as hazardous waste because it contains several dangerous, volatile substances. On a global basis, more than 500,000 tonnes of SPL is produced each year, and most of it is sent to landfill sites and stockpiled.

Elkem has been working on treating SPL since the 1960s and has now developed a technology that utilises the high carbon content of SPL as a reduction material in a process that recycles ferrous waste from the steel industry to make usable pig iron. During this process, the volatile substances from the SPL material are bound in slag that does not have to be deposited at a special site but can be used as filling mass by the construction industry or to cover polluted areas of the sea bed. A demonstration plant has been built at Elkem Bjølvefossen that will be able to treat approximately 12,000 tonnes of SPL per year. If the results are good, capacity can be increased to 30-60,000 tonnes and will provide a basis for long-term industrial activity in Ålvik.

Investing in the Orkla share

Orkla's goal for long-term return

Orkla's goal is to achieve long-term value growth which exceeds that of relevant, competitive investment alternatives. For shareholders, this is reflected in the combination of the long-term performance of the Orkla share and the dividend that is paid out.

Orkla is gradually improving its underlying operations, which in turn is generating higher cash flow and thereby a long-term increase in value for shareholders. For Orkla and investors with a long investment horizon, it will therefore be important to measure long-term value creation in terms of growth in the Group's underlying operations. Underlying value creation is discussed in further detail on pages 80-81.

ORKLA SHARE PRICES IN 2008:	
Closing at 31.12.2007:	105.25
High:	106.00
Low:	32.90
Closing at 31.12.2008:	45.45

THE ORKLA SHARE

Over time, Orkla shareholders have received a good return on their shares. In the period from 1 January 1999 to 31 December 2008, the average annual return has been 13 %, while the average return on the Oslo Stock Exchange was 5 %. Since 1982, the average annual return has been 23 %, compared with an average return of 11 % on the Oslo Stock Exchange. Orkla's share price performance has also been affected by the financial crisis. In 2008, the price of the Orkla share, excluding dividends, fell by 56.8 %. Including dividends, Orkla shareholders received a return of -55.4%, while the Oslo Stock Exchange Benchmark Index fell by 54.1 % in the same period. In the past 17 years, Orkla has experienced stock market declines equivalent to the decline in 2008 as many as five times. In spite of this, the graphs on the next page show that Orkla has achieved its goal of delivering a long-term, positive excess return on its shareholders' investments.

At the end of 2008 the Orkla share was listed at NOK 45.45. Orkla's market capitalisation was therefore NOK 46.2 billion, compared with NOK 107.8 billion on 31 December 2007.

SHAREHOLDER AND DIVIDEND POLICY

Over time, Orkla's shareholders will receive a competitive return on their investment through a combination of the cash dividend that is paid out and the increase in the share price. As long as Orkla's underlying performance is satisfactory, shareholders will experience a steady, stable increase in the dividend paid out, from a level that was raised in 2006. In the past three years, Orkla has paid out an ordinary dividend that has averaged 35 % of earnings per share, diluted.

The Board of Directors proposes to pay a dividend of NOK 2.25 per share for 2008. The dividend will be paid out on 6.5.2009 to shareholders of record on the date of the Annual General Meeting.

ORDINARY DIVIDEND PER SHARE


3
2
1
NOK
0,17
0,19
0,23
0,27
0,32
0,39
0,41
0,50
0,60
0,65
0,68
0,80 ¹
0,90 ²
1,50
2,00
2,25
2,25 ³
92 94 96 98 00 02 04 06 08

¹ Additional dividend NOK 5.00 per share.
² Additional dividend NOK 1.00 per share.
³ Proposed dividend.

GROWTH OF NOK 1 (31.12.1982 - 31.12.2008)


500
250
NOK
82 84 86 88 90 92 94 96 98 00 02 04 06 08

■ Orkla
Oslo Stock Exchange Benchmark Index

ORKLA'S MARKET CAPITALISATION (31.12.1982 - 31.12.2008)


120,000
80,000
40,000
NOK million
82 84 86 88 90 92 94 96 98 00 02 04 06 08

BUYBACKS OF TREASURY SHARES

Orkla supplements its dividend by moderately buying back treasury shares. During 2008, Orkla bought a total of 10,000,000 shares in Orkla ASA, equivalent to 1 % of shares outstanding, at an average price per share of NOK 66.10. On average, over the past five years, Orkla has bought back 0.5 % of shares outstanding each year.

DEVELOPMENT IN OPERATING REVENUES AND EBITA[1] *



Agreement on 100 % ownership of Sapa Profiles
Acquisition of additional shares in REC and establishment of world's largest aluminium profiles company
Sale of Orkla Media
Acquisition of Elkem and Sapa
Sale of interest in Carlsberg Breweries
Establishment of Carlsberg Breweries
Acquisition of Berlingske
Acquisition of remaining shares in Pripps Ringnes
Acquisition of Abba Seafood and Procordia Food and establishment of Pripps Ringnes with Volvo
Merger with Nora Industrier
Merger with Borregaard
65
52
39
26
13
NOK billion
5
4
3
2
1
NOK billion
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08

* From industrial activities. Historical figures (incl. discontinued operations) for 1982-2007. Figures for 2004-2008 are stated under IFRS, while figures for 1982-2003 are stated under NAS

[1] Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges (left axis)

EBITA (right axis)

Operating revenues (left axis)

THE ORKLA SHARE PRICE, HALVED 5 TIMES SINCE 1992...



120
100
80
60
40
20
NOK
-55 %
105
45
-65 %
40
14
-45 %
32
18
-40 %
13
8
-45 %
8
92
Bank crisis
94
Orkla-specific factors in volatile markets
98
Asian crisis
02/03
Dot-com
08
Financial crisis

...BUT THE LONG-TERM MODEL HAS WORKED, 23 % * COMPOUNDED ANNUAL RETURN SINCE 1982.



25
20
15
10
5
%
23
11
15
9
13
5
15
6
83-08
93-08
99-08
04-08
The Orkla share
The Oslo Stock Exchange Benchmark Index

* Dividend reinvested on first trading day after Orkla's Annual General Meeting.

Underlying value creation

There is a long-term connection between the return on a share and the underlying value created through efficient operations. It is therefore important that Orkla measures the progress of and the value created by the Group's operating activities.

The return on capital employed is a good measurement of the value created in relation to the capital spent. Orkla's Industry division has a pre-tax cost of capital (WACC) of 9.7 %. The return on capital employed in relation to this cost of capital gives a picture of the financial value generated by Orkla. Orkla's incentive systems are based on the development of this financial value added. For several years in a row, Orkla has shown a return on capital employed that is well above the required return. Despite major acquisitions and investments in the past few years, the return in 2008 was 9.4 %. Performance in terms of the return on capital employed should, however, be seen over a period of several years, and Orkla's performance is shown in a table below.

The return on capital employed for all segments is shown under Note 4 to the consolidated financial statements.

GROUP STRATEGY AND VALUE CREATION

Orkla's goal is to give shareholders a long-term return that is well above the stock market average. To achieve this goal, the Group aims to continue to pursue an ambitious growth strategy for its industrial operations. This entails focus on efficient operations, organic growth and increased cost-effectiveness and capital efficiency, as well as on exploiting structural opportunities.

Orkla seeks to achieve growth and long-term value creation by actively exploiting all the competitive advantages at its disposal. Through this dual structure, value is created in both the Group's industrial operations and its investment activities on their own, but also through interactionbetween the two.

To achieve industrial progress, Orkla focuses continuously on innovation, operational improvements and structural development. It is important that this value creation takes place close to the Group's markets, assisted as necessary by experts from Orkla's corporate functions. The structure of the Group offers a broad frontier of opportunity and considerable flexibility. Orkla aims to exploit this potential through mergers and acquisitions (M&A), innovation and improvement programmes. On the basis of stringent requirements, capital and management capacity are allocated at Group level to those parts of the company that are judged to have the best potential, provided that the anticipated return exceeds Orkla's cost of capital. Orkla allocates capital back to shareholders in the form of a steadily increasing ordinary dividend as well as through buybacks of treasury shares when this is considered to be beneficial to the shareholders. Orkla has also allocated capital back to shareholders in the form of extraordinary dividends when permitted by the balance sheet.

As part of an industrial group, Orkla's Share Portfolio benefits from the long-term perspective and industrial compe-

RETURN ON CAPITAL EMPLOYED *


15,5
11,4
13,0
11,5
9,4
18
12
6
%
04
05
06
07
08
Cost of capital before tax

* From industrial activities. Incl. discontinued operations for 2004-2007. See also definition on page 75.

SALES GROWTH*


3
7
103
0
4
6
15
6
9
-2
120
100
80
30
20
10
0
%
04
05
06
07
08
Growth through acquisitions
Organic growth

* From industrial activities. Excl. HQ and discontinued operations.

tence that are inherent in the organisation. Moreover, the ownership positions that Orkla holds through the Share Portfolio offer options for the Group's further industrial development. Many of Orkla's major industrial assets started out as financial investments.

The strategies of the various business areas are described on pages 98-99.

TOP LINE GROWTH AND STRUCTURAL DEVELOPMENT

Orkla has an ambitious strategy for industrial growth, seeking to achieve growth both organically and through acquisitions. Over time, acquisitions will be Orkla's main source of growth.

In its efforts to promote growth, Orkla makes full use of its broad range of industrial operations. However, the Group has established clear guidelines in its expansion strategy, which require that growth must be:

- based on differentiable products that hold strong positions, or have the potential to achieve such positions
- within the Group's core competencies
- within the geographical areas on which Orkla is focusing.

As a fundamental principle, Orkla selects opportunities for industrial expansion on the basis of profitability and the potential return on investment. An important factor when assessing candidates for acquisition is the possibility of realising synergies in terms of both structural organisation and operational expertise. In this way the value of both existing and acquired businesses is increased. In particular, the acquisition and integration of small companies will generate synergies that contribute to increased efficiency, and thereby to future profitability and margin growth.

From time to time Orkla makes major acquisitions or sells businesses as part of its asset reallocation strategy.

ENHANCING COST EFFECTIVENESS AND CAPITAL EFFICIENCY

Orkla's focus on efficient operations applies to both revenues and expenses throughout the value chain. The Group's competitiveness must be strengthened through continuous efforts to improve cost effectiveness. The most significant projects in this area have been implemented in the fields of purchasing and production/logistics. Orkla has built up central resource staff with the specialised expertise required to carry out these improvement processes. However, Orkla also recognises the importance of transferring knowledge from the central level to the individual companies in the Group. A distinction is therefore made between redesign programmes and continuous improvement programmes. Redesign programmes generate one-off savings and are often carried out with support from central staff. Continuous improvement programmes are the ongoing processes implemented by the companies to continuously enhance their cost-effectiveness and competitiveness.

In Orkla Brands, Orkla has also built up a central marketing and innovation department. The department not only provides specialised expertise, but also ensures the spread of best practices. This work is a key factor in achieving further top line growth.

Orkla focuses continuously on enhancing capital efficiency, and the capital base is a key element in the incentive programme for executive management, which is based on Economic Value Added (EVA). There is particular focus on changes in current capital and replacement investments, the latter defined as the investments required in order to maintain operations at the current level. The following table shows current capital in relation to operating revenues, and replacement investments in relation to depreciation for Orkla's industrial operations over the past three years.

Prices for key raw materials fell towards the end of 2008 and part of the inflationary effect on working capital in 2008 is expected to be reversed in 2009. Net renewal investments were also higher than in 2007, mainly due to ongoing restructuring processes and the implementation of the approved business plan for Orkla Aluminium Solutions, which aims to provide solutions and products that are better adapted to customer needs.

AVERAGE CURRENT CAPITAL AND REPLACEMENT INVESTMENTS[1]

	2008	2007	2006
Average current capital as % of operating revenues	19.2 %[2]	18.1 %	18.3 %
Replacement investments as % of depreciation	122 %	101 %	94 %

[1] From industrial activities. Historical figures (incl. discontinued operations) for 2006-2007.
[2] Elkem Aluminium had lower capital input than Orkla in general and is not included in 2008.

Asset values

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values and where earnings are not a part of Orkla's operating profit from industrial activities.

The main data necessary for a valuation of Orkla's assets are presented below. On this basis, and by applying his own assumptions for assessing the value of the various assets, an investor will be able to undertake a valuation of the Orkla Group.

ASSOCIATES

Orkla owns equity interests in several companies that are reported as associates. The largest of these are the 39.73 % stake in the Renewable Energy Corporation ASA (REC) and the 42.5 % stake in Jotun AS. REC is listed on the Oslo Stock Exchange and had a market value of NOK 32 billion at year-end. In a short time, the company has become one of the global leaders in the field of solar energy. REC's operations encompass every stage of the value chain, from production of raw materials to solar cells and modules. Jotun is a well-established global manufacturer of paint and powder coatings and holds strong positions in Asia and the Middle East. The company is steadily expanding and has experienced good organic growth in the past few years.

The key figures for these companies are shown in Note 3 (Investments in associates accounted for under the equity method of accounting) to the consolidated financial statements and under the section entitled «Orkla Associates» on pages 112-115.

THE SHARE PORTFOLIO

As of 31 December 2008, the Group's share portfolio had a market value of NOK 11.4 billion. Unlisted shares accounted for 23 % of the portfolio while foreign shares, mainly Nordic shares, accounted for 58 %. Unrealised gains totalled NOK 847 million at year-end. Gains realised on shares domiciled in the EEA are tax-free, which also means that losses realised on such shares are not tax deductible. The share portfolio is presented as a current asset at fair value in the balance sheet. In accordance with IFRS, gains and impairment charges/losses are reported in the income statement. For further details, see Note 18 (Share Portfolio) to the consolidated financial statements and the section entitled «Orkla Financial Investments» on pages 116-119.

REAL ESTATE

Orkla's real estate business, Orkla Eiendom, concentrates on developing properties that largely derive from the Group's discontinued industrial operations. The capitalised value of Orkla's real estate investments as of 31 December 2008 was NOK 1,557 million. The carrying value of development projects was NOK 174 million. The biggest projects are Ringnes Park and Idun, where Orkla's stake is equivalent to a development potential of 40,000 m^2 residential property centrally located in Oslo. Results from Orkla Eiendom are reported under «Orkla Financial Investments».

FORESTS

The Group owns about 1.1 million decares of forest and uncultivated land, of which approximately 800,000 decares are productive forest properties. The forests have a capitalised value of NOK 128 million (excluding the fair value of biological assets).Approximately 100,000 m^3 is harvested annually. The average market price for timber sold in 2008 was NOK 378 per m^3, which is 10 % lower than in 2007.

In 2008 forested land in the central area of south-eastern Norway was sold at prices of between NOK 1,000 and

NOK 2,500 per decare, depending on the state of the forest and its geographical location. The results from forestry operations are reported under «Orkla Financial Investments».

ELECTRIC POWER

EBITA[1] from the sale of electricity from the Group's own power plants and from power trading is reported under Elkem Energy and Borregaard Energy. In 2008 this amounted to NOK 776 million. The result from trading operations was negative in 2008, ending at NOK -52 million. This is far lower than the trading results reported in the last few years, which were as follows:

2003	NOK 226 million
2004	NOK 97 million
2005	NOK 131 million
2006	NOK 361 million
2007	NOK 228 million

Until 2008, the Group has produced a total of approximately 3.6 TWh of hydroelectric power in a normal year. The expansion of the Saudefaldene plant was largely completed in 2008, which will increase total Group hydropower production in 2009 to 4.1 TWh.

Of Orkla's total production capacity of 4.1 TWh, 1.4 TWh is subject to licences containing time limitation (reversion) clauses. These licences will run for an average of 20 more years. The remaining 2.6 TWh consists of leased rights to 2.0 TWh, due to expire in 2030, and perpetual rights to 0.6 TWh. In 2008 the Storting passed a resolution whereby licences will not be extended beyond the original reversion dates. However, the financial value is intact since these assets may be sold to central government/municipal companies that are not subject to reversion rules. This means that Orkla must sell these assets before the licence period expires.

Electric power is sold internally within the Group on market terms and externally on the power market through short-term and long-term contracts. Reference is also made to Note 27 (Power and power contracts) to the consolidated financial statements for further details regarding the power plants.

ELKEM SOLAR

Elkem Solar has for several years been engaged in research on a new, more cost-effective technology and the manufacture of high-purity silicon for the solar industry. In autumn 2006 Orkla decided to invest in a production plant with an annual capacity of 6,000 tonnes of solar-grade silicon. Investment costs relating to the production plant, which was mechanically completed at the end of 2008, are estimated to total NOK 4.0-4.2 billion. Costs expensed in 2008 totalled NOK 381 million, and are included in EBITA[1] for «Elkem Silicon-related».

Production volume is expected to be built up gradually throughout 2009, reaching full capacity as from 2010. Elkem Solar has contracts covering deliveries of 100 % of the plant's capacity until 2011, and 50 % of capacity in the period 2012-2018.

Elkem Solar's sales will depend on the market price of solar-grade silicon at any given time. Once the plant is fully operational, the company aims to keep operating costs down towards USD 20 per kg.

[1] Operating profit before amortisation, restructuring and significant impairment charges.

Shares and shareholders

Trading in the Orkla share

The Orkla share is listed on the Oslo Stock Exchange under the ticker code ORK. All shares have equal rights and are freely transferable. Orkla is one of the largest companies listed on the Oslo Stock Exchange, and the value of Orkla accounted for 8.9 % of the Oslo Stock Exchange Benchmark Index at the end of 2008. The Orkla share may also be traded through Orkla's Level-1 ADR programme in the USA.

The value of Orkla shares traded on the Oslo Stock Exchange in 2008 amounted to NOK 86.9 billion, equivalent to 3.5 % of the Exchange's total turnover. An average of 5.5 million Orkla shares were traded daily.

Call and put options and forwards with the Orkla share as the underlying share are listed on the Oslo Stock Exchange. Due to cooperation on stock exchange and clearing operations between the Oslo Stock Exchange, the Stockholm Stock Exchange and the equity derivatives exchange (EDX) in London, the options are also available on these markets.

SHAREHOLDER STRUCTURE

As of 31 December 2008, Orkla had 50,613 shareholders, compared with 40,933 the year before. At year-end, 35.9 % of the shares were owned by foreign investors, compared with 42.8 % at the beginning of the year. A list of Nordic and international brokerage houses and analysts that track Orkla ASA's financial performance regularly may be found on page 129. The list is updated on Orkla's website under «Investor Relations».

VOTING RIGHTS AND OWNERSHIP

Orkla has one class of share, and each share carries one vote and has a par value of NOK 1.25.

The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy. Notice of attendance at the General Meeting must be received by Orkla's accountholder DNB Nor Security service no later than 4.00 p.m. on 21 April 2009.

ISSUE OF SHARES

The Board of Directors holds a mandate, granted on 24 April 2008 and valid until the Annual General Meeting in 2009, to increase share capital by means of new share subscriptions by a total value of up to NOK 90,000,000. The capital is to be divided between a maximum of 72,000,000 shares, each with a par value of NOK 1.25. The mandate may be utilised for one or more share issues. The purpose of the mandate is to simplify procedures for the Board of Directors if it should prove desirable to further develop the Group's core businesses by acquiring companies in return for consideration in the form of subscription of new shares or otherwise increase share capital by means of private placings. Such mandates have regularly been granted by previous General Meetings. At the Annual General Meeting on 23 April 2009, the Board of Directors will propose that the mandate be renewed until the Annual General Meeting in 2010.

TREASURY SHARES

On 24 April 2008, the General Meeting adopted a resolution authorising the Board of Directors to acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's holding of treasury shares does not exceed 10 % of shares outstanding at any given time. This mandate is valid until the Annual General Meeting in 2009. In 2008 Orkla purchased 10,000,000 shares in Orkla ASA, which is equivalent to 1 % of shares outstanding. A total of 0.7 % of shares outstanding were bought back in 2007, and 0.5 % of shares outstanding were bought back in 2006. As of 31 December 2008, Orkla owned 11,917,888 treasury shares.

At the Annual General Meeting, the Board will propose that the Board's mandate to purchase Orkla shares be renewed until the Annual General Meeting in 2010. Use of the mandate will be determined by the extent to which the Board of Directors deems the buyback of Orkla shares to be advantageous for the company's shareholders at any given time. Shares acquired in accordance with this mandate are to be cancelled or used in connection with employee incentive programmes, in addition to the Group's employee share purchase programme.

Shares by size of shareholding as of 31.12.2008

No. of shares	No. of shareholders	% of capital
1-500	21,302	0.45 %
501-5,000	23,827	3.92 %
5,001-50,000	4 675	6.18 %
50,001-500,000	642	8.85 %
500,001-2,500.000	119	12.68 %
over 2,500,000	48	67.92 %

OWNERSHIP BY FOREIGN INVESTORS


50
40
30
20
10
%
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Capital
Votes

Average number of shares outstanding, diluted	2008	2007	2006	2005	2004
Average no. of shares issued	1,034,955,560	1,036,430,970	1,041,430,970	1,054,029,330	1,066,758,715
Average no. of treasury shares	-18,640,916	-8,624,311	-9,777,465	-23,700,235	-37,136,125
Average no. of shares outstanding	1,016,314,644	1,027,806,659	1,031,653,505	1,030,329,095	1,029,622,590
Estimated dilution effect[1]	1,515,057	3,485,305	2,726,750	2,310,565	1,655,540
Average no. of shares outstanding, diluted	1,017,829,701	1,031,291,964	1,034,380,255	1,032,639,660	1,031,278,130

[1] As of 31.12.2008 Orkla had issued a total of 10,277,000 options to executive management. See Note 6 to the consolidated financial statements.

EMPLOYEE SHARE PURCHASE PROGRAMME

To encourage employees to make a long-term commitment to the Group, Orkla has for several years offered employees the opportunity to purchase Orkla shares at a discount on the market price. The discount was increased from 20 % to 25 % in 2008. In autumn 2008, all employees in Norway, Sweden, Denmark, Finland, Austria, Switzerland, Poland, Portugal, Romania, Slovakia, Spain, UK, USA, Germany, Hungary, Lithuania, the Netherlands, Latvia, Estonia, Iceland, India, Italy, Belgium, Brazil and the Czech Republic received an offer to purchase shares in Orkla ASA for up to NOK 28,000 each, at a 25 % discount and based on the closing price of NOK 42.25 on 12 November 2008. Employees purchased a total of 1,992,381 Orkla shares under this programme. The Group aims to continue the programme in the years ahead.

The 20 largest shareholders as of 31.12.2008

	Shareholder		No. of shares	% of capital
1	Canica AS[1]		139,542,000	13.6 %
2	Folketrygdfondet		121,313,110	11.8 %
3	Tvist 5 AS[1]		77,000,000	7.5 %
4	JP Morgan Chase Bank	Nominee	31,283,900	3.0 %
5	State Street Bank and Trust	Nominee	27,551,252	2.7 %
6	BNY s/a F. Templeton-Mutual Shares[2]		24,350,543	2.4 %
7	BNY s/a F. Templeton-Mutual Discovery		20,568,718	2.0 %
8	JP Morgan Chase Bank	Nominee	19,650,000	1.9 %
9	Clearstream Banking	Nominee	17,525,161	1.7 %
10	Canica Investor AS[1]		16,000,000	1.6 %
11	Orkla ASA[3]		11,917,888	1.2 %
12	Rasmussengruppen AS		9,804,000	1.0 %
13	BNY s/a F. Templeton-Mutual Qualified Fund		9,599,083	0.9 %
14	JP Morgan, Franklin Templeton Lending	Nominee	8,966,651	0.9 %
15	Oslo Pensjonsforsikring		8,500,000	0.8 %
16	JP Morgan Chase Bank	Nominee	8,409,511	0.8 %
17	BNY s/a F. Templeton-Mutual Beacon Fund		8,348,283	0.8 %
18	Investors Bank & Trust Company	Nominee	8,252,748	0.8 %
19	DNB Nor Bank ASA		8,066,014	0.8 %
20	Vital Forsikring ASA		7,899,246	0.8 %
	Total shares		**584,548,108**	**56.8 %**
	Total all Orkla shares		**1,028,930,970**	**100.0 %**
	Number of outstanding shares		**1,017,013,082**	**98.8 %**

[1] On 10 December 2008 Stein Erik Hagen and related parties disclosed their ownership of 239,942,000 Orkla shares, equivalent to 23.3 % of the total number of shares in Orkla. Canica AS, Tvist 5 AS and Canica Investor AS are parties related to Stein Erik Hagen.
[2] On 13 July 2007 Franklin Templeton Group disclosed its ownership of 8.14 % of the shares in Orkla. Shareholders no. 6, 7, 13 and 17 are part of the Franklin Templeton Group.
[3] Shares owned by Orkla carry no voting rights.

OPTION PROGRAMME

The Orkla Group has an option programme for approximately 250 senior managers under which each manager will in the future be entitled to buy a number of Orkla shares at a specified exercise price. At year-end, 10,277,000 options had been issued. The scope of the option programme is moderate, equivalent to around 1 % of outstanding shares. For further information on the option programme, see Note 5 (Remuneration and contractual arrangements) to the financial statements for Orkla ASA.

INVESTOR RELATIONS

Communication with shareholders, investors and analysts, both in Norway and abroad, is a priority for Orkla. The Group's objective is to make certain that financial markets have sufficient information about the company to ensure pricing that reflects underlying values. A primary goal of Orkla's investor relations activities is to create confidence by ensuring that all players have equal access to financial information.

WWW.ORKLA.COM/IR

Orkla publishes all relevant financial information on its own website. Presentations, interim reports, annual reports, other financial information, stock exchange notifications and press releases are posted on Orkla's website as and when they are made public. The website also contains general information regarding the Orkla share, the share price performance and shareholders.

Risk factors

General conditions challenging – risk reducing measures intensified

As a result of external factors, the Group's overall risk level increased in 2008. At the same time, measures to reduce risk are considered to have been strengthened, but all in all they have not been able to offset the dramatic changes in external operating conditions. Nevertheless, when the effects of diversification are also taken into account, Orkla is still an organisation that, relatively speaking, does not take high risks in relation to its risk-bearing ability. The Group is heavily engaged in relatively stable industries such as branded consumer goods and hydropower, while the materials, aluminium, solar energy and financial investments sectors are more volatile.

Orkla's overall risk level and risk-reducing measures are largely related to ongoing business issues faced by the individual companies. The risk level in the respective business areas can be described as a combination of probability and consequence (illustrated in the risk matrix on the next page). When carrying out a risk assessment, both inherent and current risk levels are assessed, as well as the expected future residual risk if further measures are implemented.

As it is unpractial to comment specifically on each individual risk factor and risk-reducing measure, this chapter therefore focuses on general risk factors that affect cash flow and/or equity and thus the valuation of the Orkla Group. Orkla's risk exposure is largely divided into strategic, operational and financial risks.

Orkla's strategic risk exposure is related to the Groups overall assessments and decisions, which for instance are affected by the underlying operational and financial risk factors. Orkla's exposure to operational risk is affected by both company-specific internal factors and external factors, for instance those related to a particular sector or geographical market. The internal and external factors are sorted into groups, also referred to as risk categories. The most important internal risk categories are processes, technology, employees and management. The most important external categories are operating parameters, suppliers, market and other factors, including risks that are triggered by the spread of diseases (for example salmonella), undesirable acts (for example sabotage), and meteorological and geological factors, such as extreme drought, cold, precipitation and earthquakes. Financial risks are related to factors such as access to capital and liquidity, changes in interest rates, changes in exchange rates, counterparty risk and financial contracts.

A uniform, methodical approach to the description of risks makes it possible to compare risk levels across risk categories and business areas, and statistical methods are used in the assessment of risk levels and risk-bearing ability. This contributes to a quality assurance of the overall management of the Group's risk profile. To avoid too great a concentration of risk at Group level, exposure to individual units, sectors and geographical areas is closely monitored.

Strategic risk

The financial and economic crisis that began in 2008 is affecting Orkla's businesses. Businesses particularly exposed to cyclical trends, such as Orkla Aluminium Solutions, Orkla Materials and Orkla Financial Investments, are feeling the impact the most, while Orkla Brands is less affected by the crisis. At Group level, the following factors have a

particular influence on the risk picture:
- Lower global demand
- More difficult conditions for expansion due to lower cash flow and costlier financing
- Higher settlement risk related to customer insolvency
- Greater risk of suppliers of strategic raw materials becoming insolvent
- Difficult operating conditions due to significant fluctuations in currency rates

Due to Orkla's diversified portfolio and solid balance sheet, the Group is basically well-placed to weather the challenging macro-economic situation. Risk-reducing measures have at the same time been intensified in step with the growing uncertainty. There is, however, an inherent risk related to the absence of optimisation of the Group's asset portfolio, and consequently there is continuous focus on and an opportunistic attitude towards developing the Group's asset portfolio.

There is also considerable focus on opportunity risk (risk related to missed opportunities). This entails, for instance, not having the financial leeway to take advantage of commercial opportunities that are likely to crop up in the aftermath of the crisis. Ensuring that the Group continues to have sufficient freedom of action and flexibility is therefore a priority.

Operational risk

Generally speaking, the short-term risk level is highest in the most cyclical industries. This is particularly the case for Orkla Aluminium Solutions, but also for Orkla Materials and parts of Orkla Associates (REC). The proportion of the Group's total risk in these areas must be seen in conjunction with the size of the businesses' investments and infrastructure, and the potential loss of value that this represents. For Orkla Financial Investments, risk is primarily related to changes in the value of the Share Portfolio, where it is mainly a question of balance-sheet risk and, to a lesser degree, cash flow risk as is the case for the other operative units.

Orkla Brands

For Orkla Brands, declining margins constitute the greatest risk. On the income side, risk is primarily related to inability to successfully adjust prices in step with changing raw material and packaging prices, the stronger negotiating position of grocery market actors, a lack of innovative ability, the gradual erosion of brand positions, focus on the negative health effects of certain products, and the increased presence of powerful international actors. On the cost side, underlying price increases, especially raw material prices but also wage hikes, as well as unfavourable exchange rate development, entail significant risk. To counteract pressure on prices, Orkla makes active use of innovations and continuously enhances its improvement programmes. The complexity of, and risk in, the value chain «from sea or land to table» is another area on which attention is focused, for instance by carrying out supplier audits.

Orkla Aluminium Solutions

The greatest risk for Orkla Aluminium Solutions is linked to the degree to which Sapa Profiles meets the acquisition assumptions on which the establishment of the new business in 2007 was based. Despite the major challenges posed by the short-term market conditions, the goals announced in the long-term business plan have been maintained. In addition, particularly in the short term, there is critical risk related to volume trends and low margins for value-added aluminium profiles. Extensive efforts are being made to ensure


HIGH
MEDIUM
LOW
Probability/frequency
Orkla Aluminium Solutions
Orkla Financial Investments
Orkla Associates - REC
Orkla Associates - Jotun
Orkla Materials
Orkla Brands
CRITICAL
INSIGNIFICANT
SIGNIFICANT
LOW
MEDIUM
HIGH
Consequence

The figure illustrates the relative risk exposure between Orkla's different business areas. Due to increased risk concentration towards cyclical industries, Orkla's overall risk level has increased somewhat from 2006/2007. However, the Group's total risk exposure is still not considered to be high compared to its ability to tolerate risk.

sufficient flexibility in both the cost base and prices, and capacity is continuously adapted.

Market risk for Sapa Heat Transfer and Building System is considered to be somewhat lower than for Profiles. However, there is some risk due to the fact that a relatively small part of the business is in the Asian market, which is assessed to have considerable growth potential.

Orkla Materials

Elkem Solar constitutes the greatest risk factor for Orkla Materials. The project has now reached the final stage and the organisation has long been working actively and systematically to prepare for production start-up. Nevertheless, it must be assumed that there is considerable risk related to ramping up production, with associated impacts on financial results in 2009. Apart from this, uncertainty is presumed to be limited, provided that it is not necessary to undertake any major conversion while production is being ramped up in 2009.

The financial crisis is impacting on Elkem in the form of significant pressure on prices and volumes. To reduce the effects of declining demand, Elkem initiated corresponding cuts in production capacity. There is also strong focus on preventing losses arising from defaults on contracts, particularly with regard to payment obligations. Elkem is also exposed to risk related to the supply and price of raw materials, freight rates, power costs for the silicon business and currency fluctuations (USD and EUR) in connection with ferrosilicon/foundry. A financial risk management function has been established in Elkem to monitor financial hedging, as well as the trading business, by means of clear mandates and daily Value at Risk figures.

Borregaard is exposed to risk related to currency fluctuations (especially USD), energy prices (thermal energy and electric power), strategic raw materials and generally low profitability in the industry. The process of closing Borregaard's plant in Switzerland was concluded in the start at 2009 and thus reducing Borregaard's risklevel.

Orkla Associates

Associates largely consist of Orkla's investments in REC and Jotun. The investment in REC represents a critical but acceptable risk for the Orkla Group. For further information about risk factors for this company, reference is made to REC's website (www.recgroup.com). Orkla's equity interest in Jotun is not considered to entail significant risk. Reference is made to Jotun's website for further information (www.jotun.com).

Orkla Financial Investments

For Orkla Financial Investments, the greatest risk is related to a further decline on the stock market and the consequent reduction in the value of the Share Portfolio. As a result of the financial crisis, the value of the portfolio fell substantially in 2008, although marginally less than comparable indexes. Focus on good diversification and continuous assessment of an increase in the Group's cash position will help to limit this risk.

Orkla's Share Portfolio is primarily concentrated on listed shares in the Nordic countries. More information on matters related to the structure and composition of the Share Portfolio may be found in Note 18 to the consolidated financial statements.

The financial crisis has also heightened challenges in the markets for financial services (Orkla Finans) and real estate (Orkla Eiendom). For Orkla Finans, risk is largely related to its business model and the success of efforts to reorient activities from short-term projects to more long-term management revenues. Risk for Orkla Eiendom is primarily related to the completion of projects, risk in partly owned companies and overall real estate market trends. Both businesses represent relatively low potential losses at Group level.

Orkla HQ/Other Business

Orkla HQ accounts for a minor proportion of the Group's overall risk exposure, but a large proportion of contingency risks (risks that are unlikely to occur, but that would have a significant impact), such as risk related to compliance with laws and regulations, financial reporting, taxation, intellectual property rights, reputation and corporate governance. The Group Executive Board monitors these risks through ongoing operational reporting and regular meetings with among others, the central treasury department.

Financial risk

The financial crisis has rendered financing conditions extremely difficult. However, Orkla had a strong balance sheet with an equity-to-assets ratio of 47.7 % and net gearing of 0.55 at the end of 2008. The Group also has a robust financing structure with long-term committed drawing facilities that will more than cover refinancing needs in 2009 and 2010. Consequently, the refinancing risk is considered to be low, but the geared ability to expand is limited.

In many business areas, Orkla has production and sales operations in several different countries and is exposed to financial risks, such as price risk for raw materials and finished products, currency risk, interest rate risk, liquidity risk and credit risk. A more detailed discussion of Orkla's financial risk factors and risks relating to hedge instruments may be found in Note 23.

Corporate governance

Orkla's principles for good corporate governance aim to provide the basis for long-term value creation, to the benefit of shareholders, employees and society at large.

These principles cannot replace efforts to promote a sound corporate culture, but must be viewed in conjunction with them. Openness, transparency, accountability and equal treatment underpin confidence in the Orkla Group, both internally and externally.

Statement of policy on corporate governance

The Board of Directors at Orkla will at all times ensure good corporate governance, and ensure that Orkla complies with the Norwegian Code of Practice for Corporate Governance issued on 7 December 2004, and last issued in a revised edition on 4 December 2007. The topic of corporate governance is subject to annual assessment and discussion by the Board, which also reviews the text of this chapter of the annual report.

The following review of Orkla's principles for corporate governance is in accordance with the system followed in the latest version, revised in 2007, of the Code of Practice. This policy statement covers every single point in the Code of Practice and describes the way in which Orkla complies with the Code. Orkla has drawn up separate guidelines for corporate, ethical and social responsibility and conduct, which may be found on the Orkla website under «CR».

Activities

Orkla's mission statement is as follows: «The objectives of the company are to engage in activities comprising industry, commerce, forestry, transport, finance, the acquisition and sale of securities and other investments, the purchase, sale, development and management of real estate, the publication of newspapers, magazines and other media, services and any other activity connected with the aforementioned objectives. The activities are conducted by the company itself or by its subsidiaries in Norway and abroad.»

In accordance with its mission statement, Orkla operates in several areas. In the past few decades, the company's basic structure has been concentrated on household branded consumer goods, speciality materials and financial investments. The Group has a long-term approach and has created substantial excess value for shareholders. This annual report presents the goals and main strategies of the Orkla Group and its individual business areas.

Equity and dividends

As of 31 December 2008, Group equity totalled NOK 50.1 billion, which is a decline in equity of around NOK 5 billion compared with 2007. The change is mainly explained by the result for the year, the dividend paid out and reduction of unrealised gains in the share portfolio. Orkla has pursued a consistent shareholder and dividend policy for many years. This policy will continue to apply. Details of dividend policy and paid-out dividends may be found in the chapter entitled «Investing in the Orkla Share» on pages 78-79.

On 24 April 2008, Orkla's General Meeting adopted a resolution to grant the Board of Directors a mandate to increase share capital by means of new share subscription to a total value of up to NOK 90,000,000 divided between a maximum of 72,000,000 shares, each with a par value of NOK 1.25. This mandate applies for one year and may be utilised for one or more share issues. It is intended to simplify the process in the event it becomes relevant to further develop the Group's priority areas by acquiring companies in return for remuneration in the form of newly subscribed shares or by increasing share capital through private placings. Similar mandates have regularly been granted by previous General Meetings.

At the same time the Board of Directors was given a mandate to buy back up to 100,000,000 Orkla shares so that the company, as prescribed by law, can acquire and hold up to 10 % of the share capital. A similar mandate has been granted each year since 1998. The treasury shares are purchased on the stock exchange. The chapter entitled «Shares and Shareholders» on pages 84-85 gives a more detailed explanation of how this mandate has been utilised.

Equal treatment of shareholders and transactions with related parties

Orkla has one class of share and each share entitles the holder to one vote. Further details of voting rights at General Meetings are provided in the chapter entitled «Shares and Shareholders» on pages 84-85.

The company's policy has been not to dilute the shareholdings of existing shareholders, and in accordance with this policy there have been no actual increases in capital in the company in recent years. The company's transactions in treasury shares are effected in accordance with good stock exchange practice in Norway.

Orkla seeks to conform to the principles for equal treatment of shareholders and possible transactions with related parties that are laid down in the

Code of Practice, and is generally cautious as regards transactions with shareholders, members of the Board of Directors, executive management or parties related to the above. In order to avoid any detriment to the Group's reputation, the Board of Directors considers it important to pursue a policy of transparency and caution in connection with investments that may be considered to entail an unfortunately close relationship between the company and a member of the Board of Directors or related parties. In the Rules of Procedure for the Board of Directors, the Board has therefore clarified the requirements that apply to the processing of transactions in which both the company and a member of the Board of Directors may have interests.

The company has drawn up special guidelines for the private investments of the executive management and selected experts, containing rules regarding the obligation to actively investigate investments, the obligation to obtain prior approval of investments, reporting obligations and disqualification in connection with Orkla's internal administrative procedures. The objective is to ensure compliance with public and internal rules.

Freely negotiable shares

All Orkla shares carry equal rights and are freely negotiable. Transactions in the Orkla share are described in more detail under «Shares and Shareholders» on pages 84-85.

General meeting

Orkla seeks to ensure that as many shareholders as possible are able to exercise their rights by participating in general meetings, and that general meetings are an effective forum for shareholders and the Board of Directors. The general meeting is held every year before the end of May. The date of the 2009 Annual General Meeting has been set for 23 April.

Notice of general meetings and supporting information are distributed at the latest two weeks prior to the date of the general meeting, and are made available on Orkla's website under «Investor Relations", no later than 21 days before the general meeting. Notification may be given in writing, by telefax or online and the final date for notification is three working days prior to the general meeting. Shareholders who are unable to attend may vote by proxy. Further information regarding use of proxies and the right to shareholders to submit matters for consideration at general meetings is provided in both the notice of the general meeting and on Orkla's website.

Under the Code of Practice, the Board of Directors, the Nomination Committee and the auditor must all attend the general meeting. At Orkla general meetings, the auditor, the Chairman of the Board of Directors and the Chairman of the Nomination Committee are always present to answer questions. Other members of the Board and the Nomination Committee normally participate. From the company management, the Group CEO and CFO are present, and other Executive Vice Presidents have attended as necessary. In accordance with the company's Articles of Association, the general meeting is chaired by the Chairman of the Corporate Assembly.

Nomination Committee

Pursuant to the Articles of Association, Orkla has a Nomination Committee that is elected by the General Meeting. The Committee consists of two to five members and the General Meeting elects the Chairman of the Nomination Committee from among these members. The members are elected for a term of up to two years at the time and the General Meeting determines the remuneration of the Nomination Committee. The Committee's responsibilities are to present reasoned proposals to the General Meeting concerning the election of shareholder-elected members to Orkla's Corporate Assembly, and proposals to the shareholder-elected members of the Corporate Assembly concerning their election of members to the Board of Directors. Information regarding which members are up for election and how input and proposals can be submitted to the Nomination Committee is posted on Orkla's website under «Investor Relations». Arrangements are made to enable the general meeting to vote on each of the candidates.

The Nomination Committee also presents a proposal to the entire Corporate Assembly concerning the election of the Chairman and deputy chairman of the Board of Directors. The Committee is then supplemented by a representative appointed by the employee-elected members of the Corporate Assembly. Details concerning the composition of the Committee may be found on page 128. The company management and the Board of Directors are not represented on the Nomination Committee.

The composition and independence of the Corporate Assembly and Board of Directors

The composition of the company's governing bodies is described on page 128.

The Corporate Assembly is composed with a view to ensuring that it represents a broad cross-section of the company's shareholders. As prescribed by law, the Corporate Assembly elects its Chairman and normally meets three times a year. In 2008 the General Meeting determined a term of service of one year for shareholder-elected members and deputy members, based on the rationale that an annual assessment of the overall composition of the Corporate Assembly will ensure greater flexibility.

The Chairman and the deputy chairman of the Board of Directors are elected by the Corporate Assembly on the basis of proposals submitted by the Nomination Committee. Pursuant to the Articles of Association, the shareholder-elected members of the Board may be elected for a term of up to two years. In 2007, the Nomination Committee announced itsintention to propose a term of service of one year for shareholder-elected members and deputy members. This intention was followed up in 2008, and all the shareholder-elected members of the Board are therefore up for election in 2009. A more detailed description of the background, qualifications and term of service of each member of the Board of Directors and the number of Orkla shares they own is provided on pages 22-23[1]. The composition of the Board of Directors meets the requirements of the Code of Practice with respect to Board members' independence of the company's executive management, main shareholders and material business relationships, and there are few instances of disqualification in connection with the consideration of matters at Board meetings. Representatives of the executive management are not members of the Board of Directors. Pursuant to Article 4 of Orkla's Articles of Association, the shareholder-elected members of the Board of Directors are required to own shares in the company.

Pursuant to Norwegian law, employees must be represented in the governing bodies of the company. On this basis and in accordance with the current system of corporate democracy, Group employees have the right to elect seven of the 21 members of the Corporate Assembly of Orkla ASA. Similarly, Group employees have the right to elect three members to the Board of Directors of Orkla ASA, and two observers.

The work and responsibilities of the Corporate Assembly and the Board of Directors

The Corporate Assembly is charged by law with oversight and supervisory responsibilities in respect of the company and the Board, together with electing the members and chairman of the Board of Directors.

The law stipulates that the responsibilities of the Board of Directors include the overall management and oversight of the company. Each year, the Board of Directors adopts a specific meeting and activity plan for the following year. This plan covers strategic planning, other relevant business issues and oversight activities. The Board's activity plan for 2008 stipulated eight meetings, one of which was scheduled for a day and a half to deal with strategic issues. In addition to this, the Board has held three meetings; a total of 11 meetings were therefore held in 2008, at which the Board dealt with a total of 77 matters. The content of the work of the Board of Directors is discussed in further detail on pages 8-21 of the Report of the Board of Directors.

The responsibilities of the Board of Directors are laid down in the Rules of Procedure for the Board of Directors, which was adopted by the Board on 3 November 2004, and last revised on 3 May 2007. The Board's Rules of Procedure, which may be found on Orkla's website under «Investor Relations», contain provisions regarding the responsibilities and duties of the Board of Directors, the general

HOW ORKLA'S GOVERNING BODIES ARE ELECTED

EMPLOYEES OF ORKLA COMPANIES

Elect in accordance with the Orkla Group's system of corporate democracy

THE GENERAL MEETING

Elects on the basis of a recommendation by the Nomination Committee

THE CORPORATE ASSEMBLY

7 employee-elected members

The entire Corporate Assembly elects its own Chairman

14 shareholder-elected members

Are elected on the basis of a recommendation by the Nomination Committee

THE BOARD OF DIRECTORS

3 employee-elected members

2 employee-elected observers

The entire Corporate Assembly elects the Chairman of the Board

7 shareholder-elected members

[1] The list is updated regularly on Orkla's website.

manager's duty to inform the Board about important matters and the administrative procedures of the Board.

The Board has established a permanent Compensation Committee and a permanent Audit Committee. These committees do not make resolutions, but supervise the work of the company management on behalf of the Board of Directors and prepare matters for the Board's consideration within their specialised areas. The committees' mandates are included in the Rules of Procedure for the Board of Directors.

The Compensation Committee is chaired by the Chairman of the Board of Directors, Stein Erik Hagen and in 2008 the other members were Åse Aulie Michelet and Aage Andersen. The Senior Vice President, Human Resources/Organisation, is the committee secretary. The Audit Committee is chaired by the Deputy Chairman of the Board of Directors, Svein S. Jacobsen, and in 2008 the other members were Lennart Jeansson and Per-Arnfinn Solberg. The Chief Internal Auditor is the secretary of the Audit Committee.

The Board of Directors carries out an evaluation of its activities each year and discusses improvements in the organisation and implementation of its work. An external person has regularly been used to organise the evaluation of the Board's work.

Risk management and internal control

Every senior manager at Orkla is responsible for risk management and internal control in his or her area of responsibility with a view to ensuring: 1) exploitation of business opportunities, 2) targeted, safe, high-quality and cost-effective operations, 3) reliable financial reporting and 4) compliance with current legislation and regulations. Orkla's risk management system is fundamental to the achievement of these goals.

The Group's Chief Risk Officer (CRO) helps to ensure that all risk which is significant for Orkla's goals is identified, analysed, effectively managed and exploited across business areas and professional disciplines. This entails, among other things:

- Continuously monitoring important risk indicators in order to reassess the Group's level of risk, if necessary
- Drawing up and maintain instructions and guidelines for risk management, emergency response and continuous operations
- Assisting in the implementation of coherent risk management in ongoing operations and in connection with projects and major decisions
- Presenting Orkla's consolidated risk profile to the Group Executive Board, the Board of Directors and the Board's Audit Committee, as well as suggesting adequate risk accept-criterias
- Facilitating the spread of best risk management practices throughout the Group
- Participating in internal board reviews of the risk pictures/risk maps of each business area to ensure that formal risk assessments are uniformly carried out, presented, discussed and concluded.
- Carrying out detailed risk analyses in particularly exposed areas
- Identifying, communicating and monitoring risk factors that are critical to the Group in order to ensure that adequate risk mitigation measures are in place and avoid too great a consentration of risk in special areas
- Ensuring that Orkla's risk management is in accordance with relevant regulatory requirements and in the best interests of Orkla's stakeholders
- Being responsible for selected measures to mitigate risk at Group level.

In addition to the linear, 'top-down/bottom-up', risk management process based on the businesses' value chain, a risk management forum led by the CRO has been established, where risk managers from the various business areas meet once every quarter to exchange experience and knowledge.

As part of the Group's internal control system, Orkla has an internal audit function, which cooperates with the Chief Risk Officer and the external auditor, and has the following tasks:

- Verify that internal control procedures that mitigate risk have actually been established and are functioning as intended.
- Assist the Board of Directors, the Group Executive Board and the business areas by providing auditing competence and capacity, which includes monitoring and control of selected companies in the Group.
- Receiver of reports of irregularities under the Group's whistle-blowing system. Further information on this system may be found on Orkla's website under «CR».

The internal audit function is independent of the «line», since the Chief Auditor reports to the Board's Audit Committee and, in special cases, to the Chairman of the Corporate Assembly. To ensure ongoing monitoring of individual companies, all boards of operational subsidiaries are required to make the company's risk picture and internal audit an item of their agenda at least once a year.

Remuneration of the Board of Directors

All remuneration of the Board of Directors is disclosed in Note 5 to the financial statements of Orkla ASA. The note shows that remuneration of the Board of Directors is not linked to the Group's performance and that no ptions have been issued to members of the Board of Directors.

Remuneration of the executive management

The Board's Compensation Committee presents a recommendation concerning the terms and conditions for the President and CEO to the Board of

Directors and monitors the general terms and conditions for other senior employees of the Group. The Board assesses the President and CEO and his terms and conditions once a year.

A description of the remuneration of the executive management and the Group's conditions policy, including the scope and organisation of bonus and share-related programmes, is given in the Board of Directors' statement of guidelines for the remuneration of executive management, cf. Note 5 to the financial statements of Orkla ASA. The Board of Directors' statement of guidelines is considered by the Corporate Assembly and sent to shareholders together with the notice of the Annual General Meeting.

At the General Meeting on 24 April 2008, shareholders were given an explanation of the Group's conditions policy and the Board of Directors' statement of guidelines for the remuneration of executive management. An advisory vote was held on the Board's statement of guidelines for executive remuneration for the coming accounting year, and the General Meeting adopted a resolution endorsing the Board's statement of guidelines. The General Meeting also endorsed the guidelines proposed by the Board for the continuation of an option programme for executive management and the continuation of the general employee share purchase programme.

Information and communications

Orkla seeks to ensure that its accounting and financial reporting are worthy of the confidence of investors. Orkla's accounting procedures are highly transparent and since the beginning of 2005 Orkla has prepared and presented its financial statements in accordance with the International Financial Reporting Standards (IFRS). The Audit Committee of the Board of Directors monitors the company's reporting on behalf of the Board.

Orkla strives to communicate actively and openly with the market. The company's annual and quarterly reports contain extensive information on the various aspects of the company's activities. The company's quarterly presentations are transmitted directly on the Internet and may be found on Orkla's website, together with the quarterly and annual reports, under «Investor Relations». A comprehensive, detailed presentation of other information, reports and documents may also be found on Orkla's website. All shareholders are treated equally as regards access to financial information. The Group's Investor Relations Department is responsible for maintaining regular contact with company shareholders, and the Board is also regularly informed about the company's investor relations activities. The financial calendar for 2009 may be found on Orkla's website under «Investor Relations» and at the very beginning of this Annual Report.

Takeovers

The Board of Directors will not seek to hinder or obstruct any takeover bid for the company's activities or shares unless there are particular reasons for doing so. In the event of such a bid, as discussed in section 14 of the Code of Practice, the Board of Directors will seek to comply with the recommendations therein, as well as with relevant legislation and regulations.

Auditor

The Board of Directors has determined the procedure for the external auditor's regular reporting to the Board. Each autumn, the external auditor presents to the Board of Directors his assessment of risk, internal control and the quality of financial reporting at Orkla, at the same time presenting his audit plan for the following year. The external auditor also takes part in the Board's discussions on the annual financial statements. On both occasions, the Board of Directors ensures that the Board and the external auditor are able to discuss relevant matters without the presence of the management. The external auditor and the President and CEO attend all meetings of the Board's Audit Committee. As regards the work of the internal auditor, reference is made to the section above on risk management and internal control.

Orkla has established guidelines for the right of the general management to use the external auditor for services other than auditing. Responsibility for monitoring such use in detail has been delegated to the secretary of the Audit Committee, who is the Chief Internal Auditor. The secretary of the Audit Committee receives an annual summary from the external auditor of services other than auditing that have been provided to Orkla, and includes separate comments on these services in his annual report to the Audit Committee and the Board of Directors. Details of the company's and Group's use and remuneration of the external auditor are given in Note 5 to the financial statements of Orkla ASA. Both the Corporate Assembly and the General Meeting are informed about the Group's remuneration of the auditor, broken down into remuneration for statutory auditing and remuneration for other assistance/services.

The auditor confirms his independence regarding the participation in the Auditing Committee and the Boards discussions on the annual financial statements.

Corporate responsibility

Orkla's most important contribution to the local communities in which the Group operates is to develop efficient, profitable and competitive businesses that provide jobs, tax revenues and products that society needs.

Orkla's «Goals and Values», Principles of Corporate Governance and Code of Conduct describe the principles for corporate responsibility at Orkla, and the general responsibility of the Group's management and employees in this respect. Orkla also has policy documents for specific areas.

Orkla is committed to operating in accordance with the principles set forth in the UN Global Compact, which is largely based on the Universal Declaration of Human Rights, the Kyoto Treaty, the ILO declaration and anti-corruption instruments.

Orkla wishes to engage in sustainable business and investment practices that contribute to long-term economic, environmental and social development. Orkla's products and services must be reliable in terms of quality, origin and impact on both personal health and the environment.

By conducting ethically sound business operations, Orkla will create a solid basis for confidence in the company. The very foundation of good corporate governance is a sound corporate culture underpinned by appropriate operational management and control systems.

Orkla pursues business opportunities while respecting human and labour rights and continuously assessing the social impact of its business operations.

Orkla will be sensitive to changes in society's general perception of good business practices and will evaluate and adjust its own practices when necessary.

Roles and responsibilities

In order to ensure that Orkla's business practices are in accordance with the Group's corporate responsibility principles, each business unit is responsible for evaluating the social impact of its own activities and for allocating sufficient resources and developing measures to ensure that these principles are observed. Orkla's Board of Directors and Group Executive Board address relevant issues in this field as necessary, but also conduct an overall annual review.

At Group level, the topic of corporate responsibility is regularly discussed and followed up in Orkla's Corporate Responsibility Forum, which comprises staff from various corporate functions and from all business areas.

From principle to practice

Each business unit must have appropriate procedures for identifying potential conflicts of interest with respect to particularly sensitive functions, transactions or areas of responsibility.

As part of the effort to raise awareness of employees' attitudes to ethics and social responsibility, work continued in 2008 on dilemma training, which consists of a series of exercises in handling ethical dilemmas and complex and conflicted situations that may be encountered by Orkla employees and managers.

This training programme has been carried out for new companies, new employees, management teams and trade union representatives, either as a part of the integration process and introductory programmes or as a part of ordinary management development programmes. The purpose is to prepare employees to deal with situations that may arise and ensure that they are familiar with the ethical principles embodied in the Group's standards. Work on dilemma training and ethical awareness-raising will continue.

More information on corporate responsibility may be found on Orkla's website (www.orkla.com/cr). Orkla also issues a separate sustainability report, available on the same website.

Environment, health and safety

Orkla engages in sound, long-term sustainable operations, acknowledging its responsibility for its employees, society and the environment. This is a prerequisite for future profitable growth.

Accidents and poor health can ruin human lives and have adverse effects on business enterprises in the form of sickness absence, production loss and damaged equipment and material.

The basic aim of EHS risk assessments at Orkla is to gain control of conditions exposed to risk, ensuring that no one is injured or becomes ill due to work-related factors and reducing serious incidents. Every unit must continuously assess its risk picture so as to be able to carry out systematic EHS and improvement activities. A good risk culture ensures that procedures and rules are complied with and is essential if risk management is to be a natural part of day-to-day operations.

The working environment – health and safety

A good, safe working environment is a prerequisite for success. One of the main indicators of how well Orkla runs its businesses and utilises its resources is the Lost Work Day Rate (LWDR)[1]. A low injury rate indicates that operations are well-organised, which means operating at no risk to life or health, and that the workforce can be used in a good, productive way. Orkla's vision is to achieve zero harm. In the past few years, Orkla's LWDR rate has been around 10, but the rate has varied considerably from one company to another. Orkla is not satisfied with this result, and has intensified its efforts to reduce the number of work injuries. This is a laborious process that calls for special efforts on the part of management, but the contribution of all employees is required if the injury rate is to be reduced.

Environment, climate and energy

The consequences of Orkla's industrial activities include the consumption of significant amounts of energy and substantial emissions of greenhouse gases. Orkla is mindful of its responsibility for environmental issues throughout the value chain, from the production of raw materials to customers' and consumers' use of the finished products. This work has been prioritised for many years through focus on such areas as developing energy-efficient operations and reducing environmental emissions. Orkla considers the development of environmentally friendly technology and alternative energy sources to be crucial to improving the climate situation. Focusing on solar energy by investing in Elkem Solar and REC is Orkla's most important contribution. In addition, Borregaard has over time developed a unique bio-refinery concept based on timber, which provides sustainable alternatives to oil-based products.

Orkla believes it is essential to develop realistic goals and strategies for preventing climate change. However, this is a time-consuming, comprehensive process since there are no clear principles or guidelines for preparing a complete set of climate accounts. Orkla has therefore adopted a broad-based approach and has entered into cooperation agreements with several external research institutions with a view to gaining more knowledge. The aim is to assess and document climate impacts throughout the value chain (life-cycle analyses), in order to be able to formulate specific goals and plans for reducing greenhouse gas emissions.

Orkla factories are a major employer in many towns and communities, a situation that poses several challenges in relation to the local environment. Environmental work must generally be carried out in accordance with the guidelines in the international environmental standard, ISO 14000. National legislation and local environmental requirements must be complied with, and Orkla companies invest a great deal of effort in meeting the growing environmental demands of employees, customers, consumers and society at large. Each enterprise sets targets, prepares activity plans and establishes systems to secure and report on its environmental activities.

More information on Orkla's EHS work and activities, and results for 2008, can be found in the EHS report on the Orkla website (www.orkla.com/ehs/2008).

[1] Number of injuries leading to absence per million hours worked



Orkla Materials | Borregaard

Renewable development

Borregaard has one of the most advanced biorefineries in the world and a leading position in manufacturing of chemicals, materials and fuels based on renewable biomass. The company is continuously working towards developing and commercializing its innovation portfolio.



Laboratory for business development

In Borregaard's biorefineries many different products from biomass, a substitute for oil-based products, are produced. Borregaard's new laboratory for biorefinery experiments was opened in Sarpsborg last September. The laboratory is well equipped to develop business opportunities in the borderland between chemistry and biology.

The biorefinery laboratory is an important part of Borregaard's investment in developing valuable biochemicals. Here, the researchers consider the whole value chain – from alternative raw materials via new processes to finished products. A special research team will strengthen the company's expertise in the development of biochemicals, alternative biological raw materials, new applications, different technologies and processes, and will contribute new microbiological expertise to Borregaard. Several specific projects have already been initiated.



ORKLA'S BUSINESS AREAS



Zero LWDR

On 14 December 2008 Borregaard LignoTech achieved one million hours worked without injury absence, thereby achieving a Lost Work Day Rate[1] of zero. The goal is zero harm, and focus in the first phase is on order and system in the working environment. Secondly, it is important to observe and understand how people do their jobs and to focus on near-injuries and near-accidents. When these elements are in place, work on the safety culture and people's on-the-job behaviour can begin in earnest. New standards are being introduced and all employees are involved in dialogue on safety issues.

More renewable energy from Borregaard

In May 2009 two new generators will be producing a further 55 GWh of renewable energy from Sarpsfossen, equivalent to the annual consumption of around 3,000 households. This major environmental project under the auspices of Borregaard Energy entails an investment of NOK 150 million and will have absolutely no environmental impact since it utilises existing waterways and installations.

The increase in production will be achieved because the new generators are more efficient than the old ones and capacity will be increased so that water is not wasted during flood periods. The project qualifies for the official support scheme for renewable energy. The 20-metre-high Sarpfossen waterfall has the greatest volume of water in Norway. Borregaard owns half of the more than 900 GWh of energy that is produced from the waterfall.

Goals and strategies

Orkla's mission statement, «Developing people – creating value", reflects the Group's financial objective of giving its shareholders a return on their investment that well exceeds the stock market average, and since 1982 the annual return on the Orkla share has averaged 23 %. While responsibility for continuous focus on sound operations lies with the individual business areas, the Group establishes the fundamental premises for their activities and facilitates human resource development, structural development, exploitation of synergies and transfer of best practices throughout the Group. Against this backdrop, the business areas pursue their own goals and strategies which aim specifically to ensure long-term value creation.

ORKLA BRANDS


Lano

GOALS

- High and durable value creation by delivering products that consumers and retailers «cannot do without».
- Achieve growth both by increasing revenues in existing businesses and through acquisitions. This growth will primarily take place in the markets in which Orkla Brands currently operates.
- Ensure continuous focus on cost-effectiveness throughout the value chain.

STRATEGY

Orkla Brands operates on the basis of a multi-local model where responsibility for value creation in the core business rests at the local level with each individual company. The main focus is on gaining a deep insight into customer and consumer needs, and utilising this insight to deliver innovations that create high, durable value. The use of strong branded consumer goods is key to securing consumer loyalty. Inter-company synergies are achieved by sharing best practices and common, cost-effective support functions.

ORKLA ALUMINIUM SOLUTIONS



GOALS

- Achieve continuous improvement in productivity by means of the Genesis business system (Toyota Production System).
- Ensure world-class Environment, Health and Safety performance.
- Increase the proportion of customised solutions instead of selling standard profiles and strips.

STRATEGY

Customer proximity means creating greater added value through continuous efforts to strengthen cooperation with customers. Sapa is developed by developing people. The three strategic pillars EHS, Genesis and customer proximity, are crucial factors in this work. EHS activities must be continuously reassessed in improvement efforts. Genesis is Sapa's interpretation and adaptation of the Toyota Production System, and serves as an important foundation for Sapa's overall business culture.

ORKLA MATERIALS



GOALS

- Elkem's overarching goals are customer satisfaction, continuous improvement and value creation.
- Borregaard will further develop its biorefinery concept while generating new growth through innovation in its current operations.
- Highest possible Environment, Health and Safety standards.

STRATEGY

Elkem and Borregaard will focus on the development and application of technology, expertise and business systems that generate continuous process and cost improvements. Commercialising and renewing the innovation portfolio will also help to increase product specialisation and strengthen market positions by continuously orienting the product portfolio towards products tailored to customer needs. Substantial resources are used on research and development within both Elkem and Borregaard.

ORKLA ASSOCIATES



GOALS AND STRATEGY

Orkla Associates comprises investments in companies where full ownership is not desirable or is not possible, and mainly consists of Orkla's investments in REC ASA and Jotun AS.

In both these investments, Orkla has an equity interest of approximately 40 %. Orkla has three representatives on REC's Board of Directors and two representatives on Jotun's Board of Directors. The Group's profit from these companies is presented in Orkla's consolidated financial statements on the line for «Profit from associates».

ORKLA FINANCIAL INVESTMENTS



GOALS

- Orkla Financial Investments aims to maximise long-term return on invested capital.
- Contribute to providing the Group with industrial options.

STRATEGY

The strategy of this business area is to identify and invest in value-creating assets, primarily in the form of shares and real estate. These investments will primarily be made within the geographical areas in which Orkla has industrial operations. The shareholdings in the Share Portfolio will also be selected with a view to providing possible options for the Orkla Group's industrial development. Orkla Finans provides investment services for institutional and private investors. Orkla Eiendom is engaged in extensive property development.

OPERATING REVENUES


25,000
20,000
15,000
10,000
5,000
NOK billion
17,275
19,737
21,398
22,253
23,398
04
05
06
07
08

EBITA[1]


3,000
2,500
2,000
1,500
1,000
500
NOK billion
2,115
2,262
2,455
2,218
2,590
04
05
06
07
08

[1] Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges.

THE BUSINESS AREA

The former business areas Orkla Foods and Orkla Brands were amalgamated in 2008. The new business area, Orkla Brands, is divided into the following four units: Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients.


Håndsåpe
Lano



ORKLA BRANDS

GOOD PERFORMANCE

In the course of 2008 Orkla Brands succeeded in rapidly correcting the weak profit performance the business area reported in 2007. A wide range of measures were implemented, the most important related to enhanced focus on internal improvement programmes and price increases to compensate for the market-driven increases in the cost of raw materials, energy and labour. Divestment of businesses and product areas with low profitability, and efforts to improve Bakers' business model in response to changed market conditions, were also important measures.

Improved results for all units



EBITA[1] BY BUSINESS UNIT

NOK million	2008	2007
Orkla Foods Nordic	1,050	893
Orkla Brands Nordic	1,324	1,218
Orkla Brands International	5	-71
Orkla Food Ingredients	211	178

[1] Operating profit before amortisation, restructuring and significant impairment charges.

Orkla Foods Nordic

Orkla Foods Nordic primarily consists of the following food and beverage businesses in the Nordic region and the Baltic States: Stabburet and Bakers in Norway, Procordia Food and Abba Seafood in Sweden, Beauvais in Denmark and Orkla Foods Fenno-Baltic in Finland and the Baltic States.

After delivering low profitability in 2007, Orkla Foods Nordic was back on a positive profit trend by the end of 2008. Price increases have compensated for the market-driven cost increases, and ongoing efforts to increase efficiency have contributed to profit improvement. To improve profitability, Bakers made adjustments to its business model. The company achieved efficiency improvement gains in production and distribution at the same time as the freshness and quality of its products were enhanced.

Orkla Brands Nordic

Orkla Brands Nordic consists of Lilleborg (detergents and personal care products), Lilleborg Profesjonell (total supplier of hygiene and cleaning solutions to the professional market), Axellus (dietary supplements and health products), Chips Group (snacks), Göteborgs / Sætre (biscuits), Nidar (chocolate and confectionery) and the Pierre Robert Group (textiles).

The Nordic countries are Orkla Brands Nordic's main market. The business unit holds strong No. 1 positions in Norway across all segments, and several of the companies possess solid market positions in Sweden, Denmark and Finland.

Orkla Brands International

As from 2009 Orkla Brands International comprises SladCo and Krupskaya (Russia/chocolate and biscuits), Felix Austria (Austria/ketchup and sauces) and MTR Foods (India/food products).

Changes in the business unit's strategy in Central and Eastern Europe resulted in the sale of Guseppe (Czech Republic) with effect from 17 July 2008. Kotlin and Elbro are in the process of being sold. Orkla Foods Romania becomes a part of Orkla Food Ingredients as from 2009.

Orkla Food Ingredients

Orkla Food Ingredients is currently market leader for baking ingredients in the Nordic region. The business unit has a decentralised management structure and consists of 29 companies in 15 countries. The industry is fragmented, and Orkla Food Ingredients is now one of the five leading players in Europe.

Bakeries and the bakery industry are the largest customer segments, but the grocery trade and the catering industry are also important customers. Through acquisitions in Sweden and Denmark, Idun has also established a position as a Nordic market leader for ice cream ingredients for ice cream bars.

Orkla Food Ingredients' main product categories are margarine products (Dragsbæk), marzipan (Odense Marcipan), bread improvers and mixes (Credin) and yeast (Jästbolaget). The largest sales and distribution companies are KåKå in Sweden, Idun Industri in Norway and Credin bageripartner in Denmark.

Results for 2008

All four business units reported underlying[1] growth in profit in 2008. This was largely due to price increases to meet market driven cost increases, and to the continuous focus on improvements throughout the value chain. However, the improved results must be seen in the light of poor performance in 2007, which reflected rising input costs that were not adequately offset by higher prices. The innovation programme has also been an important factor for profit performance, but too few large nnovations were achieved in 2008. There will be an internal focus on stepping up the pace of innovation in 2009.

[1] Excluding acquisitions, divestments and currency translation effects.


SICK

KEY FIGURES

NOK million	2008	2007	% change
Operating revenues	23,398	22,253	5
EBITA[1]	2,590	2,218	17
Sales outside Norway	14,191	13,511	5
EBITA-margin[1]	11.1 %	10.0 %	1.1 %-p
Return on capital employed	15.7 %	14.0 %	1.7 %-p
Number of man-years	13,349	15,001	-11

[1] Operating profit before amortisation, restructuring and significant impairment charges

OPERATING REVENUES BY BUSINESS AREA[2]


Orkla Food Ingredients 15 %
Orkla Brands International 10 %
Orkla Foods Nordic 42 %
Orkla Brands Nordic 33 %

[2] Including internal sales between segments

OPERATING REVENUES BY BUSINESS UNIT[2]

NOK million	2008	2007
Orkla Foods Nordic	**9,913**	**9,548**
Stabburet	2,940	2,783
Bakers	1,463	1,488
Procordia Food	2,847	2,716
Abba Seafood	1,051	987
Beauvais	757	742
Panda	421	405
Felix Abba	703	616
Orkla Brands Nordic	**7,719**	**7,666**
Lilleborg	1,475	1,480
Lilleborg Profesjonell	504	450
Nidar	1,214	1,161
Göteborgs / Sætre	849	824
Chips Group	2,104	2,360
Pierre Robert Group	391	316
Axellus	1,177	1,073
Orkla Brands International	**2,440**	**2,262**
Orkla Food Ingredients	**3,670**	**3,200**

INTEGRATION AND RESTRUCTURING

Focus in 2008 was on integrating the new organisation and on offering the market innovative, value-added solutions based on aluminium profiles and strip. Sapa was affected by the general economic decline, and all units had to take action in response to the changed market conditions, resulting in a number of restructuring activities. At the end of the year, Orkla and Alcoa signed an agreement to exchange equity interests, as a result of which Sapa will be wholly owned by Orkla.



THE BUSINESS AREA

Sapa develops, manufactures and markets value-added aluminium profiles, profile-based building systems and aluminium strips for heat exchangers. The company comprises three main business areas: Sapa Profiles, Sapa Building System and Sapa Heat Transfer. Its business concept is based on close cooperation with customers. Sapa is leading in its field and serves customers in the building and construction, transport, engineering and telecom industries.

OPERATING REVENUES*


30,000
24,000
18,000
12,000
6,000
NOK million
12,517
16,318
25,335
27,809
04
05
06
07
08

*Sapa was not consolidated into Orkla's financial statements until 2005.

EBITA*


1,500
1,200
900
600
300
NOK million
496
839
1,187
697
04
05
06
07
08

*Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges.Sapa was not consolidated into Orkla's financial statements until 2005.

Product development focus



PRODUCTS AND APPLICATIONS

PROFILES
Aluminium profiles are used by many different industries, e.g. building and construction, telecom and transportation. The profiles can be adapted in form and function, and are used in a large number of products. For example, there are aluminium profiles in cars, wardrobes and base stations for the telecom industry.

BUILDING SYSTEM
Building System supplies aluminium solutions, mainly to the European building industry. The products vary from relatively simple profile-based systems for windows and doors to advanced facade systems, glazed roofs and sun screening.

HEAT TRANSFER
Rolled aluminium products are used in different types of heat exchangers for the automotive industry. The product can be customised for use in for example radiators (cooling elements), condensers, heaters, charge-air coolers and oil coolers. All the major heat exchanger manufacturers are Sapa customers.

TOTAL INVESTMENTS*


2,000
1,500
1,000
500
NOK million
483
445
765
1,615
04
05
06
07
08

* Replacement investments and expansion of own capacity.

Sapa Profiles

Sapa Profiles is the world's leading manufacturer of processed aluminium profiles, and its operations are organised in five geographical segments: North America, North Europe, Central Europe, South Europe and Asia. Sapa has a 16 % market share in Europe and 21 % in North America. Operations in Shanghai, China, are limited to processing.

Design solutions based on aluminium profiles are used in a large number of sectors, of which the building and construction, transportation, engineering, furniture and office equipment industries are the most common ones. Sapa is engaged in extensive processing operations, including cutting, bending, CNC processing, hydroforming, fusion welding, friction stir welding, anodising and painting.

Sapa's overarching strategy is to offer customers value-added solutions instead of standard profiles. This requires good insight into customers' value chains, products and general business conditions. Sapa Profiles operates in 25 countries and is well positioned to establish close working partnerships with both local and international customers.

Sapa Building System

Sapa Building System is one of Europe's largest suppliers of building systems based on aluminium profiles. The business has product development facilities in six countries (Belgium, France, Portugal, the UK, Poland and Sweden) and sales offices in a total of 26 European countries.

Building System offers architects, designers, specifiers and contractors a wide range of innovative aluminium systems for curtain walling, doors and windows, as well as special applications including sun screening and building integrated photo voltaic power generation.

Buildings consume 40 % of the world's electricity. Finding good alternatives to traditional energy sources has become not only a necessity, but also a responsibility, and Sapa Building System will play a role as a supplier of sustainable, energy-efficient aluminium solutions for the building industry. In 2008 Building System's technical development activities have focused on this field and Building System therefore now offers a complete photo voltaic solution for facades and glazed roofs that makes it possible to use the sun as a source of electricity generation.

Sapa Heat Transfer

Sapa Heat Transfer is the world's leading supplier of solutions for heat exchangers in the automotive industry, and has a global market share of 17 %. All the largest heat exchanger manufacturers are Heat Transfer customers, including Denso, Calsonic, Behr, Delphi, Visteon, Modine, Showa, T-Rad and Valeo. Production takes place in Sweden and China.

The business further strengthened its position in 2008 by focusing strongly on close cooperation with customers, research and development, technical support and process development. Based on Sapa Heat Transfer's core competency and decades of experience of working closely with the demanding automotive industry and its subcontractors, work is now in progress on developing a promising new segment for stationary air conditioning systems.

Sapa Heat Transfer Tubes, which has production facilities in Germany and China, specialises in welded tubes for heat exchangers based on rolled aluminium strips. Heat Transfer is one of the leading global manufacturers also in this niche.

Results for 2008

2008 was a year that started strong but then fell rapidly in most markets. The results for Profiles developed well throughout the first half of the year but then weakened sharply. The turning point for Heat Transfer came later, in the fourth quarter of 2008, while Building System had a satisfactory fourth quarter. Operating revenues totalled NOK 27,809 million, while EBITA was NOK 697 million. Restructuring and significant impairment charges, as well as inventory write-downs for Sapa Profiles amounted to NOK 576 million.


sapabuild
sapabuild

EBITA* BY BUSINESS UNIT

NOK million	2008	2007
Profiles	109	590
Heat Transfer & Building System	588	597

* Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges.

OPERATING REVENUES BY BUSINESS UNIT*

NOK million	2008	2007
Profiles	21,904	19,305
Heat Transfer & Building System	6,909	7,060

* Including internal sales between segments.

KEY FIGURES

NOK million	2008	2007	% change
Operating revenues	27,809	25,335	10
EBITA*	697	1,187	-41
Sales outside Norway	27,480	25,041	10
EBITA-margin*	2.5 %	4.7 %	-2.2 %-p
Return on capital employed	5.7 %	11.5 %	-5.8 %-p
Number of man-years	12,585	13,914	-10

* Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges.

NET SALES BY GEOGRAPHICAL AREA


America/Rest of the world 24 %
Nordic countries 11 %
Other European countries 60 %
Asia 5 %

Total net sales NOK 27,768 million



ORKLA MATERIALS

PROGRESS IN ENERGY AND SILICON

The first half of 2008 saw strong markets and increased profitability for Elkem's silicon-related business, while demand declined towards the end of the year. By the end of 2008 Elkem Solar's plant was mechanically completed and the start-up programme commenced. In December, Elkem and Alcoa concluded an agreement to exchange assets in the two jointly owned companies Sapa Profiles and Elkem Aluminium. With that, Elkem exits its business within primary aluminium.

Borregaard faced challenging market conditions in the second half of 2008 which, coupled with high raw material prices, weakened profitability for the chemicals business. The plants in Switzerland and Finland were closed down during the year. The energy business achieved a substantial profit improvement.



OPERATING REVENUES*



15,000
12,000
9,000
6,000
3,000
NOK million
6,217
11,150
11,208
12,234
13,600
04
05
06
07
08

* Figures for 2004 only include Borregaard, as Elkem was not consolidated into Orkla's financial statements until 2005.

EBITA*



2,000
1,600
1,200
800
400
NOK million
356
1,001
1,277
1,420
1,373
04
05
06
07
08

* Figures for 2004 only include Borregaard, as Elkem was not consolidated into Orkla's financial statements until 2005.Operating profit before amortisation, restructuring and significant impairment charges.

THE BUSINESS AREA

Elkem is one of the world leaders in the environment-friendly manufacture of metals and materials. Its main products are energy, silicon, special ferrosilicon alloys for the foundry industry, carbon and microsilica. Elkem also invests heavily in the solar industry. The company has production facilities in Europe, North and South America, Africa and Asia, and an extensive network of sales offices in its main markets.

Borregaard has one of the world's most advanced biorefineries and is a leading manufacturer of chemicals, materials and fuel based on renewable biomass. The company also holds attractive positions in the ingredients, fine chemicals and energy markets, with production facilities and sales offices in 20 countries.

Intensified cost focus in demanding markets



PRODUCTS AND APPLICATIONS

ELKEM

ENERGY

Elkem is a major power producer in Norway and one of the main players on the Nordic power trading market.

SILICON-RELATED

Solar: High-purity silicon is used by the solar cell industry.

Silicon: Is used by the chemical industry to produce silicones and by the electronics industry to produce polysilicon as a basis for semiconductors and solar cells. In the aluminium industry, silicon is used to improve the strength of aluminium and in ceramics industry to for instance filter particles.

Foundry: Production of special materials for the foundry sector and production of ferrosilicon based special alloys for use in the steel industry. The automotive industry, windmill manufacturers and other mechanical engineering industries are the main customer groups.

Microsilica: Is added to concrete, structural and refractory materials, and is used for drilling in the petroleum industry and as an additive in plastic and rubber.

Carbon: Production of tamping clay and Søderberg electrode paste for use in metallurgical processing and other industries. Prebaked electrodes are used in silicon production.

BORREGAARD

CHEMICALS

Lignin: Additives for use in concrete and building materials, textile dyestuffs, ceramics, agricultural and fishery products, batteries and mining.

Speciality cellulose: For products used in the construction and petroleum industries and in the manufacture of filters, food products, tablets, cosmetics and personal hygiene products, as well as paint, varnish, printer's ink, plastics and textiles. Bioethanol is used for instance in the pharmaceutical industry, paint, varnish, fuel and car care products.

Ingredients: Vanillin products and omega-3 oils for use in food products and other selected niches.

Pharmaceutical products: Intermediates for X-ray contrast media (diagnostic applications) and medicines.

Diphenols: Intermediates for aroma chemicals, agricultural chemicals, photo chemicals and pharmaceutical products and applications.

ENERGY

Electric power: Power production and financial trading in power contracts.

ELKEM – Energy

Elkem's energy operations consist of hydropower production and power trading. Its Norwegian hydropower plants are located in Salten, Bremanger and Sauda.

Profit from power production was significantly higher in 2008, largely due to higher average system prices. Power production totalled 3,207 GWh, on a par with 2007. However, due to weaker results from trading, the total energy business reported lower profit for 2008.

Silicon-related business

The silicon-related business comprises products for the solar industry, silicon, foundry products, microsilica, carbon and calcium carbide. The solar business consists of Elkem's own project for manufacturing solar-grade silicon. Elkem manufactures silicon at three smelting plants in Norway, while its foundry products are currently produced in Norway, Iceland, Canada and China. The microsilica business consists of the purchase and sale of materials mainly filtered from tapping fumes from smelting plants. In 2008, production for the carbon business took place in Kristiansand (Norway), at two plants in Brazil, one in South Africa, and one in China. Elkem's calcium carbide plant in the USA was sold in March 2008.

Results for 2008

Profit from the silicon-related business (excluding Elkem Solar) increased substantially due to higher prices. The energy business delivered good results from its production activities as a result of higher prices than in 2007. However, Elkem's energy trading business posted weak results in 2008 with EBITA that was NOK 281 million lower than in 2007. Furthermore, costs expensed in connection with the estblishment of Elkem Solar were NOK 186 million higher than in 2007.

Work on construction of the Elkem Solar factory and establishment of the new operational organisation in Kristiansand has been in full swing in 2008 and the plant is mechanically completed. The expansion of the hydropower plant at Sauda and relocation of the manufacture of foundry products from Bjølvefossen to Iceland were also focus areas in 2008.

BORREGAARD – Chemicals

Borregaard LignoTech, the world's leading supplier of lignin-based binding and dispersing agents, reported lower profit than in 2007 due to lower sales volumes and higher costs, partly caused by changes in operating conditions and logistics following the outbreak of Legionnaire's disease in Sarpsborg in July. Sales of new products increased, boosting profit.

Borregaard ChemCell is a leading European supplier of speciality cellulose for chemical applications. The improvement in profit compared with 2007 is ascribable to price rises and better profitability in the first half of 2008 for the plant in Switzerland. The bioethanol business continued to make a good contribution to profit.

Borregaard's Ingredients and Pharma business supplies advanced products that meet high quality and hygiene standards. Overall, the business reported poorer results than in 2007, largely due to higher costs.

KEY FIGURES ORKLA MATERIALS

NOK million	2008	2007	% change
Operating revenues	13,600	12,234	11
EBITA*	1,373	1,420	-3
Sales outside Norway	10,815	10,053	8
EBITA-margin*	10.1 %	11.6 %	-1.5 %-p
Return on capital employed	8.2 %	10.2 %	-2.0 %-p
Number of man-years	4,526	4,454	2.0

* Operating profit before amortisation, restructuring and significant impairment charges.



CAPACITY ELKEM (METRIC TONNES) 2008

Carbon	347,000
Silicon-related	
Silicon	
Bremanger	28,000
Salten	65,000
Thamshavn	40,000
Total Silicon	133,000
FeSi / Foundry[1]	
Elkem Iceland	100,000
Bremanger	36,000
Bjølvefossen	40,000
Chicoutimi	27,000
Total FeSi / Foundry	203,000
Total Silicon-related	336,000

[1] Std75 equivalents

Energy

Borregaard Energy's activities consist of the production and supply of power and trading on the Nordic power market. The business reported higher profit in 2008, due to increased sales volume and higher market prices. Borregaard's own production volumes were higher and the contribution from financial power trading increased slightly.

Results for 2008

Borregaard reported a profit increase in 2008. Profit for the chemicals business declined, primarily due to weaker market conditions in the second half of the year. Profitability was also squeezed by unfavourable exchange rates and high energy and raw material prices, which were only partially offset by higher selling prices. The energy business achieved a significant improvement in profit compared with 2007.

The new plant in Ålesund for the manufacture of omega-3 products was started up and the work on upgrading the Borregaard Kraftverk power plant continued. The lignin factory in Finland and the cellulose factory in Switzerland were closed down. Impairment charges and winding-up costs in connection with the factory closures, amounting to a total of NOK 561 million, were recognised in the financial statements.

NET SALES BY GEOGRAPHICAL AREA


Rest of the world 19 %
Nordic countries 19 %
Asia 23 %
Europe 39 %

Total sales NOK 12,695 million

OPERATING REVENUES* BY BUSINESS UNIT

NOK million	2008	2007
Elkem Energy	1,954	1,370
Elkem Silicon-related	8,025	7,009
Borregaard Chemicals	4,632	4,628
Borregaard Energy	240	177

* Including internal sales between segments

EBITA* BY BUSINESS UNIT

NOK million	2008	2007
Elkem Energy	578	648
Elkem Silicon-related	364	403
Elkem	**942**	**1,051**
Borregaard Chemicals	233	260
Borregaard Energy	198	109
Borregaard	**431**	**369**

* Operating profit before amortisation, restructuring and significant impairment charges

THE BUSINESS AREA

Orkla Associates consists primarily of the investments in the Renewable Energy Corporation ASA (REC) (39.73 % stake) and Jotun AS (42.5 % stake). REC and Jotun are presented in Orkla's financial statements according to the equity method, and Orkla's share of profit after tax is shown on the line for profit from associates. The figures provided below are on a 100 % basis and based on the respective companies' own external reports.

REC
EBITDA*



5,000
4,000
3,000
2,000
1,000
NOK million
141
830
1,965
3,172
3,279
04
05
06
07
08

*Figures taken from REC's financial statements.

JOTUN
EBIT*



1,000
800
600
400
200
NOK million
493
535
645
804
919
04
05
06
07
08

*Figures taken from Jotun's financial statements.

DELIVERING STRONG RESULTS

REC posted operating revenues of NOK 8,191 million, up 23 % compared with 2007. Operating profit before depreciation, impairment charges and amortisation (EBITDA) ended the year at NOK 3,279 million, compared with NOK 3,172 million in 2007. Jotun's operating revenues totalled NOK 10,442 million, an increase of 18 %. The company's operating profit (EBIT) came to NOK 919 million, up from NOK 804 million in 2007.

REC's contribution to Group profit was NOK 1,217 million, compared with NOK 607 million in 2007. The profit contribution from Jotun totalled NOK 253 million, up from NOK 209 million in 2007.



Targeting long term growth



REC
OPERATING REVENUES*


10,000
8,000
6,000
4,000
2,000
NOK million
1,270
2,454
4,334
6,642
8,191
04
05
06
07
08

*Figures taken from REC's financial statements.

MORE ABOUT REC

REC is a major actor in the solar energy industry. The business covers every part of the value chain, from production of raw material to finished solar cells and modules. As a global actor, REC mainly serves markets in Europe, the USA and Asia. The company has about 2,350 employees, and its business activities are organised into three divisions: REC Silicon, REC Wafer and REC Solar.

REC Silicon produces silane gas and silicon for various applications for the solar cell and electronics industries and has two production facilities in the USA. REC Silicon is the world's leading supplier of silicon for the solar cell industry.

REC Wafer produces monocrystalline ingots and multicrystalline silicon wafers, all for delivery to the solar cell industry, from its production facilities in Norway. REC Wafer is now the world's largest manufacturer of silicon wafers.

REC Solar manufactures and markets solar cells and modules. The solar cells are produced in Norway while the solar modules are produced in Sweden.

REC continued to expand its operations in 2008. Investments have been made to expand the company's capacity on three continents, a process that will continue in 2009. REC is developing new technology, and expectations are highest with regard to the new Fluidized Bed Reactors (FBR) silicon technology.

Several major delivery contracts were signed in the course of the year with pre-defined fixed prices and volumes for many years to come, the longest contracts running up until 2015.

MORE ABOUT JOTUN

Jotun is one of the world's foremost manufacturers of paints, coatings and powder coatings. The Group has 71 companies and 40 production facilities on all continents. In addition, Jotun has agents, sales offices and distributors in more than 70 countries. The Group has a total of 7,100 employees. Jotun's operations include development, production, marketing and sale of a range of paint systems, as well as products designed to protect and decorate surfaces in the residential, shipping and industrial markets.

The Jotun Group comprises four divisions: Jotun Decorative, Jotun Paints, Jotun Coatings and Jotun Powder Coatings. Each division has its specific products, segments and geographical areas of responsibility.

The Jotun Decorative division supplies decorative paints, stains and varnish for handicrafts and the Do-It-Yourself (DIY) market in Scandinavia and Iceland.

The Jotun Paints division comprises companies in the Middle East and South East Asia, where the main activity is decorative paints, as well as the responsibility for marine and anti-corrosion coatings for local customers and projects in the same region.

NOK million	2008	2007	% change
REC			
Operating revenues*	8,191	6,642	23
Operating profit (EBITDA)*	3,279	3,172	3
JOTUN			
Operating revenues**	10,442	8,872	18
Operating profit (EBIT)**	919	804	14

*: On a 100 % basis. Figures taken from REC's financial statements
**: On a 100 % basis. Figures taken from Jotun's financial statements



The Jotun Coatings division is responsible for marine and anti-corrosion coatings for heavy industry and the off-shore industry in Europe, the USA, South Africa, Australia, Brazil and North Asia, and for decorative paints for local customers in the same regions.

The Jotun Powder Coatings division has global responsibility for decorative and functional powder coatings designed for industrial corrosion protection and metal surface treatment.

Jotun strengthened its market positions in 2008, and achieved good growth in key areas of Asia and the Middle East. Towards the end of the year, however, the Group felt the impact of the global economic decline. Jotun has taken steps to increase focus on outstanding claims and cost-reduction measures in preparation for more turbulent markets ahead.

Nevertheless, Jotun continued to pursue its long-term strategy, with focus on positioning the Group in countries and segments where growth is expected to be relatively strong in the longer term. A new factory was opened in India in 2008. A new plant is expected to be opened in South Korea in spring 2009, and work continues on plans to build new production facilities in Libya and USA.

JOTUN
OPERATING REVENUES*


15,000
12,000
9,000
6,000
3,000
NOK million
6,075
6,710
7,733
8,872
10,442
04
05
06
07
08

*Figures taken from Jotun's financial statements.



DEMANDING MARKETS

Orkla Financial Investments faced very challenging operating parameters in 2008. The return on the Share Portfolio was a negative -45.3 %, marginally better than the benchmark index MSCI Nordic which fell by 46.0 %. The Oslo Stock Exchange Benchmark Index fell by 54.1%. Both Orkla Finans and Orkla Eiendom were significantly affected by the generally weak financial climate, with plunging asset prices and diminished interest in investments.




OPERATING REVENUES
1,000
800
600
400
200
NOK million
431
1,004
763
933
876
04
05
06
07
08


PROFIT BEFORE TAXES
6,000
4,000
2,000
0
-2,000
-4,000
NOK million
1,919
3,484
4,375
5,480
-5,371
04
05
06
07
08

THE BUSINESS AREA

Orkla Financial Investments comprises the Share Portfolio, Orkla Finans and Orkla Eiendom. The Share Portfolio manages one of Norway's largest share portfolios, consisting of investments mainly in the Nordic region. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops property. The business area also comprises Borregaard Skoger, which develops and manages Orkla's forest properties.

Very weak financial markets



THE SHARE PORTFOLIO

Market conditions

2008 was a historically poor year for the stock market. What started out as financial turbulence gradually deteriorated into a financial crisis. Towards the end of the year, an economy already in retreat slid into a real economic crisis and a steadily deepening recession.

Although the stock markets ended the year substantially down, it took some time before share prices began to reflect the macro-economic situation. The Nordic stock markets ended down 46.0 %, falling more than the global markets which were down by 38.4 % (FTSE World). Due to its high percentage of foreign investors and high raw materials exposure, the Norwegian stock market was severely affected, plunging 54.1 %.

Investment strategy

The main strategy is to identify and invest in value-creating independent companies. The Share Portfolio is expected to take substantial positions and the weightings employed will therefore be skewed in relation to a market portfolio. It will further focus on how it contributes to, and makes use of the expertise in Orkla's other business areas.

Efforts are made to pursue an active investment strategy with emphasis on greater equity interests in listed companies coupled with increased activity relating to investments in unlisted companies. Establishing industrial options for the Group is an important rationale behind this strategy.

Orkla Finans

Orkla Finans aims to be the market leader in offering alternative investments to institutional and private investors. The company is contending with a difficult capital market while also facing challenges in obtaining financing for new projects. Cost-cutting measures, including downsizing, have been implemented, and the number of company employees has been reduced by about one-third to less than 90. There will still be strong focus on cost-effective operations.

The company plans to further strengthen its analysis capacity in 2009, with a view to further accelerating the pace of innovation and underpinning the company's own management activities. By focusing on product innovations Orkla Finans will broaden its product platform.

Orkla Eiendom (real estate)

The strategy behind Orkla Eiendom relies heavily on the fact that Orkla itself has a significant amount of property from industrial activities. Orkla Eiendom has historically demonstrated good value creation within property development.

MAIN SHAREHOLDINGS 31.12.2008

Security	Share of portfolio	Equity interest	Fair value (NOK million)
Tomra Systems	5 %	15.5 %	557
Hennes & Mauritz B	4 %	0.2 %	483
Rieber & Søn	4 %	15.6 %	435
Nokia A	3 %	0.1 %	337
Network Norway	2 %	26.2 %	282
Industri Kapital 2000	2 %	3.6 %	279
Industri Kapital 2004	2 %	5.0 %	273
Elekta B	2 %	4.2 %	268
AstraZeneca	2 %	0.1 %	257
Amer Sports	2 %	6.6 %	252
Total	**30 %**		**3,423**

Its business strategy is based on a partnership model in which Orkla Eiendom teams up with local and regional partners to reinforce its implementation model and scale up its investment opportunities.

During 2008, Orkla Eiendom strengthened this partnership model through its position in Finansgruppen Eiendom which, together with ownership interest in Utstillingsplassen Eiendom, represent a very good foundation for further property development.

Borregaard Skoger

Borregaard Skoger develops and manages Orkla's forest properties. These properties total around 1.1 million decares, of which some 800,000 decares are productive forest. The main activities are forestry, property management and nature conservation.

Results for 2008

Orkla Financial Investments faced very difficult operating parameters in 2008. Profit before tax amounted to a negative NOK -5,371 million, compared with NOK 5,480 million in 2007. This negative result can primarily be ascribed to write-downs of the Share Portfolio totalling NOK -5,656 million. At year-end, the market value of the Share Portfolio was NOK 11,426 million.


GROWTH OF NOK 1 (31.12.1982 - 31.12.2008)
80
40
0
82 84 86 88 90 92 94 96 98 00 02 04 06 08
Orkla's Share Portfolio
Oslo Stock Exchange
Money market

KEY FIGURES

NOK million	2008	2007	% change
Operating revenues	876	933	-6
EBITA*	-98	237	-141
Profit before taxes	-5,371	5,480	-198
Percentage foreign investments	58 %	55 %	3 %-p
Unrealised gains	847	3,810	-78

* Operating profit before amortisation, restructuring and significant impairment charges

LARGEST TRANSACTIONS 2008

Net sales	Net purchases
Fast Search & Transfer	Nokia
StatoilHydro	Network Norway
Ericsson B	Enter Select
Awilco Offshore	Enter Sverige
Pride International	Telenor
Aker Yards	Tandberg

STRUCTURE OF SHARE PORTFOLIO AS OF 31.12.

NOK million	2008	2007
Norwegian listed shares	32 %	40 %
Foreign listed shares	45 %	45 %
Norwegian unlisted shares	10 %	5 %
Foreign unlisted shares	13 %	10 %

Total market value NOK 11,426 million

PROFIT BEFORE TAXES

NOK million	2008	2007
Share portfolio	-5,280	4,862
Orkla Finans	-50	216
Orkla Eiendom	-43	360
Borregaard Skoger	17	42

The multi-local model at Orkla Brands

Orkla Brands accounted for 36 % of Orkla's total sales and 61 % of EBITA[1] in 2008. The business area has 69 operational companies in 18 countries and bases its activities on a multi-local model.




UTVALDA

Orkla Brands is a leading supplier of branded consumer goods and concepts to the Nordic grocery and catering sectors, in addition to holding strong local positions in Russia, India and Austria. Orkla Brands is also an important supplier of baking ingredients to the European bakery market.

The business area was established on 18 February 2008, when the managements and organisations of the former businesses Orkla Foods and Orkla Brands were amalgamated. A total of 83 % of sales derive from the Nordic market (including the Baltic States). At year-end, Orkla Brands had 13,845 employees, 38 % of whom were employed in companies outside the Nordic region and the Baltic States. The business area is divided into four business units: Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients.

Key elements of the multi-local model are value creation and local management, insight and innovation, as well as synergies and the spread of best practices. This article gives a more detailed description of these elements, and concludes with an example from one of Orkla Brands' businesses in Russia.

Value creation and local management

At year-end, Orkla Brands consisted of a total of 69 operational companies. Responsibility for value creation and decisions related to core business activities lies at the local level in the individual companies.

The operational companies all share a number of common characteristics:

- Responsibility for own results
- Local management and value chain
- Insight into local markets, consumers and customers
- Strong, owned brands or concepts, most of which have been on the market for a long time
- No. 1 or No. 2 positions (mainly)
- Good sales organisations with good customer relationships

Insight and innovation

Strong brands and powerful innovations provide the foundation for growth in sales and profitability over time. To achieve these goals, the main focus is on establishing deep insight into local consumer and customer

NET SALES BY GEOGRAPHICAL AREA


Rest of the world 11 %
India 1 %
Russia 6 %
Finland & Baltic States 10 %
Denmark 10 %
Sweden 23 %
Norway 39 %

Total net sales NOK 23 347 million

NUMBER OF EMPLOYEES BY COUNTRY


Rest of the world 10 %
India 7 %
Russia 22 %
Finland & Baltic States 9%
Denmark 9 %
Sweden 18 %
Norway 25 %

Number of employees 13,845

[1] Operating profit before amortisation, restructuring and significant impairment charges


ORKLA BRANDS' COMPANIES:
NORWAY
· Stabburet
· Lilleborg
· Bakers
· Nidar
· Idun Industri
· Lilleborg
· Profesjonell
· KiMs
· Sætre
· Axellus
· Pierre Robert
SWEDEN
· Procordia Food
· Abba Seafood
· Kåkå
· OLW
· Göteborgs
· Jästbolaget
· Pierre Robert
· Axellus
· Nimatopaal
· Candeco Confektyr
· JB Våtflan
· BaFood
DENMARK
· Beauvais
· Dragsbæk
· KiMs
· Odense Marcipan
· Credin bageripartner
· Axellus
· Credin
· Kolding Salatfabrik
· Blume Food
· Bæchs
· Conditori
· Frima Vafler
· Bast International
· Naturli
· KT Foods
ICELAND
Kjarnavörur
Gæðabakstur
Inbal
FINLAND
Felix Abba
Chips
Panda
Axellus
ESTONIA
· Põltsamaa Felix
· Vilmix
· Axellus
LATVIA
· Spilva
· Latfood
· LaNordija
· Axellus
LITHUANIA
· MiNordija
· Vilniaus Margarino Gamykla (VMG)
· Suslavicius Felix
· Axellus
POLAND
· Kotlin
· Axellus
· Credin Polska
· Poznan Onion
CZECH REPUBLIC
· Kåkå Czech
· Axellus
SLOVAKIA
· Belusa Foods
ROMANIA
· Orkla Foods Romania
AUSTRIA
· Felix Austria
ITALY
· Natural Food
SPAIN
· Credin Productos Alimenticios
PORTUGAL
· Credin
RUSSIA
· SladCo
· Krupskaya
INDIA
· MTR Foods
COUNTRIES IN WHICH ORKLA BRANDS' COMPANIES ARE LOCATED
ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
RUSSIA
LATVIA
LITHUANIA
DENMARK
POLAND
CZECH REPUBLIC
SLOVAKIA
AUSTRIA
ROMANIA
ITALY
SPAIN
PORTUGAL
INDIA

needs and developing brands and concepts that meet these needs. Orkla Brands therefore regards unrivalled local insight as the basis for creating added value for consumers, customers and thereby for, Orkla.

Orkla Brands leverages this local insight to identify business opportunities. The Group creates and develops its leading positions locally in constant, direct competition with international players.

Examples of innovations that have made the products significant for both consumers, the retail trade and Orkla Brands:

- Grandiosa is the clear market leader in frozen pizza in Norway. Since Grandiosa was launched in 1980, some 374 million product units have been sold. Over the years, a number of new Grandiosa products and varieties have been developed that are adapted to local consumer demands. As a result, the brand has grown very strongly. In 2008, sales of Grandiosa products to consumers totalled NOK 781 million.

- Define is the clear market leader for hair care products in Norway, where the major competitors are global manufacturers. Define was launched in 2001, based on deep insight into consumer needs and close cooperation with Norwegian hairdressers,

MARKET POSITIONS ON THE NORDIC GROCERY MARKET

PRODUCTS	NORWAY	SWEDEN	DENMARK	FINLAND
Frozen pizza	●	●	◔	◑
Ketchup	●	●	◑	●
Jam and marmalade	●	●	●	◔
Preserved vegetables	●	●	●	●
Dressings	●	●	◔	◑
Herring	○	●	◑	◑
Cod roe spread	◔	●	○	●
Bread products	●	○	○	○
Cordials/soft drinks (non-carbonated)	◔	●	○	◑
Fresh pasta	○	●	●	●
Detergents	●	○	○	○
Personal care products	●	○	○	○
Dietary supplements	●	◔	●	◑
Snacks	◑	●	●	●
Textiles	●	◑	○	◔
Biscuits	●	●	◔	◔
Confectionery	◑	○	○	◔

● STRONG No. 1, clearly larger than no. 2. ◑ GOOD No. 1 or No. 2 equivalent in size to No. 1
◔ PRESENT No. 2 or weaker, clearly weaker than No.1. ○ NO PRESENCE

and since then around 27 million units have been sold. In 2008, sales of Define products to consumers totalled NOK 233 million. Orkla Brands focuses strongly on the development of new Define products.

Synergies and the spread of best practices

Inter-company synergies will be exploited through the use of shared, high quality, cost-effective support systems and the spread of best practices throughout the organisation. Human resource development primarily takes place in the line organisation, but in-house academies have also been established in Orkla and Orkla Brands which cover the main links of the value chain.

For several years now, there has been a strong focus on rationalising production operations. This work has consisted partly of continuously improving operations at all factories, and partly of major improvement and redesign projects supported by central project staff. Efforts to increase the efficiency of production lines and production structure will continue.

Orkla Brands has established common, cost-effective support functions in fields such as marketing and sales, purchasing and food safety:

- Corporate Development Marketing & Sales supports the line organisation's innovation and sales activities, and facilitates transfer of experience across businesses. Normative guidelines and implementation programmes are established for key areas such as innovation, advertising development, brand-building and sales.

- Orkla Brands Purchasing was established to carry out purchasing of key raw materials for all the individual companies. Purchases can thus be coordinated to achieve larger volumes, and best practices are established in strategic purchasing activities. At the same time, expertise and experience are transferred between the companies in Orkla Brands.

- Food safety is one of several building blocks for creating and maintaining confidence in the brands and concepts. To ensure stable, high standards of food safety at all factories, Orkla Brands has developed its own food safety standard, based on the British Retail Consortium standard. Further, in 2008, a comprehensive approval and audit system for food safety was developed which will also apply to Orkla Brands' suppliers.

In the months and years ahead, the multi-local model will be developed with the following objectives:

- High, durable value creation by delivering products that consumers and retailers «cannot do without».
- Growth both by increasing revenues in existing businesses and through acquisitions. This growth will primarily take place in the markets in which Orkla Brands currently operates.
- Continuous focus on cost-effectiveness throughout the value chain.

The operational companies will receive support and guidance from Orkla Brands' management to ensure that these ambitions are realised. Most importantly, expertise must be further strengthened by training and developing human resources. Inter-company exchanges of employees will play a vital role in this process.

Example: Multi-local model

Krupskaya in the heart of St. Petersburg

An example of one of Orkla Brands' many operational companies is the Russian confectionary company, Krupskaya, which was established in 1938. The factory has a proud history. Production was maintained during the 900-day siege of St. Petersburg during the Second World War, and the company still holds a special place in the hearts of the city's inhabitants.



Local management: From left Vyacheslav Skachkov (Chief Financial Officer), Marina Sergeeva (Logistics Director), Philip Wegh (Managing Director), Alexander Shemchishin (Purchasing Director), Anatoly Mironovich (Operations Director), Alexey Ostapchenko (Sales and Marketing Director) and Alfiya Soloviova (Human Resources Director).

Orkla acquired Krupskaya in 2006, and the company has developed favourably since then. In 2008, Krupskaya posted total sales of RUB 2.2 billion (approx. NOK 500 million), and at year-end, the company had 845 employees. Krupskaya reported improved results in 2008 and strengthened its local positions.

Value creation and local management

Krupskaya aims to become the leading chocolate manufacturer in St. Petersburg and Northwest Russia. The company holds the No. 1 position in the market in this region for chocolate bars and boxed chocolate, as well as for loose, individually wrapped chocolates. In the small chocolate segment, Krupskaya is No. 2 in the market.

Krupskaya has focused on the largest retail chains in St. Petersburg and Northwest Russia, with which it has entered into direct distribution agreements. Since May 2007, the proportion of chain-distributed Krupskaya chocolates has grown from close to zero to over 50 %. Chains originating in Northwest Russia have gradually established branches outside their traditional home markets, bringing with them Krupskaya products.

Insight and innovation

Local affiliations and proximity to consumers and retailers in St. Petersburg and Northwest Russia are core to Krupskaya's value creation. A number of measures have been instrumental in giving the Krupskaya brand a stronger local identity, thereby strengthening the company's position on its home market:

- In close collaboration with the renowned Russian Museum in St. Petersburg, Krupskaya has developed products that combine the company's premium chocolates with motifs from the very finest paintings in the museum's collection.
- Many of Krupskaya's products have strong emotional and visual associations with local attractions and sights in the area.
- Krupskaya has its own flagship store, centrally located in St. Petersburg's foremost shopping district.

In 2008, these local ties were further highlighted, when Krupskaya signed a cooperation agreement with St. Petersburg's football team, Zenith. Zenith/Krupskaya chocolates are now sold all over the city.

Synergies and spread of best practices

Krupskaya has established a successful sales partnership with SladCo, a Russian chocolate and biscuits company acquired by Orkla in 2005. In 2008, SladCo products were sold by Krupskaya in St. Petersburg and Northwest Russia, boosting sales volumes significantly.

In February 2008, Krupskaya initiated a comprehensive improvement programme with the assistance of the staff of central corporate functions at Orkla. The analysis phase identified potentials at every stage of the value chain, and many of the improvement measures have already been carried out. Among other things, Krupskaya has;

- Discontinued non-value creating activities
- Re-organised work responsibilities
- Eliminated bottlenecks in production lines
- Improved material flows

As a result of these improvement efforts, Krupskaya is now a more efficient supplier, and is well prepared to face increased competition in St. Petersburg and Northwest Russia.

Group directory

PARENT COMPANY

Orkla ASA
P.O. Box 423 Skoyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.no

Orkla ASA
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00

Orkla ASA
Løkkenveien 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

The registered office is in Sarpsborg. The Group Management is located in Oslo.

ORKLA BRANDS

Orkla Brands
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.orklabrands.no

ORKLA FOODS NORDIC

P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.stabburet.no

- Stabburet AS, Brumunddal, Norway
- Stabburet AS, Fredrikstad, Norway
- Stabburet AS, Gimsøy Kloster, Skien, Norway
- Stabburet AS, dept. Idun Rygge, Rygge, Norway
- Stabburet AS, Rygge, Norway
- Stabburet AS, Stranda, Norway
- Stabburet AS, dept. Sunda, Oslo, Norway
- Stabburet AS, Ualand, Norway
- Stabburet AS, Vigrestad, Norway

Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv, Sweden
Tel.: +46 413 65 000
www.procordiafood.se

- Procordia Food AB, Fågelmara, Sweden
- Procordia Food AB, Kumla, Sweden
- Procordia Food AB, Tollarp, Sweden
- Procordia Food AB, Vansbro, Sweden
- Procordia Food AB, Örebro, Sweden
- Procordia Food AB, Hofors, Sweden

Abba Seafood AB
Box 24077
SE-400 22 Göteborg, Sweden
Tel.: +46 31 701 44 00
Fax: +46 31 701 44 90
www.abbaseafood.se

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden

Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup, Denmark
Tel.: +45 43 58 93 00
www.beauvais.dk

- Aktieselskabet Beauvais, Svinninge, Denmark
- Aktieselskabet Beauvais, Fredericia, Denmark
- Aktieselskabet Beauvais, Ansager, Denmark

Orkla Foods Fenno-Baltic
Box 683
FI-20361 Åbo, Finland
Tel.: +358 2 410 414
www.felixabba.fi

- Felix Abba Oy Ab, Åbo, Finland
- Felix Abba Lahden tehdas, Lahti, Finland
- Oy Panda Ab, Vaajakoski, Finland
- AS Põltsamaa Felix, Põltsamaa, Estonia
- SIA Spilva, Riga, Latvia
- UAB Suslavicius-Felix, Kaunas, Lithuania

Bakers AS
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
www.bakers.no

- Bakers AS, dept. Bryne, Norway
- Bakers AS, dept. Bærum, Norway
- Bakers AS, Grossistdistribusjon (Wholesale Distribution), Oslo, Norway
- Bakers AS, dept. Haugesund, Norway
- Bakers AS, dept. Heba, Brumunddal, Norway
- Bakers AS, dept. Larvik, Norway
- Bakers AS, dept. Lillesand, Norway
- Bakers AS, dept. Martens, Bergen, Norway
- Bakers AS, dept. Nordfjordeid, Norway
- Bakers AS, dept. Sem, Norway
- Bakers AS, dept. Singsås Bakeri, Norway
- Bakers AS, dept. Trøndelag, Norway
- Bakers AS, dept. Økern, Oslo, Norway
- Martin Nordby AS, Oslo, Norway

ORKLA BRANDS NORDIC

P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00

Lilleborg AS
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.lilleborg.no
www.lilleborgprofesjonell.no

- Lilleborg AS, Ski, Norway
- Lilleborg AS, dept. Ello, Kristiansund N, Norway
- Lilleborg AS, dept. Kronull, Frei, Norway

Nidar AS
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
www.nidar.no

- Nidar AS, Oslo, Norway

Chips Ab
Strandgatan 6
AX-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
www.chips.fi

- Chips Ab, Haraldsby, Åland, Finland
- Chips Ab, Helsingfors, Finland
- Ab Chips Food Oy, Vaajakoski, Finland
- KiMs Norway AS, Oslo, Norway
- KiMs Norway AS, Skreia, Norway
- KiMs A/S, Søndersø, Denmark
- OLW Sverige AB, Filipstad, Sweden
- OLW Sverige AB, Solna, Sweden
- Latfood A/S, Riga, Latvia

Göteborgs Kex AB
SE-442 82 Kungälv, Sweden
Tel.: +46 303 20 90 00
www.goteborgskex.se

- Sætre AS, Oslo, Norway
- Sætre AS, dept. Nord-Odal, Sagstua, Norway

Axellus AS
P.O. Box 44
NO-1324 Lysaker, Norway
Tel.: +47 22 53 48 00
www.axellus.no
www.axellus.com

- Axellus AS, Oslo, Norway
- Axellus Oy, Vantaa, Finland
- Axellus AS, Ishøj, Denmark
- Axellus AB, Solna, Sweden
- Axellus Sp z.o.o., Warsaw, Poland
- Axellus SIA, Riga, Latvia
- Axellus Oü, Tallinn, Estonia
- UAB Axellus, Vilnius, Lithuania
- Axellus s.r.o, Prague, Czech Republic

Pierre Robert Group AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00
www.pierrerobertgroup.no

- Pierre Robert Group AB, Malmö, Sweden

ORKLA BRANDS INTERNATIONAL

P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

Felix Austria GmbH
Felixstrasse 24
7210 Mattersburg, Austria
Tel.: +43 2626 610-0
www.felix.at

Orkla Foods CIS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

- OAO Confectionery Group SladCo, Moscow, Russia
- Confectionery Group SladCo, Yekaterinburg, Russia
- OAO Volzhanka Confectionery Plant, Ulyanovsk, Russia
- Krupskaya Confectionery Factory, St. Petersburg, Russia

MTR Foods Limited
No. 4, 17th Cross, KR Road
BSK 2nd Stage
Bangalore 560 070, India
Tel.: +91 80 26 76 05 69
www.mtrfoods.com

ORKLA FOOD INGREDIENTS

P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00

Idun Industri AS, Hvam, Norway
- Idun Industri AS, Kokstad, Norway
- Idun Industri AS, Rakkestad, Norway
- Candeco Confektyr AB, Malmö, Sweden
- Nimatopaal i Dala-Järna AB, Dala-Järna, Sweden
- Frima Vafler, Århus, Denmark

Odense Marcipan A/S, Odense, Denmark

- Bæchs Conditori A/S, Hobro, Denmark
- Natural Food, Coseano, Italy

Credin Group, Freixeira, Portugal
- Credin Polska, Sobotka, Poland
- Credin Denmark, Juelsminde, Denmark
- Credin Productos Alimenticios, Barcelona, Spain
- Credin Russia, Ulyanovsk, Russia

Credin bageripartner A/S, Vejle, Denmark

Dragsbæk A/S, Thisted, Denmark
- Kjarnavörur HF, Inbak, Reykjavik, Iceland
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania
- Poznan Onion, Poznan, Poland
- KT Foods, Fårup, Denmark
- Kolding Salatfabrik, Kolding, Denmark
- Gædabakstur, Reykjavik, Iceland
- Blume Food I/S, Randers, Denmark
- Naturli, Højbjerg, Denmark
- BoFood, Karlshamn, Sweden
- Bast International, Denmark

KåKå AB, Lomma, Sweden
- KåKå AB, Sollentuna, Sweden
- KåKå AB, Örebro, Sweden
- KåKå Czech, Prague, Czech Republic
- Belusa Foods, Belusa, Slovakia

Jästbolaget AB, Sollentuna, Sweden

MiNordija, Kaunas, Lithuania

LaNordija, Riga, Latvia

Vilmix, Tallinn, Estonia

Orkla Foods Romania SA, Bucuresti, Romania
- OF Romania, Craiova, Romania
- OF Romania, Covasna, Romania
- OF Romania, Ilasi, Romania

ORKLA ALUMINIUM SOLUTIONS

Sapa AB
Box 5505
SE-114 85 Stockholm, Sweden
Tel.: +46 8 459 59 00
www.sapagroup.com

Austria
- Sapa Building System Vertriebs GmbH, Gleisdorf

Belgium
- Sapa Building System, Lichtervelde
- Remi Claeys Aluminium NV, Lichtervelde
- Sapa RC Profiles NV/SA, Ghlin
- Sapa RC Profiles NV/SA, Lichtervelde
- Sapa Building System NV, Landen
- Sapa Building System NV, Lichtervelde

Canada
- Sapa Profiles Inc., Sales Office, Vancouver

China
- Sapa Heat Transfer (Shanghai) Ltd, Shanghai
- Sapa Profiles (Shanghai) Ltd, Shanghai

Czech Republic
- Sapa Profily s.r.o., Ostrava
- Sapa RC System CZ s.r.o., Kladno-Sitnà

Denmark
- Sapa Profiler A/S, Grenå

England
- Sapa Building Systems Ltd., Ashchurch
- Sapa Building System AB, Sales Office, Chester
- Sapa Components (Pressweld) Ltd., Gloucester
- Sapa Profiles UK Ltd., Cheltenham
- Sapa Profiles UK Ltd., Tibshelf

Estonia
- Sapa Profiilid AS, Sales Office, Harjumaa

Finland
- Sapa Profiilit Oy, Sales Office, Espoo

France
- Sapa Profilé Puget SA, Puget Sur Argens
- Sapa Lacal SNC, Le Garric
- Sapa Profiles Albi SNC, Le Garric
- Sapa RC System, SAS, La Chapelle d'Arnentières
- Sapa Building System France, Puget Sur Argens

Germany
- Sapa Aluminium Profile GmbH, Offenburg
- Sapa Aluminium Profile GmbH, Sales Office, Düsseldorf
- Sapa Building System GmbH, Ratingen
- Sapa Heat Transfer Tubes, Remscheid

Hungary
- Sapa Profiles Kft, Székesfehérvár

Italy
- Sapa Profili S.r.l., Fossanova
- Sapa Profili S.r.l., Feltre
- Sapa Profili S.r.l., Bolzano

Latvia
- Sapa Profili SIA, Sales Office, Riga

Lithuania
- Sapa Building System, Vilnius
- UAB Sapa Profiliai, Kaunas

Mexico
- Sapa H E Tubing, Monterrey

Netherlands
- Sapa Aluminium BV, Hoogezand
- Sapa Extrusions Inc., Harderwijk
- Sapa Profiles NL BV, Harderwijk
- Sapa Profiles NL BV, Drunen
- Sapa Pole Products, Drunen
- Sapa H E Tubing, Harderwijk
- Sapa RC System BV, Breda

Norway
- Sapa Profiler AS, Sales Office, Kjeller

Poland
- Sapa Aluminium Sp. z o.o., Lodz
- Sapa Aluminium Sp. z o.o., Trzcianka
- Sapa System Sp. z o.o., Warsaw

Portugal
- Sapa II Perfis SA, Cacém
- Sapa Building System, Cacém

Romania
- SC Sapa Profiles SRL, Chisneu Cris

Slovakia
- Sapa Profily a.s., Žiar nad Hronom

South Korea
- Sapa Heat Transfer Korea, Sales Office, Seoul

Spain
- Sapa Holdings Spain SL, Sales Office, Barcelona
- Sapa Profiles Perifalsa, La Coruna
- Sapa Profiles La Selva, Tarragona
- Sapa Profiles Navarra, Pamplona

Sweden
- Sapa AB, Technology, Finspång
- Sapa Automotive, Vetlanda
- Sapa Building System AB, Vetlanda
- Sapa Heat Transfer AB, Finspång
- Sapa Industriservice AB, Finspång
- Sapa Industriservice AB, Skultuna
- Sapa Komponenter AB, Vetlanda
- Sapa Lackering AB, Vetlanda
- Sapa Mass Transportation, Finspång
- Sapa Profilbearbetning AB, Finspång
- Sapa Profilbockning AB, Vetlanda
- Sapa Profiler AB, Vetlanda
- Sapa Profiler AB, Sales Office, Gothenburg
- Sapa Profiler AB, Sales Office, Stockholm
- Sapa Profiler AB, Sales Office, Umeå
- Sapa Thermal Management, Stockholm

Switzerland
- Sapa Aluminium Profile AG, Sales Office, Zürich
- Sapa Building System s.a.r.l., Sevaz

Turkey
- Sapa RC System Turkiye AS, Istanbul

USA
- Norca Heat Transfer, Sales Office, New York
- Sapa Profiles Inc., Portland, Oregon
- Sapa Industrial Extrusions Inc., Cressona, Pennsylvania
- Sapa Industrial Extrusions Inc., Morris, Illinois
- Sapa Industrial Extrusions Inc., Spanish Fork, Utah
- Sapa Fabricated Products, Magnolia, Arkansas
- Sapa Extrusions LLC, Delhi, Louisiana
- Sapa Extrusions Inc., Catawba, North Carolina
- Sapa Extrusions Inc., Yankton, South Dakota
- Sapa H E Tubing, Louisville, Kentucky
- Sapa H E Tubing, Catawba, North Carolina

ORKLA MATERIALS

ELKEM

Elkem AS
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00
www.elkem.com

Elkem Energi
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Energi Handel, Oslo, Norway
- Elkem Fornybar Energi, Oslo, Norway
- Elkem Energi Siso, Straumen, Norway
- Elkem Energi Bremanger, Svelgen, Norway
- Elkem Saudefaldene, Sauda, Norway
- Orkla Finans Commodity Trading AS, Oslo, Norway

Elkem Silicon
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bremanger, Svelgen, Norway
- Elkem Thamshavn, Orkanger, Norway
- Elkem Salten, Straumen, Norway
- Elkem Tana, Tana, Norway
- Mårnes Kvartsittbrudd, Sandhornøy, Norway

Elkem Foundry Products (Foundry and Special Products)
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bjølvefossen, Ålvik, Norway
- Elkem Bremanger, Svelgen, Norway
- Elkem Iceland, Akranes, Iceland
- Elkem Métal Canada, Chicoutimi, Canada
- Elkem Foundry Products, Thionville, France
- Elkem Foundry China

Elkem Materials
P.O. Box 8126 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 75 00

- Elkem Materials, Pittsburgh, USA
- Elkem Materials South America,

Diadema, Brazil
- Erdos JV, Erdos, Inner Mongolia, China
- Elkem Oilfield Chemicals, Dubai, United Arab Emirates
- EMPS (Elkem Materials Processing Services B.V.), Dordrecht, Netherlands

Elkem Carbon
P.O. Box 8040 Vagsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

- Elkem Carbon (China) Company, Ningxia Hui Autonomous Region, China
- Elkem Carbon - Carboindustrial, Serra, Brazil
- Elkem Carbon - Carboderivados, Serra, Brazil
- Elkem Ferroveld Joint Venture, Witbank, South Africa

Elkem Solar
P.O. Box 8040, Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

Elkem Metals Inc.
P.O. Box 266
Pittsburgh, PA 15230-0266, USA
Tel.: +1 412 299 7200

Elkem Logistics
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Distribution Center, Ridderkerk, Netherlands
- Elkem Maritime Center, Ridderkerk, Netherlands
- Distribution/Agencies Euro Nordic Logistics, Ridderkerk, Netherlands
- Elkem Chartering, Oslo, Norway
- Elkem Chartering, Singapore

Elkem Research
P.O. Box 8040, Vagsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

Sales Offices
- Elkem Sales and Marketing Service, Hamilton, Ontario, Canada
- Elkem Nordic, Vedbæk, Denmark
- Elkem Materials Middle East, Dubai, United Arab Emirates
- Elkem, Sheffield, England
- Elkem, Paris, France
- Elkem India, Vashi, Navi Mumbai, India
- Elkem, Agrate Brianza, Milan, Italy
- Elkem Japan KK, Minato-ku, Tokyo, Japan
- Elkem, Shanghai, China
- Elkem Representative Office, Beijing, China
- Intersom Hong Kong Limited, Shanghai, China
- Elkem, Branch Office Zagreb, Zagreb, Croatia
- Elkem Representative Office, Moscow, Russia
- Elkem Materials, Singapore Science Park, Singapore
- Elkem Iberia (Foundry), Las Arenas-Vizcaya, Spain
- Elkem Iberia (Materials - Solar), Barcelona, Spain
- Elkem Representative Office, Prague, Czech Rep.
- Elkem, Düsseldorf, Germany
- Elkem Sales and Marketing Services Elkem Metals, Pittsburgh, Pennsylvania, USA
- Elkem Representative Office, Ho Chi Minh City, Vietnam

BORREGAARD

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
www.borregaard.com

- Borregaard ChemCell, Sarpsborg, Norway
- Borregaard Energi, Sarpsborg, Norway
- Borregaard Ingredients, Sarpsborg, Norway
- Borregaard LignoTech, Sarpsborg, Norway
- Borregaard Synthesis, Sarpsborg, Norway

Austria
- Biotech Lignosulfonate Handels GmbH, St. Valetin

Brazil
- Melbar Produtos de Lignina Ltda, São Paolo

China
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai

Czech Republic
- Biotech Lignosulfonate Handels GmbH, Paskov

England
- Borregaard UK Ltd., Warrington, Cheshire

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

India
- Elkem Borregaard India, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Ltd. Japan Branch, Tokyo

Norway
- Borregaard Ind. Ltd., Sarpsborg
- Borregaard Trælandsfos AS, Kvinesdal
- Denomega Nutritional Oils AS, Leknes
- Denomega Nutritional Oils AS, Ålesund
- Denomega Nutritional Oils AS, Gamle Fredrikstad
- Øraveien Industripark AS, Gamle Fredrikstad

Poland
- Borregaard Poland, Poznan

Singapore
- Borregaard S.E.A. Pte. Ltd.

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A, Torrelavega
- Borregaard Iberica S.L, Barcelona

Sweden
- LignoTech Sweden AB, Vargön

Switzerland
- Borregaard Schweiz AG, Riedholz

United Arab Emirates
- Borregaard Middle East, Dubai

USA
- LignoTech USA Inc., Bridgewater, New Jersey
- LignoTech USA Inc., Rothschild, Wisconsin
- Denomega Nutritional Oils, Boulder, Colorado

Vietnam
- Elkem Representation Office, Ho Chi Minh City

ORKLA FINANCIAL INVESTMENTS

Orkla ASA – Share Portfolio
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.com

Orkla Finans ASA
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
www.orklafinans.no

- Orkla Finans, Oslo, Norway
- Orkla Finans, Bergen, Norway
- Orkla Finans, Trondheim, Norway
- Orkla Finans, Stavanger, Norway
- Orkla Finans, Sandvika, Norway
- Orkla Finans, Kristiansand, Norway
- Orkla Finans, Tønsberg, Norway
- Orkla Finans, Hamar, Norway
- Orkla Finans, Tromsø, Norway

Orkla Finans Commodity Trading AS
Hoffsveien 65 B
P.O. Box 5211, Majorstua
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

Orkla ASA – Eiendom
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 0

Borregaard Skoger AS
P.O. Box 102
NO-2401 Elverum, Norway
Tel.: +47 62 41 96 50

- AS Børresen, Sylling, Norway
- Borregaard Vafos, Elverum, Norway
- SB-Skog, Elverum, Norway
- Østwood AS, Elverum, Norway
- Norsk Skogsenergi AS, Elverum, Norway
- Nygård & Mælum Skogkontor AS, Arneberg, Norway
- Broberg Skogs AB, Bograngen, Sweden

OTHER COMPANIES

Orkla Shared Services AS
P.O. Box 7189, Majorstuen
NO-0307 Oslo, Norway
Tel.: +47 22 09 61 00

Chr. Salvesen & Chr. Thams's Communications Aktieselskab
Løkkenveien 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

Organisation

THE GROUP EXECUTIVE BOARD (The Group Executive Board is in charge of the day-to-day administration of Orkla. Further details regarding the members are presented on page 2):

Dag J. Opedal	President and CEO	Orkla
Torkild Nordberg	Executive Vice President	Orkla Brands
Ole Enger	Executive Vice President	Orkla Aluminium Solutions
Bjørn Wiggen	Executive Vice President	Orkla Materials
Roar Engeland	Executive Vice President	Orkla Financial Investments and Corporate Development
Terje Andersen	Executive Vice President	Chief Financial Officer (CFO)
Hilde Myrberg	Executive Vice President	Corporate Functions

HEADS OF BUSINESS AREAS:

ORKLA BRANDS Torkild Nordberg	ORKLA ALUMINIUM SOLUTIONS Ole Enger	ORKLA MATERIALS Bjørn Wiggen	ORKLA ASSOCIATES	ORKLA FINANCIAL INVESTMENTS Roar Engeland
ORKLA FOODS NORDIC Atle Vidar Johansen	**SAPA PROFILES** Ole Enger	**ELKEM** Bjørn Wiggen	**REC ASA** (39,73 %) Erik Thorsen	**SHARE PORTFOLIO** Thomas Øybo
ORKLA BRANDS NORDIC Jan Ove Rivenes	**SAPA BUILDING SYSTEM** Hans Johansson	**BORREGAARD** Per A. Sørlie	**JOTUN AS** (42,5 %) Morten Fon	**ORKLA FINANS** Bjørn Slåtto
ORKLA BRANDS INTERNATIONAL Paul Jordahl	**SAPA HEAT TRANSFER** Michael Mononen			**ORKLA EIENDOM** Morten Grongstad
ORKLA FOOD INGREDIENTS Jørn Unneberg				

CORPORATE FUNCTIONS (effective 1 March 2009):

FINANCE AND ACCOUNTING

Geir Solli
Senior Vice President, Finance

Frode Kronstad
Senior Vice President,
Corporate Accounting

Lars Røsæg
Vice President,
Financial Planning and Analysis

Jørn Tore Bernø Larssen
Senior Vice President, IT

Rune Helland
Senior Vice President,
Investor Relations

Jan Thomsen
Chief Risk Officer

Pål Knutzen
Senior Vice President,
Taxes

CORPORATE DEVELOPMENT

Per Fiedler
Senior Vice President,
Corporate Development Operations

Pål Eikeland
Senior Vice President,
Corporate Development Purchasing

Erik Barkald
Senior Vice President,
Mergers & Acquisitions

Kjell Sundsli
Senior Vice President,
Corporate Development Asia

OTHER CORPORATE FUNCTIONS

Hilde Myrberg
Human Resources/Organisation

Karl Otto Tveter
Senior Vice President, Legal Affairs

Ole Kristian Lunde
Senior Vice President,
Communications

Håkon Mageli
Senior Vice President,
Corporate Affairs

Fridthjof Røer
Chief Internal Auditor

Governing bodies and elected representatives

Corporate Assembly

Elected by the shareholders

Knut Brundtland (0)	Lawyer	
Rune Bjerke (0)	Group President and CEO	DNB Nor (27,129,164)
Kjetil Houg (600)	Finance Director	Oslo Pensjonsforsikring (8,500,000)
Johan H. Andresen (0)	CEO and owner	Ferd AS (3,266,500)
Elisabeth Grieg (4,500)	CEO	Grieg International II AS (18,500)
Idar Kreutzer (0)	CEO	Storebrand (1,941,175)
Nils-Henrik Pettersson (80)	Lawyer	Law firm of Schjødt AS (0)
Gunn Wærsted (0)	Country Senior Executive	Nordea (6,392,818)
Olaug Svarva (0)	Managing Director	Folketrygdfondet (121,313,110)
Dag Mejdell (13,450)	Group President and CEO	Posten Norge AS (0)
Lars F. Windfeldt (126,265)		
Anne E. Gudefin (0)	Portfolio Manager	Franklin Templeton Investments (86,438,738)
Marianne Blystad (0)	Lawyer	Law firm of Ro Sommernes DA (0)
Nils K. Selte (51,000)	Finance Director	Canica (238,342,000)[1]

[1]Incl. shares owned by related parties

Deputy members

Terje R. Venvold (1,000)	Group President and CEO	Veidekke ASA (0)
Anne Birgitte Fossum (6,500)	Lic. oec	Foinco AS (0)
Scilla Treschow Hokholt (71,965)	Agricultural economist	
Benedikte Bjørn (0)	Company Secretary	StatoilHydro ASA (4,655,950)
Ann Kristin Brautaset (0)	Portfolio Manager	Folketrygdfondet (121,313,110)
Andreas Enger (5,000)		

Elected by the employees
Kai Erik Andersen (8,964)
Jens Morten Reiersrud (0)
Jan Atle Toft (5,082)
Sverre Olsen (80)
Karin Johansson (0)
Esa Mäntylä (0)
Lene Aarø Larsen (929)

Personal deputies for the Swedish and Danish representatives
Robert Johansson (379)
Per Carlsson (0)
Joan Brøgger (0)

Deputies elected by employees
Rune Skau (50)
Elke Thisted (1,234)
Cecilie Borgen (0)

Nomination Committee
Nomination Committee elected by the General Meeting (cf. Article 18 of the Articles of Association)
Knut Brundtland, Chairman (0)
Elisabeth Grieg (4,500)
Idar Kreutzer (0)
Leiv Askvig (0)
Olaug Svarva (0)
Sverre Olsen (80) (for election of Chairman of the Board)

Board of Directors

Stein Erik Hagen, Chairman
Svein S. Jacobsen, Deputy Chairman
Peter Ruzicka
Bjørg Ven
Lennart Jeansson
Åse Aulie Michelet
Kristin Skogen Lund
Aage Andersen[1]
Gunn Liabø[1]
Per Arnfinn Solberg[1]
[1] elected by the employees

Employee-elected Board observers
Peer Sørensen
Kenneth Hertz

Employee-elected Deputy Board members
Einar Støfringshaug (882)
Bjørn Rune Henriksen (1,182)
Roger Vangen (2,037)
Terje Utstrand (529)
Sidsel Kjeldaas Salte (4,534)

Auditor
Ernst & Young AS (0)
Jan Egil Haga (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned as of 31 December 2008, including those owned by related parties. Figures in brackets after the name of the employer indicate the number of shares owned by the employer. For shares owned by the Board of Directors and Board observers, see page 22-23.

Corporate democracy at Orkla

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of decision-making processes at Orkla. A common aim has been to evolve representational arrangements that adequately ensure broad-based involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the members of the Corporate Assembly are elected by the Group employees.

An International Committee of Union Representatives has been established for employees of the Norwegian, Swedish and Danish companies in the Orkla Group. This arrangement ensures broad representation for Group employees, based on company, union and country. The International Committee of Union Representatives meets regularly with the Group's executive management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European Works Council (EWC) has been established at Orkla.

In addition to the corporate arrangements mentioned here, the employees, as is customary, have representatives on the Board of Directors of the individual companies in the Group. The following is a list of the members of Orkla's International Committee of Union Representatives as of 31 December 2008.

Orkla Committee of Union Representatives

Working Committee
Aage Andersen, Chairman
Jonny Bengtsson, Deputy Chairman
Kenneth Hertz
Gunn Liabø
Ake Ligardh
Sidsel Kjeldaas Salte
Per Arnfinn Solberg
Einar Støfringshaug

Committee of Shareholders' Representatives
Peer Sørensen
Terje Utstrand
Åsmund Dybedahl
Nils Erik Nilsson
Sanne Øster
Gøran Johansson
Dan E. Andersson
Per Tronvoll
Roger Vangen
Bjørn Rune Henriksen

Brokerage houses and analysts

An updated list of the brokerage houses that regularly track Orkla's activities is available on Orkla's website under «Investor Relations». Orkla wishes to emphasise that the analysts' estimates and opinions are their own, and that they do not necessarily represent Orkla's views. Orkla does not necessarily agree with the content of the analyses, nor with the information, conclusions or recommendations contained therein.

ABG SUNDAL COLLIER
Contact: Dag Sletmo
Telephone: +47 22 01 60 00
E-mail: dag.sletmo@abgsc.no

ARCTIC SECURITIES ASA
Contact: Eivind Bergkåsa
Telephone: +47 21 01 32 28
E-mail: eivind.bergkaasa@arcticsec.no

RS PLATOU MARKETS AS
Contact: Terje Mauer
Telephone: + 47 22 01 63 00
E-mail: t.mauer@platoumarkets.com

HANDELSBANKEN CAPITAL MARKETS
Contact: Tore Østby
Telephone: + 47 22 94 08 35
E-mail: toos06@handelsbanken.se

CARNEGIE ASA
Contact: Preben Rasch-Olsen
Telephone: +47 22 00 93 59
E-mail: pro@carnegie.no

ARGO SECURITIES
Contact: Henrik Schultz
Telephone: +47 24 14 74 00
E-mail: henrik.shcultz@argosec.no

CREDIT AGRICOLE CHEUVREUX
Contact: Daniel Ovin
Telephone: +46 87 23 51 75
E-mail:dovin@cheuvreux.com

DANSKE EQUITIES
Contact: Nils Ove Kjerstad
Telephone: +47 22 86 13 25
E-mail: nils.ove.kjerstad@danskebank.com

PARETO SECURITIES ASA
Contact: Marianne Blaauw
Telephone: +47 22 87 87 00
E-mail: marianne.blaauw@pareto.no

DNB NOR MARKETS
Contact: Einar Kilde Evensen
Telephone: +47 22 94 88 50
E-mail: einar.kilde.evensen@dnbnor.no

SEB ENSKILDA ASA
Contact: Atle Vereide
Telephone: +47 21 00 85 00
E-mail: atle.vereide@enskilda.no

FIRST SECURITIES AS
Contact: Einar K. Strømstad
Telephone: +47 23 23 80 00
E-mail: einar.stromstad@first.no

FONDSFINANS ASA
Contact: Per Haagensen
Telephone: +47 23 11 30 00
E-mail: per.haagensen@fondsfinans.no

PIPER JAFFRAY LTD.
Contact: Torben Sommer
Telephone: +44 203 142 8817
E-mail: torben.s.sommer@pjc.com

STANDARD AND POOR'S
Contact: Ankit Jain
Telephone: +44 207 176 3221
E-mail: ankit_jain@standardandpoors.com

UBS INVESTMENT BANK
Contact: Olof Cederholm
Telephone: + 46 8 453 7306
E-mail: olof.cederholm@ubs.com

ORION SECURITIES ASA
Contact: Tomas Skeivys
Telephone: +37 52 46 19 62
E-mail: tsk@securities.no

Investor contacts at Orkla

Name	**Rune Helland**	Name	**Siv Merethe Skorpen Brekke**
Telephone	+47 22 54 44 11	Telephone	+47 22 54 44 55
E-mail	rune.helland@orkla.no	E-mail	siv.merethe.brekke@orkla.no

Main sponsor of:

SOS-barnebyer
Langsiktig hjelp til foreldreløse barn

Nobel Peace Center
Nobels Fredssenter

THE OSLO CENTER

Sponsor of:

DEN NORSKE OPERA & BALLETT

Orkla ASA
P.O. Box 423 Skøyen
NO 0213 Oslo, Norway
Tel: +47 22 54 40 00
Fax: +47 22 54 44 90
Enterprise number:
NO 910 747 711

Office address:
Karenslyst allé 6
NO 0278 Oslo, Norway

www.orkla.no
info@orkla.no

THE GLOBAL COMPACT
WE SUPPORT

In addition to the annual report
Orkla also publishes an environmental
report and a sustainability report.
These are available at www.orkla.com.